2025
ANNUAL REPORT

Notice & Proxy Statement 2026





We are already seeing **the birth of thousands of new businesses** on our platform that could not have existed two years ago. Our job is to provide the infrastructure that allows companies to **build faster and better than before**, while equipping our teams to make their mark on what comes next.

KHOZEMA SHIPCHANDLER
CEO
Twilio



Khozema Shipchandler
CEO, Twilio

Shareholders, customers, partners, and Twilions:

Last year, AI curiosity ended and the era of AI reality began.

We are seeing rapid breakthroughs in how we build, alongside a fundamental disruption in legacy business models. While the volume and velocity of hype can be confusing, a durable truth is emerging: there is a massive opportunity for the infrastructure underpinning the next generation of businesses. Twilio is a core part of this infrastructure because we sit at the intersection of communication, data, identity, and intent. In a world of generative noise, we act as a crucial filter that makes AI safe, trustworthy, and actionable.

The conversation is changing. For the first time in history, not every participant is human. AI agents are beginning to act on behalf of people and businesses - resolving disputes, negotiating transactions, and coordinating with other agents. This is not a future prediction; it is starting to happen on our platform right now.

While there is no shortage of AI experiments, there is a shortage of AI in production. Most organizations are stuck in pilots, not because of a failure of need or imagination, but because they lack the infrastructure to move from impressive demos to systems that work reliably at scale. The gap is not intelligence - it is infrastructure. Twilio is bridging that gap.

We spent the last two years revitalizing the business: accelerating growth, achieving GAAP profitability, and generating record free cash flow, while accelerating our innovation velocity. The financial discipline and operating rigor stays. Now, we build the next chapter of our company.

Twilio's Moat: You Cannot Prompt Engineer Our Super Network

Twilio has evolved from a communications utility into an orchestration layer that makes conversations work for businesses.

Our moat compounds because it is physical, regulated, and deeply operational. We operate 4,800 carrier connections across more than 180 countries and territories. You cannot prompt engineer a complex carrier agreement. You cannot AI your way to global regulatory compliance, let alone ensure billions of customer conversations take place seamlessly every moment of every day. We are the trusted, responsible solution.

This is why what we do is incredibly difficult to replicate, even with the help of AI. While other companies build great large language model, data warehouse, cloud, and agent businesses, we are able to capitalize on all of these technologies and more. We are indifferent to which intelligence is utilized; instead, we care that customers can converse with the world through our pipes with 100% fidelity. In a world of vibe coding, the easiest integration wins. We are becoming the default, embedded choice for the next generation of software.

Innovation Accelerator: Productivity and Product-Led-Growth

While global productivity growth has been stuck for nearly 20 years, Twilio acts as a catalyst to help unlock innovation.

We are helping companies fundamentally rethink their operations - deploying AI to make sales, support, and marketing teams more productive by orders of magnitude. To accelerate this, we continue to enhance our Product-Led-Growth capabilities through a revamped console experience that allows customers to consume our platform through usage-based pricing and packaging that aligns with their revenue models. We are making sophisticated tools like persistence, memory, and agent orchestration easy to discover and deploy. These tools allow a conversation to take place over long periods of time, in an increasingly enriching fashion, whether through human or agent interactions.

We are the market leader in voice communications[1], acting as the bedrock for hundreds of new voice AI startups, while we build multi-channel, conversational AI tooling to allow businesses to connect with consumers on their terms. Our trusted, simple, and smart platform is the toolset of choice, used across customer personas - from developers to enterprises, digital natives to main street businesses, and systems integrators to independent software vendors.

Infrastructure for the Agentic Era

As agents begin to execute conversations without human intervention, the world needs a neutral, trusted broker. We are uniquely positioned to be the agentic control plane for a significant portion of these interactions.[2] We close the trust gap that blocks enterprise adoption through three pillars:

- **Identity and Privacy:** Trust starts with knowing who or what is communicating. With the acquisition of Stytch, we are extending our massive authentication scale to give agents verifiable identities. Crucially, we are building privacy frameworks designed to ensure data is handled with the rigor that businesses and regulators demand.

- **Neutrality:** Twilio is the "Switzerland" of the technology stack. We connect any model to any endpoint. This is not a design preference; it is a strategic requirement. Agent-to-agent coordination only works if the infrastructure is not promoting its own model.

- **Visibility and Governance:** When agents act, businesses need to know why. Because Twilio is already where many of these conversations happen, we can add to our analytics and telemetry by providing intent insights, audit trails and kill switches that give businesses the confidence to move agents from pilot to high-stakes production.

These are all natural areas for new exploration, growth and improved customer outcomes.

---

1. Critical Capabilities for Communications Platform as a Service, Gartner. July 2025.

2. Understanding Twilio's Agentic Opportunity: Expanding from Communications Utility to Agent Control Plane, IDC. February 2026

An Expanding Economy

There is a lot of noise regarding the impact of AI on the workforce. Our view is that over time AI will be a net positive for jobs, businesses, and the world at large. New companies will be built faster than ever, and existing enterprises will find a path to grow revenue and save costs simultaneously - all while consumers get better experiences and faster resolutions.

We are already seeing the birth of thousands of new businesses on our platform that could not have existed two years ago. New AI superpowers will empower every successive generation of college graduates to build and scale B2B and consumer businesses at a pace that was previously impossible. At Twilio, our job is to build the infrastructure that allows companies to build faster and better than ever before, while equipping our own teams with aggressive AI upskilling to grow their careers and make their mark on what comes next.

Our People

All of this happens because of the 5,500+ Twilions who stay humble and hungry. Thanks to you, ten years since our IPO, we are no longer just a provider of channels - we are foundational infrastructure for the era of AI.

To our customers, thank you for the trust you place in us to power your most critical conversations. To our investors, thank you for your partnership. To our partners, we look forward to building the agentic future with you.

The conversation is changing. We intend to be the infrastructure it runs on.

Let's go!

Khozema Shipchandler CEO, Twilio

In 2025 we transformed our financial profile *while accelerating innovation*



GAAP PROFITABLE
First full year in company history



$5.1 BILLION
Total Revenue



$924 MILLION
Non-GAAP Income from Operations[1]



$945 MILLION
Free Cash Flow[1]

We powered global scale, shifted to solutions selling, and drove *record customer + GTM growth*

- **402k+** active customer accounts rely on our infrastructure daily
- **90%** of the Fortune 500 and **59%** of the Global 2000
- **+26% YoY growth** in multi-product customer count[2]
- Acquired **Stytch**

- **Largest nine-figure deal** in Twilio's history
- **24% YoY growth in** ISV revenue
- **21% YoY growth** in self serve revenue[3]
- **803M people** reached via Twilio.org

Landed *strategic partnerships*







Note: Figures are as of and for the fiscal year ending December 31, 2025 unless otherwise noted.

1. Non-GAAP Income from Operations and Free Cash Flow are non-GAAP financial measures. See Appendix C of our Proxy Statement for non-GAAP definitions and reconciliations.

2. Multi-Product Customer Count reflects customer accounts at the end of the period that generated revenue during the period in more than one of the following product categories: 1) Core Messaging (e.g., SMS, MMS); 2) Advanced Messaging (e.g., WhatsApp, RCS); 3) Voice; 4) Video; 5) Email; 6) Segment; 7) Other (e.g., Flex, User Authentication and Identity).

3. Self Serve Revenue includes revenue from customer accounts acquired and managed through our self-service platform. Self serve status is assessed periodically and customers are recategorized based upon transition into or out of direct account management.

Today's leading brands are powered by Twilio



mercado libre

Mercado Libre, the leading e-commerce platform in Latin America, uses Twilio's real-time transcription to streamline seller onboarding and secure buyer-seller communications, delivering a safer and more efficient marketplace experience.



Nestlé

Nestlé, a global food and beverage company, signed an expansion deal to leverage Segment's unified profile to drive personalized communications, unlocking cross sell opportunities in multiple countries and all Nestlé's brands and categories.



Philippine Airlines
The Heart of the Filipino

Philippine Airlines, the flag carrier of the Philippines, uses Twilio Flex to modernize its contact center operations and deliver personalized, efficient support for millions of passengers.



RIVIAN

Rivian replaced a fragmented legacy system with Twilio Flex to eliminate disconnected customer experiences and high tech costs, creating a seamless, AI-ready support platform.



SIERRA

Sierra, a leader in applied AI, uses Twilio's voice platform to power advanced AI agents that deliver more human customer experiences and multi-party conversations for businesses worldwide.



UNOS

UNOS, the nonprofit that runs the U.S. organ transplant network, uses Twilio Voice and SMS to deliver instant, reliable alerts to transplant teams nationwide–enabling life-saving organs to be matched in seconds and transforming critical communications into second chances for patients.













AUTODESK GRUBHUB

HubSpot IBM PGA OF AMERICA 1916 Rocket

PHOENIX SUNS vineyard vines zendesk

We delivered innovation at scale, and it was recognized

 Best Workplaces for Innovators

Gartner Named Twilio a Leader in the 2025 Gartner Magic Quadrant for CPaaS

Omdia Named Twilio a Leader in Omdia Universe 2024-2025 CPaaS report

Omdia named Twilio a Leader in the Omdia Universe 2024-2025 Customer Engagement Platforms report

IDC positioned Twilio in the Leaders category in their 2025 MarketScape Report for CPaaS

 **Twilio's combination of omnichannel communications, contextual data, AI frameworks, developer base and technology partnerships make it the company to beat in CPaaS AI.**

– Gartner "AI Vendor Race: Twilio Is the Company to Beat for CPaaS AI"

Voice had a breakout year across the platform

49% YoY growth in Voice AI customer revenue, **13% growth** in voice revenue for FY25, with growth across products like Branded Calling, ConversationRelay, and Conversational Intelligence.

Handled record-breaking workloads during Cyber Week


6.99 BILLION
Messages (+34.5% YoY)


1.07 BILLION
Calls (+58% YoY)


75.1 BILLION
Emails (+14.6% YoY)

We used AI internally to drive the same ROI we promise our customers

98%
Inbound sales requests fielded by Twilio agents.

80%
Inbound sales requests resolved by Twilio agents.

72%
Support tickets handled by Twilio agents.

90%
time saved for outbound sales research.

90% FASTER
content localization for marketing campaigns.

Numbers above reflect year to date through March.

Based on demonstrated capabilities to reduce time from weeks or days to hours or minutes.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "aim," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this letter include, but are not limited to, statements about: our future financial performance, including our expected financial results, our guidance and related commentary, and our expectations regarding growth, profitability, and free cash flow; our financial discipline and operating rigor; our competitive advantages and ability to increase our market share and capture additional market opportunities; our vision for our platform, including our anticipated strategies, business plans and innovation and the value proposition of our platform for customers; and our expectations regarding AI and the agentic era, including our AI-related opportunities and moat and the use of AI in our platform and products and internally. You should not rely on forward-looking statements as predictions of future events.

The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements, including those more fully described in our most recent filings with the Securities and Exchange Commission, including our most recent report on Form 10-K, and subsequent reports on Form 10-Q. Should any of these risks materialize, or should our assumptions prove to be incorrect, actual financial results could differ materially from our projections or those implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks and uncertainties may emerge that could have an impact on the forward-looking statements contained in this letter.

Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made. We undertake no obligation to update any forward-looking statements made in this letter to reflect events or circumstances after the date of this letter or to reflect new information or the occurrence of unanticipated events, except as required by law.



TWILIO INC.
101 Spear Street, Fifth Floor
San Francisco, California 94105

Notice of Annual Meeting of Stockholders
To Be Held at 9:00 a.m. Pacific Time on June 16, 2026


Date
June 16, 2026


Time
9:00 a.m.
Pacific Time


Virtually at
www.virtualshareholder
meeting.com/TWLO2026


Record Date
Close of Business
on April 17, 2026

Dear Stockholders of Twilio Inc.:

We cordially invite you to attend the 2026 annual meeting of stockholders (the "Annual Meeting") of Twilio Inc., a Delaware corporation, which will be held virtually on **June 16, 2026 at 9:00 a.m. Pacific Time via live audio webcast at www.virtualshareholdermeeting.com/TWLO2026**, for the following purposes, as more fully described in the accompanying proxy statement:


1. To elect Charles Bell, Jeffrey Immelt, Douglas Robinson and Erika Rottenberg to serve as directors until the next annual meeting of stockholders and until their successors are duly elected and qualified;


2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;


3. To approve, on a non-binding advisory basis, the compensation of our named executive officers;


4. To approve the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan;


5. To approve the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan; and


6. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Annual Meeting will be a virtual meeting held via live audio webcast. You will be able to attend the meeting, vote your shares and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2026. As always, we encourage you to vote your shares prior to the Annual Meeting either via the internet, by telephone or by mail to help make this meeting format as efficient as possible.

Our board of directors has fixed the close of business on April 17, 2026 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on April 17, 2026 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon are presented in the accompanying proxy statement.

This proxy statement and our annual report can be accessed directly at www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote as soon as possible to ensure that your shares are represented. For additional instructions on how to vote your shares, please refer to your proxy card. Voting your shares by proxy prior to the Annual Meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

By order of the board of directors,

Khozema Shipchandler
Chief Executive Officer and Director
San Francisco, California
April 28, 2026

We appreciate your continued support of Twilio.



Table of Contents



* * *

(Intentionally Left Blank)



Proxy Statement Summary

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2026 annual meeting of stockholders of Twilio Inc., a Delaware corporation (referred to in this proxy statement as "Twilio," the "Company," "we," "us," or "our"), and any postponements, adjournments or continuations thereof (the "Annual Meeting").

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Information About Our 2026 Annual Meeting of Stockholders

The Annual Meeting will be held virtually on **June 16, 2026 at 9:00 a.m. Pacific Time via live audio webcast**. We encourage you to access the Annual Meeting before it begins. Online check-in will start at approximately 8:45 a.m. Pacific Time on June 16, 2026. You will be able to attend the virtual Annual Meeting, vote your shares electronically and submit your questions during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/TWLO2026 and entering your 16-digit control number located on your proxy card. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 28, 2026 to all stockholders entitled to vote at the Annual Meeting.

Additional information about these proxy materials and the Annual Meeting is provided in "question and answer" format commencing on page 90 of this proxy statement.

How to Vote



By Phone
1-800-690-6903
Vote must be received by 8:59 p.m. Pacific Time, June 15, 2026



By Internet Before the Meeting
www.proxyvote.com
Vote must be received by 8:59 p.m. Pacific Time, June 15, 2026



By Mail
Return your completed proxy card in the prepaid envelope
Vote must be received by 8:59 p.m. Pacific Time, June 15, 2026



By Internet During the Meeting
www.virtualshareholdermeeting.com/TWLO2026
Vote must be submitted before the polls close during the Annual Meeting

Voting Matters and Vote Recommendation

Items of Business	Board's Recommendation	More Information
1. The election of Charles Bell, Jeffrey Immelt, Douglas Robinson and Erika Rottenberg as directors.	**FOR**	Page 32
2. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026.	**FOR**	Page 33
3. The approval, on a non-binding advisory basis, of the compensation of our named executive officers.	**FOR**	Page 35
4. The approval of the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan.	**FOR**	Page 36
5. The approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan.	**FOR**	Page 49



Financial and Business Highlights

Business Update

We envision a world in which every digital interaction is amazing. By combining our leading communications capabilities with rich contextual data and artificial intelligence ("AI"), we provide the infrastructure for businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale.

We offer highly customizable communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions, together with our customer data capabilities, helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

In recent years, we have taken action to better position our business for durable, profitable growth. Key highlights include:

- **Achieved Full-Year GAAP Profitability**: We achieved our first ever year of GAAP operating profitability in 2025.

- **Announced a Three-Year Financial Framework**: We hosted a successful investor day event in January 2025, announcing a three-year financial framework through 2027 for durable, profitable growth, as well as capital allocation and returns.

- **Accelerated Organic Growth**: We accelerated year-over-year revenue growth to 14% in 2025, compared to 7% for 2024, and accelerated year-over-year organic revenue growth to 13% for 2025, compared to 9% for 2024.[1]

- **Innovation**: We have continued to build innovation velocity, with a focus on delivering a single, cohesive platform that serves as the foundational infrastructure layer embedding communications, contextual data, and AI in one place.

- **Improved Operational Efficiency**: We reduced operating expenses year-over-year in 2025, and advanced initiatives to optimize our business and reduce costs, including through simplifying, modernizing and automating business processes and infrastructure, enhancing our self-serve channel, leveraging AI, and optimizing our workforce.

- **Strengthened Free Cash Flow Profile**: We increased our annual net cash provided by operating activities and free cash flow generation by nearly $1.3 billion between 2022 and 2025.[1]

- **Reduced Stock-Based Compensation**: We have transformed our equity compensation practices in recent years, yielding significant improvements in our stock-based compensation expense and equity burn rate. At our 2025 investor day, we introduced 2027 targets for stock-based compensation expense of approximately 10% of revenue and a net burn rate of less than 3%. In 2025, stock-based compensation expense was 12% of revenue, reflecting a reduction of 200 basis points year-over-year and 900 basis points since 2022, and net burn was just 1.5%.[2]

- **Returned Capital to Shareholders**: We completed $3.9 billion in aggregate share repurchase authorizations from 2023 through 2025, reducing total shares outstanding by approximately 18% during the period. In January 2025, our board of directors authorized $2 billion in additional share repurchases expiring at the end of 2027, of which approximately $1.1 billion remained entering into 2026.

(1) Organic revenue and free cash flow are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.

(2) The net burn target for 2027 announced at our 2025 investor day reflects the number of shares underlying equity awards granted to employees during the year, net of forfeitures, divided by the prior year ending share count, and therefore does not reflect the impact of share repurchases during the year.



Financial Performance and Capital Allocation

We are focused on creating long-term value for our stockholders by continuing to drive durable, profitable growth. Our 2025 financial highlights include the following:

- Revenue of $5.1 billion, up 14% year-over-year. Organic revenue growth of 13% year-over-year.[1]

- GAAP income from operations of $158 million in 2025, compared with GAAP loss from operations of $54 million in 2024.

- Non-GAAP income from operations of $924 million in 2025, compared with non-GAAP income from operations of $714 million in 2024.[1]

- Net cash provided by operating activities of $1.0 billion in 2025, compared with net cash provided by operating activities of $716 million in 2024.

- Free cash flow of $945 million in 2025, compared with free cash flow of $657 million in 2024.[1]

- Repurchased an aggregate of $855 million[1] worth of shares of our common stock in 2025, which represents over 90% of free cash flow for the period.[2]

(1) Includes related costs.

(2) Organic revenue growth, non-GAAP income from operations, and free cash flow are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.



Corporate Governance Highlights

Our corporate governance practices are described in the section titled "Board of Directors and Corporate Governance" below, including the following highlights:

✓ Independent board chair

✓ Highly independent board (9/10 directors)

✓ 100% independent board committees

✓ Regular executive sessions of independent directors

✓ Risk oversight by board and committees

✓ Board oversight of strategy and business plans

✓ Robust annual stockholder engagement program

✓ Thoughtful board refreshment process (added five new independent directors since 2021)

✓ Highly qualified board with a broad range of skills, backgrounds, and experiences aligned with our strategic priorities

✓ Annual board and committee evaluations

✓ CEO evaluation process

✓ Succession planning process

✓ No supermajority voting provision in bylaws (removed in January 2025)

✓ No supermajority voting provisions in certificate of incorporation (removed in June 2025)

✓ Declassifying board (phase-out commencing at the 2026 Annual Meeting)

✓ Annual say-on-pay vote

✓ One share, one vote

✓ Stock ownership guidelines for directors and executive officers

✓ Robust code of conduct and corporate governance guidelines

✓ Regular review of corporate governance policies and committee charters

✓ Policy prohibiting hedging, pledging and short sales

Evolution of Corporate Governance

Twilio is committed to strong corporate governance. We believe that robust corporate governance policies and practices are critical to the effective management of our business, helping ensure that our business functions at its best and serves the long-term interests of our stockholders.

Since becoming a public company in 2016, our board and governance practices have evolved to reflect our strategic priorities, the changing needs of our business, practices of our peers and stockholder feedback.

As part of this evolution, we have regularly refreshed our board, with eight of nine independent directors added subsequent to the IPO and five of those added since the beginning of 2021, including most recently appointing Doug Robinson in March 2026. Our thoughtful and deliberate board refreshment process has focused on adding critical skills and qualifications to our board to help Twilio navigate strategic opportunities and challenges. Moreover, as part of this refreshment process, we have sought highly qualified directors representing a broad range of expertise, backgrounds, and perspectives, leading to a board that is composed of directors with a wide range of skills and experiences relevant to Twilio.


2023	• Transitioned to a one-share, one-vote capital structure, eliminating our legacy dual-class structure.
	• Implemented a year-round engagement program, featuring formal meetings with our stockholders in the spring and fall. Many of the changes to both our corporate governance and executive compensation practices in recent years reflect the board's responsiveness to stockholder feedback and priorities. See our "Stockholder Engagement" section below for further details of our engagement program.
2024	• Appointed Khozema Shipchandler as Chief Executive Officer, reflecting the board's deliberate and thoughtful approach to succession planning.
	• Separated the roles of board chair and Chief Executive Officer and appointed Jeff Epstein, who has served as our lead independent director since December 2017, to the role of independent board chair.
2025	• Amended our bylaws to eliminate supermajority voting provisions.
	• At our 2025 Annual Meeting:
	• Sought and obtained stockholder approval to eliminate supermajority voting provisions from our amended and restated certificate of incorporation (our "certificate of incorporation"); and
	• Obtained stockholder approval to declassify the board of directors; directors standing for election will be elected to one-year terms beginning at this year's Annual Meeting, and our board of directors will be declassified as of the conclusion of our 2028 annual meeting of stockholders.

We are committed to ensuring that our corporate governance practices, as part of our broader strategy, best position Twilio for future success. We will continue to evaluate and evolve our corporate governance profile, taking into account the best interests of the Company and feedback we receive from our stockholders.



Stockholder Engagement

Annual Stockholder Engagement Cycle

We are committed to ensuring the perspectives of our stockholders are understood and incorporated into Twilio's decision making. Throughout the year, our board of directors and management regularly review and consider feedback received from our stockholders, including through meetings with stockholders, voting results, and other routine communications. This dialogue facilitates transparency, helps us better understand the perspectives of our stockholders and allows our board of directors to make better informed decisions throughout the year.

Review and Prepare	Outreach and Engagement	Respond

• Our board of directors monitors and reviews:
  • investor feedback
  • stockholder voting results
  • trends in corporate governance, executive compensation, corporate stewardship and other matters
• Our board of directors and management identify and prioritize topics of interest to investors
	• We meet with investors to solicit feedback on topics of interest—including governance, sustainability and compensation—after the filing of our proxy and during the fall "off season"
	• Management continuously engages with stockholders, analysts and prospective investors during the year through conferences, investor events and one-on-one calls
	• Feedback is conveyed to our full board of directors and relevant committees
		• Our board of directors, committees and management review and discuss stockholder perspectives to identify priorities and trends
		• We respond to stockholder feedback through changes to our practices, enhanced disclosure, or otherwise, as deemed appropriate and in the best interests of our stockholders

In 2025, we conducted two main rounds of stockholder outreach—one in the spring and one in the fall. During 2025 engagement we reached out to 29 institutional investors holding approximately 61.8% of our shares outstanding and held meetings with five institutional investors holding approximately 22% of our shares outstanding.



Stockholder Feedback

In the course of our discussions with stockholders, we have received valuable feedback on our compensation and corporate governance practices, including considerable support for our responsiveness and changes made in recent years. Such feedback was conveyed to our full board of directors and relevant committees for consideration in their decision making. Our consideration of the feedback from stockholders regarding our compensation of our named executive officers is further discussed in "Executive Compensation—Compensation Discussion and Analysis—Stockholder Feedback and Our Annual Say-on-Pay Vote".

Key topics we have discussed with stockholders include:

What We Heard	How We Responded
Executive Compensation	
Pay and performance alignment	• We did not increase base salaries of our named executive officers in 2025, for the second year in a row. • In 2025, we reduced the approved target value of equity awards granted to each of our named executive officers by more than 15%. • In 2025, we reduced the target bonus opportunity for our Chief Financial Officer. • We used an updated peer group to assess 2025 compensation, which reflects a set of companies with comparable market capitalization and revenue. Among the updates were adding more cloud-based software companies that would improve our market capitalization positioning within our peer group to be closer to the median, while pursuing balance overall between software companies and those focused more on internet infrastructure and communications, and removing several companies that significantly exceeded our market capitalization.
Manage compensation-related stockholder dilution	• At our 2025 investor day, we introduced a target to reduce stock-based compensation expense to approximately 10% of revenue for 2027. In 2025, stock-based compensation expense was 12% of revenue, reflecting a reduction of 200 basis points year-over-year and a reduction of 900 basis points since 2022. • We also introduced a 2027 net burn rate target of less than 3%, and achieved net burn of just 1.5% in 2025.[1]
PSU structure	• We received positive stockholder feedback on our performance-based restricted stock unit ("PSU") awards structure introduced in 2024, and in 2025, we again granted PSUs with a three-year performance period, with vesting based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting). No portion of the 2025 PSUs is eligible to vest until 2028.
Continue use of short-term incentive plan	• We received positive stockholder feedback on our annual cash bonus plan for executives that we implemented in 2024, and in 2025 we awarded annual cash bonuses as a short-term incentive with rigorous performance metrics and targets, with 2025 target opportunities based on the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting).

[1] The net burn rate target for 2027 announced at our 2025 investor day reflects the number of shares underlying equity awards granted to employees during the year, net of forfeitures, divided by the prior year ending share count, and therefore does not reflect the impact of share repurchases during the year.



What We Heard	How We Responded
Corporate Governance	
Annual director elections	• At our 2025 annual meeting of stockholders, we sought and obtained stockholder approval to declassify our board of directors. Directors standing for election will be elected to one-year terms beginning at the Annual Meeting, and our board of directors will be fully declassified as of the conclusion of our 2028 annual meeting of stockholders.
Majority vote standard	• In January 2025, we amended our bylaws to eliminate supermajority voting provisions, and at our 2025 annual meeting of stockholders, we sought and obtained stockholder approval to eliminate supermajority voting provisions from our certificate of incorporation. Amendments to our certificate of incorporation, unless otherwise provided by law, require the affirmative vote of the holders of a majority of the voting power of our outstanding stock entitled to vote thereon.
Board composition and refreshment	• Since the beginning of 2021, we have added five new independent directors, including most recently appointing Doug Robinson, each of whom bolsters oversight by our board of directors in areas critical to our business strategy, bringing additional skills and diverse perspectives to our board of directors.

We remain committed to ongoing stockholder dialogue and to ensuring that our governance, executive compensation and corporate stewardship priorities align with stockholder expectations and our strategic objectives.



twilio

Board of Directors and Corporate Governance

Board of Directors

Our business and affairs are managed under the direction of a highly independent, experienced and qualified board of directors. Our board of directors, through our nominating and corporate governance committee, proactively evaluates its composition in the context of our company's evolving business needs and has taken a thoughtful approach to board composition. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and backgrounds of our directors provide us with the right range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders. Our board of directors also oversees our stockholder engagement program and reviews investor feedback, which allows us to better understand the perspectives of our stockholders and to take this feedback into account as we shape the composition of our board of directors.



Independence

9
90%
Independent
1
Independent
Non-Independent

Board Demographics

3
30%
Women
7
Women
Men

3
30%
Racially/Ethnically Diverse
7
Racially/Ethnically Diverse
Non-Racially/Ethnically Diverse

Tenure

3
5
~4.8
Years
2
< 4 Years
4-6 Years
7+ Years

Our board of directors currently consists of ten directors. All of our board members, other than our CEO, Mr. Shipchandler, qualify as "independent" under the listing standards of the New York Stock Exchange. While our board of directors is currently divided into three classes of directors, we have begun to phase out our classified board structure such that our board of directors will be fully declassified as of the conclusion of the 2028 annual meeting of stockholders. In eliminating the classified board structure, beginning with the Annual Meeting, directors whose terms expire will stand for election to serve for a one-year term instead of a three-year term. No director's existing term was shortened. Directors, subject to the phase-out of the classified board structure, serve until the next annual meeting of stockholders and until their successors are elected and qualified, subject to earlier resignation or removal.



The following table sets forth the names, ages as of March 31, 2026, and certain other information for each of the members of our board of directors with terms expiring at the Annual Meeting (who are also nominees for election as a director at the Annual Meeting) and for each of the continuing members of our board of directors.

	Class*	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Directors with Terms Expiring at the Annual Meeting/Nominees									
Charles Bell	I	68	2023	2026	2027	✓	🔴		
Jeffrey Immelt	I	70	2019	2026	2027	✓		🔵	
Douglas Robinson	I	53	2026	2026	2027	✓		🔴	
Erika Rottenberg	I	63	2016	2026	2027	✓			🔵
Continuing Directors									
Donna Dubinsky	III	70	2018	2028		—	✓		🔴
Jeff Epstein	II	69	2017	2027		—	✓	🔵	
Deval Patrick	III	69	2021	2028		—	✓		🔴
Khozema Shipchandler	II	52	2024	2027		—			
Andrew Stafman	II	38	2024	2027		—	✓	🔴	
Miyuki Suzuki	III	65	2022	2028		—	✓	🔴	

🔵 Committee Chair 🔴 Committee Member ✓ Independent Board Chair

* As described elsewhere in this proxy statement, the classes of our board of directors are being phased out commencing at our Annual Meeting. Directors elected at and after our Annual Meeting will be elected to one-year terms, and our board of directors will be declassified effective as of the conclusion of our 2028 annual meeting of stockholders.



Board Skills and Experience Matrix

Our nominating and corporate governance committee periodically evaluates the composition of our board of directors in the context of our company's evolving business needs to ensure that our directors have the skillsets, experiences and backgrounds that collectively add value to the strategic decisions made by our company, that enable them to provide oversight of management, risk, business operations, and corporate strategy, and that allow our board of directors to best fulfill its responsibilities to the long-term interests of our stockholders. This has resulted in the addition of five new independent directors to our board of directors since the beginning of 2021. Summarized below are the skills and experience that we consider important for our directors in light of our business strategy, structure, and market dynamics. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and backgrounds of our directors provide us with a broad range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders.

	Bell	Dubinsky	Epstein	Immelt	Patrick	Robinson	Rottenberg	Shipchandler	Stafman	Suzuki
Technology and Software Industry Deep insight in the technology and software industries to oversee our business and the risks we face related to those industries, including AI.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Communications Industry Deep insight in the communications industry to oversee our business and the risks we face related to that industry.		✓				✓		✓		✓
Public Company Board Experience to understand the dynamics and operation of a public company.	✓	✓	✓	✓	✓		✓	✓	✓	✓
Public Company Executive / Senior Leadership Experience in senior leadership positions at a public company to analyze, advise and oversee management in decision making, operations and policies.	✓	✓	✓	✓	✓	✓	✓	✓		✓
Finance / Accounting / Audit Knowledge of financial markets, financing and accounting and financial reporting processes.	✓	✓	✓	✓	✓		✓	✓	✓	✓
Sales and Marketing Sales and marketing experience to provide expertise and guidance to grow sales and enhance our brand.		✓		✓		✓				✓
Human Capital / Compensation / Employee Development and Training Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment.	✓	✓	✓	✓	✓	✓	✓	✓		✓
Global Business Operations Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	✓	✓	✓	✓	✓	✓	✓	✓		✓
Risk Management Experience in risk oversight.	✓		✓	✓	✓		✓	✓		
Regulatory / Government / Public Policy Experience in governmental and regulatory affairs.	✓	✓		✓	✓		✓			
Cybersecurity / Information Security / Privacy Expertise to oversee cybersecurity, information security, and privacy management.	✓						✓	✓		✓
Strategy / Business Development / M&A Experience creating long-term value through investment, acquisitions and growth strategies.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance Experience in corporate governance, compliance, policy, investor relations and creating long term sustainable value.		✓	✓	✓	✓		✓	✓	✓	✓



Nominees for Director



Charles Bell

Age: 68
Director Since: 2023
Independent

Committees:
Audit

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Mr. Bell has served as a member of our board of directors since March 2023. Since February 2026, Mr. Bell has served as Executive Vice President, Engineer at Microsoft, Inc. ("Microsoft"), a global software and technology company, which he joined in 2021 as Executive Vice President, Security, Compliance, Identity, and Management. From 1998 to 2021, Mr. Bell served in several roles at Amazon.com, Inc. ("Amazon"), an e-commerce and cloud computing company, including as Senior Vice President of Utility Computing from 2016 to 2021, Vice President of Utility Computing from 2005 to 2016, Vice President of eCommerce Platform from 2003 to 2005, and Vice President of Infrastructure from 1998 to 2003. Mr. Bell holds a B.A. in Business Administration, Information Systems Concentration from California State University, Fullerton.

Qualifications:

With his extensive experience in internet information technology, platform software, cloud computing and cybersecurity, including as Executive Vice President, Engineer and former Executive Vice President, Security, Compliance, Identity and Management at Microsoft, and as the former Senior Vice President of Utility Computing responsible for Amazon Web Services at Amazon, Mr. Bell brings a deep understanding of the technology industry and significant cybersecurity expertise to our board of directors. From his experience in executive leadership roles at multinational companies, Mr. Bell also brings a critical understanding of financial, operational, risk management, and regulatory compliance issues.



Jeffrey Immelt

Age: 70
Director Since: 2019
Independent

Committees:
Compensation and Talent Management (Chair)

Other Public Company Board Experience within Last 5 Years:
Bloom Energy Corporation (2019-present)
Desktop Metal, Inc. (2018-2025)
NeueHealth, Inc. (formerly Bright Health Group, Inc.) (2020-2025)
Hennessy Capital Investment Corp. V (2021-2022)
Tuya Inc. (2021-2022)

Experience:

Mr. Immelt has served as a member of our board of directors since June 2019. Mr. Immelt is a venture partner of New Enterprise Associates ("NEA"), a venture capital firm, which he joined in 2018. From 2001 to 2017, Mr. Immelt served as Chairman and Chief Executive Officer of General Electric Company ("General Electric"). Prior to being appointed Chief Executive Officer, Mr. Immelt held several global leadership roles at General Electric from 1982 to 2000. Mr. Immelt serves on the boards of directors of certain of NEA's portfolio companies, among others, and previously served as a director of the Federal Reserve Bank of New York, as chairman of the U.S. Presidential Council on Jobs and Competitiveness and as a trustee of Dartmouth College. He holds a B.A. in Applied Mathematics from Dartmouth College and an M.B.A. from Harvard University.

Qualifications:

With his extensive experience as a chief executive and director of global businesses, including as the former Chief Executive Officer and Chairman of General Electric, Mr. Immelt brings to our board of directors a deep expertise in global business and financing strategy, as well as insight into managing all aspects of a multinational business, including operations, sales and marketing, human capital management, executive compensation, and global markets. In addition, Mr. Immelt's extensive public company board experience gives Mr. Immelt a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. As a partner of a venture capital firm, Mr. Immelt also brings knowledge of the current landscape of emerging technologies and companies in our industry.





Douglas Robinson

Age: 53
Director Since: 2026
Independent

Committees:
Compensation and Talent Management

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Douglas Robinson has served as a member of our board of directors since March 2026. From 2010 to 2025, Mr. Robinson served in several roles at Workday, Inc., a global software and technology company ("Workday"), including as Co-President from 2021 to 2025, Executive Vice President, Global Sales from February 2021 to November 2021, and Senior Vice President, Sales-Americas from 2018 to 2021. Prior to Workday, Mr. Robinson served in various sales roles at Oracle Corporation and PeopleSoft, Inc. Mr. Robinson holds a B.B.A. in Finance and Management Information Systems from Ohio University.

Qualifications:

With his extensive experience in the technology and software industry, including a 15-year Workday career where, most recently as company Co-President, he was responsible for overseeing Workday's GTM efforts across the globe and all industries and for driving Workday's continued revenue growth in new and emerging markets, Mr. Robinson brings a deep understanding of the technology industry and significant enterprise applications expertise to our board of directors. From his experience serving in executive leadership roles in the technology industry, he also brings extensive knowledge of sales, strategy and business development, and public company executive leadership.



Erika Rottenberg

Age: 63
Director Since: 2016
Independent

Committees:
Nominating and Corporate Governance (Chair)

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Ms. Rottenberg has served as a member of our board of directors since June 2016. From March 2022 to December 2023, Ms. Rottenberg served as a Strategic Advisor at the Chan Zuckerberg Initiative, a philanthropic initiative, after having served as its Vice President and General Counsel from 2018 to 2022. From 2008 to 2014, Ms. Rottenberg served as Vice President, General Counsel and Secretary at LinkedIn Corporation ("LinkedIn"), a professional networking company. From 2004 to 2008, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary at SumTotal Systems, Inc., a talent management enterprise software company. From 1996 to 2002, Ms. Rottenberg served in several roles at Creative Labs, Inc., a computer peripheral and digital entertainment product company, including as Vice President, Strategic Development and General Counsel. From 1993 to 1996, Ms. Rottenberg served as an attorney at Cooley LLP, a law firm, specializing in corporate and employment law. Ms. Rottenberg holds a B.S. in Special and Elementary Education from the State University of New York at Geneseo and a J.D. from the University of California, Berkeley School of Law, formerly known as Boalt Hall School of Law.

Qualifications:

With her extensive experience as an executive and director of private and public technology companies, including as former General Counsel of LinkedIn, Ms. Rottenberg brings to our board of directors expertise in corporate governance, risk management oversight, business operations, and legal, policy and compliance matters, including privacy, security and intellectual property. Ms. Rottenberg has a deep understanding of the complex legal, regulatory and corporate governance issues that we face as a global, publicly traded technology company.



Continuing Directors



Donna Dubinsky

Age: 70
Director Since: 2018
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience within Last 5 Years:
None

Experience:

Ms. Dubinsky has served as a member of our board of directors since December 2018. From 2022 to 2023, Ms. Dubinsky served as a Senior Counselor to the U.S. Secretary of Commerce, Gina Raimondo. In 2005, Ms. Dubinsky co-founded Numenta, Inc. ("Numenta"), a machine intelligence company, where she served as Chief Executive Officer from 2005 to 2022 and as Board Chair from 2005 to 2024. Ms. Dubinsky also co-founded Handspring, Inc. ("Handspring"), a maker of personal digital assistants, and served as its President and Chief Executive Officer from 1998 to 2003 and as Acting Chief Financial Officer from 2002 to 2003. From 1992 to 1998, Ms. Dubinsky served as President and Chief Executive Officer of Palm Computing, Inc. ("Palm"), one of the first companies to develop and design handheld computers and smartphones. From 2023 to 2025, Ms. Dubinsky served on the board of Natcast, Inc., a non-profit entity focused on semiconductor research, and she previously served on the board of Intuit Inc. and Yale University, including two years as Senior Fellow. Ms. Dubinsky holds a B.A. from Yale University and an M.B.A. from Harvard Business School.

Qualifications:

With her extensive experience founding and managing technology companies, including Palm, Handspring, and Numenta, Ms. Dubinsky brings to our board of directors experience as a successful entrepreneur with demonstrated expertise and knowledge in business strategy, innovation, artificial intelligence, executive leadership growth, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company. Her experience working with the federal government adds depth to her understanding of governmental and regulatory affairs.



Jeff Epstein

Age: 69
Director Since: 2017
Independent

Committees:
Audit (Chair)

Other Public Company Board Experience within Last 5 Years:
Autodesk, Inc. (2025-present)
AvePoint, Inc. (2021-present)
Okta, Inc. (2021-present)
Couchbase, Inc. (2015-2025)
Poshmark, Inc. (2018-2023)
Shutterstock, Inc. (2012-2021)

Experience:

Mr. Epstein has served as a member of our board of directors since July 2017. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in 2011. Prior to Bessemer Venture Partners, Mr. Epstein served as Chief Financial Officer of several public and private companies, including Oracle Corporation ("Oracle"), an enterprise software company, and DoubleClick Inc. ("DoubleClick"), an internet advertising company, which was acquired by Google LLC. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford University.

Qualifications:

With his extensive experience as an investor, director and senior financial executive at public and private companies, including as former Chief Financial Officer at Oracle and DoubleClick, and as Operating Partner at Bessemer Venture Partners, Mr. Epstein brings to our board of directors in-depth knowledge of the complex accounting, financial and operational issues facing large global companies, with particular expertise in the software industry, and an understanding of accounting principles and financial reporting rules and regulations. In addition, Mr. Epstein's service on several boards of directors and audit committees of other publicly traded companies give him significant insight into the preparation of financial statements and knowledge of audit procedures as well as risk management oversight.





Deval Patrick

Age: 69
Director Since: 2021
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience within Last 5 Years:
Toast Inc. (2021-present)
Cerevel Therapeutics Holdings, Inc. (2021-2024)
American Well Corporation (2015-2019, 2020-2024)
Environmental Impact Acquisition Corp. (2021-2022)
Global Blood Therapeutics, Inc. (2015-2019, 2020-2022)

Experience:

Mr. Patrick has served as a member of our board of directors since January 2021. Since 2024, Mr. Patrick has served as Senior Partner at The Vistria Group, a leading impact investment firm, which he initially joined in 2024 as Senior Advisor. From 2022 to 2025, Mr. Patrick served as the David R. Gergen professor of the practice of public leadership at the Harvard Kennedy School, where he also served as co-director of the Center for Public Leadership from 2022 until 2024. From 2021 to 2023, he served as a Senior Advisor to Bain Capital LLC ("Bain Capital"), where, from 2015 to 2019, he previously founded and served as Managing Partner of the Double Impact Fund, a growth equity fund focused on delivering competitive financial returns and positive social impact. Previously, from 2007 to 2015, Mr. Patrick served as Governor of the Commonwealth of Massachusetts. Mr. Patrick holds an A.B. from Harvard College and a J.D. from Harvard Law School.

Qualifications:

With his extensive experience in leadership roles in both the public and private sectors, including as Senior Partner at The Vistria Group and former Governor of the Commonwealth of Massachusetts and advisor to Bain Capital, Mr. Patrick brings to our board of directors expertise in leadership, public policy, investment, and the economy. Mr. Patrick also has experience serving on boards of directors of public companies across the biopharmaceutical, healthcare and technology industries, which provides valuable insight into oversight of risk management and regulatory compliance.



Khozema Shipchandler

Age: 52
Director Since: 2024

Committees:
None

Other Public Company Board Experience within Last 5 Years:
Ethos Technologies Inc. (2026-present)
Smartsheet Inc. (2023-2025)

Experience:

Mr. Shipchandler has served as our Chief Executive Officer and as a member of our board of directors since January 2024. Prior to that, Mr. Shipchandler served as our President, Twilio Communications from March 2023 to January 2024, as our Chief Operating Officer from 2021 to 2023, and as our Chief Financial Officer from 2018 to 2021. From 2015 to 2018, Mr. Shipchandler served as Chief Financial Officer and Executive Vice President of Corporate Development at GE Digital, an operational technology and infrastructure software company that is a division of General Electric, a multinational conglomerate. From 1996 to 2015, Mr. Shipchandler served in various executive roles at General Electric, including as Chief Financial Officer, Middle East, North Africa and Turkey from 2011 to 2013. Mr. Shipchandler holds a B.A. in English and Biology from Indiana University Bloomington.

Qualifications:

With over 25 years of experience growing businesses and driving financial performance across global, public organizations, Mr. Shipchandler brings to our board of directors significant operational and financial leadership skills and expertise, particularly related to companies in the technology and software industry. He also brings a deep and valuable understanding of Twilio's business, operations and culture, having served in key senior executive roles at Twilio since 2018.





Andrew Stafman

Age: 38
Director Since: 2024
Independent

Committees:
Audit

Other Public Company Board Experience within Last 5 Years:
None

Experience:
Mr. Stafman has served as a member of our board of directors since March 2024. Mr. Stafman has been a partner at Sachem Head Capital Management LP, a value-oriented investment management firm based in New York, since 2013. Prior to Sachem Head, Mr. Stafman worked as an Associate at Silver Lake Partners, a global private equity firm focused on technology-enabled investments. Mr. Stafman holds a B.S. in Economics, with a concentration in Finance, from The Wharton School at the University of Pennsylvania.

Qualifications:
During his time at Sachem Head, Mr. Stafman has led prominent activist positions and software related investments. He previously worked in private equity at Silver Lake Partners. Mr. Stafman has extensive knowledge of corporate strategy in finance and corporate governance matters as a result of his investment and private equity background.



Miyuki Suzuki

Age: 65
Director Since: 2022
Independent

Committees:
Compensation and Talent Management

Other Public Company Board Experience within Last 5 Years:
Mitsubishi UFJ Financial Group, Inc. (2025-present)
Sandisk Corporation (2025-present)
Western Digital Corporation (2021-2025)

Experience:
Ms. Suzuki has served as a member of our board of directors since August 2022. From 2015 to 2021, Ms. Suzuki served in senior executive roles at Cisco Systems, Inc. ("Cisco"), a networking technology company, including as President, Asia Pacific, Japan and China from 2018 to 2021. From 2011 to 2015, Ms. Suzuki served as President and Chief Executive Officer of Jetstar Japan Co., Ltd, a low-cost airline. Prior to that, from 2007 to 2011, Ms. Suzuki served as President and Vice Chairman of KVH Co. Ltd. ("KVH Telecom"), a Japanese telecommunications and IT services company. Prior to that, from 2004 to 2006, Ms. Suzuki served as the Chief Executive Officer of Lexis Nexis Asia Pacific, a legal information company, and from 2002 to 2004, she served as an Executive Vice President and Head of Consumer Business of Japan Telecom Co. Ltd ("Japan Telecom"), which is now part of Softbank Telecommunications. Ms. Suzuki holds an honors degree in History from Oxford University.

Qualifications:
With her extensive experience in management roles at multinational companies in the technology, telecommunication and networking industries, including as a former senior executive at Cisco, KVH Telecom and Japan Telecom, Ms. Suzuki brings to our board of directors a critical understanding of our industry and the operational, regulatory and cybersecurity risks and challenges we face. Ms. Suzuki also has deep expertise in global operations and markets as well as experience managing a global workforce, all of which provides our board of directors with a valuable perspective as we continue to expand internationally. Ms. Suzuki also has a valuable understanding of public company governance from her public company board experience.



Director Independence

Our Class A common stock ("common stock") is listed on the New York Stock Exchange ("NYSE"). Under the listing standards of the NYSE (the "NYSE Listing Standards"), independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE Listing Standards require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Under the NYSE Listing Standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company).

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the NYSE Listing Standards. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the NYSE Listing Standards.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Bell, Epstein, Immelt, Patrick, Robinson and Stafman, and Mses. Dubinsky, Rottenberg and Suzuki do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NYSE Listing Standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled "Certain Relationships and Related Party Transactions." None of our non-employee directors have been employed by our company over the last five years.

Board Leadership Structure

Our board of directors has determined that, at this time, having a separate board chair and Chief Executive Officer is the most effective governance framework for our business. As a result, the roles are currently separated, and Mr. Epstein, an independent director, serves as board chair. This structure allows us to benefit from Mr. Epstein's independent oversight, while enabling Mr. Shipchandler, as our Chief Executive Officer, to focus his attention on our business operations and strategy. We believe that an independent board chair helps further facilitate relations between our board of directors, our Chief Executive Officer and other senior management, assists our board of directors in reaching consensus on particular strategies and policies, fosters robust evaluation processes, and efficiently allocates oversight responsibilities between the independent directors and management.

In accordance with our corporate governance guidelines, if our board chair were not an independent director, our board of directors would appoint an independent director to serve as lead independent director.

Independent Board Chair

As board chair, Mr. Epstein presides over meetings of our board of directors, works with senior management to prepare agendas for such meetings, serves as a liaison to facilitate and promote communication between senior management and the board of directors, assists in the board's oversight of key governance matters, participates in engagement with stockholders on behalf of our board, and undertakes such additional duties as the board of directors determines.

Mr. Epstein is an experienced director who has served as an empowered, independent voice on our board of directors since 2017. Having served as our lead independent director and chair of our audit committee, he possesses an in-depth knowledge of our company's strategy, operations and risks, as well as the demonstrated leadership and relationships to render him an effective liaison with senior management and a respected, expert leader on our board of directors. We believe our company and our stockholders also benefit from Mr. Epstein's extensive outside expertise and perspective, having served for many years in senior management and board leadership roles at numerous other public companies.



Independent Directors and Committees

Our board of directors believes that Mr. Epstein is a strong and effective board chair, serving as an independent voice at the forefront of our leadership structure.

Our independent directors regularly meet in executive sessions led by the board chair after meetings of the board of directors and committees, as needed. These executive sessions allow our independent directors to discuss, without management present, our strategy, the performance and compensation of our Chief Executive Officer and other senior management, effectiveness of our board of directors, and other matters.

Only independent directors serve on the audit committee, the nominating and corporate governance committee and the compensation committee, which we believe provides strong independent leadership and oversight for each of these committees. As a result of the board of directors' committee system, the independence of our board chair and the existence of a significant majority of independent directors, our board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, stockholder outreach efforts, and corporate governance programs.

Board and Committee Meetings

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of ten members.

During 2025, our board of directors held four meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although our corporate governance guidelines do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. Eight of the nine members of our board of directors then serving in such capacity attended our 2025 annual meeting of stockholders.

Board Committees and Responsibilities

Our board of directors has established an audit committee, a compensation and talent management committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Board of Directors	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Charles Bell	✓	🔴		
Donna Dubinsky	✓			🔴
Jeff Epstein	✓	🔵		
Jeffrey Immelt	✓		🔵	
Deval Patrick	✓			🔴
Douglas Robinson	✓		🔴	
Erika Rottenberg	✓			🔵
Khozema Shipchandler				
Andrew Stafman	✓	🔴		
Miyuki Suzuki	✓		🔴	

✓ Independent Director   🔴 Committee Member   🔵 Committee Chair



Audit Committee

Our audit committee consists of Messrs. Epstein, Bell and Stafman, with Mr. Epstein serving as chair. Mr. Epstein has extensive experience as a Chief Financial Officer, including at Oracle and DoubleClick. Each member of our audit committee meets the requirements for independence under the NYSE Listing Standards and Securities and Exchange Commission ("SEC") rules. Each member of our audit committee also meets the financial literacy and sophistication requirements of the NYSE Listing Standards. In addition, our board of directors has determined that Mr. Epstein is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

No member of our audit committee may simultaneously serve on the audit committee of more than three public companies unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our audit committee. During 2025, Mr. Epstein served on the audit committee of more than three public companies until his resignation from one of such committees in September 2025. The board of directors determined that Mr. Epstein's simultaneous service on the audit committees of more than three public companies would not impair his ability to effectively serve on our audit committee.

Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews (i) the framework and processes by which management assesses the Company's risk profile and risk exposure, (ii) our major risk exposures, including financial, accounting, tax, operational, AI, privacy, information and data security, cybersecurity, competition, legal and regulatory, and (iii) the Company's processes to monitor and mitigate such exposures;

- evaluates and discusses with management our risks, controls and procedures related to privacy, cybersecurity and information and technology security and related disclosure;

- reviews related party transactions;

- maintains our code of conduct and considers questions of conflicts of interest; and

- approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE Listing Standards. A copy of the charter of our audit committee is available on our website at https://investors.twilio.com.

Our audit committee held eight meetings during 2025.

MEMBERS

Jeff Epstein (Chair)

Charles Bell

Andrew Stafman

INDEPENDENCE
100%

MEETINGS IN 2025
8



Compensation and Talent Management Committee

Our compensation committee consists of Messrs. Immelt and Robinson and Ms. Suzuki, with Mr. Immelt serving as chair. Each member of our compensation committee meets the requirements for independence under the NYSE Listing Standards and SEC rules (and Mr. Epstein met such requirements during his service on our compensation committee). Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act (as was Mr. Epstein during his service on our compensation committee). Our compensation committee, among other things:

- reviews, determines, and approves, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- oversees the evaluation of our management;

- reviews corporate succession plans for our executive officers;

- administers our stock and equity compensation plans;

- reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans;

- establishes and reviews general policies relating to compensation and benefits of our employees; and

- reviews and discusses with management our human capital management activities, including, among other things, matters relating to talent management and development, talent acquisition, employee engagement, and culture and inclusion.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE Listing Standards. A copy of the charter of our compensation committee is available on our website at https://investors.twilio.com.

Our compensation committee held five meetings during 2025.

MEMBERS

Jeffrey Immelt (Chair)

Douglas Robinson

Miyuki Suzuki

INDEPENDENCE

100%

MEETINGS IN 2025

5


Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mses. Rottenberg and Dubinsky and Mr. Patrick, with Ms. Rottenberg serving as chair. Each member of our nominating and corporate governance committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews and assesses the adequacy of our corporate governance guidelines and policies and practices and recommends any proposed changes to our board of directors;

- oversees and periodically reviews our environmental, social and governance activities and programs; and

- evaluates the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable NYSE Listing Standards. A copy of the charter of our nominating and corporate governance committee is available on our website at https://investors.twilio.com.

Our nominating and corporate governance committee held four meetings during 2025.

MEMBERS

Erika Rottenberg (Chair)

Donna Dubinsky

Deval Patrick

INDEPENDENCE

100%

MEETINGS IN 2025

4



Director Selection and Board Evaluation

Identifying and Evaluating Director Nominees

The board of directors has delegated to the nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to the board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, including retaining a third-party search firm from time to time to identify and review candidates for membership on our board of directors. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be appropriate in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors.

In March 2024, we entered into a cooperation agreement (the "Cooperation Agreement") with Sachem Head Capital Management LP and certain of its affiliates (collectively, "Sachem Head"). Pursuant to the Cooperation Agreement, our board of directors appointed Andrew Stafman to the board of directors as a Class II director in March 2024 and Mr. Stafman was re-elected as a director by our stockholders at our 2024 annual meeting of stockholders.

The Cooperation Agreement provides for customary director replacement rights, pursuant to which we and Sachem Head have agreed to cooperate to select a successor director in the event Mr. Stafman ceases to serve as a director. Our obligation with respect to the replacement of Mr. Stafman upon departure from the board of directors terminates in certain circumstances, including if Sachem Head's aggregate net long position in the Company falls below 50% of its beneficial ownership of our outstanding shares of common stock as of the date of the Cooperation Agreement.

The Cooperation Agreement will remain effective until the later of (i) 30 calendar days after the date on which Mr. Stafman (or any replacement director) has ceased to serve on our board of directors and (ii) one calendar day following the conclusion of the 2025 annual meeting. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on April 1, 2024, and is incorporated by reference herein.

Minimum Qualifications and Membership on other Boards

We have a highly effective and engaged board of directors, and members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings and are encouraged to attend our annual meetings of stockholders. The board of directors does not believe that explicit limits on the number of other boards of directors on which the directors may serve, or on other activities the directors may pursue, are appropriate. Rather, we believe that our directors' service on other companies' boards enables them to contribute valuable knowledge and perspective to our board of directors. Nonetheless, the board of directors recognizes that carrying out the duties of a director requires a significant commitment of time and attention, and excessive time commitments—whether other board service or otherwise—may interfere with the ability to fulfill our board of director responsibilities. Our corporate governance guidelines require directors to notify the chair of the nominating and corporate governance committee in connection with an invitation to join the board of directors of another company, whether public or private. Directors must also regularly update the Company regarding directorships and similar positions, so that the potential for conflicts or other factors that may compromise a director's ability to perform their duties may be fully assessed.

Our board of directors has delegated to our nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to our board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the nominating and corporate governance committee's charter. Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, which may include consultation with a third-party search firm, and considers all facts and circumstances that it deems appropriate or advisable. In its identification and evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors. We seek to have a board composed of highly qualified directors representing a diverse range of expertise, professional backgrounds, and perspectives, and we require that the nominating and corporate governance committee (and any third-party search firm that it



engages) include, in each initial director search pool, qualified candidates who reflect diverse backgrounds, including diversity of gender and race/ethnicity. While we strive for a diverse mix of candidates and perspectives, all decisions are made without regard to gender, race/ethnicity, or other protected characteristics and we do not maintain a policy with respect to any specific number of diverse individuals on our board of directors. We do not utilize term or age limits, as our board of directors does not believe that arbitrary limits on the number of consecutive terms a director may serve or on a director's age are appropriate in light of the substantial benefits resulting from a sustained focus on the Company's business, strategy and industry over a significant period of time. Some of the qualifications that our nominating and corporate governance committee considers include:

- integrity, judgment and adherence to high personal ethics and character;

- demonstrated achievement and competence in their fields, business acumen, understanding of our business and industry, the ability to offer advice and guidance to our management team, the ability to make significant contributions to our success, and an understanding of the fiduciary responsibilities that are required of a director;

- diversity in breadth and quality of experience, personal and professional experience, expertise, and other qualities and attributes;

- skills, education and expertise;

- independence and potential conflicts of interest; and

- the scope and breadth of other commitments.

In addition to the above criteria, our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, to be in our and our stockholders' best interests.

Our nominating and corporate governance committee reviews the totality of the circumstances of each nominee and each board member to assess the ability of such individuals to devote the requisite time to fulfilling the responsibilities of service on our board of directors and applicable committees. Our nominating and corporate governance committee evaluates many factors when assessing the effectiveness and active involvement of each director, including the director's attendance at board and committee meetings, participation and level of engagement during these meetings, the director's other time commitments, the role played by the director on our board of directors and on any other boards, including committee membership and chair designation, and the experience and expertise of the director, including both relevant industry experience and service on other public company boards, which may enable the director to serve on multiple boards effectively.

Our nominating and corporate governance committee also considers these and other factors as it oversees the annual board of directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Board Evaluation

Annually, our nominating and corporate governance committee works with an outside advisor to conduct a comprehensive evaluation of our board of directors, its committees and its individual members. The evaluation aims (i) to find opportunities where our board of directors and committees can improve their performance and effectiveness, (ii) to assess any need to evolve the composition and expertise of our board of directors and (iii) to assure that our board of directors and committees are operating in accordance with our corporate governance guidelines and committee charters. The collection of information is facilitated by an outside advisor to preserve integrity and anonymity of the members of our board of directors and our senior executives.

The nominating and corporate governance committee is responsible for designing the evaluation process and establishing the evaluation criteria. During the evaluation process, the outside advisor collects feedback from each director and members of our senior management team, and then the results of the evaluation and any recommendations for improvement are provided to our nominating and corporate governance committee and our board of directors. The board of directors and our senior executives review and discuss the evaluation results and any actions to be taken as a result of the discussion. Our board of directors, including our nominating and corporate governance committee, uses the results to inform board and committee composition, including considering the attributes and experience that are criteria for membership on our board of directors, and to address the evolving needs of our company.



Board's Role in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, cybersecurity, legal and compliance, and reputational. We have designed and implemented processes to identify, assess and manage risk in our operations as part of our enterprise risk management ("ERM") approach. Management is responsible for the day-to-day oversight and management of risks we face, while our board of directors, as a whole and as delegated to its committees, has responsibility for the oversight of risk management. In addition, every employee is required to complete data privacy, cybersecurity and code of conduct training upon joining our company and each year thereafter. In its risk oversight role, our board of directors has the responsibility to satisfy itself that processes designed and implemented by management are appropriate and functioning as designed. As part of this approach, our board considers both the materiality of a risk and its immediacy in making strategic decisions and helping management to prioritize resources.

Board of Directors

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing our company, including relating to AI.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. These committees provide regular reports on our risk management efforts to the full board of directors.

Our full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions, and our board of directors and committees also engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports its risk oversight function.

Audit Committee

Our audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our audit committee assists with risk oversight in key areas such as internal control over financial reporting and disclosure controls and procedures, liquidity risk, privacy, AI, cybersecurity and information and technology security, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management.

Compensation and Talent Management Committee

Our compensation committee assesses risks created by the incentives inherent in our compensation programs, policies and practices and those related to human capital management issues.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists with risk oversight responsibilities associated with board organization, membership and structure, and corporate governance.



Cybersecurity and Information Security Risk Oversight

Our board of directors is actively involved in oversight of cybersecurity, recognizing the critical importance of maintaining the trust and confidence of our customers, business partners and employees. Our board of directors, in coordination with our audit committee, oversees the management of cybersecurity risk through regular interactions with our Chief Information Security Officer and other members of management. In addition, our board of directors, supported by our audit committee, oversees the risk management systems and processes into which cybersecurity risk is integrated.

Our board of directors, in coordination with our audit committee, is responsible for monitoring and assessing strategic risk exposure through our risk management processes. Our audit committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents.

Board Oversight of Our Responsible Business Practices

We are committed to sound governance and oversight of our sustainable business practices and impact on the communities where we operate. We also value our employees and recognize the critical roles that they play in our overall success and achieving the long-term goals of our company and stockholders. Our board of directors has delegated formal oversight of these responsible business practices to our nominating and corporate governance committee. Our audit committee and compensation committee also play key roles in related risk oversight.

- Our nominating and corporate governance committee has primary oversight of our environmental, social and governance activities and programs, including our climate targets and initiatives. Members of our management provide our nominating and corporate governance committee with formal updates on such matters.

- Our audit committee oversees our enterprise risk management framework and processes. Our audit committee also oversees matters related to privacy, AI, cybersecurity, and information and technology security, including reviewing the adequacy of the company's policies and processes and internal controls related to those matters.

- Our compensation committee oversees a range of human capital management activities and disclosure of such matters, including relating to talent acquisition, talent management and development, employee engagement, and culture and inclusion.



Customer Protection, Data Privacy and Data Security

We are committed to protecting the privacy and data of our customers and users. We have implemented policies and procedures that facilitate compliance with applicable privacy laws and work to use privacy by design in our review and development processes.

In 2018, we obtained approval for Binding Corporate Rules—considered one of the highest global standards for data protection. Our Binding Corporate Rules codify our guiding principles and approach to compliance with data protection laws when processing personal information. We are also certified to the Asia-Pacific Economic Cooperation Cross Border Privacy Rules and the European Union-United States Data Privacy Framework.

We have proactively taken steps to provide increased visibility to the Twilio community around government requests received for customer information by municipal, state, provincial and federal governments globally. We do this by publishing semi-annual transparency reports. Our transparency reports document how many government requests for information we receive, how we respond, and how often we are permitted by law to notify our customers of these requests. We train employees on policies and procedures for secure data handling and use physical and procedural safeguards to help keep our facilities and equipment secure. All of our employees and contractors are required to complete data privacy and cybersecurity training each year.



Social Impact	Sustainablity	Culture and Inclusion
Twilio.org, the social impact arm of our company, provides nonprofits with digital technology at a reduced rate and offers grant funding to help them scale their missions. In addition, we engage our employees through year-round social impact opportunities, paid volunteer time off, and skills-based activities that leverage their unique skills.	We are focused on integrating sustainability initiatives into our business, and report on our progress, priorities and performance through impact reports published to our website.	We are committed to an inclusive workplace where all employees globally are valued for their contributions and are empowered to build their careers and have an impact at Twilio. We believe this equips our employees to best serve our customers, meaningfully contribute to our overall success, and achieve the long-term goals of our company and stockholders.
		

Executive Talent Management and Succession Planning

Our board of directors values senior management development and views succession planning as critical to creating long-term stockholder value. In coordination with our Chief Executive Officer and other appropriate members of management, our compensation committee evaluates the performance of, and succession planning for, our management team, and reports its findings to our board of directors, works with the board of directors in evaluating potential management successors, and confers with the Chief Executive Officer to encourage our management team's employee development programs. Our compensation committee also periodically reviews a succession plan for the Chief Executive Officer position, using formal criteria to evaluate potential successors, and reporting such information to the board of directors. In conducting its evaluation, the compensation committee considers current and future organizational needs, competitive challenges, leadership/management potential and development and emergency situations.



Corporate Governance Policies

Corporate Governance Guidelines and Code of Conduct

Our board of directors has adopted corporate governance guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of each of our corporate governance guidelines and code of conduct is available on our website at https://investors.twilio.com and may also be obtained without charge by contacting our Corporate Secretary at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements. During 2025, no waivers were granted from any provision of our code of conduct.

Compliance and Ethics

Our culture of integrity starts with our corporate governance guidelines and code of conduct, and includes efforts in risk assessment, development of policies, procedures, training, auditing, monitoring, investigations and remediation of potential compliance matters. We have also implemented mandatory anti-harassment, anti-corruption and anti-bribery training as well as more targeted compliance training aimed at addressing the compliance risks of specific roles and business functions.

Furthermore, in order to promote a high standard of ethical and professional conduct within our company, we have engaged with an impartial third party to administer an ethics reporting hotline where, as permitted by law, employees, contractors, customers and vendors may address any issues on a confidential and anonymous basis. Employees may choose the method with which they are most comfortable to discuss any issues or complaints, whether it is through their manager, our human resources partners, or the reporting hotline. In addition, our code of conduct applies to all of our employees, including our officers and board of directors. Violations of the code of conduct may result in disciplinary action, up to and including termination of employment.

Stockholder Recommendations and Nominations to the Board of Directors

Stockholders may submit recommendations for director candidates to the nominating and corporate governance committee by sending the individual's name and qualifications to our Chief Legal Officer at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, who will forward all recommendations to the nominating and corporate governance committee. We encourage stockholders to email any such recommendations to us at legalnotices@twilio.com to help ensure prompt receipt. The nominating and corporate governance committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Under our fourth amended and restated bylaws (our "bylaws"), stockholders may also nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide proper written notice that sets forth all of the information required by our bylaws, as well as the additional information required by Rule 14a-19(b) under the Exchange Act. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, as described below under the section titled "Procedural Matters—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Stockholder and Other Interested Party Communications

Our board of directors provides to every stockholder and any other interested parties the ability to communicate with the board of directors as a whole, with our non-management directors as a group, and with individual directors on the board of directors through an established process for stockholder communication. For a stockholder communication directed to the board of directors as a whole or to our non-management directors as a group, stockholders and other interested parties may send such communication via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: Chief Legal Officer.

For a stockholder or other interested party communication directed to an individual director, including our non-management directors, in his or her capacity as a member of the board of directors, stockholders and other interested parties may send such communication to the attention of the individual director via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: [Name of Individual Director].



We encourage stockholders to email any such communications to us at legalnotices@twilio.com to help ensure prompt receipt. Our Chief Legal Officer, Chief Financial Officer, or a Vice President, Legal, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to our board chair.

Insider Trading Policy and Compliance

Our board of directors has adopted our Amended and Restated Policy on Insider Trading and Disclosure (our "Insider Trading Policy") governing the purchase, sale, and/or other disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025.

From time to time, we repurchase our securities under our repurchase authorizations. In connection with such activities, we comply with all applicable securities laws.

Non-Employee Director Compensation

Non-Employee Director Compensation Policy

We have adopted a compensation policy for our non-employee directors (as amended and restated from time to time, the "Non-Employee Director Compensation Policy") to attract, retain and award these individuals and align their long-term interests with those of our company and our stockholders. Our non-employee directors are paid in the form of restricted stock units ("RSUs") only and do not receive cash compensation. Employee directors receive no additional compensation for their service as a director.

Decisions regarding the Non-Employee Director Compensation Policy are approved by our board of directors based on recommendations from our compensation committee. Our compensation committee conducts an annual evaluation of the design and competitiveness of our Non-Employee Director Compensation Policy in light of best practices, market trends and a competitive market analysis of data for our compensation peer group prepared by its compensation consultant, and makes appropriate recommendations to our board of directors with respect to the compensation of our non-employee directors.

During 2025, our compensation committee engaged Compensia, Inc. ("Compensia"), a national compensation consulting firm, as its independent compensation consultant to advise on, among other things, non-employee director compensation matters. In doing so, our compensation committee reviewed and considered a peer group compensation data analysis prepared by Compensia to understand market non-employee director compensation practices. Following a review and consideration of market data, our compensation committee recommended to our board of directors, and our board of directors approved, that non-employee director compensation would continue to be paid solely in the form of RSUs and the value of such non-employee director compensation would remain unchanged from 2024 levels, except that our Non-Employee Director Compensation Policy was amended, in light of peer company board compensation trends, to (i) increase the annual equity retainer for board membership from $45,000 to $60,000 and (ii) increase the additional annual equity retainer for independent board chair from $75,000 to $100,000.

For purposes of the amounts described in this section, the values are calculated as set forth in the Non-Employee Director Compensation Policy. For the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2025, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), please see "2025 Non-Employee Director Compensation Table" below.

Annual Equity Grant and Annual Equity Retainer

For 2025, our non-employee directors received compensation in the form of RSUs only. Pursuant to our Non-Employee Director Compensation Policy, each non-employee director who continues as a member of our board of directors following each annual meeting of stockholders receives a grant of RSUs having a value of $250,000 (the "Annual Equity Grant").



Each non-employee director also receives an annual equity retainer for board and committee membership, the values of which are as set forth below. The aggregate amount that each non-employee director receives for such director's membership on our board of directors, as a member or chair of a committee, or as the independent board chair or lead independent director, is referred to as the "Annual Equity Retainer".

Board Equity Retainers	
Annual Equity Retainer for Board Membership (the "Annual Board Retainer")	$ 60,000
Additional Annual Equity Retainer for Independent Board Chair	$100,000
Additional Annual Equity Retainer for Lead Independent Director	$ 30,000

Additional Annual Equity Retainer for Committee Membership:	Chair Retainer	Member Retainer
Audit Committee	$26,000	$ 13,000
Compensation and Talent Management Committee	$20,000	$ 10,000
Nominating and Corporate Governance Committee	$12,000	$ 6,000

The Annual Equity Grant and Annual Equity Retainer are granted in four quarterly installments over the course of the year that commences on the date of each annual meeting of stockholders, with such grants to be made on each of September 15, December 15, March 15, and the earlier of (i) June 15 or (ii) the day that is immediately prior to the next subsequent annual meeting of stockholders (each such date, a "Quarterly Date," and each such grant, a "Quarterly Grant"). The value of each Quarterly Grant is equal to the value of the portion of the Annual Equity Retainer and Annual Equity Grant applicable to the period beginning on the day after the immediately preceding Quarterly Date and ending on the then-current Quarterly Date (the "Quarterly Period"), based on the board and committee roles held by the non-employee director during such Quarterly Period. The number of RSUs granted for each Quarterly Grant is determined by dividing the applicable values by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the applicable grant, rounded down to the nearest whole share. Each Quarterly Grant is fully vested upon the date of grant.

Initial Equity Grants

Our Non-Employee Director Compensation Policy during 2025 provided that, upon initial election to our board of directors, each non-employee director would be granted RSUs having a value of $575,000 (the "Initial Equity Grant"). The Initial Equity Grant vests in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates; provided, however, that if a non-employee director is elected on a date other than at the annual meeting of stockholders, one-third of such value is pro-rated by the amount of time between such election and the next annual meeting of stockholders and such pro-rated portion vests on the day prior to the next annual meeting of stockholders (the "Initial Vesting Date"), with the other two-thirds vesting annually on the one and two-year anniversaries of the Initial Vesting Date over the following two years following such Initial Vesting Date.

During 2025, the number of RSUs for the Initial Equity Grant was determined by dividing the applicable value by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the grant, rounded down to the nearest whole share.

Other Non-Employee Director Compensation Terms

Awards granted under our Non-Employee Director Compensation Policy are subject to full accelerated vesting upon a "sale event," as defined in our 2016 Stock Option and Incentive Plan (as amended and restated, the "2016 Plan").

Our Non-Employee Director Compensation Policy also provides that, pursuant to the 2016 Plan, the aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director in a calendar year will not exceed $750,000, and pursuant to the terms of the amended and restated 2016 Plan proposed for approval at the Annual Meeting, increased to $1,000,000 in the non-employee director's first year of service as a director (or such other limit(s) as may be set forth in the 2016 Plan or any similar provision of a successor plan).



We also reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

Non-Employee Directors' Deferred Compensation Program

In July 2017, we implemented a Non-Employee Directors' Deferred Compensation Program to offer our non-employee directors the ability to defer the receipt of any RSUs granted to them from Initial Equity Grants or Annual Equity Grants under the 2016 Plan. In advance of an award of RSUs, subject to the program's requirements, a non-employee director may elect to defer the receipt of his or her RSUs until the earliest of (i) 90 days after such non-employee director ceases to serve as a member of our board of directors; (ii) the consummation of a "sale event"; or (iii) 90 days after the non-employee director's death (such earliest date, the "Payment Event"). Upon the vesting of the RSUs, any amounts that would otherwise have been paid in shares of our common stock will be converted into deferred stock units ("DSUs") on a one-to-one basis and credited to the non-employee director's deferral account. The DSUs will be paid in shares of our common stock on a one-to-one basis in a single lump sum (and will cease to be held in the non-employee director's deferred account) as soon as practicable following the Payment Event.

Death Equity Acceleration Policy

See "Executive Compensation—Other Compensation Policies and Practices—Death Equity Acceleration Policy" for a discussion of the treatment of equity awards upon the termination of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries due to the death of such individual.

Stock Ownership Policy

In April 2018, we adopted a stock ownership policy for our non-employee directors, which was amended and restated in September 2020 and March 2022. Our stock ownership policy (as amended, the "Stock Ownership Policy"), requires our non-employee directors to acquire and hold a number of shares of our common stock equal in value to five times the Annual Board Retainer (as then in-effect). We only count directly and beneficially owned shares, in addition to shares underlying vested RSUs that are held or deferred. We do not count shares underlying vested and unexercised in-the-money stock options, unvested options, unvested RSUs or other unvested equity awards. Each non-employee director has five years from the later of his or her initial election to the board of directors or from the effective date of the Stock Ownership Policy to attain the required ownership level. As of December 31, 2025, all of our non-employee directors are in compliance with our Stock Ownership Policy or are within the five-year phase in period.


2025 Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors in 2025, all of which was paid solely in RSUs. Mr. Shipchandler, who served as our Chief Executive Officer during his service on our board of directors, did not receive any additional compensation for his service as a director. The compensation received by Mr. Shipchandler, as a named executive officer, is presented in "Executive Compensation— Summary Compensation Table."

Name	Stock awards ($)[1][2]	Total ($)
Charles Bell	315,634	315,634
Donna Dubinsky	308,776	308,776
Jeff Epstein	430,449	430,449
Jeffrey Immelt	322,614	322,614
Deval Patrick	308,776	308,776
Douglas Robinson[3]	—	—
Erika Rottenberg	314,717	314,717
Andrew Stafman	315,634	315,634
Miyuki Suzuki	312,655	312,655

(1) Stock awards consist solely of RSUs. Annual Equity Grants and Annual Equity Retainers vest immediately upon grant. Initial Equity Grants vest in equal annual installments over three years, subject to any pro-ration as described above. The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2025, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026 and described further in footnote 1 to the "Summary Compensation Table" in "Executive Compensation Tables—Summary Compensation Table". During 2025, each of Mses. Dubinsky and Suzuki and Messrs. Bell, Epstein, Patrick and Stafman elected to defer a portion of the RSUs issued pursuant to each of their Quarterly Grants, which DSUs are reflected in the table above for 2025 and in the total accumulated amounts in the table below.

(2) As of December 31, 2025, the non-employee directors who served on our board of directors during 2025 had the following outstanding equity awards, in addition to the DSUs set forth in the table below: Mr. Stafman held 3,188 RSUs.

(3) Mr. Robinson was appointed to our board of directors in March 2026.

The following table sets forth the aggregate number of DSUs accumulated in each director's deferral account as of December 31, 2025 from deferrals of RSUs granted to them in 2025 or in prior years.

Name	Accumulated DSUs
Charles Bell	17,133
Donna Dubinsky	15,909
Jeff Epstein	38,411
Deval Patrick	15,596
Andrew Stafman	2,759
Miyuki Suzuki	2,733

Compensation Committee Interlocks and Insider Participation

During 2025, Ms. Suzuki and Messrs. Immelt and Epstein served on the compensation committee. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.



PROPOSAL NO. 1
Election of Directors

Our board of directors is currently composed of ten members. Commencing at our Annual Meeting, in accordance with our certificate of incorporation, directors, subject to the phase-out of the classified board structure, serve until the next annual meeting of stockholders and until their successors are elected and qualified, subject to such director's earlier death, resignation or removal. Our board of directors is currently divided into three classes of directors. At our 2025 annual meeting of stockholders, we sought and obtained stockholder approval to declassify our board of directors. Accordingly, the phase-out of the classified board structure will be completed at the 2028 annual meeting of stockholders.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Charles Bell, Jeffrey Immelt, Douglas Robinson and Erika Rottenberg as director nominees for election at the Annual Meeting. If elected, each of Messrs. Bell, Immelt and Robinson and Ms. Rottenberg will serve as directors until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our company. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you submit a proxy but you do not specify your voting instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Messrs. Bell, Immelt and Robinson and Ms. Rottenberg. We expect that Messrs. Bell, Immelt and Robinson and Ms. Rottenberg will each accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy. If you are a street name stockholder and you submit a proxy but you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. "Withhold" votes and broker non-votes will have no effect on the outcome of this proposal. See "Procedural Matters—How many votes are needed for approval of each proposal?" for further information.

> **The Board of Directors recommends a vote "FOR" each of the nominees named above.**



Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has appointed KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2026. During our fiscal year ended December 31, 2025, KPMG served as our independent registered public accounting firm.

Notwithstanding the appointment of KPMG, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Our audit committee is submitting the appointment of KPMG to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. However, neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of KPMG, our audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by KPMG for our fiscal years ended December 31, 2024 and 2025.

	2024	2025
	(in thousands)	
Audit Fees[1]	$5,195	$5,314
Audit-Related Fees	—	—
Tax Fees[2]	—	28
All Other Fees	—	—
Total Fees	$5,195	$5,342

(1)   Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years, and the review of the financial statements included in our quarterly reports. Fees for fiscal year 2024 also included work related to the new accounting guidance on additional disclosures related to reportable segments that became effective for fiscal year 2024.

(2)   Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. For 2025, these services included support for tax disclosure requirements and assessment of System and Organization Controls (SOC) framework readiness.

Auditor Independence

In our fiscal year ended December 31, 2025, there were no other professional services provided by KPMG, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG.


Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all audit and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by KPMG for our fiscal years ended December 31, 2024 and 2025 were pre-approved by our audit committee and were determined by our audit committee to be compatible with maintaining KPMG's independence.

Vote Required

The ratification of the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote ''FOR'' the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.**



PROPOSAL NO. 3
Approval, on a Non-Binding Advisory Basis, of the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our compensation committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our compensation programs are designed to effectively align the interests of our named executive officers with the interests of our stockholders by focusing on long-term incentives that correlate with the growth of sustainable long-term value for our stockholders. Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this proxy statement, which discusses how our executive compensation program policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our board of directors and our compensation committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the stockholders hereby approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2026 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers.**



PROPOSAL NO. 4
Approval of the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan

Due to the upcoming expiration of our Amended and Restated 2016 Stock Option and Incentive Plan (the "Current 2016 Plan"), we are seeking stockholder approval to further amend and restate the Current 2016 Plan to extend its term. Based on our compensation committee's recommendation, our board of directors adopted the Amended and Restated 2016 Stock Option and Incentive Plan (the "Restated Plan") on April 15, 2026, which will become effective upon its approval by our stockholders at our Annual Meeting. If so approved, the Restated Plan will replace our Current 2016 Plan, which is scheduled to expire by its terms in June 2026, ten years after our June 2016 initial public offering.

If our stockholders approve the Restated Plan, the maximum number of shares of our common stock reserved and available for issuance under the Restated Plan will be 10,500,000 shares, which equates to approximately 6.9% of our 152,979,629 shares of common stock outstanding as of February 17, 2026. This constitutes a significant reduction in the shares available for grant as compared to the Current 2016 Plan. Please see below for information regarding outstanding equity awards and overhang as of February 17, 2026.

In addition, the Restated Plan will include certain other changes from our Current 2016 Plan, including to remove the automatic annual increase to the share reserve and provide for more limited share recycling, and other changes to incorporate best practices for compensation and corporate governance purposes, which are described below.

Approval of the Restated Plan requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or presented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect. If stockholders approve this proposal, the amendment and restatement of the Current 2016 Plan will become effective as of the date of stockholder approval (the "Restatement Date"). If stockholders do not approve this proposal, the amendment and restatement of the Current 2016 Plan will not take effect and our Current 2016 Plan will continue to be administered in its current form until its expiration in June 2026.

Why Should Stockholders Vote to Approve the Restated Plan?

Equity Compensation is Critical to Our Continued Growth and Talent Strategy

We operate in an extremely competitive market, facing substantial and continuous competition for employees with the experience and skills needed to lead in a dynamic and innovative industry. Our board of directors believes that our success and growth depend on our ability to recruit, retain and incentivize top talent to execute on our strategic priorities. The ability to continue to grant equity awards is crucial to recruiting and retaining these individuals and to the success of our overall stockholder value creation strategy.

Our board of directors also believes that equity awards align the interests of employees, directors and other service providers with those of our stockholders. By fostering an ownership mindset, equity awards encourage strong performance and provide an effective way to reward contributions to our success.

If our stockholders do not approve the Restated Plan at our Annual Meeting, we will not be able to grant equity awards to continuing employees, non-employee directors and other service providers after June 22, 2026, the expiration date of our Current 2016 Plan. This would seriously and negatively impact our ability to recruit, retain and incentivize employees to support the success and growth of our business.

If stockholders do not approve the Restated Plan at our Annual Meeting, we would need to consider alternative forms of compensation, such as increased cash compensation. This could adversely affect cash flows, limit our investments in strategic projects, hinder our ability to recruit, retain and incentivize talent, and otherwise undermine successful execution of our growth priorities and business strategy.


Demonstrated Track Record of Responsible Equity Compensation Practices in Recent Years

Over the last ten years, we have used equity awards strategically and on a broad basis to successfully compete and grow our business. Our compensation committee and board of directors strive to thoughtfully manage long-term stockholder dilution, equity incentive plan burn rate, and stock-based compensation expense while maintaining our ability to attract, reward and retain key talent.

Our track record in recent years demonstrates our commitment to responsible equity usage and the positive trajectory of our equity award practices.

- In 2025, we achieved a net burn rate of 1.5%, outpacing the 2027 net burn target of less than 3% announced at our 2025 Investor Day.[1]

- At our 2025 investor day, we introduced a target for stock-based compensation as a percentage of revenue of approximately 10% for 2027. In 2025, stock-based compensation expense as a percentage of revenue was 12%, constituting a reduction of 200 basis points year-over-year and 900 basis points since 2022.

- We have reduced our annual equity grants by 70%+ from their peak in 2022, both in total grant value and in the number of shares awarded.

- To support this improvement, we have limited eligibility for equity compensation to select roles, introduced greater differentiation in equity awards by geography and role, shortened our refresh grant vesting period from four years to three years, and introduced a cash bonus program.

(1)   The net burn target for 2027 announced at our 2025 investor day reflects the number of shares underlying equity awards granted to employees during the year, net of forfeitures, divided by the prior year ending share count, and therefore does not reflect the impact of share repurchases during the year.

It is important to note that these changes to our equity grant practices will take time to be reflected in the plan dilution and three-year burn rate metrics disclosed in this proxy statement, which constitute lagging indicators in relation to our more recent progress. **We are committed to building on our recent progress by continuing to responsibly manage our equity usage.**

The following table shows our gross and net burn rate over the past three fiscal years and the average across those three years. **Our burn rates are higher than they might otherwise have been absent the significant share repurchases we have made in recent years, which repurchases have offset the dilutive impact of our equity grants.**

	FY 2023	FY 2024	FY 2025	Average
Total awards granted[1]	14,722,012	10,584,021	4,728,094	10,011,376
Weighted-average shares outstanding[2][3]	183,327,844	165,925,128	152,986,390	167,413,121
Gross Burn Rate[4]	8.0%	6.4%	3.1%	5.8%
Forfeitures	4,992,860	5,210,663	2,432,639	4,212,054
Shares withheld to cover taxes	38,655	28,006	1,665	22,776
Net Burn Rate[5]	5.3%	3.2%	1.5%	3.3%

(1)   Represents the total number of RSUs and PSUs granted during the applicable period. No other types of equity awards were granted during the applicable period. PSUs were counted assuming target level performance.

(2)   Represents the weighted-average number of shares of common stock outstanding, basic, as reported in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026.

(3)   Amounts in the table give effect to the following share repurchase activity, which, by reducing our weighted-average shares outstanding, increases both Gross Burn Rate and Net Burn Rate (each as defined below).

	FY 2023	FY 2024	FY 2025	Average
Number of shares repurchased	11,292,516	36,848,645	8,048,649	18,729,937
Value of shares repurchased ($)[*]	$674.7 million	$2,346.7 million	$854.3 million	$1,291.9 million

*   Includes related costs.

(4)   "Gross Burn Rate" is calculated as (i) the total awards granted divided by (ii) the weighted-average number of shares of common stock outstanding (basic).

(5)   "Net Burn Rate" is calculated as (i) the total awards granted minus forfeitures minus any shares withheld to cover taxes, divided by (ii) the weighted-average number of shares of common stock outstanding (basic).



The following table demonstrates recent progress on stock-based compensation expense as a percentage of revenue:

	FY 2023	FY 2024	FY 2025
Stock-based compensation expense as a percentage of revenue	16.3%	13.8%	11.8%

In addition, the following table demonstrates the reduction in our overhang from outstanding equity awards as of the end of each of the last three fiscal years:

	As of December 31, 2023	As of December 31, 2024	As of December 31, 2025
Total outstanding equity awards[1]	21,057,321	19,609,189	14,540,583

(1)   PSUs were counted assuming target level performance.

We are Committed to Managing Dilution and Have Made Significant Share Repurchases in Recent Years

We recognize the dilutive impact of our equity compensation program on our stockholders and continuously strive to balance this concern with the competition for talent in the extremely competitive business environment and talent market in which we operate.

Alongside the commitment and trends with respect to responsible equity compensation practices described above, it is important to consider the dilutive impact of our equity compensation program with the critical context of our significant share repurchasing activity in recent years. We completed approximately $3.9 billion in aggregate share repurchases from 2023 through 2025, repurchasing approximately 56.2 million shares and reducing total shares outstanding by approximately 18%. As of December 31, 2025, we had approximately $1.1 billion in remaining repurchase authorization expiring at the end of 2027.

This repurchase program has decreased the number of shares of our common stock outstanding, which makes our Gross Burn Rate and Net Burn Rate as presented in the table above, as well as our overhang- and equity plan-related dilution, appear higher because the denominator for each is based on shares outstanding. **In the past three years, our share repurchasing has eclipsed our granted equity awards by approximately 26 million shares, offsetting the dilutive impact of such equity awards on our stockholders:**

	FY 2023	FY 2024	FY 2025	Total
Equity Awards Granted[1]	14,722,012	10,584,021	4,728,094	30,034,127
Shares Repurchased	11,292,516	36,848,645	8,048,649	56,189,810
Net Dilutive Effect of Equity Program	3,429,496	(26,264,624)	(3,320,555)	(26,155,683)

(1)   Represents the total number of RSUs and PSUs granted during the applicable period. No other types of equity awards were granted during the applicable period. PSUs were counted assuming target level performance.

We Are Committed to Continued Accountability to Our Stockholders

We anticipate that the size of the share request described above will be sufficient to meet our expected needs for at least two years with a reasonable buffer to support potential unexpected events such as acquisitions, unplanned executive hires, or significant changes in the trading price of our stock. We expect to ask our stockholders for approval to increase the share reserve on a regular basis to afford them an opportunity to weigh in on our equity grant practices and support our competitiveness in recruiting and retaining top talent, while sustaining our ability to deliver profitable growth. The limited expected duration of our share request helps ensure that we remain accountable to our stockholders.

Additional Factors Considered in Determining the Number of Shares to be Reserved under the Restated Plan

As part of the process used to determine the number of shares of common stock subject to the Restated Plan, our compensation committee and board reviewed analyses prepared by Compensia, an independent compensation consultant, which included analysis of the burn rate and overhang metrics discussed herein.



In addition to the dynamics described above, the compensation committee and our board of directors considered the following factors when determining the number of shares to ask our stockholders to approve for issuance under the Restated Plan:

- <u>Number of Shares Remaining under the Current 2016 Plan</u>. As of February 17, 2026, 37,014,075 shares remained available for issuance under the Current 2016 Plan, representing approximately 24.20% of our outstanding common stock as of such date. If our stockholders approve the Restated Plan, the maximum number of shares reserved and available for issuance under the Restated Plan as of the Restatement Date would be reduced to 10,500,000 shares, representing approximately 6.9% of our outstanding common stock as of February 17, 2026. **Further, in order to limit and provide clarity on the maximum potential dilution that may be attributable to outstanding equity awards as of the Restatement Date, our compensation committee and board of directors have approved and implemented a limit of 5,650,000 shares (the ''Current 2016 Plan Grant Limit''), representing approximately 3.69% of our outstanding common stock as of February 17, 2026, that can be granted subject to awards under the Current 2016 Plan (or any other equity incentive plan of the Company, other than our Employee Stock Purchase Plan) after February 17, 2026 but before the effectiveness of the Restated Plan on the Restatement Date.**

    The Current 2016 Plan Grant Limit does not represent an estimate of our current expectation for grants during such period, but rather an outer bound for stockholders to consider for dilution purposes. Consistent with timing in recent years, we expect to conduct our annual focal grant program for eligible Company employees between the filing of this proxy statement and the Annual Meeting.

- <u>Overhang</u>. As of February 17, 2026, 12,704,968 shares remained subject to outstanding equity awards, representing approximately 8.31% of our outstanding common stock, as of February 17, 2026. The following table includes information regarding outstanding equity awards as of February 17, 2026.

	Zipwhip Inc. 2018 Equity Incentive Plan	SendGrid Inc. 2012 Equity Incentive Plan	SendGrid Inc. 2017 Equity Incentive Plan	Segment.io Inc. 2013 Stock Option and Grant Plan	2008 Stock Option Plan	Current 2016 Plan	All Plans
Shares underlying outstanding stock options	4,294	21,231	3,941	19,406	27,545	822,269	898,686
Weighted average exercise price of outstanding stock options	$53.30	$20.25	$53.23	$51.50	$10.53	$108.81	$101.96
Weighted average remaining contractual life of outstanding stock options, in years	4.34	1.28	2.08	3.64	0.18	2.83	2.74
Shares underlying outstanding unvested RSUs and PSUs[1]	—	—	—	—	—	11,806,282	11,806,282
Total outstanding equity awards	4,294	21,231	3,941	19,406	27,545	12,628,551	12,704,968
Shares reserved and available for future grants giving effect to the Current 2016 Plan Grant Limit[2]	—	—	—	—	—	5,650,000	5,650,000

(1) PSUs were counted assuming target level performance.

(2) As of February 17, 2026, there were a total of 37,014,075 shares reserved and available for issuance under our Current 2016 Plan. However, our board has approved the Current 2016 Plan Grant Limit, pursuant to which only a maximum of 5,650,000 shares may be granted out of such reserve between February 17, 2026 and the Restatement Date.

- <u>Historical Grant Practices</u>. Our compensation committee and our board of directors considered the number of shares covered by equity awards we granted in our last three fiscal years as shown in the table above.

- <u>Forecasted Grants</u>. To determine how long the share request under the Restated Plan described above will enable us to make grants of equity awards, our board of directors reviewed a forecast that considered the dynamics and factors described above.


In addition, the forecast reviewed by our board of directors considered forecasted future equity awards, with the future equity awards determined based on assumptions about our stock price (including potential volatility therein) and the competitive dollar value to be delivered to the equity award recipient. Because we generally determine the size of equity awards to be granted based on the dollar value of the relevant award, if the stock price used to determine the number of shares subject to an equity award differs significantly from the stock price assumed in the forecast, our actual share usage will deviate significantly from our forecasted share usage. For example, if our stock price used to determine the number of shares subject to future equity awards is lower than the stock price assumed in the forecast, we would need a larger number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards. Conversely, if our stock price used to determine the number of shares subject to future equity awards is higher than the stock price assumed in the forecast, we would need a smaller number of shares than anticipated to deliver the same intended dollar value to the recipients of those equity awards.

The Restated Plan Includes Compensation and Governance Best Practices

The Restated Plan includes provisions considered best practice for compensation and corporate governance purposes. These provisions protect our stockholders' interests:

- Administration. The Restated Plan will be administered by our compensation committee, which consists entirely of independent non-employee directors.

- No Annual "Evergreen" Provision. The Restated Plan requires stockholder approval to increase the maximum number of shares reserved and available for issuance under the Restated Plan. Unlike our Current 2016 Plan, the Restated Plan does not contain an annual "evergreen" to automatically increase the number of shares available for issuance each year.

- Share Recycling More Limited than the Current 2016 Plan. Under the Restated Plan, for any stock appreciation rights settled in shares of stock, all shares of stock covered by the exercised award (that is, the shares of stock actually issued, as well as the shares representing payment of the exercise price) will not be available for issuance under the Restated Plan. Additionally, shares of stock used to pay the exercise or purchase price of an award under the Restated Plan, or to satisfy the tax withholding obligations related to an award under the Restated Plan will not be added back to the shares available for issuance under the Restated Plan. Under our Current 2016 Plan, these shares would be added back to the shares available for issuance.

- Repricing is Not Allowed. Consistent with our Current 2016 Plan, the Restated Plan does not permit any of the following: a reduction of the exercise price of outstanding stock options or stock appreciation rights; a repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash or other awards; or the cash buyout of underwater stock options or stock appreciation rights.

- No Single-Trigger Vesting Acceleration upon a Sale Event. In a sale event (as defined in the Restated Plan), awards will be treated in the manner set forth in the Restated Plan. The Restated Plan does not provide for automatic vesting of awards upon a sale event for executives, employees, and consultants unless the award is not assumed, continued or substituted. As is typical for non-employee director equity awards, awards granted under our Amended and Restated Non-Employee Director Compensation Policy accelerate upon the occurrence of a sale event.

- Reasonable Annual Limits on Non-Employee Director Compensation. The Restated Plan continues to set limits as to the total compensation that non-employee directors may receive during each calendar year (for service as a non-employee director).

- Limited Transferability. Awards under the Restated Plan generally may not be sold, assigned, transferred or otherwise encumbered or disposed of other than by will or by the laws of descent and distribution or pursuant to a domestic relations order.

- No Tax Gross-ups. The Restated Plan does not provide for any tax gross-ups.

- Forfeiture Events. Awards under the Restated Plan will be subject to any applicable clawback policy of the Company, as in effect from time to time.

- No Dividends on Unvested Awards. Under the Restated Plan, no dividends and other distributions may be paid with respect to any shares underlying the unvested portion of an award. Our Current 2016 Plan does not include this restriction.


- Minimum Exercise Price. Stock options and stock appreciation rights granted under the Restated Plan must have a per share exercise price no less than 100% of the fair market value per share on the date of grant of the relevant award.

Our Executive Compensation Program is Performance-Based and We Have Received Favorable Votes on our Say-On-Pay Proposals

The aim of our executive compensation program is to tie the pay of our named executive officers to both their own and the Company's performance and our executive compensation program heavily emphasizes variable pay over "fixed" pay. In 2025, 95% of our Chief Executive Officer's target compensation and 91% of our other named executive officer's target compensation was in the form of at-risk variable incentive compensation. We have also adopted a compensation recovery policy that provides that if we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, we must claw back from certain officers any incentive-based compensation received during the covered period that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

We value our stockholders' feedback on our executive pay practices and are committed to considering this feedback as part of our compensation-setting process. In 2024 and 2025, approximately 84% and 85%, respectively, of the votes cast were voted in favor of our say-on-pay proposal.

Material Differences Between the Restated Plan and the Current 2016 Plan

The Restated Plan is substantively similar to the Current 2016 Plan in most respects, but there are some material differences between the Restated Plan and the Current 2016 Plan, including those changes noted above and the following:

- Share Reserve. The Restated Plan reserves 10,500,000 shares of our common stock for issuance under the Restated Plan, constituting a significant reduction in the shares available for grant as compared to the Current 2016 Plan.

- Ten-Year Term. The Restated Plan has a new ten-year term and no grants of awards may be made after the ten-year anniversary of the Annual Meeting, which would be June 16, 2036 (except that no grants of incentive stock options may be made after April 15, 2036).

- Revisions to Reflect Changes in Tax Laws. The Current 2016 Plan contains limits on the number of shares subject to awards that may be granted to participants in any fiscal year and certain provisions relating to the granting, administration and terms of awards intended to qualify as "performance-based compensation" within the meaning of Code Section 162(m). These provisions were originally included to comply with Code Section 162(m)'s rules regarding the deductibility of performance-based compensation. Due to subsequent changes in the law, these provisions are no longer required for purposes of Code Section 162(m) and we have chosen to remove the individual limits, details of specific performance goals that could be applied to awards intended to qualify as performance-based compensation and specific terms, conditions and requirements related to such awards to provide maximum flexibility in administering the Restated Plan. These changes do not restrict our ability to grant performance-based equity awards. As noted above, the Restated Plan continues to include limits on the total compensation that non-employee directors may receive during each calendar year.

Summary of the Restated Plan

The following paragraphs summarize the principal features of the Restated Plan and its operation. However, this summary is not a complete description of the provisions of the Restated Plan and is qualified in its entirety by the specific language of the Restated Plan. A copy of the Restated Plan is provided as Appendix A to this proxy statement.

Purpose of the Restated Plan

The purpose of the Restated Plan is to encourage and enable the officers, employees, non-employee directors and consultants of the Company and its subsidiaries upon whose judgement, initiative and efforts we largely depend for the successful conduct of our business to acquire a proprietary interest in the Company thereby providing such persons with a direct stake in our welfare and assuring a closer identification of their interests with those of the Company and our stockholders, thereby incentivizing their future efforts on our behalf and strengthening their desire to remain with the Company. Service providers eligible to participate in the Restated Plan are discussed below.


Award Types

The Restated Plan permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock awards, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. An "incentive stock option" is a stock option designed and qualified an incentive stock option as defined in Section 422 of the Internal Revenue Code (the "Code"). A "non-qualified stock option" is a stock option that is not an incentive stock option. "Stock appreciation rights" entitle the recipient to receive shares of our common stock having a value equal to the excess of the fair market value of our common stock on the date of exercise over the exercise price of the stock appreciation award, multiplied by the number of shares exercised. "Restricted stock units" are stock units subject to such restrictions and conditions as may be determined at the time of grant. "Restricted stock" are shares of stock that remain subject to a risk of forfeiture or the Company's right of repurchase and are subject to such restrictions and conditions as may be determined at the time of grant, and an "unrestricted stock award" is an award of shares of stock free of any restrictions. "Cash-based awards" are awards entitling the recipient to receive a cash-denominated payment. "Performance shares" are awards that entitle the recipient to receive shares of our common stock upon the achievement of specified performance goals and such other conditions as may be determined. "Dividend equivalents" entitle recipients to receive credits for dividends that would be paid if the recipient had held a specified number of shares of our common stock. All such awards are described in further detail below.

Shares Subject to the Restated Plan

As of the Restatement Date, the maximum number of shares of our common stock reserved and available for issuance under the Restated Plan shall be 10,500,000 shares (the "Initial Limit"). The shares available for issuance under the Restated Plan may be authorized but unissued shares of common stock or shares of common stock that we reacquire. For purposes of the Initial Limit, the shares of common stock underlying any awards under the Restated Plan (including, for the avoidance of doubt, any awards that were granted under the Current 2016 Plan prior to the Restatement Date) that are forfeited, canceled, reacquired by us prior to vesting, satisfied without the issuance of stock or are otherwise terminated, other than by exercise, will be added back to the shares of common stock available for issuance under the Restated Plan. As of February 17, 2026, 12,704,968 shares were subject to outstanding equity awards under our equity incentive plans, of which 12,628,551 shares were subject to outstanding equity awards under the Current 2016 Plan.

Further, in order to limit and provide clarity on the maximum potential dilution that may be attributable to outstanding equity awards as of the Restatement Date, our compensation committee and board of directors have approved and implemented the Current 2016 Plan Grant Limit of 5,650,000 shares that can be granted subject to awards under the Current 2016 Plan (or any other equity incentive plan of the Company) after February 17, 2026 but before the effectiveness of the Restated Plan on the Restatement Date. As noted above, the Current 2016 Plan Grant Limit was implemented to provide an upper bound of potential dilution and does not represent an estimate of our current expectation for grants during the applicable period. **Accordingly, the maximum number of shares of our common stock that can be granted subject to awards under the Current 2016 Plan and, if approved by stockholders, the Restated Plan, after February 17, 2026 is 16,150,000, consisting of (i) the Current 2016 Plan Grant Limit of 5,650,000 shares for the period from February 17, 2026 to the Restatement Date and (ii) the Initial Limit of 10,500,000 shares from and after the Restatement Date, plus any shares of common stock underlying any awards under the Restated Plan (or awards under the Current 2016 Plan prior to the Restatement Date) that are added back to the shares of common stock available for issuance under the Restated Plan as described above.** With respect to stock appreciation rights settled in shares of common stock, all of the shares covered by the portion of the exercised award (that is, the shares actually issued pursuant to the award as well as the shares that represent payment of the exercise price) will cease to be available for issuance under the Restated Plan. Shares of common stock used to pay the exercise or purchase price of an award under the Restated Plan or to satisfy the tax withholding obligations related to an award under the Restated Plan will not be added back to the shares of common stock available for issuance under the Restated Plan. If any portion of an award under the Restated Plan is paid in cash rather than shares, that cash payment will not reduce the number of shares available for issuance under the Restated Plan and if such award was denominated in shares, the underlying shares will be available for issuance under the Restated Plan. If we repurchase shares of common stock on the open market, such shares will not be added back to the shares available for issuance under the Restated Plan. All references to "equity incentive plans" in this "Shares Subject to the Restated Plan" exclude our Employee Stock Purchase Plan.



Administration of the Restated Plan

Our compensation committee administers the Restated Plan and acts as the administrator of the Restated Plan. As administrator, our compensation committee has the power and authority to grant awards consistent with the terms of the Restated Plan, including the power and authority to select the individuals to whom awards will be granted, to determine the time or times of grant and make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the Restated Plan. Subject to the provisions of the Restated Plan, and in the case of a committee, the specific duties delegated by our board to such committee, the administrator will have the power and authority, to determine the number of shares to be covered by any award; accelerate the exercisability or vesting of all or any portion of an award; and adopt, alter and repeal rules, guidelines and practices for administration of the Restated Plan. All decisions and interpretations of the administrator will be binding on all persons, including the Company and award recipients.

No Exchange Program

The administrator may not exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights, effect a repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash or other awards or effect cash buyouts of underwater stock options or stock appreciation rights.

Outside Director Award Limitations

The value of all awards awarded under the Restated Plan and all other cash compensation paid by us to any non-employee director in any calendar year will not exceed $750,000, increased to $1,000,000 in the non-employee director's first year of service.

Dividends and Other Distributions

Service providers holding an award granted under the Restated Plan will not be entitled to receive any dividends or other distributions paid with respect to a share underlying such award until the underlying shares fully vest.

Transferability of Awards

Unless determined otherwise by the administrator, an award may not be sold, assigned, transferred or otherwise encumbered or disposed of other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate. In no event may an award be transferred by a grantee for value.

Eligibility

Persons eligible to participate in the Restated Plan are those full or part-time officers or other employees, non-employee directors and consultants of the Company and its subsidiaries as are selected from time to time by the administrator in its sole discretion. As of March 31, 2026, we had approximately 5,558 employees (including one employee member of our board of directors), nine non-employee members of our board and 791 consultants. As of the same date, the closing sale price of a share of our common stock reported on The New York Stock Exchange was $125.82.

Stock Options

The administrator may grant stock options under the Restated Plan subject to the terms and conditions in the Restated Plan and such additional terms and conditions as the administrator deems desirable. Stock options granted under the Restated Plan may be either incentive stock options under Code Section 422 or non-qualified stock options that do not so qualify. Incentive stock options may be granted only to employees of the Company or any subsidiary of the Company. The exercise price of each stock option is determined by the administrator at the time of grant but will not be less than 100% of the fair market value of our common stock on the date of grant, or, in the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary, the exercise price will not be less than 110% of our fair market value on the date of grant. The term of each stock option is fixed by the administrator and may not exceed ten years from the date of grant. In the case of an incentive stock option granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary, the term of the incentive stock option may not exceed five years from the date of grant. Stock options will become exercisable at such time or times determined by the administrator at or after the date of grant. The administrator may at any time accelerate the exercisability of all or any portion of any stock option. A grantee will have the rights of a stockholder only as to shares acquired upon the exercise of a stock option and not as to unexercised stock options.


Stock Appreciation Rights

The administrator may grant stock appreciation rights under the Restated Plan subject to such terms and conditions as are determined from time to time by the administrator. The exercise price of a stock appreciation right will not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right may not exceed ten years.

Restricted Stock

The administrator may grant restricted stock awards under the Restated Plan subject to such terms and conditions as are determined by the administrator. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The administrator will specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the restricted shares and the Company's right of repurchase or forfeiture will lapse. Upon the grant of a restricted stock award, the participant will have the rights of a stockholder with respect to the voting of the restricted stock and receipt of dividends provided that dividends and other distributions with respect to the restricted stock will accrue and will not be paid until and to the extent the restricted stock vests. Except as otherwise provided by the administrator or the Company, if a participant's employment (or other service relationship) terminates for any reason, any unvested restricted shares will automatically be reacquired by the Company at its original purchase price (if any).

Restricted Stock Units

The administrator may grant restricted stock units under the Restated Plan subject to such terms and conditions as are determined by the administrator. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. Except in the case of restricted stock units with a deferred settlement date, at the end of the vesting period, the vested restricted stock units will be settled in shares of common stock. A participant will have the rights of a stockholder only as to shares acquired upon the settlement of restricted stock units, provided that the participant may be credited with dividend equivalents subject to the terms of the Restated Plan and such terms and conditions as the administrator may determine. Except as otherwise provided by the administrator or the Company, a participant's right to all unvested restricted stock units will automatically terminate upon the participant's termination of employment (or other service relationship).

Unrestricted Stock Awards

The administrator may grant an unrestricted stock award under the Restated Plan pursuant to which the participant may receive shares of common stock free of any restrictions under the Restated Plan. Unrestricted stock awards may be granted for past services or other valid consideration, or in lieu of cash compensation due to such participant.

Cash-Based Awards

The administrator may grant cash-based awards under the Restated Plan pursuant to which the participant is entitled to a payment in cash upon the attainment of specified performance goals. The administrator will determine the maximum duration of the award, the amount of cash to which the award pertains, the conditions upon which the award will become vested or payable and such other provisions as the administrator may determine.

Performance Share Awards

The administrator may grant performance share awards under the Restated Plan entitling the participant to receive common stock upon the attainment of performance goals. The administrator will determine whether and to whom performance shares awards will be granted, the performance goals, the periods during which performance is to be measured and such other limitations and conditions as the administrator may determine. A participant will have the rights of a stockholder only as to shares received and only upon satisfaction of all conditions specified by the administrator. Except as otherwise provided by the administrator or the Company, a participant's right to all unearned performance share awards will automatically terminate upon the participant's termination of employment (or other service relationship).

Dividend Equivalent Rights

The administrator may grant dividend equivalent rights under the Restated Plan to participants that entitle the recipient to receive credits based on cash dividends that would have been paid on the shares specified in the dividend equivalent right if such shares had been issued to the participant. The terms and conditions of dividend equivalents will be determined by the


administrator. Dividend equivalent rights will not be paid before the underlying shares subject to the award vest and shall be settled only upon settlement or payment of such other award. Except as otherwise provided by the administrator or the Company, a participant's right to all dividend equivalent rights will automatically terminate upon the participant's termination of employment (or other service relationship).

Changes in Stock

If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of common stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares are distributed, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of common stock are converted into or exchanged for securities of the Company or any successor entity, the administrator shall make an appropriate or proportional adjustment in (i) the maximum number of shares reserved for issuance under the Restated Plan; (ii) the number and kind of shares or other securities subject to any then outstanding awards under the Restated Plan; (iii) the repurchase price, if any, per share subject to each outstanding restricted stock award; and (iv) the exercise price for each share subject to any then outstanding stock options and stock appreciation rights. The administrator will also make equitable or proportionate adjustments in the number of shares subject to outstanding awards and the exercise price and the terms of outstanding awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event.

Sale Event

The Restated Plan provides that upon the effectiveness of a "sale event," as defined in the Restated Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the Restated Plan. To the extent that awards granted under the Restated Plan are not assumed or continued or substituted by the successor entity, all outstanding awards granted under the Restated Plan shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all stock options and stock appreciation rights with time-based vesting, conditions or restrictions that are not exercisable immediately prior to the sale event will become fully vested and exercisable as of the sale event, all other awards with time-based vesting, conditions or restrictions will become fully vested and nonforfeitable as of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with the sale event in the administrator's discretion or to the extent specified in the relevant award agreement. In the event of such termination, individuals holding stock options and stock appreciation rights will be permitted to exercise such stock options and stock appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the Restated Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable stock options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the stock options or stock appreciation rights. We also have the option, in our sole discretion, to make or provide a payment, in cash or in kind, to the participants holding other awards in an amount equal to the sale price multiplied by the number of vested shares subject to such awards.

Term of Restated Plan

The Restated Plan will continue in effect for a term of ten years from the Restatement Date, unless terminated earlier by our board of directors. The administrator, may, at any time, amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action will adversely affect rights under any outstanding award without the holder's consent. To the extent required under the rules of any securities exchange or market system on which the common stock is listed, or to the extent determined by the administrator to be required by the Code to ensure that incentive stock options granted under the Restated Plan are qualified under Code Section 422, amendments to the Restated Plan will be subject to approval by the Company stockholders entitled to vote at a meeting of the Company's stockholders.

Forfeiture Events

Awards under the Restated Plan will be subject to any applicable clawback policy of the Company, as in effect from time to time.



Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Restated Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes because of the grant or exercise of a stock option that qualifies as an incentive stock option under Code Section 422. If a participant exercises the stock option and then later sells or otherwise disposes of the shares acquired through the exercise of the stock option after both the two-year anniversary of the date the stock option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and we will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (a "disqualifying disposition"), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant's alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for purposes.

Non-Qualified Stock Options

A participant generally recognizes no taxable income as the result of the grant of a non-qualified stock option. However, upon exercising the stock option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a non-qualified stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income equal to the fair market value of any shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by exercising a stock appreciation right, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date, reduced by any amount paid by the participant for such shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect under Code Section 83(b) to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired under a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.


Restricted Stock Unit Awards

There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will recognize ordinary income equal to the fair market value of shares issued to such participant on the vesting date or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Unrestricted Stock Awards

A participant acquiring an unrestricted stock award generally will recognize ordinary income equal to the fair market value of the shares on the grant date, reduced by any amount paid by the participant for such shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of shares acquired under an unrestricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Cash-Based Awards

A participant receiving a cash-based award will recognize ordinary income on the payment date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes.

Performance Share Awards

A participant generally will recognize no income upon the grant of a performance share award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Code Section 409A

Code Section 409A provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual's deferral and distribution elections and permissible distribution events. Awards granted under the Restated Plan with a deferral feature will be subject to the requirements of Code Section 409A. If an award is subject to and fails to satisfy the requirements of Code Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received. Also, if an award subject to Code Section 409a violates the provisions of Code Section 409A, Code Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, and interest on such deferred compensation.

Medicare Surtax

A participant's annual "net investment income", as defined in Code Section 1411, may be subject to a 3.8% federal surtax (generally referred to as the "Medicare Surtax"). Net investment income may include capital gains and/or loss arising from the disposition of shares subject to a participant's awards under the Restated Plan. Whether a participant's net investment income will be subject to the Medicare Surtax will depend on the participant's level of annual income and other factors.

Tax Effect for Twilio

We generally will be entitled to a tax deduction in connection with an award under the Restated Plan equal to the ordinary income realized by a participant when the participant recognizes such income (for example, the exercise of a non-qualified stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and other "covered employees" as determined under Code Section 162(m) and applicable guidance. Under Code Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND TWILIO WITH RESPECT TO AWARDS UNDER THE RESTATED PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.



Number of Awards Granted to Employees, Consultants and Directors

The number of awards that an employee, director or consultant may receive under the Restated Plan is at the discretion of the administrator and therefore cannot be determined in advance. Further, since the number of shares subject to the restricted stock units to be granted to non-employee directors under the Restated Plan depends on the fair market value of our common stock at future dates, it is not possible to determine the exact number of shares that will be subject to such future awards. The following table sets forth, with respect to the individuals and groups named below, the aggregate number of shares subject to awards granted under the Current 2016 Plan (whether or not currently outstanding, vested or forfeited, as applicable) during fiscal year 2025:

Name and position	Number of Shares Subject to Options Granted	Weighted Average Per Share Exercise Price of Option	Number of Shares Subject to RSUs and PSUs Granted[1]	Dollar Value of Shares Subject to RSUs and PSUs Granted($)[2]
Khozema Shipchandler *Chief Executive Officer and Director*	—	—	155,547	21,398,539
Aidan Viggiano *Chief Financial Officer*	—	—	56,908	7,601,386
All executive officers as a group	—	—	212,455	28,999,925
All non-employee directors as a group	—	—	22,978	2,629,256
All employees who are not executive officers as a group	—	—	4,492,661	531,086,754

(1)   PSUs granted shown at target value.

(2)   Reflects the aggregate grant date fair value of awards computed under ASC 718.

Our executive officers and directors have an interest in the approval of the Restated Plan because they are eligible to receive equity awards under the Restated Plan.

Vote Required

The approval of the Restated Plan requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote "FOR" the proposal to approve the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan.**



Approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan

Due to the upcoming expiration of our Amended and Restated 2016 Employee Stock Purchase Plan (the "Current ESPP"), we are seeking stockholder approval to further amend and restate the Current ESPP to extend its term. Based on our compensation committee's recommendation, our board of directors adopted the Amended and Restated 2016 Employee Stock Purchase Plan (the "Restated ESPP") on April 15, 2026, which will become effective upon its approval by our stockholders at our Annual Meeting. If so approved, the Restated ESPP will replace our Current ESPP, which is scheduled to expire by its terms in June 2026, ten years after our initial public offering in June 2016.

If our stockholders approve the Restated ESPP, 4,000,000 shares will be reserved and available for issuance under the Restated ESPP, a decrease from the 12,361,051 shares reserved and available for issuance under the Current ESPP as of February 17, 2026. The current purchase period under the Current ESPP runs from November 16, 2025 through May 15, 2026. **No new shares are being requested for the Restated ESPP; instead, the proposed share pool constitutes a significant reduction in the shares reserved and available for issuance as compared to the Current ESPP.** Additionally, the Restated ESPP removes the annual automatic increase of the number of shares reserved and available for issuance included in the Current ESPP, and provides that the Restated ESPP will remain in effect until terminated by our board of directors. No other material changes to the Restated ESPP have been made or are proposed for approval by our stockholders.

Approval of the Restated ESPP requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or presented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect. If stockholders approve this proposal, the amendment and restatement of the Current ESPP will become effective as of the date of stockholder approval (the "ESPP Restatement Date"). If stockholders do not approve this proposal, the amendment and restatement of the Current ESPP will not take effect and our Current ESPP will continue to be administered in its current form until its expiration in June 2026.

Why Should Stockholders Vote to Approve the Restated ESPP?

The primary purpose of this proposal and the Restated ESPP is to extend the term of the Current ESPP and to ensure that the Company will be able to continue to grant purchase rights to its employees. The Restated ESPP provides eligible employees with the opportunity to become Twilio stockholders and participate in our company's success, which aligns the interest of participating employees with those of stockholders. The Restated ESPP also helps to attract and retain employees and employee stock purchase plans are a common benefit offered by the Company's peers and other industry leaders.

Approval of the Restated ESPP by stockholders will enable the Company to continue to offer a current market-competitive, broad-based stock purchase plan to employees of the Company and its subsidiaries and affiliates on a global basis. Our board of directors believes that the Restated ESPP is in the best interests of the Company and its stockholders because it will help us to continue to attract, retain and reward eligible employees and strengthen the mutuality of interest between such employees and the Company's stockholders.

Summary of the Restated ESPP

The following paragraphs summarize the principal features of the Restated ESPP and its operation. However, this summary is not a complete description of the provisions of the Restated ESPP and is qualified in its entirety by the specific language of the Restated ESPP. A copy of the Restated ESPP is provided as Appendix B to this proxy statement.

Purpose

The purpose of the Restated ESPP is to provide eligible employees of the Company and any present or future affiliate or subsidiary of the Company that has been designated by the Administrator to participate in the Restated ESPP (each, a "Designated Company") with opportunities to purchase shares of the Company's Class A common stock at a discount through voluntary contributions, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such employees and the Company's stockholders.


The Restated ESPP includes two components: a "423 Component" and a "Non-423 Component". It is intended for the 423 Component to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code"). Additionally, the Restated ESPP authorizes the grant of options under the Non-423 Component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code. Except as otherwise provided in the Restated ESPP, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Administration

The Restated ESPP will be administered by the person or persons appointed by the Company's board of directors for such purposes (the "Administrator"). The Administrator will have the authority at any time to: (i) adopt, alter and repeal such rules, subplans, guidelines and practices for the administration and operation of the Restated ESPP and for its own acts and proceedings as it shall deem advisable, including to accommodate the specific requirements of local laws, regulations and procedures for jurisdictions outside of the United States; (ii) interpret the terms and provisions of the Restated ESPP (including related written instruments); (iii) make all determinations it deems advisable for the administration of the Restated ESPP; (iv) decide all disputes arising in connection with the Restated ESPP; and (v) otherwise supervise the administration of the Restated ESPP. All interpretations and decisions of the Administrator will be binding on all persons, including the Company and participants.

Shares Subject to Restated ESPP

As of the ESPP Restatement Date, 4,000,000 shares of the Company's common stock will be authorized and reserved for issuance under the Restated ESPP. As of February 17, 2026, a total of 12,361,051 shares of our common stock remained available for issuance under the Current ESPP. The current purchase period under the Current ESPP runs from November 16, 2025 through May 15, 2026. **No new shares are being requested for the Restated ESPP; instead, the proposed share pool constitutes a significant reduction in the shares reserved and available for issuance as compared to the Current ESPP.** Shares may be issued from authorized but unissued shares of common stock (including from shares of common stock held in the treasury of the Company, or from any other proper source). In the event of a subdivision of outstanding shares of our common stock, the payment of a dividend in common stock, or any other change affecting the common stock, the number of shares reserved for issuance under the Restated ESPP and any share limitations in the Restated ESPP will be equitably or proportionally adjusted to reflect such event.

In determining the number of shares to be reserved for issuance under the Restated ESPP, our compensation committee and board of directors considered (i) shares purchased under the Current ESPP during each of the last three fiscal years as set forth below and (ii) the dilutive impact of the 4,000,000 share reserve.

	FY 2023	FY 2024	FY 2025	Average
Shares Purchased	906,728	632,375	398,494	645,866

Eligibility

Generally, all individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in the Restated ESPP, provided that on the first day of the applicable offering, they are customarily employed by the Company or a Designated Company for more than 20 hours per week. As of March 31, 2026, approximately 5,558 employees, including all executive officers, were eligible to participate in the Current ESPP.

No employee is eligible for the grant of any purchase rights under the Restated ESPP if, immediately after such grant, the employee would own shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or of any subsidiary or parent of the Company, nor will any employee be granted purchase rights to buy more than $25,000 worth of shares (determined based on the fair market value of the shares on the date the purchase rights are granted) under the Restated ESPP in any calendar year such purchase rights are outstanding.

Offerings

The Company will make one or more offerings to eligible employees to purchase common stock under the Restated ESPP (each, an "offering"). Unless otherwise determined by the Administrator, the initial offering under the Restated ESPP will begin on November 16, 2026 and will end on the following May 15th. Thereafter, unless otherwise determined by the Administrator, an offering will begin on the first business day occurring after each May 15th and November 15th and will end on the last business day occurring on or before the following November 15th and May 15th, respectively. The Administrator may, in its discretion, designate a different period for any offering, provided that no offering shall exceed 27 months in duration.



Contributions, Purchase Price and Purchase of Shares

Each eligible employee who is a participant in the Restated ESPP may authorize payroll deductions at a minimum of 1% up to a maximum of 15% of his or her compensation for each pay period, provided that if payroll deductions are not permitted or are problematic under applicable law or for administrative reasons, the Company may allow eligible employees to contribute to the Restated ESPP by other means. No interest will accrue or be paid on payroll deductions or other contributions, unless required under applicable law.

Unless the participating employee has previously withdrawn from the offering, his or her accumulated contributions will be used to purchase shares on the last day of an offering at a purchase price equal to 85% of the fair market value of the shares on the first day of the applicable offering or the last day of the offering, whichever is less. On the exercise date, the participant will purchase the lowest of (a) that number of shares determined by dividing the participant's accumulated contributions on the exercise date by the purchase price; (b) 5,000 shares; or (c) such other lesser maximum number established by the Administrator in advance of the offering, all subject to the terms of the Restated ESPP.

Transferability

Purchase rights granted under the Restated ESPP are not transferable by a participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant.

Withdrawals

A participant may withdraw from participation in the Restated ESPP by submitting a notice of withdrawal in accordance with the relevant procedures established by the Company. The participant's withdrawal will be effective as of the next business day. Following a participant's withdrawal, the Company will promptly refund such individual's entire account balance under the Restated ESPP to them (after payment for any common stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such participant will not be eligible to participate in the Restated ESPP until the next enrollment period.

Termination of Employment; Leave of Absence

Unless otherwise required by applicable law, if a participant's employment terminates for any reason before the exercise date for an offering, no further contributions will be taken from any pay due and the balance in the participant's account will be paid to them as if such participant had withdrawn from the Restated ESPP. An employee will not be deemed to have terminated employment if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee's right to reemployment is guaranteed either by a statute or contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

Term of the Restated ESPP; Amendment and Termination of the Restated ESPP

The Restated ESPP will become effective upon its approval by our stockholders and will continue in effect until it is terminated by the board of directors.

The board of directors may amend the Restated ESPP at any time, subject to any required approval by our stockholders.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Restated ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change. The summary is not complete and does not discuss the tax consequences upon a participant's death, or the income tax laws of any municipality, state or foreign country in which the participant may reside. Tax consequences for any particular participant may vary based on individual circumstances.

U.S. Federal Income Tax Information for 423 Component Offerings

Rights to purchase shares granted under a 423 Component offering are intended to qualify for favorable federal income tax treatment available to purchase rights granted under an employee stock purchase plan that qualifies under the provisions of Section 423(b) of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the Restated ESPP are sold or otherwise disposed of. If the shares are disposed of within two years from the purchase right grant date (*i.e.*, the beginning of the offering) or within one year from the purchase date of the shares, a transaction referred to as a "disqualifying disposition," the participant will realize ordinary income in the year of such disposition equal to the difference



between the fair market value of the shares on the purchase date and the purchase price. The amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

If the shares purchased under the Restated ESPP are sold (or otherwise disposed of) more than two years after the purchase right grant date and more than one year after the shares are transferred to the participant, then the lesser of (i) the excess of the fair market value of the shares at the time of disposition over the purchase price, and (ii) the excess of the fair market value of the shares as of the purchase right grant date over the purchase price (determined as of the first day of the offering) will be treated as ordinary income. If the sale price is less than the purchase price, no ordinary income will be reported. The amount of any such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be long-term capital gain or loss.

The Company (or applicable Designated Company) generally will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income realized by the participant as a result of such disposition, subject to any applicable limitations under the Code. In other cases, no deduction is allowed.

U.S. Federal Income Tax Information for Non-423 Component Offerings

If the purchase right is granted under a Non-423 Component offering, then the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price will be treated as ordinary income at the time of such purchase. In such instances, the amount of such ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the shares for more than one year after the purchase date.

The Company (or applicable Designated Company) generally will be entitled to a deduction in the year of purchase equal to the amount of ordinary income recognized by the participant as a result of such disposition, subject to any applicable limitations under the Code. For U.S. participants, FICA/FUTA taxes will generally be due in relation to ordinary income earned as a result of participation in a Non-423 Component offering.

Restated ESPP Benefits

Participation in the Restated ESPP is voluntary and is dependent on (among other things) each eligible employee's election to participate and his or her determination as to the level of contributions and the eventual purchase price under the Restated ESPP. Accordingly, future purchases under the Restated ESPP are not determinable. Non-employee directors are not eligible to participate in the Restated ESPP. For illustrative purposes, the following table sets forth: (i) the number of shares of our common stock that were purchased during the last completed fiscal year under the Current ESPP; (ii) the average price per share paid for such shares; and (iii) the fair market value at the date of purchase. As of March 31, 2026, the closing price of a share of our common stock reported on The New York Stock Exchange was $125.82.

Name and position	Number of Shares Purchased	Weighted Average Per Share Purchase Price ($)	Weighted Average Fair Market Value Per Share at Date of Purchase ($)
Khozema Shipchandler *Chief Executive Officer and Director*	—	—	—
Aidan Viggiano *Chief Financial Officer*	259	$81.95	$114.23
All executive officers as a group	259	$81.95	$114.23
All employees who are not executive officers as a group	398,235	$88.12	$118.29

Our executive officers have an interest in the approval of the Restated ESPP because they are eligible to participate in the Restated ESPP.



Vote Required

The approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

The Board of Directors recommends a vote ''FOR'' the proposal to approve the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan.



Report of the Audit Committee

The audit committee is a committee of the board of directors composed solely of independent directors as required by the NYSE Listing Standards and rules of the SEC. The audit committee operates under a written charter approved by our board of directors, which is available on our website at https://investors.twilio.com. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the audit committee's performance and the adequacy of its charter on an annual basis.

With respect to our financial reporting process, our management is responsible for (1) establishing and maintaining internal controls and (2) preparing our consolidated financial statements. Our independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of our consolidated financial statements and our internal control over financing reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and to issue a report thereon. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2025 and management's report on internal control over financial reporting with management and KPMG;

- discussed with KPMG the matters required to be discussed by the statement on Auditing Standards No. 1301, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and as adopted by the PCAOB in Rule 3200T; and

- received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence and has discussed with KPMG its independence.

Based on the audit committee's review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Respectfully submitted by the audit committee of the board of directors:

Jeff Epstein (Chair)
Charles Bell
Andrew Stafman

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.



Executive Officers

The following table identifies certain information about our executive officers as of March 31, 2026. Each of our executive officers is appointed by, and serve at the discretion of, our board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Khozema Shipchandler	52	Chief Executive Officer and Director
Aidan Viggiano	47	Chief Financial Officer

Khozema Shipchandler. See the section titled "Board of Directors and Corporate Governance—Directors—Continuing Directors" for Mr. Shipchandler's biographical information.

Aidan Viggiano. Ms. Viggiano has served as our Chief Financial Officer since March 2023. Previously, Ms. Viggiano served as our Senior Vice President of Finance from 2021 to 2023 and as our Vice President of Corporate Finance from 2019 to 2021. From 2003 until 2019, Ms. Viggiano served in a variety of finance leadership positions at General Electric, including, most recently, in Investor Relations from 2018 to 2019, and as Chief of Staff to the Chief Financial Officer from 2012 until 2017. Ms. Viggiano holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.



Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2025. It also provides an overview of our executive compensation philosophy and objectives. Finally, it discusses how our compensation committee arrived at the specific compensation decisions for our executive officers, including our named executive officers, for 2025, including the key factors that our compensation committee considered in determining their compensation. During 2025, our named executive officers were:

- **Khozema Shipchandler**, Chief Executive Officer and Director

- **Aidan Viggiano**, Chief Financial Officer

Executive Summary

Business Update

We envision a world in which every digital interaction is amazing. By combining our leading communications capabilities with rich contextual data and AI, we provide the infrastructure for businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale.

We offer highly customizable communications APIs that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions, together with our customer data capabilities, helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

In recent years, we have taken action to better position our business for durable, profitable growth. Key highlights include:

- **Achieved Full-Year GAAP Profitability**: We achieved our first ever year of GAAP operating profitability in 2025.

- **Announced a Three-Year Financial Framework**: We hosted a successful investor day event in January 2025, announcing a three-year financial framework through 2027 for durable, profitable growth, as well as capital allocation and returns.

- **Accelerated Organic Growth**: We accelerated year-over-year revenue growth to 14% in 2025, compared to 7% for 2024, and accelerated year-over-year organic revenue growth to 13% for 2025, compared to 9% for 2024.[1]

- **Innovation**: We have continued to build innovation velocity, with a focus on delivering a single, cohesive platform that serves as the foundational infrastructure layer embedding communications, contextual data, and AI in one place.

- **Improved Operational Efficiency**: We reduced operating expenses year-over-year in 2025, and advanced initiatives to optimize our business and reduce costs, including through simplifying, modernizing and automating business processes and infrastructure, enhancing our self-serve channel, leveraging AI, and optimizing our workforce.

- **Strengthened Free Cash Flow Profile**: We increased our annual net cash provided by operating activities and free cash flow generation by nearly $1.3 billion between 2022 and 2025.[1]

- **Reduced Stock-Based Compensation**: We have transformed our equity compensation practices in recent years, yielding significant improvements in our stock-based compensation expense and equity burn rate. At our 2025 investor day, we introduced 2027 targets for stock-based compensation expense of approximately 10% of revenue and a net burn rate of less than 3%. In 2025, stock-based compensation expense was 12% of revenue, reflecting a reduction of 200 basis points year-over-year and 900 basis points since 2022, and net burn was just 1.5%.[2]


- **Returned Capital to Shareholders**: We completed $3.9 billion in aggregate share repurchase authorizations from 2023 through 2025, reducing total shares outstanding by approximately 18% during the period. In January 2025, our board of directors authorized $2 billion in additional share repurchases expiring at the end of 2027, of which approximately $1.1 billion remained entering into 2026.

(1)   Organic revenue and free cash flow are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.

(2)   The net burn target for 2027 announced at our 2025 investor day reflects the number of shares underlying equity awards granted to employees during the year, net of forfeitures, divided by the prior year ending share count, and therefore does not reflect the impact of share repurchases during the year.

Financial Performance and Capital Allocation

We are focused on creating long-term value for our stockholders by continuing to drive durable, profitable growth. Our 2025 financial highlights include the following:

- Revenue of $5.1 billion, up 14% year-over-year. Organic revenue growth of 13% year-over-year.[1]

- GAAP income from operations of $158 million in 2025, compared with GAAP loss from operations of $54 million in 2024.

- Non-GAAP income from operations of $924 million in 2025, compared with non-GAAP income from operations of $714 million in 2024.[1]

- Net cash provided by operating activities of $1.0 billion in 2025, compared with net cash provided by operating activities of $716 million in 2024.

- Free cash flow of $945 million in 2025, compared with free cash flow of $657 million in 2024.[1]

- Repurchased an aggregate of $855 million[1] worth of shares of our common stock in 2025, which represents over 90% of free cash flow for the period.[2]

(1)   Includes related costs.

(2)   Organic revenue growth, non-GAAP income from operations, and free cash flow are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.

2025 Executive Compensation Program Highlights

Our 2025 executive compensation program is designed to support our business initiatives to achieve durable, profitable growth while enabling us to attract and retain key executive talent and remaining responsive to stockholder feedback. Our current program reflects the evolution of our compensation practices over the last several years and our maturation as a company, whereby we have introduced additional performance-based compensation through both cash and equity incentives and listened to stockholder feedback in refining their design.

In 2025, we made targeted reductions to named executive officer compensation, including (i) lowering the target value of equity awards granted to our named executive officers, reflecting our desire to use discipline with respect to stock-based compensation and reduce compensation-related dilution, and (ii) lowering the target bonus opportunity for our non-Chief Executive Officer named executive officer to better align cash compensation with market norms.

We did not increase the base salaries of any named executive officer in 2025. We awarded annual cash bonuses as a short-term incentive with rigorous performance metrics and targets, with target opportunities based on the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting).

We received positive stockholder feedback on our PSU structure introduced in 2024, and in 2025, we again granted PSUs with a three-year performance period, with vesting tied to the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting). No portion of these awards will be eligible to vest until 2028. Our Chief Executive Officer received annual equity awards comprising 60% PSUs and 40% PSUs, and our other named executive officer received annual equity awards comprising 40% PSUs and 60% RSUs.

Our peer group for 2025 compensation was updated to more closely reflect our business profile and size. Among the updates were adding more cloud-based software companies that would improve our market capitalization positioning within our peer group to be closer to the median, while pursuing balance overall between software companies and those focused more on internet infrastructure and communications. We also removed several companies that significantly exceeded our market capitalization and one company that was acquired.



2025 Executive Compensation Program Design

Our compensation committee took the following key actions with respect to the compensation of our named executive officers for 2025:

Element	2025 Design	Rationale
Base Salary	No increases from 2024 levels	Our compensation committee believed our named executive officer base salaries were competitive and did not increase base salaries for any of our named executive officers from 2024 levels.
Annual Cash-Based Incentive	Target awards set at 90% or 100% of base salary, with the following performance metrics: (i) organic revenue growth (50% weighting); and (ii) non-GAAP income from operations (50% weighting)	Annual cash bonuses were granted under our annual cash bonus plan. The target opportunity for our Chief Executive Officer was maintained at 100% of base salary, and the target opportunity for our other named executive officer was reduced from 100% to 90% of base salary for 2025. These awards were intended to incentivize near-term performance on our key growth and profitability goals, which are critical to our long-term ability to create stockholder value, and further our retention objectives, as well as our desire to reduce stock-based compensation expense.
Long-Term Incentive	PSUs with three-year performance period and vesting tied to: (i) cumulative free cash flow (70% weighting); and (ii) relative total stockholder return measured against the S&P 500 Index over the three-year performance period (30% weighting) RSUs with three-year time-based vesting period	We granted PSUs in 2025 to foster alignment with our long-term performance results and stockholder interests. We also granted RSUs with a three-year time-based vesting period to encourage executive retention and further focus on creating long-term stockholder value. The approved value of each of our named executive officers' equity awards for 2025 was lower than 2024, consistent with our desire to reduce stock-based compensation expense and reduce compensation-related stockholder dilution. The Chief Executive Officer's weighting of 60% PSUs and 40% RSUs reflects his role having the greatest impact among our named executive officers on our performance outcomes. The weighting of the equity awards granted to our other named executive officer in 2025, 40% PSUs and 60% RSUs, ties their incentives meaningfully to performance outcomes while emphasizing ongoing retention and stability.

Stockholder Feedback and Our Annual Say-on-Pay Vote

We value our stockholders' feedback on our executive pay practices and are committed to considering this feedback as part of our compensation-setting process.

Consistent with our stockholders' preference, as most recently indicated in an advisory vote at our 2024 annual meeting, our board of directors has elected to hold an advisory vote on executive compensation on an annual basis (the "Say-on-Pay Vote"), thereby giving our stockholders the opportunity to provide feedback on the compensation of our named executive officers each year. Our 2025 annual meeting's Say-on-Pay Vote on the compensation of our named executive officers for 2024 received the


support of approximately 85% of the votes cast. Our compensation committee believes that the result of this vote reflects our responsiveness to stockholders and stockholder support for our pay practices and we have maintained the general overall structure and principal elements of our executive compensation programs for 2025.

Regardless of this strong level of stockholder support, we continuously seek to understand our stockholders' perspectives on our pay practices through regular stockholder engagement. We then convey any relevant feedback to our full board of directors and relevant committees for consideration in their decision-making.

Our stockholder engagement program, including a description of the outreach we conducted in 2025 as well as a summary of compensation-related feedback we have received and actions we have taken in response, is further discussed in "Proxy Statement Summary—Stockholder Engagement."

Executive Compensation Policies and Practices

We believe our executive compensation program is reasonable and competitive, and appropriately balances the goals of attracting, motivating, rewarding and retaining our executive officers with the goal of aligning their interests with those of our stockholders. The annual compensation of our executive officers, including our named executive officers, varies from year to year based on our corporate financial and operational results and individual performance. In 2025, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Compensation Element	Objective
Base Salary	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market.
Short-Term Incentives	Annual cash bonus	Strengthen the performance-based core of our compensation program and enhance retention. Motivate executive officers to achieve annual performance goals that serve as the basis for long-term performance and stockholder value creation.
Long-Term Incentives	Equity awards generally in the form of RSUs and PSUs	Align the interests of executive officers and stockholders by incentivizing retention of our key leaders and motivating them to achieve long-term stockholder value creation, while underscoring a pay-for-performance aligned program.

While we do not determine either contingent ("variable") or "fixed" pay for each named executive officer with reference to a specific percentage of target total direct compensation, consistent with our "pay-for-performance" philosophy, our executive compensation program heavily emphasizes variable pay over "fixed" pay. In 2025, the majority of the target total direct compensation of our named executive officers consisted of variable pay in the form of annual cash and long-term and at-risk incentive compensation opportunities. The following charts show the percentages of target variable pay versus target fixed pay for our Chief Executive Officer and our other named executive officer as approved by the compensation committee for 2025.


2025 Target CEO Compensation



2025 Target Other NEO Compensation



Base Salary	
Annual Bonus (Target)	
PSUs (Target)	
RSUs	
At-Risk Variable Incentives	

*   Percentages may not sum due to rounding.

We believe that this approach provides balanced incentives for our executive officers to drive our financial performance and create long-term stockholder value. See the section titled "Individual Compensation Elements" for information about the principal elements of our executive compensation program, and the purposes for each element.

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. Our compensation committee evaluates our executive compensation program on at least an annual basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related policies and practices:

WHAT WE DO	WHAT WE DON'T DO
Target Compensation is Predominantly "At Risk" The vast majority of our executive officers' target total direct compensation is "at risk", delivered in the form of equity and annual cash bonuses. Equity awards align compensation with the performance of our stock price, and PSUs and annual cash bonuses also incentivize the achievement of corporate financial objectives.	**No Additional Retirement Plans** We do not offer pension arrangements, nonqualified deferred compensation arrangements or retirement plans to our executive officers other than a 401(k) retirement plan for which we make matching contributions that is generally available to all our U.S. employees.
Use a Pay-for-Performance Philosophy Our incentive programs reflect performance metrics that are closely aligned with our growth drivers and deliver value only if we achieve pre-set rigorous performance targets.	**No Guaranteed Bonuses** We do not provide guaranteed bonuses to our executive officers.
"Double-Trigger" Change-in-Control Arrangements Change-in-control arrangements for executive officers require both a change in control and a qualifying termination of employment before payments and benefits are paid.	**Limited Perquisites or Other Personal Benefits** We provide limited perquisites or other personal benefits to our executive officers, and limited related tax reimbursement payments.
Maintain an Independent Compensation Committee Our compensation committee consists solely of independent, non-employee directors.	**No Excise Tax Payments on Future Post-Employment Compensation Arrangements** We do not provide any excise tax reimbursement payments (including "gross-ups") with respect to payments or benefits contingent upon a change in control of our company.


WHAT WE DO	WHAT WE DON'T DO
Retain an Independent Compensation Advisor Our compensation committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.	**No Option Repricing** We prohibit stock option repricing without stockholder approval.
Annual Executive Compensation Review Our compensation committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative and benchmarking purposes.	**No Hedging** We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from engaging in hedging transactions or certain derivative transactions relating to our securities.
Annual Compensation-Related Risk Assessment Our compensation committee reviews, on an annual basis, our compensation-related risk profile.	**No Pledging** We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from holding our securities in a margin account or pledging our securities as collateral for a loan.
Stock Ownership Policy We maintain a robust stock ownership policy for our Chief Executive Officer, our other named executive officer and the non-employee members of our board of directors.	**No Special Welfare or Health Benefits** We do not provide our executive officers with any special welfare or health benefit programs, and participation in the employee programs that are standard in our industry sector is on the same basis as all of our full-time employees.
Clawback Policy We maintain a compensation recovery ("clawback") policy that complies with NYSE and SEC rules.	


Executive Compensation Philosophy

We operate in an extremely competitive market where there is substantial and continuous competition for leadership with the experience and skills to lead in a dynamic and innovative industry. Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, we designed our executive compensation program to achieve the following primary objectives:

- reward our executive officers for the achievement of our key business objectives;

- effectively align our executive officers' interests with the interests of our stockholders by heavily weighting long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders; and

- attract, motivate, incentivize and retain employees at the executive level by providing competitive compensation to those who contribute to our long-term success.

We believe our compensation program continues to align with these objectives while addressing feedback we have received from stockholders.

Oversight of Executive Compensation

Role of the Compensation and Talent Management Committee

Our compensation committee discharges many of the responsibilities of our board of directors relating to the compensation of our executive officers, including our named executive officers, and the non-employee members of our board of directors (as described further in "Board of Directors and Corporate Governance—Non-Employee Director Compensation" above). Our compensation committee has overall responsibility for overseeing our compensation structure, philosophy, policies and benefits programs generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation committee also oversees the annual evaluation of our executive officers, including our named executive officers, for the prior year and has the authority to retain, and has retained, an independent compensation consultant to provide support to the committee in its review and assessment of our compensation programs.

Compensation-Setting Process

Our compensation committee determines the target total direct compensation opportunities for our executive officers, including our named executive officers. Our compensation committee does not use a single method or measure in developing its recommendations, nor does it establish one specific target for the total direct compensation opportunities of our executive officers. Rather, our compensation committee generally begins its deliberations on cash and equity compensation by considering competitive market data regarding compensation amounts and practices with an intent to weight compensation more heavily towards equity compensation. Our compensation committee does not target a specific percentile of compensation, but instead considers the market data, along with the factors below, to determine an executive's compensation with no specific weight given to any particular factor.

When formulating its recommendations for the amount of each compensation element and approving (or recommending for approval) each compensation element and the target total direct compensation opportunity for our executive officers, our compensation committee considers the following factors:

- our performance against the financial and operational objectives established by our compensation committee and our board of directors;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group;

- each individual executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- our desire to retain experienced and talented executives in a highly competitive market, including consideration of the retentive value of our executives' existing outstanding equity awards;

- the scope of each individual executive officer's role compared to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;


- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and ability to work as part of a team, all of which reflect our core values;

- compensation parity among our individual executive officers;

- objectives with respect to reduction of compensation-related stockholder dilution; and

- the recommendations provided by our Chief Executive Officer with respect to the compensation of our other executive officer.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor was the impact of any factor on the determination of pay levels quantifiable. Our compensation committee reviews the base salary levels, short-term and long-term incentive compensation opportunities of our executive officers, including our named executive officers, each year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Award Grant Policy" below.

Role of Chief Executive Officer

In discharging its responsibilities, our compensation committee consults with members of our management, including our Chief Executive Officer. Our management assists our compensation committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. Our compensation committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to annual base salaries, short-term and long-term incentive compensation opportunities, program structures and other compensation-related matters for our executive officers, other than with respect to his own compensation.

Our compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and considers them as one factor in determining the compensation for our executive officers, including our other named executive officer. Our Chief Executive Officer recuses himself from all deliberations and determinations regarding his own compensation.

Role of Compensation Consultant

Our compensation committee engages an external independent compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2025, our compensation committee engaged Compensia as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, the selection of our compensation peer group, and data analysis. For 2025, the scope of Compensia's engagement included:

- researching, developing and reviewing our compensation peer group;

- reviewing and analyzing the compensation for our executive officers, including our named executive officers;

- reviewing and providing input on the Compensation Discussion and Analysis section of our proxy statement for our 2025 annual meeting of stockholders;

- reviewing and analyzing the compensation of the non-employee members of our board of directors;

- reviewing short-term and long-term incentive compensation practices and considerations;

- advising on executive severance and change in control practices;

- reviewing our executive compensation philosophy;

- conducting a compensation risk assessment; and

- supporting other ad hoc matters throughout the year.

The terms of Compensia's engagement included reporting directly to our compensation committee and to the chair of our compensation committee. Compensia also coordinated with our management for data collection and job matching for our



executive officers and provided data and analyses in connection with our equity plan renewals and equity strategy. In 2025, Compensia did not provide any other services to us. In April 2025, our compensation committee evaluated Compensia's independence pursuant to the NYSE Listing Standards and the relevant SEC rules and determined that no conflict of interest had arisen as a result of the work performed by Compensia.

Use of Market Data

For purposes of comparing our executive compensation against the competitive market, our compensation committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of industry, revenue and market capitalization.

Our compensation committee reviews our compensation peer group at least annually and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group, and input from its compensation consultant.

In developing the compensation peer group for 2025, the following criteria were evaluated in identifying comparable companies:

- similar industry and competitive market for talent;

- within a range of 0.3x to 3.0x of our revenue for the last four fiscal quarters (as of August 2024); and

- within a range of 0.25x to 4.0x of our then-trailing 30-day average market capitalization.

In September 2024, our compensation committee reviewed our compensation peer group and upon the recommendation of its compensation consultant, taking into consideration the criteria noted above, removed Arista Networks, Inc., CrowdStrike Holdings, Inc., and Splunk Inc., and added Informatica Inc., Teradata Corp., and UiPath, Inc. Our compensation committee determined that these updates would more closely reflect our business profile and size. Key updates included adding more cloud-based software companies that would improve our market capitalization positioning within our peer group to be closer to the median, while pursuing balance overall between software companies and those focused more on internet infrastructure and communications. We also removed several companies that significantly exceeded our market capitalization, and one company that was acquired. The compensation committee also considered stockholder feedback that supported these updates. The peer group for 2025, which was approved by our compensation committee in September 2024, consisted of the following companies:

Akamai Technologies, Inc.	Dropbox, Inc.	Nutanix, Inc.	Ubiquiti Inc.
Ansys, Inc.	Dynatrace, Inc.	Okta, Inc.	UiPath, Inc.
AppLovin Corporation	Fortinet, Inc.	RingCentral, Inc.	Zoom Communications, Inc.
Autodesk, Inc.	GoDaddy Inc.	Snap Inc.	
Cloudflare, Inc.	Hubspot, Inc.	Snowflake Inc.	
DocuSign, Inc.	Informatica Inc.	Teradata Corp.	

Our compensation committee uses data drawn from our compensation peer group, as well as data from the Radford Global Technology executive compensation survey (the "Radford Survey"), to evaluate the competitive market when formulating its recommendation for the total direct compensation packages for our executive officers, including base salary and long-term incentive compensation opportunities. The Radford Survey provides compensation market intelligence and is widely used within the technology industry.

In addition, subsets of the Radford Survey were incorporated into the competitive assessment prepared by Compensia and used by our compensation committee to evaluate the compensation of our executive officers. Specifically, our compensation committee received a custom report of survey results reflecting only companies from our compensation peer group in addition to survey results tailored solely based on revenue. The Radford Survey data supplements the compensation peer group data and provides additional information for our named executive officers and other executive positions for which there is less comparable public data available.



Compensation Risk Assessment

In consultation with management and Compensia, in April 2025, our compensation committee assessed our compensation plans, policies and practices for named executive officers and other employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. This risk assessment included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and overall target total direct compensation to ensure an appropriate balance between fixed and variable pay components. Our compensation committee conducts this assessment annually.

Individual Compensation Elements

In 2025, the principal elements of our executive compensation program as described under "Executive Compensation Policies and Practices" above, and the purposes for each element, are described below.

Base Salary

Base salary represents the fixed portion of the compensation of our executive officers, including our named executive officers, and is an important element of compensation intended to attract and retain highly talented individuals.

Using the competitive market data provided by its compensation consultant, our compensation committee reviews and develops recommendations for adjusting the base salaries for each of our executive officers, including our named executive officers, as part of its annual executive compensation review. In addition, the base salaries of our executive officers may be adjusted by our compensation committee in the event of a promotion or significant change in responsibilities. For 2025, our compensation committee determined to maintain 2025 base salaries at 2024 levels for all of our named executive officers. In making this decision, our compensation committee considered the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above, and determined that the base salaries for our named executive officers were appropriately aligned with their respective roles and responsibilities.

The base salaries of our named executive officers for 2024 and 2025 were as follows:

Named Executive Officer	2024 Base Salary	2025 Base Salary
Khozema Shipchandler	$1,100,000	$1,100,000
Aidan Viggiano	$ 850,000	$ 850,000

Annual Cash Incentives

Annual Cash Bonus Plan

We maintain an executive incentive compensation plan ("Cash Bonus Plan") to reinforce the performance-based aspect of our compensation program.

Pursuant to the Cash Bonus Plan, our compensation committee has the authority, in its discretion, to approve target cash awards to be paid out based upon the achievement of performance goals, as determined by the compensation committee, over a specified performance period.

2025 Cash Bonus Awards

In February 2025, our compensation committee approved target annual bonuses pursuant to the Cash Bonus Plan, expressed as a percentage of base salary, for each executive with payouts tied to financial performance goals achieved during the 2025 performance period. The 2025 target annual cash bonuses were approved upon consideration of a number of factors, including the importance of incentivizing our executives to achieve near-term results to support our long-term business objectives, and our desires to retain top executive talent and to reduce the dilutive impact of our executive compensation program, as well as stockholder feedback supporting our annual cash bonus program.

Our Chief Executive Officer had a target annual bonus opportunity equal to 100% of base salary and maximum payout opportunity capped at 150% of base salary. Our other named executive officer had a target annual bonus opportunity equal to 90% of base salary, reduced from 100% in 2024, and maximum payout opportunity capped at 135% of base salary. These target amounts, including such reduction, were aimed at transitioning our cash compensation levels closer to market norms while continuing to provide meaningful incentives focused on near-term performance on our key growth and profitability goals.



The target amounts of the 2025 annual cash bonuses for our named executive officers were as follows:

Named Executive Officer	Target Bonus Opportunity (% Base Salary)	Target Bonus Opportunity
Khozema Shipchandler	100%	$1,100,000
Aidan Viggiano	90%	$ 765,000

After evaluation of multiple potential metrics, for 2025 our compensation committee determined that targets for (i) organic revenue growth (50% weighting) and (ii) non-GAAP income from operations (50% weighting) were the strongest incentive metrics for the 2025 cash bonus awards, representing key measures of our long-term success that are closely followed by investors in assessing our performance outlook. In selecting organic revenue growth, our compensation committee considered, among other factors, that the measure serves as a forecastable near-term objective in furtherance of our growth objectives, as well as stockholder feedback and peer bonus plan structures. In selecting non-GAAP income from operations, our compensation committee considered, among other factors, that the measure is more correlated with stockholder value creation than either growth or profitability as standalone metrics, and serves as a near-term objective in furtherance of our profitability and free cash flow generation goals, as well as stockholder feedback and peer bonus plan structures. Our compensation committee determined to evenly weight the two measures consistent with our focus on profitable growth.

In February 2025, our compensation committee approved the threshold, target and maximum performance levels for both metrics based on our internal forecasts at the beginning of the year, which planned for meaningful and profitable growth relative to the prior year, including orienting the business toward double-digit organic revenue growth. The targets were designed to be rigorous, requiring substantial year-over-year growth in organic revenue and non-GAAP income from operations, and target performance requiring results that meaningfully exceeded our February 2025 announced guidance ranges of 7%-8% organic revenue growth and $825-850 million non-GAAP income from operations for 2025. Additionally, the maximum total payout was capped at 150% of the target bonus opportunity.

The performance goals for the 2025 annual cash bonuses are as follows:

Performance Metric	Threshold Performance (50% Payout)[1]	Target Performance (100% Payout)[1]	Maximum Performance (150% Payout)[1]	Weighting	Rationale
Organic Revenue Growth[2]	7.0%	10.0%	12.0%	50%	• Key measure of long-term success • Supports our growth objectives • Stockholder feedback
Non-GAAP Income from Operations[2]	$825 million	$900 million	$950 million	50%	• Key measure of long-term success • Supports our profitability and free cash flow generation objectives • Correlation with stockholder value

(1) For each measure, no payout would be earned for such measure for achievement below the threshold indicated above. For performance at or above the threshold, the payout would be between 50% and 150% of the target bonus opportunity for each measure, interpolated on a straight-line basis between threshold and target and between target and maximum. The maximum total payout could not exceed 150% of the target bonus opportunity.

(2) Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.



In February 2026, our compensation committee certified achievement of the following levels of performance for 2025:

Performance Metric	Actual	Performance Goal Payout Percentage
Organic Revenue Growth[1]	12.5%	150.0%
Non-GAAP Income from Operations[1]	$924.0 million	124.0%
Total Performance Goal Payout Percentage		137.0%

(1)   Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. See Appendix C for non-GAAP definitions and reconciliations.

Based on the level of achievement of these performance objectives, in February 2026 our compensation committee approved the following payouts to our named executive officers:

Named Executive Officer	Payout	Payout as % of Target
Khozema Shipchandler	$1,507,000	137.0%
Aidan Viggiano	$1,048,050	137.0%

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers, including our named executive officers, to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation committee on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Award Grant Policy" below. All equity awards are settleable for shares of our Class A common stock. The amount and forms of such equity awards are determined by our compensation committee after considering the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above. The amounts of the equity awards are also intended to provide competitively-sized awards and resulting target total direct compensation opportunities that are competitive with the compensation opportunities offered by the companies in our compensation peer group and Radford Survey data for similar roles and positions for each of our executive officers, taking into consideration the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above.

2025 Annual Equity Awards

In 2025, our compensation committee determined to grant annual equity awards (the "2025 Annual Equity Awards") in the form of a combination of performance-based RSUs (the "2025 Annual PSUs") and time-based RSUs (the "2025 Annual RSUs"). We believe that PSUs incentivize execution of our profitable growth initiatives and long-term performance results. RSUs further motivate our executive officers to perform across industry cycles and market conditions. These awards work together to provide strong retention incentives and align executives' interests with stockholders by motivating and rewarding sustained, long-term value creation.

Each named executive officer received a 2025 Annual Equity Award in February 2025 with an aggregate approved target value that was more than 15% lower than that which they received in 2024, consistent with our desire to continue to be responsive to past stockholder feedback on magnitude of pay and reduce stock-based compensation expense. The approved target value of our Chief Executive Officer's 2025 Annual Equity Award was $20.5 million, compared to $25 million in 2024, and the approved target value of our other named executive officer's 2025 Annual Equity Award was $7.5 million, compared to $9 million in 2024. The grant date fair value of the equity awards as stated in our Summary Compensation Table differs from these approved target values because the number of shares subject to the equity awards was determined by dividing the approved target value by the average closing price of our stock over the 30-day period ending five business days prior to the grant date, and the values shown in the Summary Compensation Table are based on certain assumptions described in the footnotes to the table.



In determining the value and structure of Mr. Shipchandler's 2025 Annual Equity Awards, in addition to the factors described under "Oversight of Executive Compensation Program—Compensation-Setting Process," the compensation committee considered the importance of continuing to align Mr. Shipchandler's interests with our stockholders' and incentivize him to successfully navigate this critical transformation period for our company following his promotion to Chief Executive Officer in 2024. Consistent with 2024, the compensation committee determined to grant Mr. Shipchandler's equity award in the form of 60% PSUs and 40% RSUs to recognize his role as having the greatest impact on the Company's performance outcomes among our named executive officers.

The equity award granted to our other named executive officer in 2025 was 40% PSUs and 60% RSUs. This design, and the magnitude of such award, was in line with the compensation committee's objective of promoting continuity and stability within our leadership team during this period of transition and transformation.

Our compensation committee will continue to assess our incentive compensation structure in future award cycles in light of market conditions, business imperatives, stockholder feedback and our stock price performance. The following table sets forth the 2025 Annual Equity Awards that our compensation committee granted in February 2025 to our named executive officers as part of its annual executive compensation review.

Named Executive Officer	PSUs (number of shares at target performance)	RSUs (number of shares)	Aggregate Grant Date Fair Value ($)[1]
Khozema Shipchandler	93,328	62,219	21,398,539
Aidan Viggiano	22,763	34,145	7,601,386

(1) The amounts reported in this column represent the aggregate grant date fair value of the PSUs and RSUs granted to the named executive officer in 2025, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026 and further described in footnote 1 to the "Summary Compensation Table" below.

Our compensation committee awarded 2025 Annual PSUs to our named executive officers to support the successful execution of our profitable growth initiatives. Our 2025 Annual PSUs are structured consistent with our annual PSUs granted in 2024, which we refined in alignment with stockholder feedback, featuring a single three-year performance period from 2025-2027 and with vesting based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting). The S&P 500 Index was selected due to its breadth, maturity and financial characteristics. Each measure operates and is measured independently.

Targets were intended to be rigorous and require strong performance to achieve. Our relative TSR performance goals were designed to require outperformance against the broader market to achieve a target payout, and our free cash flow goals reflect consideration of internal forecasts at the time such goals were set and took into account the Company's growth momentum, margin expansion and new product innovation. For reference, in February 2025 we announced external free cash flow guidance for 2025 of $825-850 million. Vesting of these PSUs may range between 0% for below threshold performance and up to 200% of target based on levels of performance at or above threshold. Notwithstanding the foregoing, if our total stockholder return during the performance period is negative, then performance and vesting will be capped at 100% of the number of target shares subject to that performance goal, regardless of actual performance relative to the S&P 500 Index. The free cash flow goal would continue to scale independently up to 200% of its respective target shares.

No portion of the 2025 Annual PSUs will be eligible to vest until 2028, to foster alignment with our long-term performance results and stockholder interests. Our compensation committee determined that free cash flow and relative total stockholder return were the most appropriate performance measures to drive long-term performance while aligning executive incentives with the significant changes we have made to our business aimed at delivering profitable growth. Our compensation committee evaluated multiple potential metrics when determining which performance metrics for the 2025 Annual PSUs best supported our profitable growth initiatives – including internal financial and operational metrics as well as external stock return metrics – and also considered stockholder feedback and industry standards.


The cumulative free cash flow and relative total stockholder return levels for the 2025 Annual PSUs, which were approved by our compensation committee in February 2025, are set forth below.

Performance Metric	2025-2027 Performance Period			
	Threshold (50% Payout)[1]	Target (100% Payout)[1]	Maximum (200% Payout)[1][2]	Weighting
Free Cash Flow[3]	$2.75 Billion	$3.25 Billion	$3.5 Billion	70%
Relative Total Stockholder Return[2]	30th Percentile	55th Percentile	80th Percentile	30%

(1) For each measure, no portion of the award will vest for achievement below the threshold indicated above. For performance at or above the threshold, vesting will be between 50% and 200% of the target award (subject, in the case of relative total stockholder return, to the limitation described in Note 2 below), interpolated on a straight-line basis for performance between threshold, target and maximum. Each performance goal scales independently.

(2) If our total stockholder return during the performance period is negative, then performance and vesting will be capped at 100% of the number of target shares subject to that performance goal, regardless of actual performance relative to the S&P 500 Index. The free cash flow goal would continue to scale independently up to 200% of its respective target shares.

(3) Free cash flow is a non-GAAP financial measure. See Appendix C for non-GAAP definitions and reconciliations.

In addition to the 2025 Annual PSUs, each named executive officer received an award of 2025 Annual RSUs. The 2025 Annual RSUs vest over three years in equal quarterly installments between March 31, 2025 and December 31, 2027, subject to the executive's continued service through the applicable vesting date. In determining this vesting schedule, our compensation committee considered the need for the overall vesting profile of our long-term incentive program to support our short- and long-term executive retention and incentive goals. In shifting from four- to three-year vesting for 2025, the compensation committee also considered alignment with corresponding changes to our broader employee equity program. It also recognized that a three-year vesting schedule was better aligned with peer practices, improving the competitive profile of our long-term incentive program.

Health and Welfare Benefits

Our executive officers, including our named executive officers, are eligible to receive the same employee benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the "Code"). In 2025, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Code. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we generally do not provide perquisites or other personal benefits to our executive officers, including our named executive officers, except as generally made available to our employees or in other limited circumstances.

In 2025, based on ongoing assessments of security risks, we provided Mr. Shipchandler with a home security system and monitoring to address safety concerns on a tax-neutral basis. During 2025, the total incremental cost to us of the home security benefits provided to Mr. Shipchandler was $117,709. We also provided certain personal cybersecurity services to Mr. Shipchandler and Ms. Viggiano and certain of their family members. The personal safety and security of our executive officers and directors, including Mr. Shipchandler and Ms. Viggiano, is paramount, and we believe that the cost of the security measures we provide are appropriate and necessary in certain circumstances given the risks associated with the visibility of their positions. We intend to evaluate these costs regularly to determine whether they are a necessary and appropriate expense at the time. Although we view these personal security services as necessary and appropriate business expenses, we reported



the aggregate incremental cost related to these services for Mr. Shipchandler and Ms. Viggiano in the "All Other Compensation" column of the Summary Compensation Table below. We also provided Mr. Shipchandler and Ms. Viggiano with parking spots for commuting, which were provided at no incremental cost to the Company.

In the future, we may provide perquisites or other personal benefits in limited circumstances.

Post-Employment Compensation Arrangements

We believe that having in place reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executive officers. Our Chief Executive Officer participates in our CEO Severance Plan and our other current named executive officer participates in our Senior Executive Severance Plan (collectively, the "Executive Severance Plans").

The Executive Severance Plans, as discussed in more detail in "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Executive Severance Plans" below, are designed to help ensure the continued service of key executive officers in the event of a potential acquisition, to provide reasonable compensation to named executive officers who leave our employ under specified circumstances and to align the interests of our named executive officers and our stockholders when considering our long-term future.

We believe that the severance payments and benefits provided to our named executive officers under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly-situated executive officers at companies in our compensation peer group and are an important component of each named executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

We also believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our named executive officers. In order to encourage them to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our named executive officers with the opportunity to receive additional severance protections during a change in control protection period. In addition, we provide additional payment and benefit protections if a named executive officer voluntarily terminates employment with us for good reason, because we believe that a voluntary termination of employment for good reason is essentially equivalent to an involuntary termination of employment by us without cause. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. Reasonable post-acquisition payments and benefits should serve the interests of both the named executive officer and our stockholders.

To protect our interests, we require all participants of the Executive Severance Plans to sign a standard form of general release in favor of us prior to receiving any severance payments or benefits under the applicable plan.

In addition, under the Executive Severance Plans, all payments and benefits provided in the event of a change in control of our company are payable only if there is a qualifying loss of employment by a named executive officer (commonly referred to as a "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards subject only to time-based vesting, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of our company and to avoid windfalls, both of which could occur if the vesting of time-based equity awards accelerated automatically as a result of the transaction.

We do not provide excise tax payments (or "gross-ups") relating to a change in control of our company and have no such obligations in place with respect to any of our named executive officers.

For detailed descriptions of the post-employment compensation arrangements we maintain with our named executive officers, as well as an estimate of the potential payments and benefits payable to our named executive officers under their post-employment compensation arrangements, see "Executive Compensation Tables—Employment Agreements or Offer Letters with Named Executive Officers" and "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below.


Other Compensation Policies and Practices

Equity Award Grant Policy

Under our Amended and Restated Equity Award Grant Policy, we generally grant equity awards on a regularly scheduled basis to enhance the effectiveness of our internal control over our equity award grant process and to alleviate several of the burdens related to accounting for such equity awards, as follows:

- Any grants of equity awards made in conjunction with the hiring of a new employee or the promotion of an existing employee will generally be made regularly (either monthly or quarterly) and will be effective on the date such grant is approved by our board of directors, our compensation committee or its delegate(s) or such future date as is approved by our board of directors, our compensation committee or its delegate(s). In no event will the effective date of an equity award made in conjunction with the hiring of a new employee precede the date such grant is approved or the first date of employment.

- Any grants of equity awards to existing employees (other than in connection with a promotion) will generally be made on an annual or quarterly basis. Any such annual or quarterly grant will be effective on the date on which such grant is approved or such future date as is approved by our board of directors, our compensation committee or its delegate(s).

- All equity awards will be priced on the effective date of the award. The exercise price of all stock options will be equal to (or, if specified in the approval of the award, greater than) the closing market price on the NYSE of one share of our common stock on the effective date of grant, or, if no closing price is reported for such date, the closing price on the last day preceding such date for which a closing price is reported. If the grant of restricted stock, RSUs or PSUs is denominated in dollars, the number of shares of restricted stock, RSUs or PSUs that are granted will generally be calculated by dividing the dollar value of the approved award by the average closing market price on the NYSE of one share of our common stock over the trailing 30-day period ending five business days immediately prior to the effective date of grant, with such total number of shares to be granted per recipient rounded up to the nearest whole share.

- Our board of directors or our compensation committee may delegate to our Chief Executive Officer and/or any other executive officer, or a committee comprising at least two of our executive officers, all or part of the authority with respect to the granting of certain equity awards to employees (other than to such delegates), subject to certain limitations and requirements. Our board of directors and compensation committee have currently delegated authority to a subcommittee to allow any two of our Chief Financial Officer or Principal Financial Officer, Chief People Officer and Chief Legal Officer, to grant, without any further action required by the compensation committee, equity awards to all employees who are designated as senior directors or below and are not members of the subcommittee or executive officers. The purpose of this delegation of authority is to enhance the flexibility of equity award administration and to facilitate the timely grant of equity awards to non-management employees, particularly new employees, within specified limits approved from time to time by the compensation committee. As part of its oversight function, the compensation committee reviews the grants made by the subcommittee on a quarterly basis.

Our board of directors and compensation committee do not take material nonpublic information into account when determining the timing and terms of any stock option grant. We have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. We did not grant stock options to any of our named executive officers in 2025 and have never granted stock appreciation rights.

Death Equity Acceleration Policy

In August 2025, our compensation committee approved an amended and restated death equity acceleration policy providing that upon the termination of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries due to the death of such individual, (i) any then outstanding equity awards held by the individual that vest solely based on continued employment or service will automatically become fully vested and (ii) a pro-rated portion of any then outstanding equity awards held by the individual that vest contingent on the satisfaction of performance conditions will automatically become fully vested at target, with such pro-ration determined based on the number of completed days of service during the performance period. The policy applies both to awards granted prior to the adoption of the policy, as well as awards granted thereafter.



Policy Prohibiting Hedging and Pledging of Equity Securities

Our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from engaging in any short sale and from buying or selling puts, calls, other derivative securities or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities, at any time. In addition, our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from using our securities as collateral in a margin account or from pledging our securities as collateral for a loan.

Stock Ownership Policy

To further align the interests of our executive officers with those of our stockholders and to promote a long-term perspective in managing our company, we maintain our Stock Ownership Policy, which applies to our Chief Executive Officer and executive officers subject to Section 16 of the Exchange Act ("Section 16 Officers"), including each of our named executive officers. We most recently amended and restated the Stock Ownership Policy in March 2022.

Our Stock Ownership Policy requires each named executive officer to acquire and hold a number of shares of our common stock equal in value to a multiple of such named executive officer's annual base salary until he or she ceases to be our Chief Executive Officer or a Section 16 Officer, as applicable. The minimum value for our named executive officers is as follows:

Position	Minimum Value
Chief Executive Officer	6x base salary
Other Named Executive Officer	3x base salary

For purposes of our Stock Ownership Policy, we only count directly and beneficially owned shares, including shares purchased through our ESPP or 401(k) Plan, if applicable, shares underlying vested RSUs, and shares held following settlement of PSUs and do not count vested but unexercised stock options. Each named executive officer has five years from the later of his or her designation as our Chief Executive Officer or Section 16 Officer, as applicable, or from the original effective date of the policy to obtain the required ownership level.

As of December 31, 2025, all of our executive officers are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

Compensation Recovery Policy

In November 2023, our compensation committee adopted a compensation recovery ("clawback") policy in compliance with NYSE and SEC rules requiring public companies to recover excess incentive-based compensation from current and former executive officers in the event of an accounting restatement. Consistent with the requirements, this policy requires that if we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, we must claw back from certain officers any incentive-based compensation received by them after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date) that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Code ("Section 162(m)"), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m).


Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards, and we have structured all such arrangements and awards in a manner to either avoid or comply with the applicable requirements of Section 409A of the Code. For our non-employee directors, we provide a Non-Employee Directors' Deferred Compensation Program, which has been structured to comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our board of directors, including options to purchase shares of our common stock and other stock awards, based on the grant date fair value of these awards. This cost is recognized as an expense following the straight-line attribution method over the requisite service period. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from such awards.



Compensation and Talent Management Committee Report

Our compensation and talent management committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our compensation and talent management committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Respectfully submitted by the members of our compensation and talent management committee of the board of directors:

Compensation and Talent Management Committee

Jeffrey Immelt (Chair)
Douglas Robinson
Miyuki Suzuki



Executive Compensation Tables

Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was paid to or earned by our named executive officers during 2023, 2024 and 2025.

Name and principal position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Khozema Shipchandler[3] Chief Executive Officer	2025	1,100,000	21,398,539	1,507,000	286,378	24,291,917
	2024	1,100,000	24,388,514	1,507,000	214,949	27,210,463
	2023	1,100,000	10,010,679	3,000,000	9,900	14,120,579
Aidan Viggiano[4] Chief Financial Officer	2025	850,000	7,601,386	1,048,050	41,544	9,540,980
	2024	850,000	8,360,364	1,164,500	13,460	10,388,324
	2023	793,462	11,946,693	2,750,000	9,900	15,500,055

(1) The amounts reported in this column represent the aggregate grant date fair value of RSUs awarded to the named executive officers in 2023, 2024 and 2025, and PSUs awarded to the named executive officers in 2024 and 2025, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026 and the assumptions noted below. If the PSUs were instead valued based on the maximum outcome of the applicable performance conditions, the grant date fair value of the PSUs granted in this column (i) for 2024, would be as follows: Mr. Shipchandler: $27,128,782; Ms. Viggiano: $6,510,953; and (ii) for 2025, would be as follows: Mr. Shipchandler $21,789,218; Ms. Viggiano $5,314,449.

For the 2025 PSU awards, the fair value of the PSUs attributable to performance based on our relative total stockholder return was determined using a Monte Carlo simulation model using the following assumptions: (i) the expected term of 2.86 years was based on the time period from the grant date to the end of the performance period; (ii) the expected risk-free interest rate of 4.24% was based on the U.S. Treasury rates as of the grant date; and (iii) the expected volatility of 61.71% was based on the historical volatility of Twilio's Class A common stock.

(2) The amounts reported in this column for 2025 represent (i) in the case of Mr. Shipchandler, (1) 401(k) matching contributions of $11,346, (2) payments related to personal cybersecurity services, (3) payments related to home security installation and monitoring of $117,709, and (4) $138,323 for reimbursement of taxes associated with such home and cybersecurity services; and (ii) in the case of Ms. Viggiano, (1) 401(k) matching contributions, (2) payments related to personal cybersecurity services and (3) $16,717 for reimbursement of taxes associated with such cybersecurity services. Our named executive officers also utilized parking spaces provided by the Company for commuting, to which the Company is entitled under its leasing arrangement and which were provided at no additional cost to the Company.

(3) Mr. Shipchandler served as Chief Financial Officer from 2018 to 2021, Chief Operating Officer from October 27, 2021 until March 1, 2023, and President, Twilio Communications from March 1, 2023 until his appointment as Chief Executive Officer effective January 8, 2024.

(4) Ms. Viggiano served as Senior Vice President of Finance from 2021 until March 1, 2023, at which time she became our Chief Financial Officer. The amounts shown in this table for 2023 reflect an increase in Ms. Viggiano's base salary and additional equity awards issued in connection with her appointment as Chief Financial Officer in March 2023.



Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our named executive officers during 2025.

Name	Type of Award	Grant Date	Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Khozema Shipchandler	RSUs	2/18/2025	2/18/2025	—	—	—	—	—	—	62,219	—	—	7,813,462
	PSUs	2/18/2025	2/18/2025	—	—	—	46,664	93,328	186,656	—	—	—	13,585,077
	Annual Bonus	—	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—	—
Aidan Viggiano	RSUs	2/18/2025	2/18/2025	—	—	—	—	—	—	34,145	—	—	4,287,929
	PSUs	2/18/2025	2/18/2025	—	—	—	11,382	22,763	45,526	—	—	—	3,313,457
	Annual Bonus	—	—	382,500	765,000	1,147,500	—	—	—	—	—	—	—

(1) The amounts reported in this column reflect the 2025 cash bonus awards, which were granted under the Cash Bonus Plan. For a description of the 2025 cash bonus awards, including information on the threshold, target, maximum and actual award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Annual Cash Incentives—2025 Cash Bonus Awards."

(2) The amounts reported in this column reflect the 2025 Annual PSUs, which were granted under the 2016 Plan. For a description of the 2025 Annual PSUs, including information on the threshold, target, and maximum award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2025 Annual Equity Awards."

(3) The amounts reported in this column reflect the 2025 Annual RSUs, which were granted under the 2016 Plan. For a description of the 2025 Annual RSUs, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Long-Term Incentive Compensation—2025 Annual Equity Awards."

(4) The amounts reported in this column represent the aggregate grant date fair value of the RSUs and PSUs granted to the named executive officers in 2025, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026 and in footnote 1 to the "Summary Compensation Table" above. These amounts do not reflect the actual economic value that may be realized from such awards.



Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2025. Except as described below, all stock options and RSUs are subject to certain vesting acceleration provisions as provided in the applicable Executive Severance Plan, and PSUs are subject to certain vesting acceleration provisions as provided in the applicable grant agreement. See the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the impact of certain employment termination scenarios or a change in control on outstanding equity awards.

Name	Grant Date	Option Awards[1][2]				Stock Awards[1][2]			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Khozema Shipchandler	11/01/2018[5]	35,418	—	76.63	10/31/2028	—	—	—	—
	2/22/2020[5]	44,158	—	117.94	2/21/2030	—	—	—	—
	2/25/2021[5]	18,126	—	377.59	2/24/2031	—	—	—	—
	11/11/2021[5]	13,565	—	298.00	11/11/2031	—	—	—	—
	2/22/2023[6]	—	—	—	—	34,416	4,895,332	—	—
	2/20/2024[7]	—	—	—	—	69,672	9,910,145	—	—
	4/10/2024[8]	—	—	—	—	—	—	491,432	69,901,288
	2/18/2025[9]	—	—	—	—	41,479	5,899,973	—	—
	2/18/2025[10]	—	—	—	—	—	—	121,326	17,257,467
Aidan Viggiano	2/20/2020[5]	4,066	—	126.71	2/20/2030	—	—	—	—
	4/20/2021[5]	2,052	—	367.65	4/20/2031	—	—	—	—
	2/22/2023[6]	—	—	—	—	31,548	4,487,388	—	—
	3/20/2023[11]	—	—	—	—	16,600	2,361,184	—	—
	2/16/2024[7]	—	—	—	—	37,572	5,344,241	—	—
	4/10/2024[8]	—	—	—	—	—	—	117,944	16,776,355
	2/18/2025[9]	—	—	—	—	22,764	3,237,951	—	—
	2/18/2025[10]	—	—	—	—	—	—	29,592	4,209,152

(1) Equity awards were granted pursuant to our 2016 Plan.

(2) Unless otherwise described in the footnotes below, the vesting of each equity award on a vesting date is subject to the applicable named executive officer's continued employment with us through such vesting date.

(3) This column represents the fair market value of a share of our common stock on the date of the grant, as determined by the administrator of our 2016 Plan.

(4) The market values of the unvested RSUs and unearned PSUs are calculated by multiplying the number of unvested or unearned units, respectively, by the closing price of our common stock, as reported on the NYSE, of $142.24 per share on December 31, 2025.

(5) The shares subject to the stock option are fully vested.

(6) The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2023, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2023, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2023.

(7) The RSUs vest as follows: 1/16th of the RSUs vest on March 31, 2024, and 1/16th of the RSUs vest quarterly for the next 15 quarters on June 30, September 30, December 31 and March 31.

(8) The PSUs vest in a single tranche based on the achievement over a three-year performance period covering 2024 through 2026 of (i) cumulative free cash flow targets and (ii) our relative total stockholder return measured against the S&P 500 Index. Vesting of these PSUs will range between zero for below threshold performance and up to 200% of target based on levels of performance at or above threshold, subject to a limitation on overperformance in the case of negative total stockholder return. In this table, the number and market value of the PSUs reported reflects maximum performance for cumulative free cash flow and maximum performance for relative total stockholder return. The actual number of shares that will be earned is not yet determinable.

(9) The RSUs vest as follows: 1/12 of the RSUs vest on March 31, 2025, and 1/12 of the RSUs vest each quarter thereafter on June 30, September 30, December 31 and March 31 for the next 11 quarters.

(10) The PSUs vest in a single tranche based on the achievement over a three-year performance period covering 2025 through 2027 of (i) cumulative free cash flow targets and (ii) our relative total stockholder return measured against the S&P 500 Index. Vesting of these PSUs will range between zero for below threshold performance and up to 200% of target based on levels of performance at or above threshold, subject to a limitation on overperformance in the case of negative total stockholder return. In this table, the number and market value of the PSUs reported reflects target performance for cumulative free cash flow and maximum performance for relative total stockholder return. The actual number of shares that will be earned pursuant to the PSUs is not yet determinable.

(11) The RSUs vest as follows: 1/16th of the RSUs vest on August 15, 2023, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.



Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSUs and PSUs and the related value realized during 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Khozema Shipchandler	—	—	106,409	12,359,416
Aidan Viggiano	—	—	79,571	9,257,526

(1)	The aggregate value realized upon the vesting and settlement of RSUs and PSUs is based on the number of shares underlying such awards that vested multiplied by the closing price of our shares of common stock on the NYSE on the vesting date or, if the vesting date was not a trading day, the closing price on the last trading day immediately preceding such vesting date.

Employment Agreements or Offer Letters with Named Executive Officers

We have entered into employment offer letters or promotion letters with each of our named executive officers. For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our named executive officers under these arrangements, see the description below and the section titled "—Potential Payments Upon Termination or Change in Control" below.

Khozema Shipchandler

On January 7, 2024, we entered into an employment agreement with Mr. Shipchandler in connection with his employment as our Chief Executive Officer. The employment agreement provided for Mr. Shipchandler's "at-will" employment and set forth his initial annual base salary, target bonus opportunity and RSU and PSU grants, as well as his eligibility to participate in our benefit plans generally. Mr. Shipchandler is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment agreement superseded the previous employment offer letter we entered into with Mr. Shipchandler on August 22, 2018 in connection with his employment as Chief Financial Officer.

Aidan Viggiano

On February 10, 2023, we entered into a new employment offer letter with Ms. Viggiano in connection with Ms. Viggiano's appointment as our Chief Financial Officer. The employment offer letter provided for Ms. Viggiano's continued "at-will" employment and set forth her initial annual base salary and an initial stock RSU grant, which was granted in March 2023, as well as her eligibility to participate in our benefit plans generally. Ms. Viggiano is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment offer letter superseded the previous employment offer letter we entered into with Ms. Viggiano on June 21, 2019 in connection with her initial employment as Vice President of Corporate Finance.

Potential Payments Upon Termination or Change in Control

Executive Severance Plans

Our Chief Executive Officer participates in the Amended Chief Executive Officer Severance Plan and our other current named executive officer participates in the Amended Senior Executive Severance Plan (together with the Amended Chief Executive Officer Severance Plan, the "Executive Severance Plans"), as further described below. The Executive Severance Plans provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of our company. We do not provide for any severance or change in control payments or benefits in our named executive officers' employment offer letters.

The Executive Severance Plans provide that upon (i) a termination of employment by us for any reason other than for "cause" (as defined in the applicable plan), death or disability or (ii) resignation of employment for "good reason" (as defined in the applicable plan), in each case, outside of the change in control period (i.e., the period beginning three months prior to and ending 12 months after, a "change in control," as defined in the applicable plan), an eligible participant will be entitled to


receive, subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to 18 months of base salary for our Chief Executive Officer and 12 months of base salary for our other named executive officer (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year), and (ii) a monthly cash payment for up to 18 months for our Chief Executive Officer and up to 12 months for our other named executive officer equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us. In addition, upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason", in each case, outside of the change in control period, our Chief Executive Officer will be entitled to 12 months of acceleration of vesting for outstanding and unvested time-based equity awards.

The Executive Severance Plans provide that upon a (i) termination of employment by us other than due to cause, death or disability or (ii) resignation of employment for good reason, in each case, within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in our favor, (1) a lump sum cash payment equal to the sum of (A) 24 months of base salary for our Chief Executive Officer and 18 months of base salary for our other named executive officer (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year) and (B) 200% of annual target bonus for our Chief Executive Officer and 150% of annual target bonus for our other named executive officer (in each case, utilizing the higher of the annual target bonus in effect immediately prior to termination or for the preceding fiscal year), (2) a monthly cash payment for up to 24 months for our Chief Executive Officer and up to 18 months for our other named executive officer equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us, and (3) full accelerated vesting of all outstanding and unvested equity awards held by our named executive officers; provided, that the performance conditions applicable to any stock-based awards subject to performance conditions will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the severance plans in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him or her.

Other Change in Control Arrangements

Both the 2024 PSU grant agreement and the 2025 PSU grant agreement for each named executive officer provides that in the event of a Sale Event (as defined in the 2016 Plan) before the last day of the performance period, the compensation committee will, on a date prior to the closing of the Sale Event (the "Sale Event Certification Date") determine a number of shares eligible to vest ("Eligible Shares") utilizing an adjusted performance period as follows: (i) the free cash flow goal shall be calculated based on the higher of (1) the target level of performance and (2) the actual level of performance as of the Sale Event Certification Date and (ii) the relative total stockholder return portion shall be calculated based on (1) an adjusted performance period ending on the Sale Event Certification Date and (2) an ending price with respect our company equal to the price payable for a share of our common stock in connection with the Sale Event, provided that if our total stockholder return during the adjusted performance period is negative, then performance will be capped at 100%. The Eligible Shares so determined shall then vest (subject to continued employment) on December 31, 2026 or December 31, 2027, as applicable, except that in the event of a termination of employment that would otherwise entitle the executive to receive severance under the executive's applicable severance plan during the change in control period (as defined under the applicable severance plan), and subject to conditions to receiving severance under the applicable severance plan, 100% of such Eligible Shares shall instead vest on the later of the date of termination and the date of the Sale Event. All PSUs that do not vest based on such calculation shall be forfeited without payment.



The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers who were serving as named executive officers as of the end of 2025 under the Executive Severance Plans and award agreements described above, as applicable. The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of 2025 using the closing market price of our stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

Name	Payment Elements	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]
Khozema Shipchandler	Salary	1,650,000[5]	2,200,000[6]
	Equity Acceleration[3][4]	12,800,320[7]	107,450,026[8]
	Continued Benefits	34,319[9]	45,758[10]
	Annual Cash Bonus	—	2,200,000[11]
	Total	14,484,639	111,895,784
Aidan Viggiano	Salary	850,000[12]	1,275,000[13]
	Equity Acceleration[3][4]	—	36,315,251[8]
	Continued Benefits	22,879[14]	34,319[9]
	Annual Cash Bonus	—	1,147,500[15]
	Total	872,879	38,772,070

(1) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period. Assumes that in connection with the change in control, outstanding equity awards would have otherwise been assumed, substituted or continued by the successor entity.

(3) Represents the market value of the shares underlying the stock options, RSUs and PSUs as of December 31, 2025, based on the closing price of our common stock, as reported on the NYSE, of $142.24 per share on such date.

(4) See "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Other Compensation Policies and Practices—Death Equity Acceleration Policy" which discusses the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

(5) Represents 18 months of our Chief Executive Officer's 2025 annual base salary.

(6) Represents 24 months of our Chief Executive Officer's 2025 annual base salary.

(7) Represents 12 months of accelerated vesting for outstanding and unvested time-based equity awards.

(8) Represents (i) acceleration of vesting of 100% of the total number of shares underlying outstanding and unvested time-based equity awards, (ii) vesting of the 2024 PSUs based on maximum performance for cumulative free cash flow and maximum performance for relative total stockholder return and (iii) vesting of the 2025 PSUs based on target performance for cumulative free cash flow and performance between target and maximum for relative stockholder return.

(9) Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination.

(10) Represents 24 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination.

(11) Represents payment of our Chief Executive Officer's 2025 annual cash bonus at 200% of target.

(12) Represents 12 months of the named executive officer's 2025 annual base salary as in effect immediately prior to termination.

(13) Represents 18 months of the named executive officer's 2025 annual base salary as in effect immediately prior to termination.

(14) Represents 12 months of our contribution toward health insurance, based on our actual costs to provide health insurance to the named executive officer immediately prior to termination.

(15) Represents payment of the named executive officer's 2025 annual cash bonus at 150% of target.



CEO Pay Ratio

Pursuant to SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer and the annual total compensation of our employees (other than our Chief Executive Officer) for our last completed fiscal year, which ended December 31, 2025:

- the annual total compensation of our median employee was $188,714; and

- the annual total compensation of our Chief Executive Officer as reported in the "Total Compensation" column in the "Summary Compensation Table" included in this proxy statement was $24,291,917.

Based on this information, for 2025, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 129:1. We calculated the annual total compensation for the median employee using the same methodology we used for our named executive officers in our Summary Compensation Table to yield the median annual total compensation disclosed above.

We elected to identify a new median employee as of December 31, 2025. To identify the median employee for fiscal 2025, we reviewed total direct compensation based on our consistently applied compensation measure, which we calculated as actual salary paid to our employees for 2025, annual cash bonus, performance-based cash awards or sales commission paid to our employees in 2025, and the grant date fair value of equity awards granted to our employees in 2025. We used December 31, 2025 to determine our employee population. In determining this population, we included all worldwide full-time and part-time employees other than our Chief Executive Officer. For employees paid in other than U.S. dollars, we converted their compensation to U.S. dollars using the exchange rates used by us for various purposes in effect on December 31, 2025 and did not make any cost-of-living adjustments to such compensation. We did not annualize total direct compensation for employees employed by us for less than the full fiscal year. Using our consistently applied compensation measure, we identified a median employee who is a full-time U.S.-based salaried employee.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. We believe our methodologies are reasonable and best reflect how we view these metrics. However, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.



Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our company. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis." In the tables below, Mr. Lawson is referred to as "PEO 1" and Mr. Shipchandler is referred to as "PEO 2".

In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO 1[1]	Compensation Actually Paid to PEO 1[2]	Summary Compensation Table Total for PEO 2[3]	Compensation Actually Paid to PEO 2[4]	Average Summary Compensation Table Total for Non-PEO NEOs[5]	Average Compensation Actually Paid to Non-PEO NEOs[6]	Total Shareholder Return[7]	Peer Group Total Shareholder Return[8]	Net Income (Loss) (millions)[9]	Non-GAAP Income (Loss) from Operations (millions)[10]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2025	—	—	$24,291,917	$52,307,548	$ 9,540,980	$18,913,552	$42	$258	$ 34	$ 924
2024	$ 9,425,577	$ 3,248,458	$27,210,463	$65,586,042	$ 7,821,682	$17,386,888	$32	$208	($ 109)	$714.4
2023	$ 76,859	$ 2,493,698	—	—	$12,689,130	$16,376,998	$22	$152	($1,015)	$533.0
2022	$49,377,469	($19,994,765)	—	—	$29,982,991	($ 1,557,065)	$14	$ 97	($1,256)	($ 4.5)
2021	$14,625,745	($ 7,753,781)	—	—	$14,523,754	($ 2,409,804)	$78	$135	($ 950)	$ 2.5

(1) Jeff Lawson served as our PEO during 2024 until January 8, 2024, and for the entirety of 2023, 2022, and 2021. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Lawson for each corresponding year in the "Total" column of the Summary Compensation Table for the applicable year.

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Lawson, as computed in accordance with Item 402(v) of Regulation S-K. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Lawson during the applicable year. Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO 1" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see the proxy statement filed with the SEC on April 26, 2024, and on April 25, 2025, for the adjustments made to Mr. Lawson's total compensation for each of 2021, 2022, 2023, and 2024.

(3) Khozema Shipchandler served as our CEO during 2025 and 2024, commencing on January 8, 2024. The dollar amount reported in column (d) is the amount of total compensation reported for Mr. Shipchandler for the corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

(4) The dollar amounts reported in column (e) represent the amount of "compensation actually paid" to Mr. Shipchandler, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Shipchandler during the applicable year. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Shipchandler's total compensation for 2025 to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO 2	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO 2
2025	$24,291,917	($21,398,539)	$49,414,170	$52,307,548

Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO 2" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see the proxy statement filed with the SEC on April 25, 2025, for the adjustments made to Mr. Shipchandler's total compensation for 2024.

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for 2025.


(b) The equity award adjustments for 2025 include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in 2025 that are outstanding and unvested as of the end of 2025; (ii) the amount of change as of the end of 2025 (from the end of 2024) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of 2025; (iii) for awards that are granted and vest in 2025, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in 2025, the amount equal to the change as of the vesting date (from the end of 2024) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during 2025, a deduction for the amount equal to the fair value at the end of 2024; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in 2025 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for 2025. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$25,085,686	$21,225,176	$2,408,951	$694,356	—	—	$49,414,170

Note that due to rounding, the number shown in the "Total Equity Award Adjustments" column may not match the exact number obtained by adding the numbers in the columns above.

(5) The dollar amounts reported in column (f) represent the average of the amounts reported for our NEOs as a group (other than Mr. Shipchandler) in the "Total" column of the Summary Compensation Table in each applicable year. Our NEOs included in this calculation for each year are:

- 2025 – Aidan Viggiano
- 2024 – Aidan Viggiano and Dana Wagner
- 2023 – Khozema Shipchandler, Elena Donio, Aidan Viggiano and Dana Wagner
- 2022 – Khozema Shipchandler, Elena Donio, Eyal Manor and Dana Wagner
- 2021 – Khozema Shipchandler, Eyal Manor, Marc Boroditsky, Dana Wagner, George Hu and Chee Chew

(6) The dollar amounts reported in column (g) represent the average amount of "compensation actually paid" to the NEOs as a group (other than Mr. Shipchandler), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (other than Mr. Shipchandler) during the applicable year. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (other than Mr. Shipchandler) for 2025 to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2025	$9,540,980	($7,601,386)	$16,973,958	$18,913,552

Note that due to rounding, the number shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see the proxy statement filed with the SEC on April 26, 2024, and on April 25, 2025, for the adjustments made to the NEOs as a group (other than Mr. Shipchandler) total compensation for each of 2021, 2022, 2023 and 2024.

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2025	$7,917,413	$7,168,898	$1,321,911	$565,735	—	—	$16,973,958

Note that due to rounding, the number shown in the "Total Average Equity Award Adjustments" column may not match the exact number obtained by adding the numbers in the columns above. Please see the proxy statement filed with the SEC on April 26, 2024, and on April 25, 2025, for the equity award adjustments for each of 2021, 2022, 2023, and 2024.

(7) TSR is determined based on the value of an initial fixed investment of $100 in our Class A common stock on December 31, 2020, assuming the reinvestment of any dividends.



(8)   The peer group used for this purpose is the following published industry index: S&P 500 Information Technology Index, which is an industry index reported in our most recent Annual Report on Form 10-K.

(9)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(10)   Non-GAAP income (loss) from operations is a non-GAAP financial measure. See Appendix C for non-GAAP definitions and reconciliations. While we use numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that non-GAAP income from operations is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

Financial Performance Measures

The following table sets forth an unranked list of the most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance.

- Non-GAAP income from operations

- Organic revenue growth

- Free cash flow

Non-GAAP income from operations, organic revenue growth and free cash flow are non-GAAP financial measures. See Appendix C for more information.

Relationship between Compensation Actually Paid presented in the Pay versus Performance Table and Other Table Elements

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

For purposes of the Pay versus Performance disclosure, we measure our TSR performance against the industry-focused index disclosed in the stock performance graph of our Annual Report on Form 10-K. The comparison assumes $100 was invested in our Class A common stock and in the S&P 500 Information Technology Index for the period starting December 31, 2020 and was held through the end of each year listed in the first table set forth above. All dollar values assume reinvestment of dividends paid by companies, where applicable, included in the S&P 500 Information Technology Index. Historical stock performance is not necessarily indicative of future stock performance.




Compensation Actually Paid vs. TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Non-GAAP Income from Operations





Equity Compensation Plan Information

The following table provides information as of December 31, 2025 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. We will not grant equity awards in the future under any of the equity compensation plans not approved by stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[1]	14,514,616[2]	$105.53[3]	39,380,907[4]
Equity compensation plans not approved by stockholders[5]	51,481	$ 39.22	—
Total	14,566,097	$101.75	39,380,907

(1) Includes the following plans: our 2008 Plan, 2016 Plan, and our ESPP. We no longer make grants subject to our 2008 Plan.

(2) Consists of stock options, RSUs, PSUs and DSUs. The number of PSUs included in this amount reflects the number of shares that would be earned assuming 100% of target level performance.

(3) Excludes shares issuable upon vesting of outstanding RSUs, PSUs and DSUs as of December 31, 2025, since they have no exercise price.

(4) As of December 31, 2025, a total of 28,543,969 shares of our common stock were reserved for issuance pursuant to the 2016 Plan. This number includes 3,783,548 shares of our common stock reserved and available for issuance under the SendGrid 2017 Plan that we assumed, which were approved by the stockholders of SendGrid, but not by a separate vote of our stockholders; such shares became available for issuance under our 2016 Plan, but awards using such shares may not be granted to individuals who were employed, immediately prior to the acquisition, by us or our subsidiaries. The 2016 Plan provides that the number of shares reserved and available for issuance under the 2016 Plan will automatically increase each January 1, beginning on January 1, 2017, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. As of December 31, 2025, a total of 10,836,938 shares of our common stock were available for future issuance pursuant to the ESPP, including shares of our common stock subject to purchase during the current purchase period as of such date, which commenced on November 17, 2025 (the exact number of which will not be known until the purchase date on May 15, 2026). The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee.

(5) Includes shares of our common stock to be issued upon outstanding stock option and RSU awards under the following plans, which awards were assumed in connection with our acquisitions of SendGrid, Segment.io, Inc. ("Segment") and Zipwhip Inc. ("Zipwhip"): SendGrid's Amended and Restated 2012 Equity Incentive Plan and Amended and Restated 2017 Equity Incentive Plan; Segment's Fifth Amended and Restated 2013 Stock Option and Grant Plan; and Zipwhip's 2018 Equity Incentive Plan. No further grants may be made under any of these plans.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information available to us with respect to the beneficial ownership of our capital stock as of March 31, 2026, for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of percentage ownership of our common stock on 152,105,999 shares of our common stock outstanding on March 31, 2026. We have deemed shares of our capital stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2026 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We have deemed shares of our capital stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of March 31, 2026 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person. Shares underlying DSUs are not included as beneficially owned.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	#	%
Named Executive Officers and Directors:		
Khozema Shipchandler[1]	175,196	*
Aidan Viggiano[2]	23,901	*
Charles Bell	—	*
Donna Dubinsky[3]	5,388	*
Jeff Epstein[4]	26,484	*
Jeffrey Immelt[5]	34,114	*
Deval Patrick	2,058	*
Douglas Robinson	—	*
Erika Rottenberg[6]	35,609	*
Andrew Stafman[7]	6,857	*
Miyuki Suzuki	14,018	*



	Shares of Common Stock Beneficially Owned	
Name of Beneficial Owner	#	%
All current directors and executive officers as a group (11 persons)[8]	323,625	*
5% Stockholders:		
BlackRock, Inc.[9]	16,455,770	10.8
FMR LLC[10]	10,672,418	7.0
JPMORGAN CHASE & CO.[11]	9,152,777	6.0
The Vanguard Group[12]	18,003,927	11.8

* Represents less than 1%.

(1) Consists of (i) 63,929 shares of Class A common stock held by Mr. Shipchandler, and (ii) 111,267 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2026.

(2) Consists of (i) 15,017 shares of Class A common stock held by Ms. Viggiano, (ii) 6,118 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2026, and (iii) 2,766 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2026.

(3) Consists of 5,388 shares of Class A Common stock held by Ms. Dubinsky, as trustee of the Shustek-Dubinsky Family Trust.

(4) Consists of 26,484 shares of Class A common stock held by Mr. Epstein, as trustee of the Epstein Family Revocable Trust.

(5) Consists of (i) 703 shares of Class A common stock held by Mr. Immelt and (ii) 33,411 shares of Class A common stock held by Mr. Immelt as trustee of the Jeffrey R. Immelt February 2026 Twilio GRAT, dated March 4, 2026.

(6) Consists of 35,609 shares of Class A common stock held of record by Ms. Rottenberg, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016.

(7) Consists of 6,857 shares of Class A common stock held by Mr. Stafman. Pursuant to an arrangement between Mr. Stafman and Sachem Head Capital Management LP ("Sachem Head"), upon receipt of such shares, Mr. Stafman granted all right, title, interest, claims, and any other ownership interests in such shares to Sachem Head for no consideration. Uncas GP LLC ("SH Management") is the sole general partner of Sachem Head, and Scott D. Ferguson is the managing partner of Sachem Head. Each of Mr. Stafman, Sachem Head, SH Management, and Mr. Ferguson may be deemed to share voting and investment control over such shares.

(8) Consists of (i) 203,474 shares of Class A common stock, (ii) 117,385 shares of Class A common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2026, and (iii) 2,766 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2026.

(9) Based on information reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on September 4, 2025. Of the shares of Class A common stock beneficially owned, Blackrock, Inc. reported that it has sole dispositive power with respect to 16,455,770 shares and sole voting power with respect to 15,253,719 shares. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, New York 10001.

(10) Based on information reported by FMR LLC on Schedule 13G/A filed with the SEC on February 5, 2026. Of the shares of Class A common stock beneficially owned, FMR LLC reported that it has sole voting power with respect to 9,997,030.12 shares and sole dispositive power with respect to 10,672,418.12 shares. FMR LLC listed its address as 245 Summer Street, Boston, MA 02210.

(11) Based on information reported by JPMORGAN CHASE & CO. on Schedule 13G/A filed with the SEC on January 23, 2026. Of the shares of Class A common stock beneficially owned, JPMORGAN CHASE & CO. reported that it has sole voting power with respect to 7,061,018 shares, sole dispositive power with respect to 9,143,961 shares, shared voting power with respect to 12,698 shares and shared dispositive power with respect to 8,631 shares. JPMORGAN CHASE & CO. listed its address as 270 Park Avenue, New York, NY 10017.

(12) Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on May 10, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that it has sole dispositive power with respect to 17,609,430 shares, shared dispositive power with respect to 394,497 shares and shared voting power with respect to 115,113 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group subsequently reported on Schedule 13G/A filed with the SEC on March 27, 2026 that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Company securities beneficially owned by various Vanguard subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, will report beneficial ownership separately (on a disaggregated basis).



Procedural Matters

Questions and Answers About the Proxy Materials and Our Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You will be voting on:

- the election of Charles Bell, Jeffrey Immelt, Douglas Robinson and Erika Rottenberg to serve as directors until the next annual meeting of stockholders and until their successors are duly elected and qualified;

- the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- the ratification, on a non-binding advisory basis, of the compensation of our named executive officers;

- the approval of the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan;

- the approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan; and

- such other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of Charles Bell, Jeffrey Immelt, Douglas Robinson and Erika Rottenberg as directors;

- "**FOR**" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers;

- "**FOR**" the approval of the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan; and

- "**FOR**" the approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan.

Who is entitled to vote?

Our only voting securities outstanding are shares of our Class A common stock, which we also refer to in this proxy statement as our "common stock". On June 28, 2023, each share of our Class B common stock then outstanding automatically converted into one share of our Class A common stock pursuant to the terms of our certificate of incorporation. Following such conversion, no additional shares of Class B common stock have been or will be issued. Holders of our Class A common stock as of the close of business on April 17, 2026, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 151,773,860 shares of our Class A common stock outstanding. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote by internet at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to


attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1*: Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. "Plurality" means that the nominees who receive the largest number of "For" votes cast are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a "Withhold" vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- *Proposal No. 2*: The approval of the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. This proposal is a "routine" matter under NYSE rules. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, bank, or other agent that holds your shares, your broker, bank, or other agent has discretionary authority to vote your shares on this proposal.

- *Proposal No. 3*: The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors, our compensation committee, or the Company. The board of directors and our compensation committee will consider the outcome of the vote when determining the compensation of our named executive officers.

- *Proposal No. 4*: The approval of the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal No. 5*: The approval of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our bylaws and Delaware law. The presence, virtually or by proxy, of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withheld votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.



How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 8:59 p.m. Pacific Time on June 15, 2026 (have your Notice or proxy card in hand when you visit the website);

- by telephone at 1-800-690-6903, until 8:59 p.m. Pacific Time on June 15, 2026 (have your Notice or proxy card in hand when you call);

- by completing and returning your proxy card by mail prior to 8:59 p.m. Pacific Time on June 15, 2026 (if you received printed proxy materials); or

- by internet during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TWLO2026 (have your Notice or proxy card in hand when you visit the website).

If you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by internet or telephone. However, the availability of internet and telephone voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares by internet at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Twilio Inc., in writing, at 101 Spear Street, Fifth Floor, San Francisco, California 94105; or

- attending and voting by internet at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

We encourage stockholders to reach out to us by email at legalnotices@twilio.com instead of physical mail to help ensure prompt receipt of any communications related to voting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

Why is Twilio holding the meeting virtually?

We have designed the format of our Annual Meeting to provide stockholders with the same rights and opportunities to vote and participate as they would have at a physical meeting and to provide a consistent experience to all stockholders regardless of location. We are leveraging technology to hold a virtual Annual Meeting that expands convenient access to, and enables participation by, stockholders from any location around the world. We believe the virtual format encourages attendance and participation by a broader group of stockholders, while also reducing the costs and environmental impact associated with an in-person meeting. You will be able to vote and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2026. Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2026 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.


Can I ask a question at the Annual Meeting?

Stockholders of record will be able to submit questions during the virtual meeting (at www.virtualshareholdermeeting.com/TWLO2026). Subject to time constraints, we will answer questions that comply with our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2026 on the date of the Annual Meeting. For example, questions related to personal grievances or that are not pertinent to Annual Meeting matters will not be addressed during the meeting.

What do I need to be able to attend the Annual Meeting online?

We will be hosting our Annual Meeting via live audio webcast only. If you are a stockholder as of the record date of April 17, 2026 and wish to virtually attend the Annual Meeting, you will need the 16-digit control number located on your Notice of Internet Availability of Proxy Materials or on your proxy card (if you receive a printed copy of the proxy materials). If you are a street name stockholder, you may not vote your shares of our common stock by internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Instructions on how to participate in the Annual Meeting are also posted online at www.proxyvote.com. The webcast will start at 9:00 a.m. Pacific Time on June 16, 2026. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m. Pacific Time on June 16, 2026, and you should allow ample time for the check-in procedures.

Where can I get technical assistance if I am having trouble accessing the meeting or during the meeting?

If you have difficulty accessing the meeting or during the meeting, please refer to the technical support telephone number posted on the virtual meeting website login page.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Khozema Shipchandler, our Chief Executive Officer and Director, and Juliana Chen, Vice President, Corporate Legal and Corporate Secretary, have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the date of the adjourned meeting as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 28, 2026 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

We have hired Innisfree M&A Incorporated ("Innisfree") to assist us in the solicitation of votes described above. We will pay Innisfree a base fee of $40,000 plus customary costs and expenses for these services. We have agreed to indemnify Innisfree against certain liabilities arising out of or in connection with these services.



How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Your broker will not have discretion to vote your shares on any other proposals, which are "non-routine" matters, absent direction from you; these unvoted shares are counted as "broker non-votes." Proposals 1, 3, 4, and 5 are considered to be "non-routine" under NYSE rules and we therefore expect broker non-votes to exist in connection with those proposals. Proposal 2 is a "routine" matter and therefore broker non-votes are not expected to exist in connection with this proposal.

Is there a list of registered stockholders entitled to vote at the Annual Meeting?

A list of our stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder of record for any purpose germane to the meeting during the 10-day period immediately prior to the date of the Annual Meeting. For access to the stockholder list, please contact us at legalnotices@twilio.com.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder of record is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact Broadridge Financial Solutions, Inc.:

- by internet at www.proxyvote.com;

- by telephone at 1-800-579-1639; or

- by email at sendmaterial@proxyvote.com.

Street name stockholders may contact their broker, bank or other nominee to request information about householding.


What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 29, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be sent by one of the following two methods:

Via email only: legalnotices@twilio.com
Via mail with a copy via email:
Twilio Inc.
Attention: Corporate Secretary
101 Spear Street, Fifth Floor
San Francisco, California 94105
With a copy to legalnotices@twilio.com

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) brought pursuant to our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors or (iii) properly brought before such annual meeting by a stockholder of record entitled to notice of and to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary and who is a stockholder of record at the time of giving such notice and the time of such annual meeting, and which notice must contain the information specified in our bylaws. To be timely for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices via one of the methods above:

- not earlier than 8:00 a.m., Pacific Time, on February 12, 2027; and

- not later than 5:00 p.m., Pacific Time, on March 14, 2027.

We encourage stockholders to email any such notice to us at legalnotices@twilio.com to help ensure prompt receipt.

In the event that we hold the 2027 annual meeting of stockholders more than 30 days before or more than 30 days after the one-year anniversary of the Annual Meeting, then, for notice by the stockholder to be timely, it must be received by the Corporate Secretary not earlier than 8:00 a.m., Pacific Time, on the 120th day prior to such annual meeting and not later than 5:00 p.m., Pacific Time, on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear (or a qualified representative of such stockholder does not appear) to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Chief Legal Officer at the address set forth above. We encourage stockholders to email any such recommendations to us at legalnotices@twilio.com to help ensure prompt receipt. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.


If a stockholder who has notified us of his, her or its intention to nominate a director at an annual meeting of stockholders does not appear to present his, her or its nomination at such annual meeting, we are not required to present the nomination for a vote at such annual meeting.

Availability of Bylaws

A copy of our bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. We encourage you to email any such inquiry to us at legalnotices@twilio.com to help ensure prompt receipt.



Certain Relationships and Related Party Transactions

Aside from the compensation arrangements discussed in the section titled "Executive Compensation," including employment, termination of employment and change in control arrangements, since the beginning of our last fiscal year, we have not entered into any transactions, nor are there any currently proposed transactions, in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers, nominees for director, or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

As set forth in our audit committee charter, our audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which, as set forth in our Related Person Transaction Policy, are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our Related Person Transaction Policy, which sets forth guidelines regarding transactions between us and related persons, provides that a related person is defined as (i) any person who is, or at any time since the beginning of our last fiscal year was, a director, executive officer, or nominee for director, (ii) a security holder known to us to beneficially own more than 5% of our common stock, and (iii) any immediate family members of those described in (i) and (ii). Our audit committee charter provides that our audit committee shall review and oversee all transactions between our company and any related person, and that approval by the audit committee is required for any related person transaction, in accordance with the terms of our Related Person Transaction Policy.

Under this policy, our audit committee will review the relevant facts and circumstances of all related party transactions and either approve, ratify or disapprove of the entry into the transaction. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party, the extent of the related person's interest in the transaction, whether there are business reasons to enter into the transaction, whether the transaction would impair the independence of an outside director, and whether the transaction would present an improper conflict of interest for any director or executive officer. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements involving directors and executive officers that are required to be reported in our Annual Report on Form 10-K or proxy statement and, with respect to executive officer compensation, satisfy other criteria, including having been approved by our compensation committee or board of directors; (ii) certain transactions where the relationship between us and the related person arises only from the related person's position as a director (or, in the case of a partnership, as a limited partner) of, and/or having holdings of less than 10% of, such entity; (iii) transactions where a related party's interest arises solely from the ownership of our stock and all holders of our stock received the same benefit on a pro rata basis; and (iv) any indemnification or advancement of expense made pursuant to our certificate of incorporation or bylaws or any agreement.



Other Matters

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our executive officers and directors and persons who own more than 10% of our common stock ("Reporting Persons") file reports of ownership and changes of ownership with the SEC.

Based solely on our review of such forms received, and written representations of the Reporting Persons, we have determined that during 2025, no Reporting Persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act, except that the Company inadvertently failed to timely file a Form 4 on behalf of Mr. Shipchandler and a Form 4 on behalf of Ms. Viggiano, each to report the sales of shares executed under 10b5-1 trading plans, which Form 4s were filed on May 16, 2025.

2025 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2025 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at https://investors.twilio.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. We encourage you to email any such request to us at IR@twilio.com to help ensure prompt receipt.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "aim," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement include, but are not limited to, statements about: our future financial performance, including our expected financial results, objectives and goals and our ability to drive stockholder value; our anticipated strategies and business plans and our ability to execute on them; our expectations regarding our compensation programs and their effects on executive performance; our expectations and commitments regarding stock-based compensation and equity usage; our expectations regarding the impact if our proposed equity plan amendments fail; our expectations regarding share repurchases; our ability to increase customer value and reduce customer acquisition costs; ongoing stockholder dialogue; and our corporate governance efforts. The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent filings with the SEC. We undertake no obligation to update or review any forward-looking statements made in this proxy statement, except as required by law.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
April 28, 2026



APPENDIX A
Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan

SECTION 1.   GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan (the "*Plan*"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Twilio Inc. (the "*Company*") and its Subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its businesses to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby incentivizing their future efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

"*Act*" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"*Administrator*" means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

"*Award*" or "*Awards,*" except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights.

"*Award Certificate*" means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

"*Board*" means the Board of Directors of the Company.

"*Cash-Based Award*" means an Award entitling the recipient to receive a cash-denominated payment.

"*Code*" means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

"*Consultant*" means any natural person that provides bona fide services to the Company or a Subsidiary, and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

"*Dividend Equivalent Right*" means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

"*Effective Date*" means the date on which the Plan becomes effective as set forth in Section 20.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"*Fair Market Value*" of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is admitted to quotation on the New York Stock Exchange or another national securities exchange, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

"*Incentive Stock Option*" means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

"*Non-Employee Director*" means a member of the Board who is not also an employee of the Company or any Subsidiary.



"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Option" or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 5.

"Performance Share Award" means an Award entitling the recipient to acquire shares of Stock upon the attainment of specified performance goals.

"Restricted Shares" means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company's right of repurchase.

"Restricted Stock Award" means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Restricted Stock Units" means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

"Sale Event" shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity; (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company's outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction; (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert; or (iv) any other transaction in which the owners of the Company's outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

"Sale Price" means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

"Section 409A" means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

"Stock" means the Class A common stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

"Stock Appreciation Right" means an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

"Subsidiary" means any corporation or other entity (other than the Company) in which the Company has at least a 50% interest, either directly or indirectly.

"Ten Percent Owner" means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

"Unrestricted Stock Award" means an Award of shares of Stock free of any restrictions.

SECTION 2.   ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)   Administration of Plan. The Plan shall be administered by the Administrator.

(b)   Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)   to select the individuals to whom Awards may from time to time be granted;

(ii)   to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, Performance Share Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)   to determine the number of shares of Stock to be covered by any Award;


(iv)   to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v)   to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)   subject to the provisions of Section 5(c), to extend at any time the period in which Stock Options may be exercised; and

(vii)   at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)   Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to the Chief Executive Officer and/or any other officer or a committee comprised of one or more officers of the Company, all or part of the Administrator's authority and duties with respect to the granting of Awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d)   Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)   Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's articles or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)   Non-U.S. Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

(g)   Exchange Programs. Except as provided in Section 3(c) or 3(d) hereof, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, effect a repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards or effect cash buyouts of underwater Stock Options or Stock Appreciation Rights.


SECTION 3.   STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)   <u>Stock Issuable</u>. As of the Effective Date, the maximum number of shares of Stock reserved and available for issuance under the Plan shall be 10,500,000 shares (the "*Initial Limit*"). The maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit. For purposes of the Initial Limit, the shares of Stock underlying any Awards under the Plan (including, for the avoidance of doubt, any Awards that were granted under the pre-existing version of the Plan prior to the Effective Date), that are forfeited, canceled, reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan. With respect to Stock Appreciation Rights under the Plan settled in shares of Stock, all of the shares of Stock covered by the portion of the Award that is exercised (that is, the shares of Stock actually issued pursuant to a Stock Appreciation Right, as well as the shares of Stock that represent payment of the exercise price) shall cease to be available for issuance under the Plan. Shares of Stock used (i) to pay the exercise price or purchase of an Award under the Plan or (ii) to satisfy the tax withholding obligations related to an Award under the Plan shall not be added back to the shares of Stock available for issuance under the Plan. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b)   <u>Maximum Awards to Non-Employee Directors</u>. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year shall not exceed $750,000; provided, however, that the aggregate amount of compensation paid to any Non-Employee Director in the same calendar year period during their first year of service to the Company shall not exceed $1,000,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(c)   <u>Changes in Stock</u>. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d)   <u>Mergers and Other Transactions</u>. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In the event of such termination, except as may be otherwise provided in the relevant Award Certificate, all Options and Stock Appreciation Rights with time-based vesting, conditions or restrictions that are not vested and/or exercisable immediately


prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator's discretion or to the extent specified in the relevant Award Certificate. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

SECTION 4.   ELIGIBILITY

Grantees under the Plan will be such full or part-time officers and other employees, Non-Employee Directors and Consultants of the Company and its Subsidiaries as are selected from time to time by the Administrator in its sole discretion.

SECTION 5.   STOCK OPTIONS

(a)   Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

(b)   Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the option price of such Incentive Stock Option shall be not less than 110% of the Fair Market Value on the grant date.

(c)   Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)   Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)   Method of Exercise. Stock Options may be exercised, in whole or in part, by giving written or electronic notice of exercise to the Company specifying the number of shares of Stock to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Option Award Certificate:

(i)   In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)   Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan or applicable laws. Such surrendered shares shall be valued at Fair Market Value on the exercise date;


(iii)　By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price, subject to applicable law; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)　With respect to Stock Options that are not Incentive Stock Options, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in their stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Option Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, subject to applicable law, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)　Annual Limit on Incentive Stock Options. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.　STOCK APPRECIATION RIGHTS

(a)　Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)　Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Stock on the date of grant.

(c)　Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)　Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined from time to time by the Administrator. The term of a Stock Appreciation Right may not exceed ten years.

SECTION 7.　RESTRICTED STOCK AWARDS

(a)　Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

(b)　Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that (i) dividends and other distributions payable with respect to Restricted Shares shall accrue and shall not be paid to the grantee until and to the extent the Restricted Shares vest, and (ii) if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid


by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 17 below, in writing after the Award is issued, or as otherwise provided by the Company, if a grantee's employment (or other service relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other service relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested."

SECTION 8. RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c) Rights as a Stockholder. A grantee shall have the rights of a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying their Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.



(d)   Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 17 below, in writing after the Award is issued, or as otherwise provided by the Company, a grantee's right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.   UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.   CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.   PERFORMANCE SHARE AWARDS

(a)   Nature of Performance Share Awards. The Administrator may grant Performance Share Awards under the Plan. A Performance Share Award is an Award entitling the grantee to receive shares of Stock upon the attainment of performance goals. The Administrator shall determine whether and to whom Performance Share Awards shall be granted, the performance goals, the periods during which performance is to be measured and such other limitations and conditions as the Administrator shall determine.

(b)   Rights as a Stockholder. A grantee receiving a Performance Share Award shall have the rights of a stockholder only as to shares of Stock actually received by the grantee under the Plan and not with respect to shares subject to the Award but not actually received by the grantee. A grantee shall be entitled to receive shares of Stock under a Performance Share Award only upon satisfaction of all conditions specified in the Performance Share Award Certificate (or in a performance plan adopted by the Administrator).

(c)   Termination. Except as may otherwise be provided by the Administrator either in the Award agreement or, subject to Section 17 below, in writing after the Award is issued, or as otherwise provided by the Company, a grantee's rights in all Performance Share Awards shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 12.   DIVIDEND EQUIVALENT RIGHTS

(a)   Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or Performance Share Award or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units or Performance Share Award shall provide that such Dividend Equivalent Right shall not be paid before the underlying shares subject to the Award vest and shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.



(b)　Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 17 below, in writing after the Award is issued, or as otherwise provided by the Company, a grantee's rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee's termination of employment (or cessation of service relationship) with the Company and its Subsidiaries for any reason.

SECTION 13.　TRANSFERABILITY OF AWARDS

(a)　Transferability. Except as provided in Section 13(b) below, during a grantee's lifetime, their Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)　Administrator Action. Notwithstanding Section 13(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer their Non-Qualified Stock Options to their immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c)　Family Member. For purposes of Section 13(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant or employee of the grantee), a trust in which these persons (or the grantee) have more than 50% of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50% of the voting interests.

(d)　Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

SECTION 14.　TAX WITHHOLDING

(a)　Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, any federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee and/or to direct that the proceeds from a sale of Stock on behalf of a grantee be paid over to the Company to satisfy any such tax withholding obligations. The Company's obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b)　Payment in Stock. The Company may require to have the Company's minimum required tax withholding obligation (or such greater amount as the Company may determine if such amount would not have adverse accounting consequences to the Company, as the Company determines in its sole discretion) satisfied, in whole or in part, by authorizing the Company to withhold from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the Participants.

SECTION 15.　SECTION 409A AWARDS


To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "*409A Award*"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any such Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 16.   TERMINATION OF EMPLOYMENT, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)   If the grantee's employer ceases to be a Subsidiary, the grantee shall be deemed to have terminated employment for purposes of the Plan.

(b)   For purposes of the Plan, and except as provided otherwise by the Company, the following events shall not be deemed a termination of employment:

(i)   a transfer to the employment of the Company from a Subsidiary or from the Company to a Subsidiary, or from one Subsidiary to another; or

(ii)   an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 17.   AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall adversely affect rights under any outstanding Award without the holder's consent and such action shall be subject to Section 2(g) hereof. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by the Company stockholders entitled to vote at a meeting of stockholders. Nothing in this Section 17 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 18.   STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 19.   GENERAL PROVISIONS

(a)   No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)   Delivery of Stock Certificates. Stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and



until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. All Stock certificates delivered pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)   Stockholder Rights. Until Stock is deemed delivered in accordance with Section 19(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award. For purposes of clarification, dividends and other distributions payable with respect to shares of Stock subject to Awards shall not be paid before the underlying shares vest.

(d)   Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment, or any other service provider the right to continued service, with the Company or any Subsidiary.

(e)   Trading Policy Restrictions. Awards under the Plan, including option exercises, shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f)   Clawback Policy. Awards under the Plan shall be subject to any applicable clawback policy of the Company, as in effect from time to time.

SECTION 20.   EFFECTIVE DATE OF PLAN

This Plan was approved by the Board as of the date set forth above. This Plan shall become effective upon its approval by the Company's stockholders at the Company's 2026 Annual Meeting of Stockholders (the "*Effective Date*"). Such stockholder approval will be obtained in the manner and to the degree required under applicable law. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 21.   GOVERNING LAW

This Plan and all Awards and actions taken hereunder shall be governed by, and construed in accordance with, the laws of the State of California, applied without regard to conflict of law principles.

(Intentionally Left Blank)



APPENDIX B
Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan

The purpose of the Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan (the "Plan") is to provide eligible employees of Twilio Inc. (the "Company") and each Designated Company (as defined in Section 11) with opportunities to purchase shares of the Company's Class A common stock, par value $0.001 per share (the "Common Stock"). 4,000,000 shares of Common Stock in the aggregate have been approved and reserved for this purpose.

The Plan includes two components: a Code Section 423 Component (the "423 Component") and a non-Code Section 423 Component (the "Non-423 Component"). It is intended for the 423 Component to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and the 423 Component shall be interpreted in accordance with that intent (although the Company makes no undertaking or representation to maintain such qualification). In addition, this Plan authorizes the grant of options under the Non-423 Component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

    1.   Administration. The Plan will be administered by the person or persons (the "Administrator") appointed by the Company's Board of Directors (the "Board") for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, subplans, guidelines and practices for the administration and operation of the Plan and for its own acts and proceedings as it shall deem advisable, including to accommodate the specific requirements of local laws, regulations and procedures for jurisdictions outside of the United States; (ii) interpret the terms and provisions of the Plan (including related written instruments); (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

    2.   Offerings. The Company will make one or more offerings to eligible employees to purchase Common Stock under the Plan ("Offerings"). Unless otherwise determined by the Administrator, the initial Offering under the Plan will begin on November 16, 2026 and will end on the following May 15th. Thereafter, unless otherwise determined by the Administrator, an Offering will begin on the first business day occurring after each May 15th and November 15th and will end on the last business day occurring on or before the following November 15th and May 15th, respectively. The Administrator may, in its discretion, designate a different period for any Offering, provided that no Offering shall exceed 27 months in duration.

    3.   Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan, provided that as of the first day of the applicable Offering (the "Offering Date") they are customarily employed by the Company or a Designated Company for more than 20 hours a week, unless the exclusion of employees who do not meet this requirement is not permissible under applicable law. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company's or applicable Designated Company's payroll system are not considered to be eligible employees of the Company or any Designated Company and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation (unless otherwise determined by the Administrator in its discretion). Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company's or Designated Company's payroll system to become eligible to participate in a plan which is equivalent to this Plan is through the adoption of a subplan, which specifically renders such individuals eligible to participate therein.



4.   Participation.

(a)   Participants in Offerings. An eligible employee who is not already a Participant on any Offering Date may participate in such Offering by submitting an enrollment form in accordance with the relevant procedures established by the Company at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering).

(b)   Enrollment. The enrollment form will (i) state a whole percentage to be contributed from an eligible employee's Compensation (as defined in Section 11) per pay period; (ii) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan; and (iii) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued or transferred pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant submits a new enrollment form or withdraws from the Plan in accordance with the relevant procedures established by the Company, such Participant's contributions and purchases will continue at the same percentage of Compensation for future Offerings, provided they remain eligible.

(c)   Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code and any applicable law.

5.   Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of 1% up to a maximum of 15% of such employee's Compensation for each pay period; provided, however, that if payroll deductions are not permitted or problematic under applicable law or for administrative reasons, the Company, in its discretion, may allow eligible employees to contribute to the Plan by other means. The Company will maintain book accounts showing the amount of payroll deductions or other contributions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions or other contributions, unless required under applicable law.

6.   Contribution Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase their contributions during any Offering and may only decrease their contributions once during an Offering. However, during an Offering, a Participant may increase or decrease their contributions with respect to the next Offering (subject to the limitations of Section 5) by submitting a new enrollment form in accordance with the relevant procedures established by the Company at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate their contributions during an Offering.

7.   Withdrawal. A Participant may withdraw from participation in the Plan by submitting a notice of withdrawal in accordance with the relevant procedures established by the Company. The Participant's withdrawal will be effective as of the next business day. Following a Participant's withdrawal, the Company will promptly refund such individual's entire account balance under the Plan to them (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8.   Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option ("Option") to purchase on the last day of such Offering (the "Exercise Date"), at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant's accumulated contributions on such Exercise Date by the lower of (i) 85% of the Fair Market Value of the Common Stock on the Offering Date, or (ii) 85% of the Fair Market Value of the Common Stock on the Exercise Date; (b) 5,000 shares; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant's Option shall be exercisable only to the extent of such Participant's accumulated payroll deductions and/or other contributions on the Exercise Date. The purchase price for each share purchased under each Option (the "Option Price") will be 85% of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant.


In addition, no Participant may be granted an Option which permits their rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the Option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.   Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised their Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as their accumulated contributions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in a Participant's account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant's account at the end of an Offering will be refunded to the Participant promptly.

If a Participant has more than one Option outstanding under the Plan, unless they otherwise indicate in agreements or notices delivered hereunder: (i) each agreement or notice delivered by that Participant shall be deemed to apply to all of their Options under the Plan; and (ii) an Option with a lower Option Price (or an earlier granted Option, if different Options have identical Option Prices) shall be exercised to the fullest possible extent before an Option with a higher Option Price (or a later granted Option if different Options have identical Option Prices) shall be exercised.

10.   Issuance of Certificates. Certificates, or book entries for uncertificated shares, representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee or, if permitted by the Administrator, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11.   Definitions.

The term "Affiliate" means any entity that is directly or indirectly controlled by the Company which does not meet the definition of a Subsidiary below, as determined by the Administrator, whether now or hereafter existing.

The term "Compensation" means the amount of base pay, prior to salary reduction pursuant to Sections 125, 132(f) or 401(k) of the Code or comparable reductions under laws outside the United States, and commissions, but excluding overtime, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains on the exercise, vesting or settlement of Company equity incentive awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside of the United States.

The term "Designated Company" means any present or future Affiliate or Subsidiary (as defined below) that has been designated by the Administrator to participate in the Plan. The Administrator may so designate any Affiliate or Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders and may further designate such companies as participating in the 423 Component or the Non-423 Component. For purposes of the 423 Component, only Subsidiaries may be Designated Companies. The current list of Designated Companies is attached hereto as Appendix A.

The term "Fair Market Value of the Common Stock" on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term "Parent" means a "parent corporation" with respect to the Company, as defined in Section 424(e) of the Code.

The term "Participant" means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term "Subsidiary" means a "subsidiary corporation" with respect to the Company, as defined in Section 424(f) of the Code.

12.   Rights on Termination of Employment. Unless otherwise required by applicable law, if a Participant's employment terminates for any reason before the Exercise Date for any Offering, no contributions will be taken from any pay due and owing



to the Participant and the balance in the Participant's account will be paid to such Participant or, in the case of such Participant's death, if permitted by the Administrator, to their designated beneficiary as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs them, having been a Designated Company, ceases to be an Affiliate or a Subsidiary, as applicable, or if the employee is transferred to any corporation other than the Company or a Designated Company. An employee will not be deemed to have terminated employment for this purpose, if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

13.   Special Rules. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees; provided that if such rules are inconsistent with the requirements of Section 423(b) of the Code, these employees will participate in the Non-423 Component. Any special rules established pursuant to this Section 13 shall, to the extent possible, result in the employees subject to such rules having substantially the same rights as other Participants in the Plan.

14.   Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions from their pay or other contributions shall deem such Participant to be a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued or transferred to them.

15.   Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant's lifetime only by the Participant.

16.   Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

17.   Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event.

18.   Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the 423 Component of the Plan, as amended, to qualify as an "employee stock purchase plan" under Section 423(b) of the Code.

19.   Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20.   Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. Subject to Section 26 of the Plan, the Plan shall continue in effect until terminated under this Section 20.

21.   Compliance with Law. The Company's obligation to sell and deliver Common Stock under the Plan is subject to completion of any registration or qualification of the Common Stock under any relevant U.S. or non-U.S. local, state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission ("SEC") or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock.



22. Governing Law. This Plan and all Options and actions taken hereunder shall be governed by, and construed in accordance with, the laws of the State of California, applied without regard to conflict of law principles.

23. Issuance or Transfer of Shares. Shares may be issued upon exercise of an Option from authorized but unissued shares of Common Stock or, in the alternative, the Company may arrange for the transfer of shares of Common Stock (including from shares of Common Stock held in the treasury of the Company, or from any other proper source).

24. Tax Withholding. Each Participant agrees, by participating in the Plan, that the Company and its Affiliates and Subsidiaries shall have the right to deduct any Tax Liability from any payment of any kind otherwise due to the Participant, including shares of Common Stock issuable under the Plan. Where a Tax Liability arises in connection with the Plan, the Company and/or a Designated Company may require that, as a condition of exercise of an Option and purchase of shares of Common Stock, a Participant must either:

(a) make a payment to the Company, or otherwise as the Company directs, of an amount equal to the Company's estimate of the amount of the Tax Liability; or

(b) enter into arrangements acceptable to the Company to secure that such payment is made (whether by surrender of shares of Common Stock, net share issuance, the sale of shares of Common Stock or otherwise).

For these purposes, "Tax Liability" shall mean any amount of U.S. or non-U.S. federal, state or local income tax, social security (or similar) contributions, payroll tax, fringe benefits tax, payment on account and/or other tax-related items related to the participation in the Plan and legally applicable to the Participant, which the Company and/or an Affiliate or Subsidiary become liable to pay on the Participant's behalf to the relevant authorities in any jurisdiction.

25. Notification Upon Sale of Shares. Each Participant who is subject to tax in the United States with respect to their participation in the Plan agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

26. Effective Date and Approval of Stockholders. The Plan was approved by the Board as of the date set forth above. The Plan shall become effective upon its approval by the Company's stockholders at the Company's 2026 Annual Meeting of Stockholders. Such stockholder approval will be obtained in the manner and to the degree required under applicable law.

(Intentionally Left Blank)



APPENDIX C
NON-GAAP Financial Measures

Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this proxy statement includes certain non-GAAP financial measures described below. We use these non-GAAP financial measures to evaluate our ongoing operations, for internal planning and forecasting purposes, and to set targets for our employee compensation programs. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Non-GAAP Income from Operations

For the periods presented, we define non-GAAP income from operations as GAAP income (loss) from operations adjusted to exclude, as applicable, stock-based compensation, amortization of acquired intangibles, loss on net assets divested, acquisition and divestiture related expenses, payroll taxes related to stock-based compensation, charitable contributions, restructuring costs, impairment of long-lived assets, and gains or losses on lease termination.

Organic Revenue

For the periods presented, we define organic revenue as GAAP revenue, excluding (i) revenue from each acquired business and revenue from incremental increases to application-to-person ("A2P") fees imposed by major U.S. carriers on our core messaging business, in each case until the beginning of the first full quarter following the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (ii) revenue from each divested business beginning in the quarter of the closing date of such divestiture; provided that (a) if an acquisition closes or such fees are initially charged on the first day of a quarter, such revenue will be included in organic revenue beginning on the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (b) if a divestiture closes on the last day of a quarter, such revenue will be included in organic revenue for that quarter. As used in this definition, A2P fees refers to fees imposed by U.S. mobile carriers for A2P messages delivered to their subscribers, and we pass these fees to our messaging customers at cost.

Organic Revenue Growth

For the periods presented, we calculate organic revenue growth by dividing (i) organic revenue for the period presented less organic revenue in the comparative period by (ii) organic revenue in the comparative period. If revenue from certain acquisitions, divestitures or A2P fees is included or excluded in organic revenue in the period presented, then revenue from the same acquisitions, divestitures and A2P fees is included or excluded in organic revenue in the comparative period for purposes of the organic revenue growth calculation. As a result, organic revenue used in this calculation for the comparative period will not always equal organic revenue reported for the comparative period.

Free Cash Flow

For the periods presented, we define free cash flow as net cash provided by operating activities, excluding capitalized software development costs and purchases of long-lived and intangible assets.



Reconciliation of Non-GAAP Financial Measures to GAAP

Non-GAAP Income from Operations to Income (Loss) from Operations

	Year Ended December 31	
	2025	2024
	(in thousands)	
GAAP income (loss) from operations	$157,802	$ (53,708)
Non-GAAP adjustments:	—	—
Stock-based compensation	598,654	613,429
Amortization of acquired intangibles	108,074	111,851
Acquisition related expenses	486	—
Payroll taxes related to stock-based compensation	24,754	9,642
Charitable contributions	18,940	19,907
Restructuring costs	15,030	13,273
Impairment of long-lived assets	1,849	—
Gain on lease termination	(1,556)	—
Non-GAAP income from operations	$924,033	$714,394

Organic Revenue and Organic Revenue Growth to Revenue and Revenue Growth

	Year Ended December 31	
	2025	2024
	(in thousands)	
Organic Revenue		
GAAP Revenue	$5,067,220	$4,458,036
A2P Revenue	(49,470)	—
Acquisition Revenue	(682)	—
Organic Revenue	$5,017,068	$4,458,036
GAAP revenue growth	14%	7%
Organic revenue growth	13%[1]	9%[2]

(1) Organic revenue for the year ended December 31, 2024, when used as the denominator for Organic Revenue Growth for the year ended December 31, 2025, is equal to reported revenue. Revenue for the year ended December 31, 2024 was $4.46 billion.

(2) Organic revenue for the year ended December 31, 2023, when used as the denominator for Organic Revenue Growth for the year ended December 31, 2024, excludes $53 million of divestiture revenue. Revenue for the year ended December 31, 2023 was $4.15 billion.



Free Cash Flow to Net Cash Provided by (Used In) Operating Activities

	Year Ended December 31			
	2025	2024	2023	2022
	(in thousands)			
Net cash provided by (used in) operating activities	$1,003,244	$ 716,241	$ 414,752	$(254,368)
Less: Capitalized software development costs	51,969	51,808	39,925	(45,761)
Less: Purchase of long-lived and intangible assets	5,848	6,978	11,310	(34,421)
Free cash flow	$ 945,427	$ 657,455	$ 363,517	$(334,550)
Net cash provided by (used in) investing activities	$ 80,948	$ 1,370,837	$ 228,603	$(616,452)
Net cash used in financing activities	$ (833,095)	$(2,311,572)	$(643,610)	$ 45,007

(Intentionally Left Blank)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37806

TWILIO INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-2574840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Spear Street, Fifth Floor
San Francisco, California 94105
(Address of principal executive offices) (Zip Code)

(415) 390-2337
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	TWLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of stock held by non-affiliates as of June 30, 2025 (the last business day of the registrant's most recently completed second quarter) was $18.7 billion based upon $124.36 per share, the closing price of the registrant's Class A common stock on that date on the New York Stock Exchange. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the registrant is not bound by this determination for any other purpose.

As of February 10, 2026, 151,513,999 shares of the registrant's Class A common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

TWILIO INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2025
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the impact of global economic and political conditions and uncertainty and significant market volatility on our business, customers and partners;

- our future financial performance, including expectations regarding our revenue, revenue growth, cost of revenue, gross profit, gross margin, operating expenses, and stock-based compensation, our ability to generate positive cash flow and our ability to achieve, improve and sustain profitability;

- our expectations regarding the factors affecting our results of operations, the timing of future expenses, and the assumptions underlying such expectations;

- our ability to execute on our vision for our platform, including delivering new product releases and enhancements, reducing friction across our platform and streamlining cross-channel orchestration;

- our ability to successfully deliver an interoperable platform that allows businesses to harness the power of customer data and consumer insights to improve customer engagement;

- our ability to leverage artificial intelligence and machine learning, including to develop and commercialize products and features for our customers and deploy internal applications for our own operational efficiency;

- our ability to drive durable, profitable growth and increase our market share, including through product innovation, leveraging artificial intelligence, forming and enhancing relationships with independent software vendors and other partners, improving our self-service capabilities, cross-selling our products and expanding internationally;

- our ability to simplify and modernize our business processes and improve our overall operating efficiency;

- our ability to compete effectively in an intensely competitive market, including our ability to set optimal prices for our products and adapt and respond effectively to rising costs, competing offerings, rapidly changing technology and technology trends, and evolving customer needs and preferences;

- our anticipated investments in sales and marketing, research and development and additional systems and processes to support our growth;

- our ability to maintain reliable service levels for our customers;

- our ability to maintain, protect and enhance our intellectual property;

- the impact of, and our ability to comply with, modified or new industry standards, laws and regulations applying to our business, including legislative developments that may affect our tax obligations or tax expense;

- our expectations regarding changes in network service provider fees that we pay in connection with the delivery of communications on our platform, including A2P messaging fees, our ability to manage such fees and their impact on our financial results;

- investments and costs required to prevent, detect and remediate potential cybersecurity threats, incidents and breaches of ours or our customers' systems or information;

- our ability to optimize our network service provider coverage and connectivity;

- our ability to work closely with email inbox service providers to maintain deliverability rates;

- the impact and expected results from changes in our relationships with our larger customers;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- our expectations regarding share repurchases;

- our ability to successfully defend litigation brought against us;

- the anticipated results of our foreign currency hedging activities;

- our ability to service the interest on our 3.625% senior notes due 2029 ("2029 Notes") and on our 3.875% notes due 2031 ("2031 Notes," and together with the 2029 Notes, the "Notes"), and repay such Notes;

- our customers' and other platform users' violation of our policies or other misuse of our platform; and

- our ability to successfully integrate acquired businesses and realize the benefits of our past or future strategic acquisitions, divestitures or investments.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described below in Part I, Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 10-K to "Twilio," the "Company," "we," "our," "us," or similar terms are to Twilio Inc. and its consolidated subsidiaries.

**PART I - FINANCIAL INFORMATION**

Item 1. *Business*

Overview

We envision a world in which every digital interaction is amazing. By combining our leading communications capabilities with rich contextual data and artificial intelligence ("AI"), we provide the infrastructure for businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale.

We offer highly customizable communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions, together with our customer data capabilities, helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

We have experienced substantial growth in our business since inception, and as of December 31, 2025, we had over 402,000 Active Customer Accounts representing organizations from small and medium-sized businesses to large enterprises across a broad range of industries. Our growth has predominantly been organic as a result of new customer acquisition, as well as customers increasing their usage of our products, extending their usage of our products to new applications, or adopting new products that we offer. We have also fueled our growth through strategic acquisitions and integrations of businesses that complemented our pre-existing products and allowed us to expand our platform and to add new customer accounts.

Our Platform

The Twilio platform combines our communications channels and software solutions with contextual data and AI-powered orchestration, enabling businesses to deliver amazing customer engagement across the entire customer journey. Our platform provides a trusted, simple, and smart infrastructure foundation that customers can build on. We help enable conversations that are two-way and omnichannel by default, providing customers a tailored experience — at scale.

We offer highly customizable APIs and products to build rich contextual communications within applications, allowing developers to build orchestrated engagements with customers worldwide. We also offer solutions for user authentication and identity, and advanced compliance and regulatory management software to support success within a changing ecosystem of regulations. Additionally, our customer data capabilities enable businesses to collect, contextualize, and leverage first-party and real-time customer data to create highly personalized experiences and campaigns across multiple channels. They also allow businesses to break down data silos across their organizations and to leverage a single unified source of customer data for their various business teams. Our products can be used individually or in combination to enable more personalized, timely, and impactful communications and engagements across the customer journey.

Our platform is connected to our Super Network, a software layer that enables our customers' applications to communicate with devices globally. The Super Network interconnects communications networks and inbox services providers around the world and continually analyzes billions of data points to optimize the quality and cost of communications that flow through our platform. The Super Network also contains a set of APIs that gives our customers access to additional foundational components offered through our platform, such as phone numbers and session initiation protocol trunking.

Our key products include:

- **Messaging.** Twilio Programmable Messaging ("Messaging") is an API to send and receive SMS, MMS, RCS, and over-the-top (e.g., WhatsApp and Facebook Messenger) messages globally over a variety of sender types. Messaging uses intelligent sending features to ensure messages reliably reach end users wherever they are. Our customers use Messaging across numerous use cases, including account notifications, marketing, mass alerts, and order confirmations, as well as multi-party and conversational use cases, such as conversational marketing, sales support, and customer care.

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- **Voice.** Twilio Programmable Voice ("Voice") is an API that allows developers to build solutions to make, manage, and receive phone calls globally through a browser, application, phone, or other methods. Our voice software, which works over both the traditional public switched telephone network and over Internet Protocol ("VoIP"), allows developers to incorporate advanced voice functionality such as integrations with AI-based virtual agents, text-to-speech and speech-to-text, global conferencing, emergency calling, call recording, and media streams, as well as address use cases such as contact centers, interactive voice response systems, call tracking, analytics solutions and anonymized communications.

- **Email.** Twilio SendGrid Email ("Email") is an API and no-code user interface that solves email delivery challenges at scale. Built on our proprietary mail transfer agent, Email enables customers to build customized solutions and optimize for inbox placement. Our Email API allows businesses to integrate with multiple leading development frameworks and client libraries in multiple languages as well as customize content. It also provides sender authentication, security, mailbox compliance, and delivery dashboards. Our Marketing Campaigns product, which features a no-code user interface and is built on top of our Email infrastructure, enables email campaign sending at scale. Marketing Campaigns includes email design and templates, list management, dynamic content and email testing. Businesses use our Email products for both marketing messages and transactional emails, including promotional offers, newsletters, shipping notifications, password resets, and sign-up confirmations.

- **User Authentication and Identity.** Our User Authentication and Identity solutions enable businesses to verify, authenticate, and manage users. Twilio Verify ("Verify") is a managed solution for multi-channel user verification, which effectively adds security at the point of new user activation and onwards, providing a low-friction and secure login experience. Using Verify, businesses can add an extra layer of security to their applications through a range of secure authentication methods, including one-time passwords over SMS, voice, email, push-based authentication, as well as phishing resistant authentication with passkeys. Verify includes Fraud Guard, which is aimed at automatically blocking fraudulent messages resulting from artificially inflated traffic or SMS pumping. Additionally, Twilio Lookup API provides real-time mobile-based identity intelligence that can reduce fraud risks and improve message delivery.

- **Segment.** Twilio Segment ("Segment") is our customer data platform that provides businesses with the tools to harness the power of contextual data by unifying real-time information collected throughout each customer's journey into a unique profile. Segment helps businesses create precise audiences, continuous experiences, and contextual personalization with a unified view of the customer, seamless journey orchestration, and easy-to-use AI based on trusted data to save time and achieve results. Segment offers hundreds of out-of-the-box connections to collect web and mobile app data via a single API, transform and load it into cloud warehouses, and activate it back to business tools with Reverse ETL (Extract, Transform, Load) and customizable pipelines. It also provides privacy and compliance tools, unifies cross-channel data into trusted customer profiles for enrichment and machine learning ("ML"), enables real-time personalization and journey orchestration, and uses generative and predictive AI to build targeted audiences and deliver 1:1 experiences at scale.

We generate revenue from our platform through a combination of usage-based and subscription-based fees. Revenue generated from Messaging, Voice, and User Authentication and Identity is primarily recognized on a usage basis. Revenue generated from Email and Segment is primarily recognized on a subscription basis. We experience seasonal trends due to increased consumer activity in the fourth quarter.

Our Strategy

Our strategy is rooted in streamlining our platform and delivering a trusted, intuitive customer experience. With the Twilio platform serving as the foundational infrastructure layer that embeds communications, contextual data, and AI in one place, we aim to help businesses engage more effectively with fast, relevant, and personalized interactions. We are concentrating on the highest-impact product areas for our future, and we intend to pursue the following strategies:

- **One Platform to Enable Amazing Customer Engagement.** We are focused on harnessing Twilio's foundational strengths in communication channel offerings, global scale, developer loyalty, and contextual data assets to deliver a single cohesive platform for frictionless, context-driven interactions through trust at scale, simplified complexity, and smart engagement. Our investments in platform innovation include pre-built solutions and integrations, including cross-channel orchestration capabilities. These are designed to help customers reduce friction and streamline how they add communication channels, to deliver amazing customer engagement.

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- **Winning in Customer Data.** The foundation of our platform is the real-time collection of customer interactions across channels, platforms, and systems. We aim to capitalize on communications data and contextual consumer insights to offer better engagement, with more proactive and personalized experiences, fueling more effective marketing, sales, and customer support.

- **Enabling and Leveraging AI.** We believe AI and ML have the potential to increase the value and reach of our platform capabilities, and make every customer interaction more personalized and intelligent. We are continuing to invest in AI-enabled products and features for our customers, as well as internal applications to automate processes and help our business run more efficiently. We are also focused on partnering with AI companies, capitalizing on the value of our communications capabilities for building AI solutions.

- **Efficient Go-to-Market Execution.** We are focused on improving profitability and growing our market share. To achieve this, we are focused on bolstering our independent software vendor ("ISV") and other partner relationships, improving our self-service capabilities, cross-selling our products, and expanding internationally.

- **Driving Operating Leverage Across our Business.** We are implementing several organizational initiatives targeted at simplifying, modernizing, and improving the efficiency of our business processes, introducing automation and AI into our internal operations, enhancing our fiscal discipline on all levels, and enacting workforce planning initiatives.

Competition

The markets for our products are rapidly evolving and are increasingly competitive. Our competitors are primarily (i) communications platform-as-a-service ("CPaaS") companies that offer communications products and applications, (ii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (iii) customer relationship management and customer experience vendors, (iv) standalone customer data platform vendors and (v) other software companies that compete with portions of our product line.

The principal competitive factors in these markets include completeness of offering, credibility with customers, ability to differentiate our products against competing offerings, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products.

We believe that we compete favorably on the basis of the factors listed above and that none of our competitors currently compete directly with us across all of our product offerings. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future.

Research and Development

Our research and development efforts are focused on bringing communications, data, and AI together into a single platform that enables fast, relevant, and personalized interactions.

Our research and development organization is predominantly built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency. Our development teams designed and built much of our customer engagement platform and our core platforms stack. These teams continue to focus on the highest impact product areas for our future, which includes focusing on continued innovation in the face of rapid technological change and changing industry practices. We are continuing to invest in AI-powered capabilities, which we believe have the potential to enhance our offerings' value to customers, as well as to automate processes and help our business run more efficiently.

As of December 31, 2025, we had 2,632 employees in our research and development organization.

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our platform. We leverage our brand, marketing programs, and conferences, such as SIGNAL, to expand our go-to-market motions. Our go-to-market model has three motions: self-service, sales-led, and partner-led.

Developers and other technical customers are able to access our easy-to-configure APIs and tools along with our extensive self-service documentation and customer support team, to embed our products into their applications. These self-service customers can then provide their billing information to either make an upfront prepayment that is drawn down as they use our products, or subscribe to a plan, depending on the product they deploy.

Enterprises and other organizations with complex, high-scale business needs have access to our sales and solutions team to support their businesses across their customer journey. This is a direct sales motion and is supported by sales development, field marketing, solution engineers, and other specialized sales teams. This model emphasizes value-based discovery, technical proof of concept, and building strong customer relationships. Our sales organization targets technical, marketing, and business leaders who are seeking to leverage software to drive superior customer engagement and competitive differentiation. Our sales and specialist teams also support our ISV partners, who leverage our APIs to build software and services that they can resell to their customers across a varying number of use cases and verticals.

When potential customers do not have the available developer resources or expertise to build our products into their own applications, we refer them to one of our partners to help deliver their solution. Depending on their use case and available resources, we may refer them to an ISV partner who offers the solution, a consulting partner or a systems integrator who provides consulting and development services to build their solution, or our professional services team who can provide expert guidance on achieving their solution.

As of December 31, 2025, we had 2,265 employees in our sales and marketing organization.

Customer Support and Services

To make learning how to use our products straightforward, we provide all users with comprehensive documentation, how-to guides, and tutorials. These resources are further enriched by contributions from our active customer community. Additionally, we offer support options tailored to meet individual customer needs including both free and paid personalized plans.

All customers receive free support, including through our AI agents, Help Center Assistant, customer service representatives and access to technical documentation. We also maintain a status page on our website that provides real-time updates on any known incidents, outages or degradation on our API platform and external carrier connections. Customers can also sign up to receive automatic updates and notifications without needing to contact customer support. Furthermore, customers can engage with the wider Twilio community for guidance and assistance in resolving API-related issues.

Additionally, we generally offer three paid tiers of support for our communications products with increasing levels of availability and guaranteed response times. Our highest tier plan, intended for our largest customers, includes a technical account manager, duty manager coverage, and quarterly status reviews. Similarly, our subscription products generally feature a base level of customer support plus premium, paid support options. Our support model is global, with coverage available 24x7.

We also offer professional services which provide in-depth, hands-on, fee-based packages of advisory, software architecture, integration and coding services to existing and prospective customers and partners to optimize their use of the Twilio platform. For Segment, offerings include services for implementing digital engagement center solutions and customer data platform design. For other products, offerings include email implementation and deliverability, and configuration and integration of our communications channels.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the United States and other jurisdictions, as well as license agreements, other contractual protections, and internal processes, procedures, and controls, to protect, establish, maintain, and enforce our intellectual property and other proprietary rights technology. We also rely on a number of registered trademarks, applications for trademarks and common law protections afforded to certain unregistered trademarks to protect our brand.

As of December 31, 2025, in the United States, we have been issued 382 patents, which expire between 2029 and 2044. As of such date, we also had 49 issued patents in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. We have also filed various applications for protection of certain aspects of our intellectual property in the United States and internationally. In addition, as of December 31, 2025, we had 53 registered trademarks in the United States and 749 registered trademarks in foreign jurisdictions.

We seek to protect our intellectual property and other proprietary rights by, among other things, implementing, maintaining, and enforcing a policy that requires our employees, independent contractors and certain suppliers involved in developing intellectual property for us or on our behalf to enter into agreements acknowledging that all work product or other forms of intellectual property generated, created, reduced to practice, conceived, or otherwise developed by them on our behalf are owned by us such that we can use the intellectual property they develop for our business purposes.

Regulatory

We are subject to a number of U.S. federal, U.S. state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, data security, intellectual property, competition, telecommunications, broadband, VoIP, consumer protection, export controls, economic sanctions, anti-bribery, anti-corruption, anti-money laundering, taxation, or other subjects. Many of the laws and regulations to which we are subject are still evolving and we expect to become subject to additional laws and regulations in the future. The application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

Compliance with current and future laws and regulations, and changes in their enforcement and interpretation, may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. For additional information about laws and regulations applicable to our business, see Part I, Item 1A, "Risk Factors–Risks Related to Cybersecurity, Data Privacy and Intellectual Property" and "Risk Factors–Risks Related to Legal and Regulatory Matters" in this Annual Report on Form 10-K.

The Twilio Magic

We believe there is a unique spirit to Twilio, manifested in who we are and how we work together. We value and invest in a positive culture of optimism, innovation, and accountability. Our values, which we call the Twilio Magic, remind us every day who we are at our core and guide how we act and how we make decisions.

Twilio.org

Communications play a critical role in solving some of the world's toughest social challenges—it is the foundation for engaging individuals or communities and guiding them toward the resources they need. From empowering people affected by violence with critical resources, to streamlining staff and volunteer coordination, nonprofits leverage communication technology to help individuals build long term well-being and to help communities recover from humanitarian crises. Through Twilio.org, which is a part of our company and not a separate legal entity, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of Twilio's common stock to fund Twilio.org. As of December 31, 2025, 265,225 shares of Twilio Class A common stock were set aside for Twilio.org charitable activities. In 2025, over 30,000 social impact customers used Twilio products and funding to reach more than 803 million people worldwide.

Our Employees and Human Capital Resources

We believe that our employees are critical to our success, and in the importance of making sure they are equipped, enabled and empowered to have an impact. As of December 31, 2025, we had a total of 5,587 employees, including 2,738 employees located outside of the United States.

We are committed to delivering a comprehensive compensation and benefits program that provides support for all of our employees' well-being. We provide competitive compensation to attract and retain talented employees, including market-competitive pay, incentive compensation in the form of bonuses or sales commissions, and equity compensation for certain employees. In addition, we offer competitive benefits packages to our full-time employees, subject to the satisfaction of certain eligibility requirements, that are aligned with industry standards and local market practices in each of the countries in which we operate. We ensure that our compensation is fair for all employees, regardless of background. We routinely run a rigorous statistical analysis to ensure compensation is fair, taking into account factors that should impact pay, like role, level, location, and performance. Twilio is an equal opportunity employer, and we are committed to ensuring that Twilio is an inclusive workplace where everyone, regardless of background, is treated fairly and has access to the opportunities, systems, and resources to do their best work.

Although we have works council, statutory and/or collective bargaining employee representation obligations in certain countries outside of the United States, none of our U.S. employees are represented by a labor union with respect to their employment. Employees in certain of our non-U.S. subsidiaries have the benefits of collective bargaining arrangements at the national level. We consider our relations with our employees to be good and have not experienced interruptions of operations or work stoppages due to labor disagreements.

Corporate Information

Twilio Inc. was incorporated in Delaware in March 2008. Our principal executive offices are located at 101 Spear Street, Fifth Floor, San Francisco, California 94105, and our telephone number is (415) 390-2337. Our website address is www.twilio.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Twilio, the Twilio logo and other trademarks or service marks of Twilio appearing in this Annual Report on Form 10-K are the intellectual property of Twilio. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the intellectual property of their respective holders.

Information about Geographic Revenue

Information about geographic revenue is set forth in Note 17 of our Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Available Information

Our filings are available to be viewed and downloaded free of charge through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"). Our filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, our Proxy Statement for our annual meeting of stockholders, Current Reports on Form 8-K and other filings with the SEC. Our investor relations website is located at http://investors.twilio.com. The SEC also maintains an Internet website that contains periodic and current reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites herein are provided for convenience only and intended to be inactive textual references only.

Item 1A. *Risk Factors*

Investing in our Class A common stock ("common stock") involves a high degree of risk. A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business, results of operations, and financial condition to be harmed, including risks regarding the following:

Risks Related to Our Business and Industry
  • *the impact of global economic and political conditions, including macroeconomic and political uncertainties;*
  • *fluctuations in our quarterly results and our ability to meet securities analysts' and investors' expectations;*

- *fluctuations in the levels of our customers' usage of our platform;*
- *our ability to attract new customers and increase usage of our products by existing customers effectively and in a cost-efficient manner;*
- *our ability to develop new products and enhancements that achieve market acceptance and adapt to changing technology, regulations, and industry standards;*
- *our ability to integrate our products with third-party products and ensure they operate effectively;*
- *our ability to effectively manage our growth and strategic changes to our business;*
- *our ability to compete effectively in intensely competitive and rapidly evolving markets;*
- *our history of losses and uncertainty about our future profitability;*
- *our ability to hire, integrate and retain highly skilled personnel;*
- *our ability to maintain and enhance our brand and increase market awareness of our company and products;*
- *our reliance on network service providers and internet service providers for network service and connectivity;*
- *failure to set optimal prices for our products;*
- *our international operations;*
- *our ability to integrate and achieve the expected benefits of acquisitions, partnerships and investments;*

Risks Related to Cybersecurity, Data Privacy and Intellectual Property

- *any breaches of or incidents impacting our networks or systems, or those of our third-party service providers;*
- *our actual or perceived failure to comply with increasingly stringent laws, regulations and obligations relating to privacy, data protection and cybersecurity;*
- *our ability to protect our intellectual property rights;*
- *our use of open source software;*
- *our reliance on third-party technology and intellectual property;*
- *our use of AI technologies in our platform and business;*

Risks Related to Legal and Regulatory Matters

- *our ability to comply with telecommunications-related regulations, and the impact of future legislative or regulatory actions;*
- *our ability to obtain, assign or retain geographical, mobile, regional, local or toll-free numbers and to effectively process requests to port such numbers in a timely manner due to industry regulations;*
- *federal and state legislation and international laws imposing obligations on the senders of commercial emails;*
- *unwanted, fraudulent or illegal usage of or activity relating to our products;*
- *changes in laws and regulations related to the internet or its infrastructure;*
- *compliance with applicable laws and regulations, including export controls, economic sanctions, customs and anti-corruption regulations;*
- *standards imposed by private entities and inbox service providers that interfere with the effectiveness of our platform;*
- *any legal proceedings or claims against us;*

Risks Related to Financial and Accounting Matters

- *exposure to foreign currency exchange rate fluctuations;*
- *our substantial indebtedness that may decrease our business flexibility;*
- *our ability to obtain additional capital to support our business and its availability on acceptable terms;*
- *the accuracy of our metrics, and assumptions and estimates used to calculate them;*
- *the accuracy of our estimates and judgments related to our critical accounting policies;*
- *changes in accounting standards that may cause adverse financial reporting fluctuations;*
- *the possibility that our goodwill or intangible assets could become impaired;*
- *our failure to maintain an effective system of disclosure controls and internal control over financial reporting;*

Risks Related to Tax Matters

- *our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes;*
- *additional tax liabilities or potentially adverse tax consequences of our global operations and structure;*
- *changes in tax rules and regulations;*

Risks Related to Ownership of Our Common Stock

- *volatility of the trading price of our common stock;*
- *potential decline in the market price of our common stock due to substantial future sales of shares;*
- *the possibility that we may not realize the anticipated long-term stockholder value of our share repurchase program;*
- *securities or industry analysts changing their recommendations regarding our common stock;*
- *anti-takeover provisions contained in our governing documents and the exclusive forum provision in our bylaws;*

General Risks

- *the occurrence of natural catastrophic events and other events beyond our control; and*
- *environmental, social and governance ("ESG") matters.*

Risks Related to Our Business and Our Industry

Global economic and political conditions, including macroeconomic and political uncertainties, have had, and may continue to have, an adverse impact on our business, results of operations and financial condition.

Global economic and business activities continue to face widespread macroeconomic uncertainties, including market volatility, changes in international economic and trade relations, supply chain disruptions, changes in the labor market, elevated interest rates and potential increases in inflation, foreign currency exchange rate fluctuations and recession risks, which may continue for an extended period. Additionally, the instability in the political environment in many parts of the world, including in the United States, and changes and uncertainty with respect to trade policies, actual or threatened tariffs, treaties, government regulations, executive orders, directives and enforcement priorities, as well as any ongoing or potential U.S. federal government shutdown, may adversely affect the global economy and/or our business. Given that a majority of our revenue is usage-based and therefore impacted by general consumer sentiment and activity, our business may be more immediately and severely impacted by adverse macroeconomic conditions than those that rely primarily on subscription revenue. Additionally, increased prices resulting from the effects of tariffs and inflation could increase our operating expenses.

Adverse macroeconomic conditions have in the past resulted in, and may in the future result in, decreased or delayed business spending by our current and prospective customers and business partners, reduced demand for or usage of our products, lower renewal rates by our customers, longer or delayed sales cycles, including current and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could negatively affect revenue and revenue growth. Additionally, our customers may be affected by changes and uncertainty in the global political environment with respect to trade and other policies. For example, uncertainty regarding the impact of tariffs on certain countries by the U.S. administration, as well as potential or actual retaliatory measures taken by trade partners, have adversely affected trade relations, put increased pressure on supply chains, and led to increased market volatility, and such effects may continue. Any resulting harm to our customers' businesses could depress their usage levels and/or purchasing power and lead them to reduce their spending with us.

Macroeconomic and political conditions and uncertainties have in the past adversely affected, and may in the future adversely affect, our business, results of operations and financial condition, and could exacerbate many of the other risks described in this "Risk Factors" section.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet securities analysts' and investors' expectations, which could cause the price of our common stock to decline.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future due to a variety of factors, many of which are outside of our control. These fluctuations and the related impacts to any earnings guidance we may issue from time to time could cause the price of our common stock to change significantly or decline. In addition to the other risks described in this "Risk Factors" section, some of the factors that may result in fluctuations to our results of operations include:

- fluctuations in demand for, pricing of, or usage of, our products;

- our ability to introduce new products, features and enhancements;

- our ability to expand our customer base and the markets that our products address, attract and retain new customers, obtain renewals from existing customers and cross-sell or otherwise increase revenue from existing customers;

- our ability to improve, automate, and leverage more of our self-service capabilities for customers;

- our ability to maintain and expand relationships with resellers, distributors, and strategic partners, including ISVs, technology partners, and systems integrators;

- our ability to combine our communications products with contextual data and AI and introduce compelling new products and enhancements that address the changing nature of our markets and customer needs and preferences;

- competition and the actions of our competitors, including pricing changes and the introduction of new technologies, products, services and geographies;

- significant security breaches or incidents impacting our platform, or interruptions to the delivery and use of our products;

- changes in cloud infrastructure, network services and other third-party technology, including the fees charged by their providers;

- the effectiveness of our sales and marketing efforts, the productivity of our sales force, and the length and complexity of the sales cycle for certain of our products or customers;

- changes in the mix or amount of products that our customers use, and that are sold in the United States versus internationally, during a particular period;

- seasonal trends, including due to increased consumer activity in the fourth quarter;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- our ability to control costs, including our operating expenses;

- the timing of customer payments and our ability to collect accounts receivable from customers;

- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining existing employees;

- expenses in connection with mergers, acquisitions, dispositions, or other strategic transactions;

- changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;

- extraordinary expenses such as litigation or other dispute-related settlement payments;

- changes in laws, industry standards and regulations that affect our business;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements;

- fluctuations in stock-based compensation expenses; and

- general economic conditions, including heightened inflation or interest rates, and geopolitical uncertainty or instability.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, comparing our operating results on a period-to-period basis may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits, which, in turn, could harm our business, results of operations and financial condition.

If our customers terminate or reduce their usage of our products, our business, results of operations and financial condition would be adversely affected.

Our revenue grows as customers increase their usage of a product, extend their usage of a product to new applications or adopt a new product that we offer. The majority of our revenue is usage-based, and if our customers do not increase their use of our products or maintain their usage of our products at existing levels, then our revenue may decline or grow at rates lower than expected. Most of our usage-based customers do not have long-term contractual financial commitments to us and, therefore, may reduce or cease their use of our products at any time without penalty or termination charges. Our subscription-based customers generally base their contract value on anticipated usage, and if their anticipated levels of usage are not met, they may reduce their contract value or choose not to renew their contract upon its expiration.

Customers may terminate or reduce their use of our products, or we may fail to attract new customers, for any number of reasons, including dissatisfaction with our products or with the value proposition of our products, our inability to meet their needs and expectations, our failure to maintain performance, reliability, security, integrity or availability of our products and infrastructure to the satisfaction of our customers, or customers' use of competitors' products. For example, prior instances of disruptions in our networks or systems, or those of our third-party service providers, have impacted our customers' ability to use products on our platform for up to several hours at a time. Such issues have had, and in the future may have, an adverse impact on customer satisfaction and our ability to retain or attract customers and have caused, and may in the future cause, us to incur certain costs associated with offering credits to our affected customers.

Additionally, we believe our ability to provide customers with high-quality, effective customer support services is a crucial component of maintaining customer satisfaction, generating increased customer usage of our products and ultimately retaining customers. If we are unable to effectively assist our customers, it could adversely affect our ability to retain existing customers and could disincentivize prospective customers from adopting our products. The resources we dedicate to customer service at a particular time may prove insufficient, such as in the event we are unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support in order to compete with changes in the support services provided by our competitors. Our sales are highly dependent on our business reputation and on positive recommendations from our customers. If we are unable to provide high-quality customer support, or if there is a market perception that we do not maintain high-quality customer support, it could erode the trust of current and potential customers and adversely affect our reputation. Moreover, even if we succeed in providing and maintaining high-quality customer support, there is no guarantee that it will generate increased customer usage of our products or lead to long-term or meaningful customer retention.

Customer usage of our products depends on factors generally outside of our control, so it is difficult to accurately predict customers' usage levels. Our Dollar-Based Net Expansion Rate may decline for a number of reasons, including if customers are not satisfied with our products and related customer service experience, the value proposition of our products or our ability to meet their needs and expectations, due to reductions in customers' budgets or as a result of adverse macroeconomic conditions. If we lose customers, or if our customers reduce their usage levels of our products, our business, results of operations and financial condition could be adversely affected.

If we are unable to attract new customers or increase usage of our products by existing customers effectively and in a cost-efficient manner, our business, results of operations and financial condition would be adversely affected.

To grow our business, we must continue to attract new customers, increase usage of our existing products and new product adoption by existing customers, and successfully market new products, including products with higher gross margins, and do so in a cost-effective manner. Our sales and marketing teams work closely together to drive awareness and adoption of our platform. We leverage our brand, marketing programs and conferences, such as SIGNAL, to expand our go-to-market motions. Our go-to-market model has three motions: our self-service platform, primarily aimed at developers and other technical customers; our direct sales motion, primarily aimed at enterprises and other organizations with complex, high-scale business needs; and our partner-led motion, including resellers, distributors, and strategic partners, such as ISVs, technology partners and systems integrators, which is primarily aimed at customers who do not have the available developer resources or expertise to build our products into their own applications.

Our sales and marketing strategies, and their effectiveness, are influenced by numerous factors. We have made, and may in the future make, changes to the organization of our sales force and sales motions in response to changes in company strategy, new market opportunities, new products or features, sales performance or effectiveness, changes in sales headcount, changes to the compensation structure of our sales organization, or other factors. Such changes may not lead to wider adoption of our products or to the cost-effective acquisition of additional customers or increased revenue from existing customers as quickly or to the extent we expect, or at all, and have resulted, and may in the future result, in a reduction of productivity, which could negatively impact our growth rate and results of operations. For example, in recent years, we have reduced the size of our sales force to drive further efficiencies in our sales operations and are continuing to improve and rely more heavily on our use of self-service capabilities to drive sales of our products to customers that do not require direct account coverage. We are also introducing AI and automation in our self-service platform aimed at improving sales and customer support. These efforts may not continue to be as effective as we anticipate in driving adoption or increased usage of our products, or may take longer than we expect to drive growth or increase efficiency. In addition, if the costs of the marketing channels we use increase, then we may choose to use alternative or less expensive channels, which may not be as effective as the channels we currently use.

New products that we develop or markets that we pursue may require increasingly sophisticated and more costly sales efforts and result in longer sales cycles. For example, we are focusing increasingly on sales to enterprises, such as through our Segment product, which is primarily aimed at complex customer data platform implementations at larger companies, and additional product innovations combining our communications products with contextual data and AI. As we seek to increase the adoption of our products by enterprises, we expect to encounter higher costs and more complex sales efforts for these customers. For enterprises, the decision to adopt our products may require the approval of multiple technical and business decision makers, and enterprise customers may require extensive education about our products and significant customer support before they will commit to deploying our products at scale, which may place additional strain on our product and engineering resources. Enterprises may also engage in protracted pricing and contract negotiations, leading to higher costs and longer sales cycles. Enterprise customers may not use our products enough for us to generate revenue that justifies our cost to obtain such customers, or may choose to develop their own solutions that do not include our products. They may also demand reductions in pricing as their usage of our products increases, notwithstanding increased costs incurred by us to provide such products, which could have an adverse impact on our gross margin.

If our efforts to increase the adoption and usage of our products or sell additional products to existing customers are more expensive or time-consuming than we expect or are otherwise ineffective, then our business, results of operations and financial condition would be adversely affected.

We may not be able to develop new products or product enhancements that achieve market acceptance, or adapt and respond effectively to rapidly changing technology, regulations, industry standards, or customer needs and preferences.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products and enhancements that reflect the changing nature of our markets, technology, industry standards, and customer needs and preferences. Anticipating these factors requires that we allocate significant resources without any guarantee that our investments of these resources will result in increased adoption of our products by current and prospective customers. For example, we have committed, and expect to continue to commit, significant resources towards developing new products and enhancements by combining our communications products with contextual data and AI. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, customer value and the ability to provide rapid time-to-value for our customers, and the emergence of competing products and services that may be delivered at lower prices, more efficiently, conveniently or securely, or render our products obsolete. For example, if user authentication practices evolve to reduce or eliminate the use of one-time passwords, our revenue could be adversely affected. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue or increase our gross profits. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is at times driven by our developer community and may be outside of our control.

If we are unable to successfully and cost-effectively develop and drive adoption of new products, anticipate and keep pace with changes in technology, customers' needs and expectations, and industry standards, or provide rapid time-to-value to our current and prospective customers, our business, results of operations and financial condition would be adversely affected.

The success of our products depends, in part, on our ability to integrate them with third-party products used by us or our customers and to ensure that they operate effectively with evolving platforms and technologies.

The providers of third-party products with which our products are integrated may modify the features, functionality, pricing, and other terms and conditions with respect to such products in a manner adverse to us and to our customers. If we are unable to maintain the integrations between our products and such third-party products, our ability to meet the needs and expectations of our customers could be adversely affected, which could adversely affect our business. Our platform must integrate with and leverage a variety of infrastructure, network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to new integrations and changes and innovation in integrated technologies which may present significant complexity, obstacles or other adverse impacts on our products or our business. For example, we recently launched a new channel using Rich Communication Services ("RCS") and we are working on a channel for Apple Messages for Business. We are also focused on the interoperability of our products across the data ecosystem. Third-party platforms may also implement changes to their policies or practices regarding privacy or other matters that may adversely impact us or our customers. In addition, our network service providers, mobile device operating system providers or inbox service providers may adopt new filtering technologies in an effort to combat spam or robocalling. For example, Apple, Google, Yahoo and other mobile device operating system providers or inbox service providers have developed, and may in the future develop, new applications or functions intended to filter spam and unwanted phone calls, messages or emails. Such technologies may inadvertently filter desired messages or calls to or from our customers. If mobile device operating system providers, inbox service providers or network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

If we fail to effectively manage our growth and strategic changes to our business, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources and systems, especially as we continue to focus on improving our operating efficiency. Although we have conducted workforce reductions in the past, we may experience employee growth in the future. We have also experienced significant growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. To manage our current and anticipated future growth effectively, we must continue to improve our operational, financial and management controls as well as our reporting systems and procedures, which has required, and will continue to require, us to commit substantial financial, operational, and technical resources.

We continue to scale the capacity of, and enhance the capability and reliability of, our technical infrastructure to support increased activity on our platform. Any failure to maintain performance, reliability, security, integrity and availability of our products and infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers or attract new customers. If we fail to efficiently scale and manage our infrastructure, or if our customers experience service disruptions or outages, our business, financial condition and operating results may be adversely impacted.

The current and prospective markets for our products are intensely competitive and rapidly evolving, and if we do not compete effectively or if these markets fail to grow as expected, our business, results of operations and financial condition could be harmed.

The current and prospective markets for our products are rapidly evolving, significantly fragmented and highly competitive, in some cases with relatively low barriers to entry, and may fail to grow as expected or decline over time. The principal competitive factors of these markets include completeness of offering, credibility with customers, ability to differentiate our products against competing offerings, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products, as well as our customers' perception of the value and necessity of our products and platform. Our competitors are primarily (i) CPaaS companies that offer communications products and applications, (ii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure, (iii) customer relationship management and customer experience vendors, (iv) standalone customer data platform vendors and (v) other software companies that compete with portions of our product line.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, lower operating costs, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements or changing economic conditions. Our competitors may also offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors have in the past and may in the future develop and market products and services with comparable functionality to our products, and this could lead us to decrease prices in order to remain competitive. In addition, customers may reduce or delay spending on our products or substitute alternative solutions in response to pricing pressures, budget constraints or changing business priorities.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. Industry developments and evolving technology, such as AI, may also impact our competitive landscape and the factors required to compete effectively in current or prospective markets. Our ability to grow will depend in part on our success in expanding the scope of our products and entering new markets, and there can be no assurance that the markets will grow or that our products will achieve meaningful adoption within them. As we expand the scope of our products, we may face additional competition and, in some cases, may find our products in competition with those of our customers, which could cause them to replace our products with competitive offerings. If one or more of our competitors were to merge or partner with another of our competitors or our suppliers, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, certain of our competitors have engaged in acquisition activity, and we expect that our competitors will continue to evaluate the acquisition of companies and technologies that could increase competition with our products in the future. In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our business, results of operations and financial condition also depends, in part, on our ability to establish, maintain and expand relationships through resellers, distributors, and strategic partners, including ISVs, technology partners and systems integrators. A portion of our revenue is derived from sales made by these partners and any one of them may later decide to sell their own products or those of third parties that may be competitive with our products. A loss or reduction in sales of our products through these third parties could adversely affect our revenue and other results of operations.

We have a history of losses and may not achieve or sustain profitability in the future.

While we achieved net income of $33.8 million in the year ended December 31, 2025, we have incurred net losses in each preceding year since our inception, including net losses of $109.4 million and $1.0 billion in the years ended December 31, 2024 and 2023, respectively. In addition, while we have experienced revenue growth in prior periods, it is not indicative of future revenue growth, and our revenue and revenue growth for any quarterly or annual period should not be relied upon as an indication of our future revenue or revenue growth for any future period. If we are unable to generate and sustain increased revenue levels and manage our operating expenses, we may not achieve and sustain profitability and, even if we do, we may not be able to increase our level of profitability or achieve our stated profitability goals. As we implement additional initiatives to increase revenue, our operating expenses may continue to rise over the long term, potentially including, among other things: investments in our engineering team; improvements in security and data protection; the development of new products, features and functionality and enhancements to our platform; sales and marketing; expansion of our operations and infrastructure, both domestically and internationally; and general administration, including legal, accounting and other expenses related to being a public company. Our efforts to grow our business may be more costly than we expect, and if our revenue growth does not meet estimates, we may not be able to offset our associated operating expenses, which could prevent us from achieving and sustaining profitability, or maintaining or increasing cash flow. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, or if we incur significant losses, the value of our business and common stock may significantly decrease.

We depend largely on the continued services of highly skilled personnel, including our senior management and other key employees, and the inability to attract, integrate or retain such employees could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of highly skilled personnel, including our senior management and other key employees, to execute on our business plan, to develop our products and platform, to deliver our products to customers, to attract and retain customers and to identify and pursue opportunities to expand our business. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry. In addition, we have experienced and may in the future experience employee attrition, which could significantly delay or prevent the achievement of our business objectives, and any resulting influx of new employees may require us to expend time, attention and resources to recruit and retain employees, restructure parts of our organization and train and integrate new personnel. If we fail to effectively manage attrition, and to hire, integrate and adequately incentivize our personnel, our efficiency and ability to meet our financial and operational targets, as well as our corporate culture, employee morale, productivity and retention, could suffer, and our business and operating results would be adversely impacted.

Any of our executive officers may terminate employment with us at any time with no advance notice. We have experienced, and may continue to experience, high attrition among our senior management team and key employees. The replacement of any of our senior management or other key employees will involve significant time and costs, and any loss of services of any such key employee for any reason could significantly delay or prevent the achievement of our business objectives and our financial and operational targets, and could adversely affect our business, results of operations and financial condition.

Additionally, we have implemented several reductions in workforce and efforts to restructure our business in the past and may in the future implement other reductions in force. Our reductions in force may result in unintended consequences, including employee attrition beyond the intended reduction in force, damage to our corporate culture and decreased employee morale among remaining employees, diversion of management attention, damage to our reputation as an employer, which could make it more difficult for us to hire new employees in the future, delays in meeting our financial and operational targets, and the loss of institutional knowledge and expertise of departing employees.

The labor market for our business is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. Volatility in, or the actual or perceived lack of performance of, our stock price may affect our ability to attract, motivate and retain key employees. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company and products, particularly among developers and enterprises, is critical to achieving widespread acceptance of our platform, to strengthening our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high-quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our markets become more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity, and disruption or deterioration in the quality of these services or changes in provider fees that we pay in connection with the delivery of communications on our platform could adversely affect our business, results of operations and financial condition.

We interconnect with fixed and mobile network service providers around the world to deliver our products. Although we have, or are in the process of acquiring, authorization to provide voice and messaging services and for direct access to phone numbers in many countries, we expect to continue to rely to some extent on network service providers for these services. Reliance on network service providers subjects us to regulatory, competitive and other industry related changes over which we have little or no control. In addition, our reliance on network service providers subjects us to fees, penalties, administrative and technical requirements, each of which are subject to change. Similarly, in some cases, we utilize intermediaries for direct access to networks. Although we have, or are in the process of securing, direct connections with network service providers in many countries, we expect to continue to rely on intermediaries for these services to some extent. These intermediaries also charge us changing fees and at times have offerings that compete directly with our products. We also interconnect with internet service providers around the world to deliver our email products, and expect to continue to rely on such providers.

Reliance on these providers poses risks to the quality of our services, primarily by limiting our control, operating flexibility, and ability to timely identify and respond to necessary service changes, and by subjecting us to service interruptions or outages. Reliance on such providers in the past has caused, and may in the future cause, errors, service outages, security incidents, or poor-quality communications on our products, and we could encounter difficulty identifying the source of the problem. This has in the past, and may in the future, cause harm to our brand, result in lost revenue, and cause us to lose existing and prospective customers.

The fees we pay to these providers also subject us to risks. We are exposed to significant fluctuations in applicable fees paid to network service providers, intermediaries, and internet service providers. These fees are outside of our control and we are not able to predict the magnitude or timing of changes to such fees. Additional or increased fees charged by such providers have resulted, and could in the future result, in increases to our costs and other impacts on our financial results. For example, recent increases to A2P messaging fees charged by major U.S. mobile carriers are expected to create a modest headwind on our margins going forward, and such fees may increase further over time. In some markets, fees charged by our network service providers change daily or weekly. We may not be able to change our customer pricing as rapidly, and absorbing these costs could adversely affect our business and results of operations. Further, even when we do pass fee increases through to customers, it typically increases revenue and cost of revenue such that while gross profit dollars are not impacted, it has a negative impact on gross margins. While historically we have responded to many fee increases through negotiating efforts, absorbing increased costs or passing fees through to customers, we may be unable to respond in these ways in the future without a material negative impact to our business. Our ability to respond to fee increases may also be constrained by equivalent increases by other providers in a particular market, fees that are disproportionately large compared to underlying prices paid by our customers, or market or other conditions limiting our ability to increase the prices we charge for our products.

We also face risks related to losing access to these services. Many of these providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. We may not be able to replace these services on a cost-effective basis, or at all, and even if we can, replacing providers may be time-consuming, costly and result in delays.

Any of the foregoing consequences of our reliance on network service providers, intermediaries and internet service providers to deliver our products could adversely impact our business, results of operations and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

We face risks associated with optimally pricing our products, particularly given the dynamic nature of our usage-based pricing. The fees that we pay to network service providers can vary, in some markets daily or weekly, differ across countries, and are affected by volume and other factors that may be outside of our control and which are difficult to predict. As a result, we may incur increased costs that we may be unable or unwilling to pass through to our customers. If we do pass increased fees through to our customers, it could adversely affect customer relationships or cause customers to seek lower-cost alternatives.

We periodically adjust the pricing for our products and expect to continue to. Many of our usage-based customers have contracts with negotiated pricing, and our subscription contracts also have negotiated pricing. New products or price reductions by competitors may prevent us from retaining or attracting customers based on our historical pricing, and we may otherwise be required or choose to reduce our pricing. Any such price reductions, lost customers, or other failure to optimize our pricing could adversely impact our business, results of operations and financial condition.

Our international operations expose us to risks inherent in global operations.

In the years ended December 31, 2025, 2024 and 2023, we derived 36%, 35% and 34% of our revenue from customer accounts located outside the United States, respectively. The future success of our business will depend, in part, on our ability to strategically maintain and expand our customer base worldwide. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we face in the United States.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- the difficulty of managing and staffing international operations and the increased operations, travel and infrastructure and other costs associated with servicing international customers and operating numerous international locations, including collecting accounts receivable and having longer payment cycles, higher or more variable network service provider fees and other costs associated with the need to adapt and localize our products and support for foreign countries;

- new and different sources of global competition affecting our ability to effectively price our products in competitive international markets;

- implementing and reconciling technical controls to address different technical standards, data privacy, data protection and telecommunications regulations, and registration and certification requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

- our ability to comply with laws, regulations, customs and industry standards in countries and other regions in which we operate or do business, and the associated costs and management attention required to support such compliance, including with respect to data privacy, data protection, data localization, cybersecurity, intellectual property rights, environmental and sustainability matters, as well as export controls, sanctions, anti-bribery and anti-corruption matters;

- international tax and trade policies, tariffs, and other non-tariff barriers;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds; and

- political or social unrest, economic instability, conflict or war in a specific country or region in which we, our customers, partners or service providers operate, which could have an adverse impact on our operations in the region or otherwise have a material impact on regional or global economies, any or all of which could adversely affect our business.

Also, due to costs from our international operations and network service provider fees outside of the United States, which generally are higher than domestic rates, our gross margin for messages terminating internationally is typically lower than our gross margin for messages terminating domestically. As a result, our gross margin has been, and may continue to be, adversely impacted by our international operations. If we, or our international business partners, fail to manage any of these risks successfully, it could harm our international operations and adversely affect our business, results of operations and financial condition.

We may not realize potential benefits from our acquisitions, partnerships and investments because of difficulties related to integration, the achievement of synergies, and other challenges.

Our success will depend, in part, on our ability to expand our products and grow our business to meet the needs of current and prospective customers. In some circumstances, we may determine to do so through acquisitions, partnerships or investments in businesses and technologies that are complementary to our business. There can be no assurances that such transactions will result in the anticipated benefits, and it is possible that there could be a loss of our key employees and customers, disruption of ongoing businesses or unexpected issues, higher than expected costs, the diversion of management attention and resources from day-to-day business operations and an overall post-completion process that takes longer than originally anticipated. In addition, the following issues, among others, may need to be addressed in order to realize the anticipated benefits of any acquisitions, partnerships or investments:

- combining the acquired businesses' corporate functions with our corporate functions;

- combining acquired businesses with our existing business in a manner that permits us to achieve the synergies anticipated to result from such acquisitions, the failure of which would result in the anticipated benefits of our acquisitions not being realized in the time frame currently anticipated or at all;

- maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

- determining whether and how to address possible differences in corporate cultures and management philosophies;

- integrating the companies' product, compliance, administrative and IT infrastructure;

- developing products and technology that allow value to be unlocked in the future;

- incurring significant, nonrecurring costs to integrate our operations with those of acquired businesses, including the costs to maintain employee morale and retain key employees;

- evaluating and forecasting the financial impact of such acquisitions, partnerships and investments, including accounting charges; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

From time to time, we may also divest or stop investing in certain businesses or products. The sale of a business or product has in the past and may in the future require us to restructure operations and/or terminate employees and could expose us to unanticipated ongoing obligations and liabilities, including as a result of our indemnification obligations. During the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers, or suppliers, and that the transaction may not close, which could have an adverse effect on the business to be divested and on us. Divestitures or winding down businesses or products can also disrupt our customer, supplier and/or employee relationships and divert the time and attention of our management and employees. Additionally, we may experience harm to our financial results, including loss of revenue, and we may not realize the expected benefits and cost savings of these actions and our operating results may be adversely impacted.

Risks Related to Cybersecurity, Data Privacy and Intellectual Property

Breaches of or other incidents impacting our networks or systems, or those of our third-party service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant loss or unavailability of data and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers, vendors and other business partners. Moreover, our platform stores, transmits, and otherwise processes our, our customers' and our partners' proprietary, confidential, and sensitive data. We also rely on various third-party service providers – including network service providers, internet service providers, telecommunications carriers, and providers of cloud infrastructure and cloud communications – for business operations, to operate our platform and to deliver our products, as well as third-party technology and intellectual property.

We have been targeted by threat actors seeking unauthorized access to our systems or data, or that of our customers or third-party service providers, or to disrupt our operations or ability to provide our services. Our third-party service providers have also been targeted. Our platform and our underlying infrastructure, the information we store and process, and those of our third-party service providers, are subject to evolving threats and have in the past and may in the future be subject to breaches, compromises, disruptions, or other incidents, including as a result of the following:

- fraud, social-engineering attacks (such as phishing) and other third-party attempts to induce our employees, customers or partners to disclose sensitive information to gain access to our customers' data or systems, or our data or our systems;

- efforts by hackers or sophisticated groups, such as criminal organizations, state-sponsored organizations or nation-states, to launch coordinated cyberattacks on internally built infrastructure or on third-party cloud-computing platform providers, including malicious code, ransomware, destructive malware, supply chain attacks and distributed denial-of-service attacks;

- third-party attempts to abuse our marketing, advertising, messaging or products and functionalities to impersonate persons or organizations and disseminate information that is false, misleading or malicious;

- attacks on, malfunctions or unavailability of, or other vulnerabilities in, the underlying networks and services that power the internet or that our products otherwise depend on, many of which are not under our control or the control of our customers or partners;

- attacks facilitated or enhanced by AI, including deep fakes; and

- employee fraud, misconduct or error, including resulting from efforts to bribe, extort, infiltrate or otherwise compromise our or our service providers' workforce.

Cyberattacks and other malicious activity continue to become more sophisticated, targeted and inexpensive to conduct, and to increase in frequency and magnitude. These include ransomware and cyber extortion attacks, which can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may reduce the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments, such as due to applicable laws or regulations prohibiting such payments. Geopolitical tensions and events may further heighten risks we and our service providers face from breaches and other incidents.

We make, and expect to continue to make, significant investments in processes and controls designed to mitigate risks associated with breaches and other incidents, including to evaluate and respond to known and potential risks. These investments are, and could increasingly be, costly, and may not be effective or prevent a material incident. Our ability to effectively mitigate these risks may be impacted by, among other factors:

- the rapidly evolving nature of techniques to breach, compromise, or disrupt IT systems and infrastructure, including increasing use of AI technologies, such that we may not be able to recognize such techniques until launched against a target, or anticipate, prevent, or timely respond to them, increasing the likelihood and magnitude of damage of a breach or other incident;

- the increasing complexity of our internal IT systems, including as we adopt new technologies, including AI solutions, and incorporate and secure IT environments from acquired companies;

- our reliance on third-party technology and service providers; and

- our limited control over customers and third-party providers (including those authorized by customers to access their data) and the processing of data by third-party providers, which may prevent us from maintaining the integrity or security of such data.

In the normal course of business, we experience, and have experienced, cyberattacks and other security incidents, which have in the past and may in the future cause harm to our business. For example, in 2022, one such incident resulted in threat actors obtaining employee credentials and accessing customer data, and required us to notify affected customers and regulators and take steps to remediate the incident. While to date the security events we have experienced have not had a material financial impact, we may experience significant and material future incidents. Any security incident can result in loss, corruption, unavailability, or other unauthorized processing of confidential information or sensitive personal information. Any such event, or the perception that it has occurred, may also result in damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigation, fines, penalties, and other consequences and liabilities that could adversely affect our business, results of operation and financial condition. Laws and regulations require us to maintain security measures, and we may have contractual or other legal obligations to notify customers, government agencies, impacted individuals or other relevant stakeholders of security breaches or other incidents, which disclosures are costly and may cause widespread negative publicity and resulting harm, among other adverse consequences. Further, the detection, prevention, and remediation of known and potential security incidents, including determining whether an incident is notifiable or reportable, may not be straightforward and result in additional direct or indirect costs to respond or alleviate the consequences of the actual or perceived incident, such as additional infrastructure capacity spending to mitigate system degradation or reallocation of resources from development activities. We maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages, but such insurance may not be sufficient to cover the potentially significant losses resulting from a security breach or other incident, may be denied with respect to a particular claim, or may not remain available in the future on acceptable terms or at all.

Our actual or perceived failure to comply with increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and cybersecurity could harm our reputation and subject us to significant fines and liability or loss of business.

We are subject to increasing legal, regulatory, and contractual obligations relating to privacy, data protection and cybersecurity that affect how we process personal data in the jurisdictions where we and our customers operate. Our obligations change frequently due to new or modified laws and regulations, as well as court rulings interpreting or invalidating them. These evolving obligations involve significant compliance costs and operational challenges, and increasingly expose us to enforcement actions and other proceedings or actions, sanctions, and litigation, as well as regulatory and public scrutiny of our practices relating to personal information. We expect the increasing breadth and depth, and changing nature of, these obligations to continue to require significant resources, including to review our technology, systems and processes against changing requirements. They may also limit our ability to use personal data for new products, including those relying on AI-related technologies.

In the United States, for example, the California Consumer Privacy Act (as amended by the California Privacy Rights Act of 2020, the "CCPA") provides our customers, employees, and other individuals certain rights related to their personal information. The federal government has also proposed, and numerous other states are considering or have proposed and/or enacted, laws and regulations addressing privacy and cybersecurity. Internationally, the regulatory landscape is increasingly complex and fragmented and compliance increasingly financially burdensome. For example, in the European Union ("EU"), the General Data Protection Regulation ("GDPR") imposes significant requirements regarding the processing of personal information, including related to transparency, individuals' privacy rights, compliance contracting, data minimization, data breach notification, data retention, security, and international data transfers. Other international privacy and data protection laws also impose strict requirements, such as related to marketing communications and deployment of cookies. Together, this patchwork of global requirements presents significant compliance challenges, and subjects us to possible fines, sanctions, litigation, and other adverse consequences. For example, under the GDPR, regulators may impose temporary or definitive bans on data transfers or other processing, require deletion, and impose significant fines, potentially ranging up to 4% of our worldwide revenue.

We must also comply with increasing laws and regulations relating to data residency, data localization, and the transfer of data across territorial boundaries, arising from the fact that our primary data processing facilities are in the United States. For example, the GDPR restricts the transfer of personal data from the EU to the United States and other countries that are not deemed to have implemented adequate data protection measures, and other jurisdictions have proposed and enacted laws relating to cross-border data transfer or requiring personal information to be stored in the jurisdiction of origin. We use a variety of legal transfer mechanisms to transfer personal data across borders, including standard contractual clauses and the E.U.-U.S. Data Privacy Framework, whose use is subject to ongoing review and litigation, and we may not be able to continue to rely on these or other transfer mechanisms. As a result of this uncertainty, we have encountered hesitancy, reluctance or refusal by European and multinational customers to use our services. If we are unable to maintain valid mechanisms for cross-border data transfer, we and our customers may face increased exposure to regulatory actions, significant fines, or injunctions against processing or transferring personal information from Europe or elsewhere. Any inability to transfer personal information to the United States or other jurisdictions, or costly restrictions on such transfer, may also limit our ability to collaborate with partners and customers, require us to increase our data processing capabilities in Europe and/or other jurisdictions at significant expense, and/or otherwise negatively impact our business.

Additionally, as a provider of interconnected VoIP service, we must also comply with certain U.S. federal privacy laws and regulations, including Section 222 of the Communications Act of 1934, as amended, and the FCC's customer proprietary network information rules. We are also subject to state rules and obligations that have been proposed or adopted, or may be in the future. We are also subject to other rapidly changing technology- and industry-specific laws, regulations and obligations. For example, we expect increased global regulation in the use of AI and ML such as the recent AI Act in Europe, which imposes onerous obligations related to the development, placement on the market and use of AI systems. Various countries and a growing number of U.S. states are also enacting legislation regulating aspects of AI or AI generally. We may need to change our business practices to comply with obligations under these or other new and evolving regimes, and face significant compliance challenges, liability, or other risks.

We also have contractual obligations relating to privacy, data protection and cybersecurity that are increasingly stringent due to related legal and regulatory changes and the expansion of our offerings. For example, certain laws and regulations, such as the GDPR and CCPA, require our customers to impose contractual restrictions on their service providers. In addition, we support customer workloads involving the processing of protected health information and are required to sign business associate agreements with customers that subject us to certain requirements under federal and state laws governing health information, such as the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009.

Taken together, evolving legal, regulatory and contractual obligations pertaining to privacy, data protection, cybersecurity and AI may require us to expend resources to modify our practices and products, reduce demand for our platform, increase our costs, restrict our ability to store and process data, inhibit product functionality or the development of new products and features, or impact our ability to operate in certain locations, any of which could impair growth or otherwise harm our business. Further, any actual or perceived non-compliance with these laws, regulations, contractual commitments, or other actual or asserted obligations, including industry standards, pertaining to privacy, data protection , cybersecurity or AI could subject us to regulatory audits or inquiries, civil and criminal penalties, or significant fines, or lead to costly legal action, breach of contract claims, adverse publicity, significant liability, inability to process data, and decreased demand for our services, any of which could adversely affect our business, results of operations, and financial condition.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and other intellectual property laws, contractual provisions, and internal processes, procedures, and controls in an effort to establish, maintain, enforce, and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some countries do not protect intellectual property or proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of such rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We also rely, in part, on contractual confidentiality obligations we impose on our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These obligations may not effectively prevent unauthorized disclosure or use of our confidential information, and it may be possible for unauthorized parties to copy or access our software or other proprietary technology or information, or to develop similar products independently without us having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we may not be able to assert any trade secret rights against those parties.

We may be required to spend significant resources to monitor, enforce, maintain, and protect our intellectual property and proprietary rights. Litigation brought to protect and enforce our intellectual property or proprietary rights could be costly, time-consuming and distracting to management, result in a diversion of significant resources, or the narrowing or invalidation of portions of our intellectual property. Our efforts to enforce our intellectual property or proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our failure to meaningfully protect our intellectual property and proprietary rights could have an adverse effect on our business, results of operations and financial condition.

We have been sued and may, in the future, be sued by third parties for alleged infringement of their intellectual or other proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. We may also introduce or acquire new products or technologies, including in areas where we historically have not participated, which could increase our exposure to intellectual property infringement claims brought by third parties. Our future success depends, in part, on not infringing the intellectual property or proprietary rights of others and we may be unaware of such rights that may cover some or all of our technology or intellectual property. We have from time to time been subject to claims that our products or platform and underlying technology are infringing upon third-party intellectual property or proprietary rights. We may be subject to such claims in the future and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses (including settlement payments and costs associated with litigation) and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms.

Additionally, our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or are otherwise liable to them for losses suffered or incurred by them as a result of claims of intellectual property infringement. Although we typically limit our liability with respect to such obligations through such agreements, we may still incur substantial liability related to our indemnification obligations.

Regardless of the merits or ultimate outcome of any claims of infringement, misappropriation, or violation of intellectual or other proprietary rights that have been or may be brought against us or that we may bring against others, these types of claims, disputes, and lawsuits are time-consuming and expensive to resolve, divert management's time and attention, and could harm our reputation. Litigation is inherently unpredictable and we cannot predict the timing, nature, controversy or outcome of disputes brought against us or assure you that the results of any of these actions will not have an adverse effect on our business, results of operations or financial condition.

We rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from third parties in certain of our products and our platform, and for business operations, and we expect to license additional third-party technology and intellectual property in the future. Licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute third-party technology could limit the functionality of our products or platform and could require us to redesign our products or platform. In addition, if the third-party technology and intellectual property we use has errors, service outages, security vulnerabilities, or otherwise malfunctions, our business operations or the functionality of our products and platform may be negatively impacted, our customers may experience outages or reduced service levels, and our business may be adversely affected.

For example, we outsource a substantial majority of our cloud infrastructure to Amazon Web Services ("AWS"), which hosts our products and platform. Our customers need to be able to reliably access our platform, without material interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that we may experience interruptions, delays and outages in service and availability in the future due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be caused by a number of potential causes, including technical failures, natural disasters, public health epidemics or pandemics, fraud or security attacks. In addition, if our security,

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or that of AWS, is compromised, if our products, platform or customer data become unavailable, or if our users are unable to use our products within a reasonable amount of time or at all, any one of which may be due to circumstances beyond our control, then our business, results of operations and financial condition could be adversely affected. In some instances, we may encounter difficulties or otherwise not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance and to troubleshoot performance issues, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, or through other factors that may result in interruptions, delays and outages in service and availability of our products and/or services, our business, results of operations and financial condition may be adversely affected. In addition, if Amazon.com, Inc. ("Amazon") requires that we comply with unfavorable terms in order to continue our use of AWS or if Amazon implements any changes in its service levels for AWS, the changes may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

The substantial majority of the services we use from AWS are for cloud-based reserve service capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve service capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity protocols. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement if we fail to cure a breach of the agreement within 30 days of our being notified of the breach and, in some cases, AWS may suspend the agreement immediately for cause upon notice. Although we expect that we could procure similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions to our platform and encounter difficulties in our ability to make our products reliably accessible by customers, as well as delays and additional expenses in procuring, implementing, and transitioning to alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using or reduce their usage of our products, discourage customers from renewing their contracts, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Open source software presents certain risks in addition to those of third-party technology and intellectual property generally. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third-party that distributes such open source software were to allege that we had not, or have not, complied with the terms and conditions of the license for such open source software, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, damage our reputation, give rise to increased scrutiny regarding our use of open source software, result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

The use of AI technologies in our platform and our business may not produce the desired benefits, and may result in increased liability, reputational harm, or other adverse consequences.

We have deployed, and continue to develop and incorporate, AI solutions and features in our platform and our business, and these solutions and features may become more important to our operations, future growth or competitiveness over time. We expect to rely on AI solutions and features to help drive future growth and efficiency in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI in a timely or cost-effective manner. For example, we

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are focused on continued product innovations to combine our communications products with contextual data and AI. We are also building out new AI capabilities internally, including AI automation and agents in our self-service platform and in our internal operations. We may also fail to properly implement or market our AI solutions and features. Our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our ability to effectively implement and market our AI solutions and features will depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with the skills and technical knowledge that we will require. Additionally, our offerings based on AI may expose us to additional claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, our business, financial condition and results of operations may be adversely affected if content or recommendations that AI solutions or features assist in producing are or are alleged to be deficient, inaccurate, harmful, or biased, or if such content, recommendations, solutions, or features or their development or deployment (including the collection, use, or other processing of data used to train or create such AI solutions or features) are found to have or alleged to have infringed upon or misappropriated third-party intellectual property rights or violated applicable laws, regulations, or other actual or asserted legal or contractual obligations to which we are or may become subject. If we fail to obtain any required permissions to collect, use, or otherwise process data, including personal information, in relation to AI solutions or features, or if we jeopardize the privacy or security of such information, it could adversely affect our business, results of operations and financial condition. The legal, regulatory, and policy environments around AI are evolving rapidly, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI, including by limiting or restricting our use of AI, require us to make significant changes to our policies and practices, and necessitate expenditure of significant time, expense, and other resources. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm.

Risks Related to Legal and Regulatory Matters

Certain of our products are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

As a provider of communications products and a licensed telecommunications provider, we are required to comply with many changing federal, state and international regulations, including relating to privacy, security, telecommunications, consumer protection, fraud and scam prevention, Know Your Customer and Know Your Traffic and other requirements and obligations, which often vary across the numerous jurisdictions in which we operate. Compliance with these requirements involves significant management attention and compliance costs, and can present operational challenges, onboarding delays and friction for our customers, require us to raise prices, restructure or discontinue our products, or limit our ability to expand into certain jurisdictions. If we do not comply with such requirements, we could face enforcement actions, significant fines, remedial directions to implement audits or new processes, loss of licenses, restrictions or prohibitions on our ability to operate or offer certain of our products, eroded customer trust, and damage to our brand and reputation, and other consequences. Any of the foregoing could adversely affect our business, results of operations and financial condition.

In the United States, at the federal level, we and/or our customers are required to comply with laws and regulations limiting telemarketing and certain technologies that enable automatic calling and/or messaging and establishing quiet hours for solicitations, such as the Telephone Consumer Protection Act of 1991 ("TCPA"), laws requiring assistance to law enforcement in electronic surveillance, requirements to pay regulatory fees and contributions to various federally administered funds, requirements to safeguard the privacy of certain customer information, and requirements aimed at mitigating illegal robocalls and robotexts, such as the implementation of call authentication technologies, and other compliance requirements. At the state level, some states have adopted, proposed or may propose, regulations that may subject us to additional registration, reporting, resiliency and/or compliance obligations, including laws similar to the TCPA.

We are also subject to varying international licensing obligations and communications regulations, including related to reporting requirements, provision of emergency services and of information to support emergency services, number portability, combatting scam and fraud, payment into universal service funds, and licensing fees, among others. As we expand into new countries, our potential regulatory and licensing obligations, and related scrutiny, increase. The international landscape continues to evolve, and in many cases involves significant uncertainties related to how the CPaaS business model fits into the communications regulatory framework. There is significant variation in requirements across international jurisdictions, including as to whether some or all of the services we offer are considered regulated telecommunications services. In addition, certain of our products may be used by customers located in countries where voice and other forms of Internet Protocol ("IP") communications may be illegal or require special licensing or in countries on a U.S. embargo list, and users in such countries may continue to use our products in those countries notwithstanding the illegality or embargo, or a local partner that we use to provide services may not comply with applicable governmental regulations, subjecting us to potential penalties or governmental actions that may be costly, harm our business and damage our brand and reputation.

Both in the United States and internationally, these requirements continue to change. For example, new federal, state, or international requirements could impose more or different robocall or robotext mitigation measures, limit the customers we are able to serve, extend telecommunications regulations to our non-interconnected VoIP services or messaging products, subject us to additional registration, reporting or resiliency compliance obligations, or subject us to other fees, taxes or obligations. The changing nature of these requirements increases the associated compliance costs, operational challenges, possibility of enforcement actions and other associated risks, and new or changed requirements, or interpretations or judicial actions related to them, may also adversely affect our business, results of operations and financial condition.

If we are unable to obtain, assign or retain geographical, mobile, regional, local or toll-free numbers, or to effectively process requests to port such numbers in a timely manner due to industry regulations, our business and results of operations may be adversely affected.

Our future success depends in part on our ability to obtain allocations of geographical, mobile, regional, local and toll-free direct inward dialing numbers or phone numbers as well as short codes and alphanumeric sender IDs (collectively, "Numbering Resources") in the United States and foreign countries at a reasonable cost and without overly burdensome restrictions. Our ability to obtain allocations of, assign and retain Numbering Resources depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans and the requirements of network service providers from whom we can provision Numbering Resources, such as conditional minimum volume call level requirements, as well as related costs and competitive demand.

In addition, in order to obtain allocations of, assign and retain Numbering Resources in many international jurisdictions, we are often required to be licensed by local telecommunications regulatory authorities. We have obtained licenses and are in the process of obtaining licenses in various countries in which we do business, but in some countries, the regulatory regime around provisioning of Numbering Resources is unclear, subject to change over time, and sometimes may conflict from jurisdiction to jurisdiction. These regulations and governments' approach to their enforcement, as well as our products and services, are evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant cost or changes in products or business practices that result in reduced revenue. In some countries where our or our customers' assignment and/or use of Numbering Resources in certain ways may violate applicable rules and regulations, we have been subjected to government inquiries and audits, and may in the future be subject to significant penalties or further governmental action, and in extreme cases, may be precluded from doing business in that particular country. We have also been required to reclaim Numbering Resources from our customers as a result of certain events of non-compliance. These reclamations result in loss of customers, loss of revenue, reputational harm, erosion of customer trust, and may also result in breach of contract claims, all of which could have an adverse effect on our business, results of operations and financial condition.

If we are unable to acquire or retain Numbering Resources, our voice and messaging products may be less attractive to potential customers. Certain popular area code prefixes have limited availability, and restrictive rules generally prevent us from obtaining or assigning certain number types. In addition, future growth in our customer base and those of other CPaaS providers may make it increasingly difficult to source larger quantities of Numbering Resources, and Numbering Resources may become more expensive or subject to more stringent regulation or conditions of usage.

Additionally, in some geographies, we support number portability, which allows our customers to transfer their existing phone numbers to us and thereby retain their existing phone numbers when subscribing to our voice and messaging products. Transferring existing numbers is a manual process that can take up to 15 business days or longer to complete. Any delay that we experience in transferring these numbers typically results from our dependency on network service providers to transfer these numbers, and these network service providers may refuse or substantially delay the transfer of these numbers to us. Number portability is an important feature to many potential customers, and failure to reduce delays may result in adverse regulatory enforcement, increased difficulty in acquiring new customers, or costs to compensate customers for certain failures in the porting process.

United States federal and state legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, certain states prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing or that contain content harmful to minors to email addresses listed on specified registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions in which we operate have enacted laws regulating the sending of email that are more restrictive than U.S. laws. For example, some foreign laws prohibit sending broad categories of email unless the recipient has provided the sender advance consent (or "opted-in") to receipt of such email. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and others' violation of our policies or other misuse of our platform to transmit unwanted, offensive or illegal communications, spam, social engineering scams, links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of regulatory penalties, litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages, voice calls, or e-mail may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the TCPA restricts telemarketing and the use of text messages without prior express consent. TCPA violations can result in significant financial penalties, as businesses can incur civil or criminal penalties imposed by the FCC, FTC, state attorneys general or other state actors or through private litigation. Regulatory enforcement is often public, which would result in reputational harm.

Class action suits are the most common method for private enforcement. This has resulted in civil claims against our company and requests for information through third-party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages, voice calls, or e-mail are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws, we could face direct liability.

Moreover, certain customers and others have in the past, and despite our prevention efforts, may in the future, use our platform to transmit unwanted, offensive or illegal communications, spam, social engineering scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions violate our policies. Our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such activity, particularly as it is facilitated or enhanced by evolving technologies, including AI. Such activity could damage our reputation and the effectiveness of our platform, and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Furthermore, enacting more stringent controls on use of our platform to combat such activity could increase friction for our legitimate customers and decrease their use of our platform.

Similarly, our products may be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams and other fraudulent schemes, such as phishing. Although our customers are required to set passwords or personal identification numbers to protect their accounts, third parties have in the past been, and may in the future be, able to access customers' accounts through fraudulent means and use the accounts for fraudulent activity. Furthermore, spammers attempt to use our products to send targeted and untargeted spam communications. We cannot be certain that our efforts to defeat spamming attacks will be successful in eliminating all spam communications from being sent using our platform. In addition, a security breach of, or security incident impacting, our customers' systems could result in exposure of their authentication credentials, unauthorized access to their accounts or fraudulent calls on their accounts, any of which could adversely affect our business, results of operations and financial condition.

Our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws or of contractual requirements imposed by carriers, such as the CTIA Shortcode Agreement, The Campaign Registry, carrier codes of conduct and similar policies. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our Acceptable Use Policy and our email and messaging policies and, in certain circumstances, to review their email, messages and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers' or other users' activities will result in violations of carrier policies which could result in fines, administrative delays, or service interruptions. We also cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable state or federal law, or whether that possibility could become more likely if changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act, are enacted. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products and services such as our products and platform.

The current legislative and regulatory landscape regarding the regulation of the internet is subject to uncertainty. For example, in January 2025, the U.S. Court of Appeals for the Sixth Circuit struck down the FCC's net neutrality rules, and it is unlikely that similar federal rules will be adopted. Without federal net neutrality rules, we cannot predict whether internet access service providers may be able to limit our users' ability to access our platform or make our platform a less attractive alternative to our competitors' applications. Moreover, several states have enacted or are considering state-level legislation or executive action that would implement certain net neutrality protections. State broadband regulations have been upheld by courts in certain jurisdictions, creating the potential for a patchwork of disparate regulatory regimes and operational challenges.

In a related regulatory context, while the EU requires equal access to internet content, under its Digital Single Market initiative the EU may impose additional requirements that could increase our costs. If new FCC, EU, or other rules directly or inadvertently impose costs on online providers like our business, our expenses may rise. Were any of these outcomes to occur, our ability to retain existing users or attract new users may be impaired, our costs may increase, and our business may be significantly harmed.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by "viruses," "worms," and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Our global operations subject us to potential liability under export controls, economic sanctions, customs, anti-corruption, and other laws and regulations, and violating these laws could subject us to liability and impair our ability to compete in international markets.

Certain aspects of our business are subject to international trade laws, including U.S. export control laws and regulations, U.S. customs laws and regulations, and U.S. economic sanctions laws and regulations, as well as other similar laws and regulations in other countries in which we do business. Exports and imports of our products and the provision of our services must be made in compliance with these laws, which include varying prohibitions on the sale, export, or supply of our products and services to certain sanctioned countries, regions, governments, entities, or individuals. We take precautions to prevent our products from being imported or exported and our services from being provided in violation of these laws; however, we are aware of certain of our products and services being provided to, procured from, or that involve dealings with, a small number of individuals and entities that are the subject of, or are located in countries or regions subject to, sanctions regulations administered by U.S. and foreign governmental authorities. If we fail to comply with these laws, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; criminal liability, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

Any change in these laws or other regulatory requirements affecting trade and investments, shift in the enforcement or scope of existing laws, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers outside of the United States. Any decreased use of our products and services or limitations on our ability to export our products and provide our services could adversely affect our business, results of operations and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers' ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

We are also subject to U.S. and foreign anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act, as amended ("FCPA"), the UK Bribery Act 2010, and other anti-corruption laws and regulations in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from directly or indirectly authorizing, offering, or providing, improper payments or things of value to recipients in the public or private sector, and also require that we maintain accurate books and records and adequate internal controls and compliance procedures designed to prevent violations. We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. It is possible that our employees, agents, representatives, business partners or third-party intermediaries could fail to comply with our policies and applicable laws and regulations, for which we may ultimately be held responsible. Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, significant fines and penalties, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action would likely result in a materially significant diversion of management's attention and resources, significant defense costs and other professional fees.

The standards imposed by private entities and inbox service providers to regulate the use and delivery of email have in the past interfered with, and may continue to interfere with, the effectiveness of our platform and our ability to conduct business.

From time to time, private entities and inbox service providers impose requirements that impact our and our customers' ability to use and deliver email. For example, some of our IP addresses have become, and we expect will continue to be, listed with one or more denylisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses denylisted due to our scale and volume of email processed, compared to our smaller competitors. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, denylisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations. For example, in 2024 and 2025, Google, Yahoo and Microsoft began enforcing new email sender requirements aimed at sender authentication, including Domain-based Message Authentication, Reporting and Conformance ("DMARC") record requirements, requiring us to devote time and resources toward compliance efforts. These or similar authentication requirements imposed in the future could result in reduced volumes for our email products and could adversely affect our business, financial condition and results of operations.

Additionally, inbox service providers can block emails from reaching their users or categorize certain emails as "promotional" emails and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. The implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or services to comply with the changed policy in a reasonable amount of time. If the open rates of our customers' emails are negatively impacted by the actions of inbox service providers to block or categorize emails then customers may question the effectiveness of our platform and cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims or the costs to defend such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business. If we are required to make substantial payments or implement significant changes to our operations as a result of legal proceedings or claims, our business, results of operations and financial condition could be adversely affected.

Risks Related to Financial and Accounting Matters

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global geopolitical events, economic events, public health epidemics and pandemics, actual or potential tariffs and other events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in U.S. dollars, we have also conducted business in currencies other than the U.S. dollar. We expect to expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at our non-U.S. locations in the respective local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

In addition, our international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our common stock could be adversely affected.

We have implemented a program to hedge transactional exposure against the Euro, and may do so in the future with respect to other foreign currencies. We also use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

As of December 31, 2025, we had $1.0 billion of indebtedness outstanding (excluding intercompany indebtedness). Our indebtedness may:

- limit our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities, acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, business opportunities, acquisitions and other general corporate purposes;

- expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under a future revolving credit facility, may be at variable rates of interest; and

- increase our cost of borrowing.

In addition, the indenture which governs our 3.625% notes due 2029 (the "2029 Notes") and our 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes") contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could permit the trustee, or permit the holders of the Notes to cause the trustee, to declare all or part of the Notes to be immediately due and payable or to exercise any remedies provided to the trustee and/or result in the acceleration of substantially all of our indebtedness. Any such event would adversely affect our business, results of operations and financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We may be forced to sell assets, seek additional capital, or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our debt will depend on, among other things, the condition of capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture that governs the Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness and our financial condition. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding restricted stock units. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities, our ability to repurchase stock, and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

We rely on assumptions and estimates to calculate certain of our business metrics, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

We rely on assumptions and estimates to calculate certain of our business metrics that we disclose in SEC filings, press releases and other materials, including Active Customer Accounts and Dollar-Based Net Expansion Rate. Our metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate our metrics are based on internal data and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring our business or components of our business. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if they disagree with our methodologies, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and business combinations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Changes in accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification ("ASC") 842, "Leases" that became effective January 1, 2019, had a material impact on our consolidated financial statements as described in detail in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

Events or changes in circumstances may require us to record impairment charges related to our intangible assets, goodwill or investments.

We review our intangible assets, goodwill and equity method investment for impairment in accordance with applicable accounting requirements. As of December 31, 2025, we carried a net $5.4 billion of goodwill and intangible assets and $301.6 million related to our equity method investment. An adverse change in market conditions or significant changes in accounting conclusions, particularly if such changes have the effect of changing one of our critical assumptions or estimates, have in the past resulted, and could in the future result, in a change to the estimation of fair value resulting in an impairment charge to the underlying asset. Our results of operations may be adversely affected as a result of any such charges. For example, during the year ended December 31, 2025, we recorded an impairment of our equity method investment totaling approximately $80.6 million, as described in additional detail in Note 12 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, if we acquire additional businesses, we may not be able to successfully integrate the acquired operations and technologies and maintain internal control over financial reporting, if applicable, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, and could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Risks Related to Tax Matters

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.

As of December 31, 2025, we had U.S. federal, state and foreign net operating loss carryforwards ("NOLs"), of $2.9 billion, $2.4 billion and $1.0 billion, respectively. Utilization of these NOLs depends on our future taxable income, and there is risk that a portion of our existing NOLs could expire unused and the use of our unexpired NOLs could be subject to limitations, which could materially and adversely affect our operating results. Under current law, our U.S. federal NOLs can generally be carried forward indefinitely, but the deductibility of such NOLs is generally limited to 80% of taxable income. Our state NOLs may also be subject to limitations, including periods during which the use of state NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California legislation limits the use of state NOLs for taxable years beginning on or after January 1, 2024 and before January 1, 2027.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, a corporation that undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes to offset post-change taxable income and taxes. Our existing NOLs and other tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in the future (which may be outside of our control), our ability to utilize NOLs and other tax attributes could be further limited.

We may have additional tax liabilities, which could harm our business, results of operations and financial condition.

In many of the jurisdictions in which we operate, non-income-based taxes, such as sales tax, value-added tax, goods and services tax, and telecommunications taxes, are assessed on our operations or our sales to customers. Such tax laws and rates vary by jurisdiction. One or more states or countries may seek to impose incremental or new indirect tax collection obligations on us. Any additional fees and taxes levied on our services by any state may adversely impact our results of operations.

Historically, we have not billed or collected indirect taxes in certain jurisdictions and, in accordance with GAAP, we have recorded a provision for our tax exposure in these jurisdictions when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. We reserved $42.8 million on our December 31, 2025 balance sheet for these tax payments. These estimates include several key assumptions, including, but not limited to, the taxability of our products, the jurisdictions in which we believe we have nexus or a permanent establishment, and the sourcing of revenues to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, our actual exposure could differ materially from our current estimates and reserves. If the actual payments we make to any jurisdiction exceed the accrual in our balance sheet, our results of operations would be harmed. In addition, some customers may question the incremental tax charges and seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

We are in discussions with certain jurisdictions regarding potential sales and other indirect taxes for prior periods that we may owe. If any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates, which may increase our costs of doing business and negatively affect the prices our customers pay for our products.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our taxes.

We are subject to taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

Changes in tax laws, including recently enacted U.S. federal tax legislation commonly referred to as the One Big Beautiful Bill Act (the "OBBB Act"), or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional taxes, which in turn could materially affect our financial position and results of operations. The OBBB Act could potentially increase our effective tax rate as we continue to expand our international operations in the coming years. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products.

As another example, the Organization for Economic Co-operation and Development (the "OECD") has proposed a global minimum tax ("Pillar Two"), contemplating a minimum tax rate of 15% for large multinational companies, and various countries have proposed or enacted implementing legislation. Notwithstanding the OECD's side-by-side elective safe harbor announced in January 2026 for U.S. parented groups, we may still face increased tax rates, compliance complexity and tax provision volatility as a result of Pillar Two.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been volatile and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our common stock has, and may continue to, fluctuate significantly in response to numerous factors, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our common stock by our stockholders;

- our issuance or repurchase of shares of our common stock;

- short selling of our common stock or related derivatives;

- changes in financial estimates or the publication of reports or statements by securities analysts or investors who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections or targets we may provide to the public, any changes in those projections or targets, or our failure to meet those projections or targets;

- announcements by us or our competitors of new products or services or related to acquisitions of businesses, products or technologies;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- changes in laws, industry standards, regulations or regulatory enforcement in the United States or internationally;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations or actual or anticipated changes in our strategy or the organization of our business;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management, including changes in the pace of hiring; and

- general political, social, economic and market conditions, in both domestic and foreign markets, and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares. Additionally, the shares of common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to applicable insider trading policies.

We may not realize the anticipated long-term stockholder value of our share repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

In January 2025, our board of directors authorized the repurchase of up to $2.0 billion of our common stock from time to time through a share repurchase program. As of December 31, 2025, we had repurchased $854.6 million of outstanding shares of our common stock under this program, such that approximately $1.1 billion remained available for purchase as of such date. Under our share repurchase program, we may make repurchases of stock through a variety of methods, including open share market purchases, privately negotiated purchases, entering into one or more confirmations or other contractual arrangements with a financial institution counterparty to effectuate one or more accelerated stock repurchase contracts, forward purchase contracts or similar derivative instruments, Dutch auction tender offers, or through a combination of any of the foregoing, in accordance with applicable federal securities laws. Our share repurchase program terminates at 11:59 pm Pacific Time on December 31, 2027, does not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of any share repurchase program.

If securities or industry analysts change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the trading price of our common stock would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our common stock or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our certificate of incorporation and bylaws include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- prohibiting stockholder action by written consent, instead requiring all stockholder actions to be taken at a meeting of our stockholders;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing for advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty owed by our directors, officers, employees or our stockholders;

- any action asserting a claim against us arising under the Delaware General Corporation Law; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine (the "Delaware Forum Provision").

The Delaware Forum Provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim under the Securities Act, for which the United States District Court for the Northern District of California has sole and exclusive jurisdiction (the "Federal Forum Provision"), as we are based in the State of California. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find the Delaware Forum Provision and the Federal Forum Provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

General Risks

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, security breaches and incidents, terrorism or war.

Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, public health epidemics or pandemics, terrorism, political unrest, cyber-attacks, geopolitical instability, war, the effects of climate change and other events beyond our control. For example, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. Natural disasters, public health epidemics or pandemics, such as the COVID-19 pandemic, and geopolitical events could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions and outages, reputational harm, delays in our development activities, lengthy interruptions in service, security breaches and incidents and loss or unavailability of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. In addition, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Any such events may result in users being subject to service disruptions or outages, and we may not be able to recover our technical infrastructure in a timely manner to maintain or resume operations, which may adversely affect our financial results.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

There has been a focus on ESG matters from governmental authorities, investors, customers and other stakeholders, whose expectations are evolving and may be contradictory. Our decisions regarding ESG-related initiatives, goals, or commitments, including whether to pursue them, and/or the extent to which we achieve them, may be scrutinized and could negatively impact our reputation, result in reduced customer demand or certain investors not purchasing or holding our stock, harm our ability to attract and retain qualified employees, or otherwise materially harm our business. Additionally, compliance with current or future legal requirements or stakeholder expectations regarding ESG matters, including disclosure and reporting obligations, may result in increased costs, and legal and operational risks.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Our board of directors is actively involved in oversight of cybersecurity, recognizing the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees.

Risk Management and Strategy

We have policies, standards, processes and practices for assessing, identifying, and managing risk from cybersecurity threats that are integrated into our risk management systems and processes. Utilizing a cross-functional approach, we focus on preserving the confidentiality, integrity, and availability of our information systems by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. As part of this approach, we have implemented controls and procedures that provide for the prompt escalation of certain cybersecurity incidents to enable timely decisions by management regarding the public disclosure and reporting of such incidents.

Our cybersecurity program is focused on the following key areas:

• *Governance.* As discussed in more detail under the heading "Governance" below, our board of directors oversees cybersecurity risk through regular interactions with our Chief Information Security Officer ("CISO") and other members of management. In addition, our board of directors, supported by our audit committee, oversees the risk management systems and processes into which cybersecurity risk is integrated.

• *Risk Assessment.* We conduct security assessments both internally and with the assistance of third parties to identify cybersecurity threats periodically and to identify any potentially material changes in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These security assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential impact of such risks, and the sufficiency and effectiveness of existing policies, procedures, systems, and controls to manage such risks. Risk themes identified during our risk assessments guide annual cybersecurity planning activities and investments to improve security coverage, technology capabilities and processes.

• *Technical Safeguards.* We deploy, maintain, and regularly monitor the effectiveness of technical safeguards that are designed to protect our information systems from cybersecurity threats. We align our security program to recognized frameworks and industry standards. We make investments in core security capabilities, including awareness and training, identity and access, incident response, product security, cloud security, enterprise security, and risk management, in order to enable us to better identify, protect, detect, respond to, and recover from evolving security threats. Our technical safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through internal and external security assessments and cybersecurity threat intelligence. We regularly assess our safeguards through internal testing by our assurance teams. We also leverage external third-party testing (e.g., penetration testing, attack surface mapping, and security maturity assessments) and seek third-party certifications (e.g., SOC2, ISO, and PCI DSS). Following our risk assessments, we evaluate whether and/or how to re-design and/or enhance our safeguards to reasonably address any identified risks or gaps.

- *Incident Response and Recovery Planning.* We have established comprehensive incident response and recovery plans that address the full lifecycle of our response to a cybersecurity incident. These plans are periodically tested and evaluated.

- *Third-Party Risk Management.* We identify and oversee cybersecurity risks presented by third parties and our supply chain, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. As part of our risk-based approach, we perform due diligence on vendors, service providers and other third-party users of our systems at initial onboarding and periodically thereafter. We also require that third-party service providers have the ability to implement and maintain reasonable and appropriate security measures, consistent with applicable laws, in connection with their work with us, and to promptly report any actual or suspected breach of their security measures that may affect our company.

- *Security Awareness and Training.* Our security awareness program requires that employees and certain contractors complete comprehensive security training upon joining the company and annually thereafter. The training covers critical security topics to ensure our workforce stays informed about top-of-mind security areas, such as phishing. The training helps ensure that our personnel have the knowledge and skills required to protect our digital assets and critical data. In addition, we conduct awareness campaigns on cybersecurity threats as a means to equip our personnel with effective tools to address such threats and to communicate our evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our cybersecurity policies, standards, processes and practices, including through audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating their effectiveness and informing adjustments as necessary. To assist with these exercises, we engage assessors, consultants, auditors, and other third parties, including for third-party testing and certifications (as described above under "Technical Safeguards"), information security maturity assessments, customer audits, and independent reviews of our information security control environment and operating effectiveness.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our company, including our business strategy, results of operations, or financial condition. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, are reasonably likely to materially affect our company in the future, including our business strategy, results of operations, or financial condition, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Governance

Our board of directors, in coordination with our audit committee, oversees the management of cybersecurity risks, and is responsible for monitoring and assessing strategic risk exposure through our risk management processes. Our management team is responsible for the day-to-day management and mitigation of the material cybersecurity risks we face.

This is carried out under the leadership of our CISO, and involves our Security Incident Response Team ("SIRT") and other core information security operational teams, in partnership with our engineering teams, as well as management committees, including our Cyber Incident Task Force ("CITF"). During 2025, our board of directors received quarterly updates directly from management on cybersecurity risks. Management's presentations on cybersecurity risks address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents.

Our CISO is primarily responsible for the assessment and management of our material risks from cybersecurity threats, working collaboratively and cross-functionally to design and implement our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above, and for responding to any cybersecurity incidents. Our SIRT is primarily responsible for detecting, mitigating and remediating cybersecurity threats and incidents. In addition, our CITF (which includes our CISO and our Chief Financial Officer ("CFO")) is primarily responsible for evaluating cybersecurity incidents, gathering and assessing facts relevant to applicable regulatory reporting and disclosure obligations, making recommendations to our Chief Executive Officer and CFO regarding such disclosure, and advising our board of directors and audit committee on the effectiveness of policies and procedures related to the disclosure of cybersecurity incidents.

To facilitate our cybersecurity risk management program, multidisciplinary teams throughout our company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our CISO, and the SIRT monitor the detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the CITF when appropriate.

Our management team responsible for assessing and managing cybersecurity risks includes experienced professionals, with many years of relevant experience managing cybersecurity and other risks at the Company and at similar companies, and broad technological expertise. In particular, our CISO has over 20 years of experience managing cybersecurity risks in the technology industry, including serving as the acting chief security officer at a public company and holding other senior cybersecurity leadership and operational roles at other companies. Our CISO holds an undergraduate degree in computer engineering and graduate degrees in electrical engineering and business administration.

If one of the roles described in this Item 1C is vacant, another senior member of the applicable functional team is selected to serve on our CITF or any other applicable committees or task forces on an interim basis, as needed.

Item 2. *Properties*

We lease all of our facilities and do not own any real property. Our headquarters, which serves as our principal offices for our business segments, is located in San Francisco, California, where we actively occupy 83,372 square feet of office space at 101 Spear Street. We lease additional office space in various other locations in South America, Europe and Asia. This includes our international headquarters in Dublin, Ireland, and regional offices used for business operations, sales, support, and product development for our business segments. Additional information regarding our lease commitments is available in Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We believe that our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. *Legal Proceedings*

Refer to Note 18(b) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our current material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.


PART II


Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our Class A common stock ("common stock") is traded on the New York Stock Exchange under the symbol "TWLO."

Holders of Record

As of January 31, 2026, we had 195 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Twilio Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

We have presented below the cumulative five-year total return to our stockholders in comparison to the S&P 500 Index and S&P 500 Information Technology Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each respective index at the market closing price on the last trading day for the fiscal year ended December 31, 2020, and its relative performance is tracked through the last trading day for the fiscal year ended December 31, 2025. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Sales of Unregistered Securities

During the year ended December 31, 2025, we issued 88,408 shares of our unregistered common stock to an independent donor advised fund to further our Twilio.org philanthropic goals. The shares were "restricted securities" for purposes of Rule 144 under the Securities Act, and had an aggregate fair market value on the date of donation of $9.9 million. The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale and issuance of the above shares were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of the shares did not involve a public offering.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity for the three months ended December 31, 2025:

	Total Number of Shares Purchased[1]	Average Price Paid Per Share[2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
	(In thousands)		(In thousands)	(In millions)
October 1 - 31, 2025	716	$ 109.03	716	$ 1,265
November 1 - 30, 2025	362	$ 124.98	362	$ 1,220
December 1 - 31, 2025	550	$ 135.84	550	$ 1,145
	1,628		1,628	

[1] In January 2025, our board of directors authorized a new program to repurchase up to $2.0 billion in aggregate value of our Class A common stock, which expires on December 31, 2027. Repurchases under this program can be made through open market transactions, privately negotiated transactions and other means in compliance with applicable federal securities laws, including through Rule 10b5-1 plans. We have discretion in determining the conditions under which shares may be repurchased from time to time. Refer to Note 19 — Stockholders' Equity in Part II, Item 8, of this Annual Report on Form 10-K for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. This Item generally discusses our results of operations for the year ended December 31, 2025, compared to the year ended December 31, 2024. For a discussion of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, and incorporated herein by reference.

Overview

We envision a world in which every digital interaction is amazing. By combining our leading communications capabilities with rich contextual data and AI, we provide the infrastructure for businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted, and personalized customer experiences at scale.

We offer highly customizable communications APIs that enable developers to embed numerous forms of messaging, voice, email, and video interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our digital engagement centers, marketing campaigns, and user authentication and identity solutions. This combination of flexible APIs and software solutions, together with our customer data capabilities, helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty, and increased customer value. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as businesses are increasingly prioritizing building more personalized and differentiated customer engagement experiences through digital channels.

On January 1, 2025, we realigned our business unit structure into a functional support model under one organization. We believe that operating as one organization best positions us as we seek to deliver one trusted, smart and integrated platform that enables more personalized communications and engagements for customers. In the third quarter of 2025, we modified the presentation of the financial information that is regularly reviewed by our Chief Executive Officer, who is also our Chief

Operating Decision Maker ("CODM"), to reflect this realignment and the change in how management currently views and operates the business. These changes required us to re-evaluate our operating segment structure and resulted in the conclusion that starting with the third quarter of 2025 and as of December 31, 2025, we had one operating and reportable segment, which comprised all of the consolidated Company.

For a comprehensive overview of our business, our platform and our products refer to Part I, Item 1, "Business," included elsewhere in this Annual Report on Form 10-K.

Factors Affecting Our Results of Operations

We are focused on innovation and durable, profitable growth. To increase revenue and grow market share, we intend to drive product innovation, leverage predictive and generative AI, further enhance our independent software vendor ("ISV"), reseller and other partner relationships, improve our self-service capabilities, cross-sell our products, and expand internationally. We also intend to optimize our business and take measures to reduce costs, including simplifying and further automating our business processes, modernizing our infrastructure, leveraging AI, enacting certain workforce planning initiatives, optimizing utilization of our distributed workforce and implementing other initiatives targeted at improving efficiencies in our business. We are focused on driving leverage through these cost savings and efficiency initiatives, as well as efforts to drive growth in higher margin products.

Our revenue is primarily derived from usage-based fees, which can lead to variability in our results of operations and at times create differences between our forecasts and actual results. Our usage-based revenue is also more immediately impacted by changes in consumer spending and macroeconomic conditions than our subscription-based revenue. We also experience seasonal trends due to increased consumer activity in the fourth quarter, which may result in lower sequential revenue in the first quarter.

Our gross profit and gross margin are impacted by a number of factors, including our product mix; our ability to manage our cloud infrastructure-related and network service provider fees, including A2P messaging fees; changes in foreign exchange rates; the timing of amortization of capitalized software development costs and acquired intangibles; the extent to which we periodically choose to adjust prices of our products; and the timing and extent of our investments in our operations. Our gross margin is also impacted by the mix of U.S. messaging termination compared to international messaging termination, as international messaging has lower gross margins.

In June 2025, a major U.S. mobile carrier increased network service provider fees for A2P messages delivered to its subscribers. Other major U.S. carriers have since followed suit, with fee increases effective in January and April 2026. We pass these fees through to our customers at cost. As a result, we recognize an equal amount of revenue and cost of revenue related to these fees. The increased fees do not impact our gross profit, but they will create a modest headwind to our gross margins going forward. Such fees may increase further over time.

As of December 31, 2025, we had an accrued bonus liability of $136.2 million related to our company-wide bonus program recorded in accrued expenses and other current liabilities in our consolidated balance sheet included elsewhere in this Annual Report on Form 10-K. The bonus payout will be determined for each eligible recipient based on Company and individual performance metrics and paid in March 2026, which we expect to impact our cash flows in the first quarter of 2026.

Given our recent history of generating net income in the U.S., we believe that there is a reasonable possibility that within the next twelve months sufficient positive evidence may become available to allow us to determine that a significant portion of the valuation allowance recorded against our U.S. deferred tax assets should be released. The reversal would result in a significant income tax benefit for the period when we release the valuation allowance in the U.S. However, the exact timing and amount of the valuation allowance release are subject to change based on our actual operating results.

Our results of operations have in the past been, and could in the future be, impacted by adverse macroeconomic conditions. We are continuing to monitor actual and potential effects of recent macroeconomic and political conditions and uncertainty on our business. For additional details, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Key Business Metrics

We review a number of operational and financial metrics, including Active Customer Accounts and Dollar-Based Net Expansion Rate, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following table summarizes our year-over-year revenue growth and Dollar-Based Net Expansion Rate for the years ended December 31, 2025, 2024 and 2023, and the number of Active Customer Accounts as of December 31, 2025, 2024 and 2023.

| | Year Ended December 31, | | |
	2025	2024	2023
Active Customer Accounts	402,000	325,000	305,000
Total Revenue (in thousands)	$ 5,067,220	$ 4,458,036	$ 4,153,945
Total Revenue Growth Rate	14 %	7 %	9 %
Dollar-Based Net Expansion Rate	108 %	104 %	103 %

Active Customer Accounts

We define an Active Customer Account at the end of any period as an individual account, as identified by a unique account identifier, for which we have recognized at least $5 of revenue in the last month of the period. A single organization may constitute multiple unique Active Customer Accounts if it has multiple account identifiers, each of which is treated as a separate Active Customer Account. Active Customer Accounts excludes customer accounts from Zipwhip, Inc. ("Zipwhip"). When presented in this Annual Report on Form 10-K, the number of Active Customer Accounts is rounded down to the nearest thousand.

Our business and customer relationships have grown since we began reporting the number of Active Customer Accounts using the above definition, which is anchored to a minimum $5 monthly revenue figure. We have a large number of Active Customer Accounts with relatively low individual spend that in the aggregate do not drive a significant portion of our revenue. Due to this dynamic, we believe that the number of Active Customer Accounts, as currently defined, is less informative now as an indicator of the growth of our business and future revenue trends than it has been in prior periods. In the three years ended December 31, 2025, 2024 and 2023, revenue from Active Customer Accounts represented over 99% of total revenue in each period.

Dollar-Based Net Expansion Rate

Our Dollar-Based Net Expansion Rate compares the total revenue from all Active Customer Accounts and customer accounts from Zipwhip in a quarter to the same quarter in the prior year. To calculate the Dollar-Based Net Expansion Rate, we first identify the cohort of Active Customer Accounts and customer accounts from Zipwhip that were Active Customer Accounts or customer accounts from Zipwhip in the same quarter of the prior year. The Dollar-Based Net Expansion Rate is the quotient obtained by dividing the revenue generated from that cohort in a quarter, by the revenue generated from that same cohort in the corresponding quarter in the prior year. When we calculate Dollar-Based Net Expansion Rate for periods longer than one quarter, we use the average of the applicable quarterly Dollar-Based Net Expansion Rates for each of the quarters in such period. Revenue from acquisitions does not impact the Dollar-Based Net Expansion Rate calculation until the quarter following the one-year anniversary of the applicable acquisition, unless the acquisition closing date is the first day of a quarter. Revenue from divestitures does not impact the Dollar-Based Net Expansion Rate calculation beginning in the quarter the divestiture closed, unless the divestiture closing date is the last day of a quarter.

We believe that measuring Dollar-Based Net Expansion Rate provides an important indication of the performance of our efforts to increase revenue from existing customers. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing Active Customer Accounts and to increase their use of the platform. An important way in which we have historically tracked performance in this area is by measuring the Dollar-Based Net Expansion Rate for Active Customer Accounts. Our Dollar-Based Net Expansion Rate increases when such Active Customer Accounts increase their usage of a product, extend their usage of a product to new applications or adopt a new product. Our Dollar-Based Net Expansion Rate decreases when such Active Customer Accounts cease or reduce their usage of a product or when we lower usage prices on a product. As our customers grow their businesses and extend the use of our platform, they sometimes create multiple customer accounts with us for operational or other reasons. As such, when we identify a significant customer organization (defined as a single customer organization generating more than 1% of revenue in a quarterly reporting period) that has created a new Active Customer Account, this new Active Customer Account is tied to, and revenue from this new Active Customer Account is included with, the original Active Customer Account for the purposes of calculating this metric.

Key Components of Statements of Operations

Revenue

Revenue. We recognize revenue from our products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract.

The majority of our revenue is derived from usage-based fees. The usage-based fees are earned when customers access our cloud-based platform and start using our products. Examples of our primarily usage-based products are Messaging and Voice. For Messaging products, we primarily charge fees related to the number of text messages sent or received. For Voice products, we primarily charge fees for minutes of call duration. Examples of our primarily subscription-based products are Email and Segment. For subscription-based revenue derived from these products, we recognize revenue evenly over the contract term. When our usage-based products are embedded into our subscription-based products, or when multiple products are purchased together as a solution, we charge for each product separately on a usage or subscription basis, as applicable.

Most of our usage-based customers gain access to our platform through a self-service process, which requires an upfront prepayment via credit card that is drawn down as they use our products. Pricing is generally based on a publicly available, self-serve pricing matrix that generally allows customers to receive tiered discounts as their usage of our products increases. Many of our larger usage-based customers enter into contractual arrangements with us for a period of at least 12 months. These contracts may include negotiated terms and typically include minimum revenue commitments of varying durations. Usage-based customers subject to such contracts are typically invoiced monthly in arrears for products used. In the years ended December 31, 2025, 2024 and 2023, we generated 74%, 72% and 71% of our revenue, respectively, from usage-based fees.

Subscription-based fees are earned in accordance with subscription pricing terms. For our subscription-based products, customers generally enter into negotiated contracts, which are typically one to three years in duration. Subscription customers are generally invoiced in advance at the start of the contract term. In the years ended December 31, 2025, 2024 and 2023, we generated 26%, 28% and 29% of our revenue, respectively, from non-usage-based fees.

Amounts that have been charged via credit card or invoiced are recorded in revenue, deferred revenue or customer deposits, depending on whether the revenue recognition criteria have been met. Our deferred revenue and customer deposits liability balance is not a meaningful indicator of our future revenue at any point in time because the number of contracts with our invoiced customers that contain terms requiring any form of prepayment is not significant.

We define U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. We define international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

In the years ended December 31, 2025, 2024, and 2023, our 10 largest Active Customer Accounts generated an aggregate of 9%, 10% and 10% of our total revenue, respectively.

Cost of Revenue and Gross Profit

Cost of Revenue. Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for our customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, and amortization of capitalized internal-use software development costs and acquired intangible assets.

Our arrangements with network service providers require us to pay fees, including fees based on the volume of phone calls initiated or text messages sent, as well as the number of telephone numbers acquired by us to service our customers. Our arrangements with our cloud infrastructure providers require us to pay fees based on our server capacity consumption.

Gross Profit. Gross profit represents revenue less cost of revenue.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, sales commissions, bonuses and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses.

Research and Development. Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of our products, depreciation, amortization of capitalized internal-use software development costs and an allocation of our general overhead expenses. We capitalize the portion of our software development costs that meets the criteria for capitalization.

We are focusing our research and development investment in the highest impact product areas for our future. We are investing strategically in alignment with our focus on bringing communications, data and AI together into a single platform that enables fast, relevant and personalized interactions.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and bonuses to our sales employees. Sales and marketing expenses also include expenditures related to advertising, marketing, brand awareness activities, costs related to our SIGNAL customer and developer conferences, credit card processing fees, professional services fees, depreciation, amortization of acquired intangible assets and an allocation of our general overhead expenses.

We focus our sales and marketing efforts on generating awareness of our company, platform and products, creating sales leads, expanding relationships with existing customers and establishing and promoting our brand, both domestically and internationally.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel. General and administrative expenses also include costs related to business acquisitions and dispositions, legal and other professional services fees, certain taxes, depreciation and amortization, charitable contributions and an allocation of our general overhead expenses.

Restructuring Costs. Restructuring costs consist primarily of personnel costs, such as employee severance payments, benefits and certain facilitation costs, associated with our workforce reductions. Restructuring costs also include stock-based compensation expense related to vesting of stock-based awards of the impacted employees.

Impairment of Long-Lived Assets. Impairment of long-lived assets consists of impairments of intangible assets and certain operating right-of-use assets and the associated leasehold improvements and property and equipment when the carrying amounts of these assets exceed their respective fair values.

Other Expenses, Net

Our other expenses, net, consist primarily of our share of losses from our equity method investment, impairment charges related to our equity method investment, impairment charges and gains and losses related to our strategic investments, realized gains and losses from marketable securities, interest income and expense and debt-related costs.

Provision for Income Taxes

Our provision for income taxes consists primarily of federal, state and foreign income taxes and withholding taxes in foreign jurisdictions in which the Company conducts business. From time to time, we may recognize tax benefits arising from various matters, including newly enacted legislations. Benefits from income taxes may fully or partially offset the provision for income taxes within a reporting period.

The primary difference between our effective tax rate and the federal statutory rate relates to the valuation allowance the Company established on the federal, state and certain foreign net operating losses and credits.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of our historical results are not indicative of the results that may be expected in the future.

Consolidated Statements of Operations Data:		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands, except share and per share amounts)				
Revenue	$	5,067,220	$	4,458,036	$	4,153,945
Cost of revenue [(1)(2)]		2,588,486		2,179,824		2,110,015
Gross profit		2,478,734		2,278,212		2,043,930
Operating expenses:						
Research and development [(1)(2)]		1,020,159		1,008,747		942,790
Sales and marketing [(1)(2)]		873,216		860,821		1,022,985
General and administrative [(1)(2)]		410,678		449,079		468,459
Restructuring costs [(1)]		15,030		13,273		165,733
Impairment of long-lived assets		1,849		—		320,504
Total operating expenses		2,320,932		2,331,920		2,920,471
Income (loss) from operations		157,802		(53,708)		(876,541)
Other expenses, net:						
Share of losses from equity method investment		(101,217)		(108,481)		(121,897)
Impairment of equity method investment		(80,629)		—		—
Impairment of strategic investments		—		(8,220)		(46,154)
Other income, net		79,138		81,796		47,863
Total other expenses, net		(102,708)		(34,905)		(120,188)
Income (loss) before provision for income taxes		55,094		(88,613)		(996,729)
Provision for income taxes		(21,260)		(20,790)		(18,712)
Net income (loss) attributable to common stockholders	$	33,834	$	(109,403)	$	(1,015,441)
Net income (loss) per share:						
Basic	$	0.22	$	(0.66)	$	(5.54)
Diluted	$	0.21	$	(0.66)	$	(5.54)
Weighted-average shares used to compute net income (loss) per share:						
Basic		152,986,390		165,925,128		183,327,844
Diluted		159,788,944		165,925,128		183,327,844

_____

[(1)] Includes stock-based compensation expense as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Cost of revenue	$	16,570	$	22,001	$	26,343
Research and development		326,767		330,933		331,526
Sales and marketing		136,998		135,331		183,389
General and administrative		118,319		125,164		121,584
Restructuring costs		1,753		3,178		13,015
Total	$	600,407	$	616,607	$	675,857

_____

[(2)] Includes amortization of acquired intangibles as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
		(In thousands)				
Cost of revenue	$	62,467	$	62,728	$	113,266
Research and development		—		1,867		1,913
Sales and marketing		45,607		47,248		77,128
General and administrative		—		8		—
Total	$	108,074	$	111,851	$	192,307

The following table sets forth our results of operations for each of the periods presented as a percentage of our total revenue:

	Year Ended December 31,		
	2025	2024	2023
**Consolidated Statements of Operations, as a percentage of revenue: ** **			
Revenue	100%	100%	100%
Cost of revenue	51	49	51
Gross profit	49	51	49
Operating expenses:			
Research and development	20	23	23
Sales and marketing	17	19	25
General and administrative	8	10	11
Restructuring costs	*	*	4
Impairment of long-lived assets	*	—	8
Total operating expenses	46	52	70
Income (loss) from operations	3	(1)	(21)
Other expenses, net			
Share of losses from equity method investment	(2)	(2)	(3)
Impairment of equity method investment	(2)	—	—
Impairment of strategic investments	—	*	(1)
Other income, net	2	2	1
Total other expenses, net	(2)	(1)	(3)
Income (loss) before provision for income taxes	1	(2)	(24)
Provision for income taxes	*	*	*
Net income (loss) attributable to common stockholders	1%	(2%)	(24%)

---

*   Less than 0.5% of revenue.
**   Columns may not add up to 100% due to rounding.

Comparison of Fiscal Years Ended December 31, 2025, 2024 and 2023

Revenue

	Year Ended December 31,				
	2025	2024	2023	2024 to 2025 Change	2023 to 2024 Change
	(Dollars in thousands)				
Revenue	$ 5,067,220	$ 4,458,036	$ 4,153,945	$ 609,184 14 %	$ 304,091 7 %

In 2025, revenue increased by $609.2 million, or 14%, compared to the same period last year. This increase was primarily attributable to the increased usage of our products by our existing customers, as reflected in our Dollar-Based Net Expansion Rate of 108%, as well as an increase of $242.0 million in revenue derived from our new Active Customer Accounts. The increase also reflects $49.5 million in revenue related to the incremental A2P fees introduced by a major US carrier in June 2025.

Cost of Revenue and Gross Profit

	Year Ended December 31,				
	2025	2024	2023	2024 to 2025 Change	2023 to 2024 Change
	(Dollars in thousands)				
Cost of revenue	$ 2,588,486	$ 2,179,824	$ 2,110,015	$ 408,662 19 %	$ 69,809 3 %
Gross profit	$ 2,478,734	$ 2,278,212	$ 2,043,930	$ 200,522 9 %	$ 234,282 11 %

In 2025, cost of revenue increased by $408.7 million, or 19%, compared to the same period last year. This increase was primarily attributable to a $362.4 million increase in network service providers' costs, net of the impact of the hedging instruments, which includes $49.5 million of the incremental A2P fees introduced by a major U.S. carrier during 2025.

In 2025, gross profit increased by $200.5 million, or 9%, compared to the same period last year. This increase was attributable to the factors impacting our revenue and cost of revenue, as described above.

Operating Expenses

	Year Ended December 31,			2024 to 2025 Change		2023 to 2024 Change	
	2025	2024	2023				
	(Dollars in thousands)						
Research and development	$ 1,020,159	$ 1,008,747	$ 942,790	$ 11,412	1 %	$ 65,957	7 %
Sales and marketing	873,216	860,821	1,022,985	12,395	1 %	(162,164)	(16)%
General and administrative	410,678	449,079	468,459	(38,401)	(9)%	(19,380)	(4)%
Restructuring costs	15,030	13,273	165,733	1,757	13 %	(152,460)	(92)%
Impairment of long-lived assets	1,849	—	320,504	1,849	100 %	(320,504)	(100)%
Total operating expenses	$ 2,320,932	$ 2,331,920	$ 2,920,471	$ (10,988)	— %	$ (588,551)	(20)%

In 2025, research and development expenses increased by $11.4 million, or 1%, compared to the same period last year. Fluctuations in the various research and development expense categories were not significant either individually or in the aggregate.

In 2025, sales and marketing expenses increased by $12.4 million, or 1%, compared to the same period last year. Fluctuations in the various sales and marketing expense categories were not significant either individually or in the aggregate.

In 2025, general and administrative expenses decreased by $38.4 million, or 9%, compared to the same period last year. The decrease was primarily attributable to a $27.2 million decrease in the provision for doubtful accounts due to strong collections and an improved aging profile of our accounts receivable, and a $13.2 million decrease in professional services fees.

In 2025, restructuring costs increased by $1.8 million, or 13%, compared to the same period last year. The restructuring activities in both periods were not significant.

In 2025, impairment of long-lived assets increased by $1.8 million, or 100%, compared to the same period last year. The impairment amount was not significant.

Other Expenses, net

	Year Ended December 31,			2024 to 2025 Change		2023 to 2024 Change	
	2025	2024	2023				
	(Dollars in thousands)						
Share of losses from equity method investment	$ 101,217	$ 108,481	$ 121,897	$ (7,264)	(7)%	$ (13,416)	(11)%
Impairment of equity method investment	80,629	—	—	80,629	100 %	—	— %
Impairment of strategic investments	—	8,220	$ 46,154	(8,220)	(100)%	(37,934)	(82)%
Other income, net	(79,138)	(81,796)	(47,863)	2,658	(3)%	(33,933)	71 %
Total other expenses, net	$ 102,708	$ 34,905	$ 120,188	$ 67,803	194 %	$ (85,283)	(71)%

In 2025, other expenses, net, increased by $67.8 million, or 194%, compared to the same period last year. The increase was primarily attributable to an $80.6 million impairment of our equity method investment described in Note 12 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This increase was partially offset by an $8.2 million decrease in impairment of our strategic investments and a $7.3 million decrease in our share of losses from our equity method investment.

Non-GAAP Financial Measures

We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information may be helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which use similar non-GAAP financial information to supplement their results of operations reported in accordance with generally accepted accounting principles ("GAAP"). We believe free cash flow and free cash flow margin provide useful supplemental information to help investors understand underlying trends in our business and our liquidity.

Non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. Whenever we use a non-GAAP financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with GAAP. The users of our consolidated financial statements are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

For the periods presented, we define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2025	**2024**	**2023**
Reconciliation:	(In thousands)		
GAAP gross profit	$ 2,478,734	$ 2,278,212	$ 2,043,930
GAAP gross margin	49 %	51 %	49 %
Non-GAAP adjustments:			
Stock-based compensation	16,570	22,001	26,343
Amortization of acquired intangibles	62,467	62,728	113,266
Payroll taxes related to stock-based compensation	1,466	1,133	699
Non-GAAP gross profit	$ 2,559,237	$ 2,364,074	$ 2,184,238
Non-GAAP gross margin	51 %	53 %	53 %

Non-GAAP Operating Expenses

For the periods presented, we define non-GAAP operating expenses (including categories of operating expenses) as GAAP operating expenses (and categories of operating expenses) adjusted to exclude, as applicable, certain expenses as presented in the table below:

Reconciliation:	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
GAAP operating expenses	$ 2,320,932	$ 2,331,920	$ 2,920,471
Non-GAAP adjustments:			
Stock-based compensation	(582,084)	(591,428)	(636,499)
Amortization of acquired intangibles	(45,607)	(49,123)	(79,041)
Acquisition and divestiture related expenses	(486)	—	(5,555)
Loss on net assets divested	—	—	(32,277)
Payroll taxes related to stock-based compensation	(23,288)	(8,509)	(12,286)
Charitable contributions	(18,940)	(19,907)	(17,346)
Restructuring costs	(15,030)	(13,273)	(165,733)
Impairment of long-lived assets	(1,849)	—	(320,504)
Gain on lease termination	1,556	—	—
Non-GAAP operating expenses	$ 1,635,204	$ 1,649,680	$ 1,651,230

Non-GAAP Income from Operations and Non-GAAP Operating Margin

For the periods presented, we define non-GAAP income from operations and non-GAAP operating margin as GAAP income (loss) from operations and GAAP operating margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

Reconciliation:	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
GAAP income (loss) from operations	$ 157,802	$ (53,708)	$ (876,541)
GAAP operating margin	3 %	(1)%	(21)%
Non-GAAP adjustments:			
Stock-based compensation	598,654	613,429	662,842
Amortization of acquired intangibles	108,074	111,851	192,307
Acquisition and divestiture related expenses	486	—	5,555
Loss on net assets divested	—	—	32,277
Payroll taxes related to stock-based compensation	24,754	9,642	12,985
Charitable contributions	18,940	19,907	17,346
Restructuring costs	15,030	13,273	165,733
Impairment of long-lived assets	1,849	—	320,504
Gain on lease termination	(1,556)	—	—
Non-GAAP income from operations	$ 924,033	$ 714,394	$ 533,008
Non-GAAP operating margin	18 %	16 %	13 %

Free Cash Flow and Free Cash Flow Margin

For the periods presented, we define free cash flow as net cash provided by operating activities less capitalized software development costs and purchases of long-lived and intangible assets, and we define free cash flow margin as free cash flow divided by revenue, as presented in the table below:

	Year Ended December 31,					
	2025		**2024**		**2023**	
Reconciliation:	(In thousands)					
Net cash provided by operating activities	$	1,003,244	$	716,241	$	414,752
Operating cash flow margin		20 %		16 %		10 %
Non-GAAP adjustments:						
Capitalized software development costs		(51,969)		(51,808)		(39,925)
Purchases of long-lived and intangible assets		(5,848)		(6,978)		(11,310)
Free cash flow	$	945,427	$	657,455	$	363,517
Free cash flow margin		19 %		15 %		9 %
Net cash provided by investing activities	$	80,948	$	1,370,837	$	228,603
Net cash used in financing activities	$	(833,095)	$	(2,311,572)	$	(643,610)

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $682.3 million and short-term marketable securities of $1.8 billion. Cash equivalents consist of money market funds and commercial paper. Short-term marketable securities consist primarily of U.S. treasury securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and short-term marketable securities are held for working capital purposes.

Our principal sources of liquidity have been (i) the payments received from customers using our products; (ii) public equity offerings, most recently in February 2021; and (iii) debt financings, most recently the issuance of our 2029 Notes and 2031 Notes (each, as defined below) in March 2021.

Our primary uses of cash include operating costs, such as personnel-related costs, network service provider costs, cloud infrastructure costs, facility-related spending, acquisitions and investments we may make from time to time, and repurchases of common stock under our share repurchase program. Our principal contractual and other commitments consist of obligations under our 2029 Notes and 2031 Notes, our operating leases for office space that we occupy, sublease or hold to sublease, and contractual commitments to our cloud infrastructure and network service providers. Refer to Note 10, Note 15 and Note 18(a) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for discussions of our obligations and commitments related to leases, debt and other purchase obligations.

We may, from time to time, consider acquisitions of, or investments in, complementary businesses, products, services, capital infrastructure or technologies which might affect our liquidity requirements or cause us to secure additional financing or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

We believe that our cash, cash equivalents and marketable securities balances, as well as the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital, capital expenditures, and authorized share repurchases, for the next 12 months and beyond. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We may be required to seek additional equity or debt financing in order to meet our future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected. Our future capital requirements, the adequacy of our available funds and our cash from operations depend on many factors and are affected by various risks and uncertainties, including those set forth in Part I, Item 1A, "Risk Factors."

Share Repurchase Program

In January 2025, our board of directors authorized the repurchase of up to $2.0 billion in aggregate value of our Class A common stock. Repurchases under this program can be made through open market, private transactions or other means, in compliance with applicable federal securities laws, and can include repurchases pursuant to Rule 10b5-1 trading plans. We have discretion in determining the conditions under which shares may be repurchased from time to time. The program expires on December 31, 2027.

In the year ended December 31, 2025, we repurchased $854.6 million in aggregate value, or 8.0 million shares, of our Class A common stock.

2029 Notes and 2031 Notes

In March 2021, we issued and sold $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes"). These Notes are described in detail in Note 15 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows

The following table summarizes our cash flows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cash provided by operating activities	$ 1,003,244	$ 716,241	$ 414,752
Cash provided by investing activities	80,948	1,370,837	228,603
Cash used in financing activities	(833,095)	(2,311,572)	(643,610)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	108
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 251,097	$ (224,494)	$ (147)

Cash Flows from Operating Activities

In 2025, cash provided by operating activities consisted primarily of our net income of $33.8 million adjusted for non-cash items, including $600.4 million of stock-based compensation expense, $195.4 million of depreciation and amortization expense, $101.2 million of our share of losses from equity method investment, $80.6 million of impairment related to our equity method investment, $74.5 million in amortization of deferred commissions, $22.0 million of non-cash reductions in our operating right-of-use asset and $113.9 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $44.5 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Other long-term assets increased $122.2 million primarily due to an increase in long-term prepayments to support our business and an increase in deferred sales commissions related to the growth of our business. Accrued expenses and other current liabilities increased $102.7 million primarily driven by a $53.1 million increase related to our accrued network service providers' costs and hosting fees and a $45.5 million increase in accruals related to payroll and our company-wide bonus program. Operating lease liabilities decreased $35.6 million due to payments made against our operating lease obligations.

In 2024, cash provided by operating activities consisted primarily of our net loss of $109.4 million adjusted for non-cash items, including $616.6 million of stock-based compensation expense, $206.0 million of depreciation and amortization expense, $76.3 million amortization of deferred commissions, $19.1 million of non-cash reduction in our operating right-of-use asset, $108.5 million of share of losses from equity method investments, $35.4 million of provision for doubtful accounts and $234.1 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $214.6 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accrued expenses and other current liabilities increased $87.4 million primarily driven by a $109.8 million accrual related to our company-wide bonus program introduced in 2024, offset by a $28.8 million decrease in our restructuring liability. Operating lease liabilities decreased $48.8 million due to payments made against our operating lease obligations.

Cash Flows from Investing Activities

In 2025, cash provided by investing activities was $80.9 million primarily consisting of $200.3 million of maturities and sales of marketable securities and other investments, net of purchases, partially offset by $61.5 million of net cash paid to acquire other businesses as described in Note 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, $52.0 million related to capitalized software development costs and $5.8 million related to purchases of long-lived assets.

In 2024, cash provided by investing activities was $1.4 billion primarily consisting of $1.4 billion of maturities and sales of marketable securities and other investments, net of purchases, partially offset by $51.8 million related to capitalized software development costs and $7.0 million related to purchases of long-lived assets.

Cash Flows from Financing Activities

In 2025, cash used in financing activities was $833.1 million primarily consisting of $868.9 million of cash paid to repurchase 8.0 million shares of our common stock, including related costs, offset by $41.4 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan.

In 2024, cash used in financing activities was $2.3 billion primarily consisting of $2.3 billion of cash paid to repurchase 36.8 million shares of our common stock, including related costs, offset by $37.4 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the accounting policies, assumptions and estimates associated with revenue recognition have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of our accounting policies.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our revenue is derived from usage and non-usage based fees. Our usage-based fees are earned from certain of our communications products when customers access our platform. Platform usage is considered a monthly series comprising one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs.

Our subscription-based fees are derived from our software products, such as Segment, Email and Marketing Campaigns, and certain other non-usage-based contracts, such as with the sales of short codes. Non-usage-based contracts revenue is recognized on a ratable basis over the contractual term which is generally from one to three years.

Our arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. Credits are accounted for as variable consideration, are estimated based on historical trends and are recorded against revenue. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2(af) to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements not yet adopted.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to certain market risks in the ordinary course of our business, including sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $682.3 million and marketable securities of $1.8 billion as of December 31, 2025. In any given period, cash, cash equivalents and restricted cash may consist of bank deposits, money market funds, reverse repurchase agreements and commercial paper. Marketable securities consist primarily of U.S. treasury securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. In March 2021, we issued $1.0 billion aggregate principal amount of our 2029 Notes and 2031 Notes carrying fixed interest rates of 3.625% and 3.875%, respectively. Due to the short-term nature of our investments and fixed rate nature of our debt, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Currency Exchange Risks

The functional currency of most of our foreign subsidiaries is the U.S. dollar. The local currencies of our foreign subsidiaries are the Australian dollar, the Brazilian real, the British pound, the Canadian dollar, the Colombian peso, the Euro, the Hong Kong dollar, the Indian rupee, the Japanese yen, the Mexican peso, the Polish zloty, the Singapore dollar and the Swedish krona.

The majority of our subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which a transaction occurs. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiaries' financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K.

We enter into foreign currency derivative hedging transactions to mitigate our exposure to market risks that may result from changes in foreign currency exchange rates. For further information, refer to Note 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Twilio Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Twilio Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Note 2(e) to the consolidated financial statements, the Company's revenue is derived from usage and non-usage-based fees earned from customers accessing the Company's cloud-based platform. As of December 31, 2025, the Company recorded $5.1 billion in revenues, a portion of which related to Messaging and Voice APIs. The Company's revenue recognition process is highly automated, and revenue is recorded within the Company's general ledger through reliance on customized and proprietary information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition related to the Company's Messaging and Voice APIs as a critical audit matter. This matter required especially subjective auditor judgment because of the large number of information technology (IT) applications involved in the revenue recognition process. Auditor judgment was required in determining the nature and extent of audit evidence obtained over these information systems that process revenue transactions. Involvement of IT professionals with specialized skills and knowledge was required to assist with the performance and evaluation of certain procedures and determination of IT applications subject to testing.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue recognition. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's Messaging and Voice revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company's general information technology and application controls related to the systems utilized within the Company's Messaging and Voice revenue recognition process. For a sample of customer agreements, we compared the pricing reflected in the Company's revenue IT system to the contractually agreed upon pricing with the customer. For a sample of revenue transactions, we compared the amounts recognized for consistency with underlying documentation, including contracts with customers. We assessed the recorded revenue by comparing revenue to underlying cash receipts. We evaluated credits issued after year end to assess the revenue recorded within the period. In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 24, 2026

TWILIO INC.
Consolidated Balance Sheets

| | As of December 31, | | | |
| | 2025 | | 2024 | |
	(In thousands, except share and per share amounts)			
ASSETS				
Current assets:				
Cash and cash equivalents	$	682,335	$	421,297
Short-term marketable securities		1,788,007		1,963,102
Accounts receivable, net		636,736		588,540
Prepaid expenses and other current assets		469,650		474,360
Total current assets		3,576,728		3,447,299
Property and equipment, net		176,963		191,042
Operating right-of-use assets		39,031		53,405
Equity method investment		301,642		485,835
Intangible assets, net		142,065		238,503
Goodwill		5,291,787		5,243,266
Other long-term assets		242,674		206,122
Total assets	$	9,770,890	$	9,865,472
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	85,089	$	100,169
Accrued expenses and other current liabilities		608,119		530,686
Deferred revenue and customer deposits		158,677		155,680
Operating lease liability, current		35,123		33,685
Total current liabilities		887,008		820,220
Operating lease liability, noncurrent		54,162		85,875
Long-term debt, net		992,287		990,587
Other long-term liabilities		15,887		15,824
Total liabilities		1,949,344		1,912,506
Commitments and contingencies (Note 18)				
Stockholders' equity:				
Preferred stock, $0.001 par value, 100,000,000 shares authorized, none issued		—		—
Class A common stock, $0.001 par value per share				
Authorized shares 1,000,000,000 as of December 31, 2025 and 2024; Issued and outstanding shares 152,411,346 and 152,610,697 as of December 31, 2025 and 2024		152		153
Additional paid-in capital		16,148,190		15,476,124
Accumulated other comprehensive income (loss)		15,668		(1,301)
Accumulated deficit		(8,342,464)		(7,522,010)
Total stockholders' equity		7,821,546		7,952,966
Total liabilities and stockholders' equity	$	9,770,890	$	9,865,472

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Operations

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except share and per share amounts)		
Revenue	$ 5,067,220	$ 4,458,036	$ 4,153,945
Cost of revenue	2,588,486	2,179,824	2,110,015
Gross profit	2,478,734	2,278,212	2,043,930
Operating expenses:			
Research and development	1,020,159	1,008,747	942,790
Sales and marketing	873,216	860,821	1,022,985
General and administrative	410,678	449,079	468,459
Restructuring costs	15,030	13,273	165,733
Impairment of long-lived assets	1,849	—	320,504
Total operating expenses	2,320,932	2,331,920	2,920,471
Income (loss) from operations	157,802	(53,708)	(876,541)
Other expenses, net:			
Share of losses from equity method investment	(101,217)	(108,481)	(121,897)
Impairment of equity method investment	(80,629)	—	—
Impairment of strategic investments	—	(8,220)	(46,154)
Other income, net	79,138	81,796	47,863
Total other expenses, net	(102,708)	(34,905)	(120,188)
Income (loss) before provision for income taxes	55,094	(88,613)	(996,729)
Provision for income taxes	(21,260)	(20,790)	(18,712)
Net income (loss) attributable to common stockholders	$ 33,834	$ (109,403)	$ (1,015,441)
Net income (loss) per share attributable to common stockholders:			
Basic	$ 0.22	$ (0.66)	$ (5.54)
Diluted	$ 0.21	$ (0.66)	$ (5.54)
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:			
Basic	152,986,390	165,925,128	183,327,844
Diluted	159,788,944	165,925,128	183,327,844

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,			
		2025		2024	2023
		(In thousands)			
Net income (loss)	$	33,834	$	(109,403) $	(1,015,441)
Other comprehensive income (loss):					
Unrealized gain on marketable securities		5,273		7,332	99,742
Foreign currency translation		—		—	5,587
Net change in market value of effective foreign currency forward exchange contracts		14,043		(9,986)	898
Share of other comprehensive (loss) income from equity method investment		(2,347)		734	15,553
Total other comprehensive income (loss)		16,969		(1,920)	121,780
Comprehensive income (loss) attributable to common stockholders	$	50,803	$	(111,323) $	(893,661)

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2024	152,610,697	$ 153	$ 15,476,124	$ (1,301)	$ (7,522,010)	$ 7,952,966
Net income	—	—	—	—	33,834	33,834
Exercises of vested stock options	420,056	—	6,248	—	—	6,248
Vesting of restricted stock units	6,944,005	8	(8)	—	—	—
Value of equity awards withheld for tax liability	(1,665)	—	(213)	—	—	(213)
Shares of Class A common stock issued and donated to charity	88,408	—	9,935	—	—	9,935
Unrealized gain on marketable securities	—	—	—	5,273	—	5,273
Repurchases of shares of Class A common stock including related costs	(8,048,649)	(9)	—	—	(854,288)	(854,297)
Shares issued under ESPP	398,494	—	35,115	—	—	35,115
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	14,043	—	14,043
Share of other comprehensive loss from equity method investment	—	—	—	(2,347)	—	(2,347)
Stock-based compensation	—	—	619,236	—	—	619,236
Stock-based compensation - restructuring	—	—	1,753	—	—	1,753
Balance as of December 31, 2025	152,411,346	$ 152	$ 16,148,190	$ 15,668	$ (8,342,464)	$ 7,821,546

See accompanying notes to consolidated financial statements.

65

TWILIO INC.
Consolidated Statements of Stockholders' Equity

	Common Stock Class A		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
			(In thousands, except share amounts)			
Balance as of December 31, 2023	181,945,771	$ 182	$14,797,723	$ 619	$ (5,065,972)	$ 9,732,552
Net loss	—	—	—	—	(109,403)	(109,403)
Exercises of vested stock options	181,818	—	4,341	—	—	4,341
Vesting of restricted stock units	6,639,672	7	(7)	—	—	—
Value of equity awards withheld for tax liability	(28,006)	—	(2,000)	—	—	(2,000)
Shares of Class A common stock issued and donated to charity	88,408	—	5,907	—	—	5,907
Unrealized gain on marketable securities	—	—	—	7,332	—	7,332
Repurchases of shares of Class A common stock including related costs	(36,848,645)	(36)	—	—	(2,346,635)	(2,346,671)
Shares returned from escrow	(696)	—	(192)	—	—	(192)
Shares issued under ESPP	632,375	—	33,045	—	—	33,045
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	(9,986)	—	(9,986)
Share of other comprehensive income from equity method investment	—	—	—	734	—	734
Stock-based compensation	—	—	634,129	—	—	634,129
Stock-based compensation - restructuring	—	—	3,178	—	—	3,178
Balance as of December 31, 2024	152,610,697	$ 153	$15,476,124	$ (1,301)	$ (7,522,010)	$ 7,952,966

See accompanying notes to consolidated financial statements.

66

TWILIO INC.
Consolidated Statements of Stockholders' Equity

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
	(In thousands, except share amounts)							
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042
Net loss	—	—	—	—	—	—	(1,015,441)	(1,015,441)
Exercises of vested stock options	238,474	—	127,982	—	7,344	—	—	7,344
Vesting of restricted stock units	5,939,641	7	—	—	(7)	—	—	—
Value of equity awards withheld for tax liability	(38,655)	—	—	—	(2,565)	—	—	(2,565)
Conversion of shares of Class B common stock into shares of Class A common stock	9,745,587	12	(9,745,587)	(12)	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	5,346	—	—	5,346
Unrealized gain on marketable securities	—	—	—	—	—	99,742	—	99,742
Repurchases of shares of Class A common stock including related costs	(11,292,516)	(11)	—	—	—	—	(674,695)	(674,706)
Foreign currency translation	—	—	—	—	—	5,587	—	5,587
Shares issued under ESPP	906,728	—	—	—	36,496	—	—	36,496
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	898	—	898
Share of other comprehensive income from equity method investment	—	—	—	—	—	15,553	—	15,553
Stock-based compensation	—	—	—	—	682,241	—	—	682,241
Stock-based compensation - restructuring	—	—	—	—	13,015	—	—	13,015
Balance as of December 31, 2023	181,945,771	$ 182	—	$ —	$14,797,723	$ 619	$ (5,065,972)	$ 9,732,552

See accompanying notes to consolidated financial statements.

67

TWILIO INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2025	2024	2023
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 33,834	$ (109,403)	$ (1,015,441)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	195,444	205,984	284,413
Non-cash reduction to the right-of-use asset	22,000	19,095	26,971
Net amortization of investment premium and discount	(14,132)	(22,940)	(44)
Impairment of long-lived assets	1,849	—	320,504
Stock-based compensation	600,407	616,607	675,857
Amortization of deferred commissions	74,533	76,348	72,892
Realized and unrealized (gains) losses on equity securities	(1,016)	1,681	8,043
Provision for doubtful accounts	8,230	35,393	51,859
Value of shares of Class A common stock issued and donated to charity	9,935	5,907	5,346
Share of losses from equity method investment	101,217	108,481	121,897
Impairment of equity method investment	80,629	—	—
Impairment of strategic investments	—	8,220	46,154
Loss on net assets divested	—	—	32,277
Other adjustments	4,182	5,009	14,669
Changes in operating assets and liabilities:			
Accounts receivable	(55,067)	(61,160)	(85,093)
Prepaid expenses and other current assets	10,552	(153,470)	(56,283)
Other long-term assets	(122,203)	(47,077)	(2,328)
Accounts payable	(14,973)	(20,256)	12,370
Accrued expenses and other current liabilities	102,652	87,434	(51,816)
Deferred revenue and customer deposits	2,038	11,181	5,371
Operating lease liabilities	(35,592)	(48,759)	(56,340)
Other long-term liabilities	(1,275)	(2,034)	3,474
Net cash provided by operating activities	1,003,244	716,241	414,752
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired and payments related to prior period acquisitions	(61,496)	—	(5,770)
Divestitures, net of cash divested	—	—	38,194
Purchases of marketable securities and other investments	(1,050,858)	(923,863)	(1,953,003)
Proceeds from sales and maturities of marketable securities and other investments	1,251,119	2,353,486	2,200,417
Capitalized software development costs	(51,969)	(51,808)	(39,925)
Purchases of long-lived and intangible assets	(5,848)	(6,978)	(11,310)
Net cash provided by investing activities	80,948	1,370,837	228,603
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on finance leases	(5,306)	(12,558)	(16,134)
Value of equity awards withheld for tax liabilities	(213)	(2,000)	(2,565)
Repurchases of shares of Class A common stock and related costs	(868,939)	(2,334,400)	(668,751)
Proceeds from exercises of stock options and shares of Class A common stock issued under ESPP	41,363	37,386	43,840
Net cash used in financing activities	(833,095)	(2,311,572)	(643,610)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	—	108
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	251,097	(224,494)	(147)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	431,437	655,931	656,078
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 682,534	$ 431,437	$ 655,931
Cash paid for income taxes, net	$ 17,711	$ 36,547	$ 37,818
Cash paid for interest	$ 37,578	$ 37,904	$ 38,389
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS			
Cash and cash equivalents	$ 682,335	$ 421,297	$ 655,931
Restricted cash in other current assets	199	—	—
Restricted cash in other long-term assets	—	10,140	—
Total cash, cash equivalents and restricted cash	$ 682,534	$ 431,437	$ 655,931

See accompanying notes to consolidated financial statements.

TWILIO INC.
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Twilio Inc. (the "Company") was incorporated in the state of Delaware on March 13, 2008. Today's leading companies trust Twilio's Customer Engagement Platform to build direct, personalized relationships with their customers everywhere in the world. Twilio enables companies to use communications and data to add intelligence and security to every step of their customers' journey, from sales to marketing to growth, customer service and many more engagement use cases in a flexible, programmatic way.

The Company's headquarters are located in San Francisco, California, and the Company has subsidiaries across North America, South America, Europe, Asia and Australia.

2. Summary of Significant Accounting Policies

(a)   *Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

(b)   *Principles of Consolidation*

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(c)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are used for, but not limited to, revenue allowances and sales credit reserves; recoverability of long-lived and intangible assets; capitalization and useful life of the Company's capitalized internal-use software development costs; fair values of acquired intangible assets, goodwill and equity method investments; accruals and contingencies. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation.

(d)   *Concentration of Credit Risk*

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company maintains cash, restricted cash, cash equivalents and marketable securities with financial institutions. Certain balances held by such financial institutions exceed insured limits.

The Company sells its services to a wide variety of customers. If the financial condition or results of operations of any significant customer deteriorate substantially, operating results could be adversely affected. To reduce credit risk, management performs credit evaluations of the financial condition of significant customers and periodic re-evaluations, as needed, of existing customers. The Company does not require collateral from its credit customers and maintains reserves for estimated credit losses on customer accounts when considered necessary. Actual credit losses may differ from the Company's estimates.

During the years ended December 31, 2025, 2024 and 2023, no customer organization accounted for more than 10% of the Company's total revenue.

As of December 31, 2025 and 2024, no customer organization represented more than 10% of the Company's gross accounts receivable.

(e)   ***Revenue Recognition***

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and,

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

Nature of Products and Services

The Company recognizes revenue from its products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract.

The majority of the Company's revenue is derived from usage-based fees. These fees are earned when customers access the Company's cloud-based platform and start using the Company's products. Platform access is considered a monthly series comprised of one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs. Some examples of the usage-based products are Messaging and Voice. For the Messaging products, the fees relate to the number of text messages sent or received. For the Voice products, the fees primarily relate to minutes of call duration. In the years ended December 31, 2025, 2024 and 2023, the revenue from usage-based fees represented 74%, 72%, and 71% of total revenue, respectively.

Subscription-based fees are derived from various products such as Segment, Email and others. Subscription-based contracts revenue is recognized on a ratable basis over the contractual term which is generally between one to three years. In the years ended December 31, 2025, 2024 and 2023, the revenue from non-usage-based fees represented 26%, 28%, and 29% of total revenue, respectively.

When our usage-based products are embedded into our subscription-based products, or when multiple products are purchased together as a solution, we charge for each product separately on a usage or a subscription basis, as applicable.

No significant judgments are required in determining whether products and services are considered distinct performance obligations and should be accounted for separately versus together, or to determine the stand-alone selling price.

The Company's arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been charged via credit card or invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

The Company defines U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. The Company defines international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents deferred revenue and amounts that were and will be invoiced and recognized as revenue in future periods for non-cancelable subscription arrangements with terms greater than one year. The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its usage-based contracts and contracts with original duration of less than one year. Revenue allocated to remaining performance obligations for contracts with durations of greater than one year was $175.2 million as of December 31, 2025, of which 65% is expected to be recognized over the next 12 months and 96% is expected to be recognized over the next 24 months.

(f)   Deferred Revenue and Customer Deposits

Deferred revenue is recorded when a non-cancellable contractual right to bill exists or when cash payments are received in advance of future usage on non-cancelable contracts. Customer refundable prepayments are recorded as customer deposits. As of December 31, 2025 and 2024, the Company recorded $158.7 million and $155.7 million as its deferred revenue and customer deposits, respectively, that are included in deferred revenue and customer deposits in the accompanying consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $134.1 million, $120.7 million, and $120.5 million of revenue, respectively, that was included in its deferred revenue and customer deposits balances as of the end of the previous year.

(g)   Deferred Sales Commissions

The Company records an asset for the incremental costs of obtaining a contract with a customer, such as sales commissions, that are earned upon execution of contracts. The Company uses the portfolio of data method to determine the estimated period of benefit of capitalized commissions which is generally determined to be up to five years. Amortization expense related to these capitalized costs are recognized on a straight line basis over the estimated period of benefit. The Company applies the optional exemption of expensing these costs as incurred with amortization periods of one year or less.

Total net capitalized commission costs as of December 31, 2025 and 2024 were $147.7 million and $166.0 million, respectively, and are included in prepaid expenses and other current assets and other long-term assets in the accompanying consolidated balance sheets. Amortization of these assets was $74.5 million, $76.3 million and $72.9 million in the years ended December 31, 2025, 2024 and 2023, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

(h)   Cost of Revenue

Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, amortization of capitalized internal-use software development costs and acquired intangible assets.

(i)   Research and Development Expense

Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of the Company's products, depreciation, amortization of capitalized internal-use software development costs and an allocation of general overhead expenses. The Company capitalizes the portion of its software development costs that meets the criteria for capitalization.

(j)   Internal-Use Software Development Costs

Certain costs of platform and other software applications developed for internal use are capitalized. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance, minor upgrades and enhancements are expensed. Costs related to preliminary project activities and post-implementation operating activities are also expensed as incurred.

Capitalized costs of platform and other software applications are included in property and equipment. These costs are amortized over the estimated useful life of the software on a straight-line basis over three years. Management periodically evaluates the useful life of these assets and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue, while the amortization of costs related to software applications developed for internal use is included in operating expenses.

(k)   Advertising Costs

Advertising costs are expensed as incurred and were $39.8 million, $48.7 million and $71.1 million in the years ended December 31, 2025, 2024 and 2023, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

(l)   Restructuring Costs

The Company records restructuring expenses when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely and employees who are impacted have been notified of the pending involuntary termination.

(m)   Stock-Based Compensation

All stock-based compensation to employees is measured on the grant date based on the fair value of the awards on that date. These costs are recognized in expense following a straight-line attribution method over the requisite service period. For performance-based restricted stock units ("PSUs") with operational performance targets, the grant date fair value is the closing price of the Company's Class A common stock on the date of grant. The expense is recognized on a straight-line basis over the performance period only if it is probable that the performance target will be achieved. The probability of achievement is assessed each reporting period and adjustments are recorded accordingly. For PSUs with market conditions, the grant date fair value is determined using a Monte-Carlo simulation model and the expense is recognized on a straight-line basis over the performance period.

The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options and the purchase rights issued under the Company's 2016 Employee Stock Purchase Plan, as amended (the "ESPP"). The grant date fair value of the restricted stock units ("RSUs") is the closing price of the Company's Class A common stock on the date of grant. The expense for options, purchase rights issued under the ESPP and RSUs is recognized on a straight-line basis over the requisite service period. Forfeitures are recorded in the period in which they occur.

The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock options and the purchase rights issued under the ESPP. If any of the assumptions used in the Black-Scholes model change, stock-based compensation for future options may differ materially compared to that associated with previous grants. These assumptions include:

- *Fair value of the common stock.* The Company uses the market closing price of its Class A common stock, as reported on the New York Stock Exchange, for the fair value.

- *Expected term.* The expected term represents the period over which the stock option or the purchase right is expected to be outstanding. The Company uses a simplified calculation for the expected term, which reflects the weighted-average time-to-vest and the contractual life of the stock option or the purchase right;

- *Expected volatility.* The expected volatility is derived from the average of the historical volatilities of the Company's Class A common stock.

- *Risk -free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock-based awards; and

- *Expected dividend.* The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

(n)   Income Taxes

The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating losses and tax credit carry-forwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the consolidated statements of operations. As of December 31, 2025, 2024 and 2023, these amounts were not significant.

(o)   Foreign Currency

The functional currency of the Company's foreign subsidiaries is primarily the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which the transactions occur. Remeasurement adjustments are recognized in the consolidated statements of operations as other income, net, in the year of occurrence. Foreign currency transaction gains and losses are included in other income, net, in the accompanying consolidated statements of operations.

For those entities where the functional currency is a foreign currency, adjustments resulting from translating the financial statements into U.S. dollars are recorded as a component of accumulated other comprehensive income (loss) as part of the total stockholders' equity. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates in effect during the month in which the transactions occur. Equity transactions are translated using historical exchange rates.

(p)   Comprehensive Income (Loss)

Comprehensive income (loss) refers to net income (loss) and other revenue, expenses, gains and losses that, under U.S. GAAP, are recorded as an element of stockholders' equity but are excluded from the calculation of net income (loss).

(q)   Net Income (Loss) Per Share Attributable to Common Stockholders

The Company computes net income (loss) per share in accordance with Accounting Standards Codification ("ASC") 260 *"Earnings per Share."* Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share gives effect to all dilutive potential common shares outstanding during the period, such as stock options, RSUs and shares partially paid for under ESPP, using the treasury stock method; the contingently issuable shares guidance is applied to PSUs. Diluted net income (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive. The Company calculates its basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities.

The Company has 100,000,000 shares of preferred stock that are authorized but none are issued or outstanding.

Class A common stock was the only outstanding class of equity securities of the Company as of December 31, 2025 and 2024. Each share of Class A common stock is entitled to one vote per share.

Prior to June 28, 2023, the Company's outstanding equity securities included its Class B common stock. On June 28, 2023, each outstanding share of the Company's Class B common stock automatically converted (the "Conversion") into one share of the Company's Class A common stock pursuant to the terms of the Company's certificate of incorporation. In addition, upon the Conversion, all outstanding stock options that were exercisable for shares of Class B common stock prior to the

Conversion became exercisable for shares of Class A common stock. The Company retired all of the shares of its Class B common stock that were issued but not outstanding following the Conversion.

(r)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents may consist of cash deposited into money market funds, U.S. treasury bills and commercial paper. All credit and debit card transactions that process as of the last day of each month and settle within the first few days of the subsequent month are also classified as cash and cash equivalents as of the end of the month in which they were processed.

(s)   Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of the allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's assessment of its ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of accounts receivable balances and other known conditions that may affect a customer's ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet their financial obligations, a specific allowance is recorded against amounts due from the customer which reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued. As of December 31, 2025 and 2024, the allowance for doubtful accounts was $21.5 million and $27.5 million, respectively, and is recorded in accounts receivable, net, in the accompanying consolidated balance sheets.

(t)   Property and Equipment

Property and equipment, both owned and under finance leases, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Maintenance and repairs are expensed as incurred.

The useful lives of property and equipment are as follows:

Capitalized internal-use software development costs	3 years
Data center equipment	2 - 4 years
Leasehold improvements	Shorter of 5 years or the remaining lease term
Office equipment	3 years
Furniture and fixtures	5 years
Software	3 years
Assets under financing lease	Shorter of 5 years or the remaining lease term

(u)   Leases

The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and long-term liabilities. Finance lease assets are included in property and equipment, net, and finance lease liabilities are presented in current and long-term liabilities in the accompanying consolidated balance sheets.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date to determine the present value of lease payments. The Company's lease agreements may have lease and non-lease components, which the Company accounts for as a single lease component. When estimating the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. Operating lease costs are recognized in operating expenses in the accompanying consolidated statements of operations on a straight-line basis over the lease term and variable payments are recognized in the period they are incurred. The Company's lease agreements do not contain any residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Within the consolidated statements of cash flows, the Company presents the lease payments made on the operating leases as cash flows from operations and principal payments made on the finance leases as part of financing activities.

(v)   *Equity Method Investments*

Equity investment holdings in which the Company does not have a controlling financial interest but can exercise significant influence over the investee are accounted for under the equity method. Equity method investments are originally recorded at cost and are increased or reduced in subsequent periods to reflect the Company's proportionate share of the investee's net earnings or losses and other comprehensive income or losses, as those occur. The Company records the investee losses on a three-month lag and up to the carrying amount of the investment. Investments are also increased or decreased by contributions made to and distributions received from the investee, basis difference amortization and other-than-temporary impairments, if any. All costs directly associated with the acquisition of the investment are included in the carrying amount of the investment. Profits or losses related to intra-entity sales are eliminated until realized by the Company or the investee.

The Company determines the difference between its purchase price and its proportionate share of the net assets of the investee, which constitutes its excess basis in the investment. This excess basis is allocated to the identifiable assets and liabilities of the investee utilizing purchase accounting principles and is used to calculate the amortizable basis difference and the equity method goodwill. Basis differences attributed to intangible assets with determinable economic lives and liabilities are generally amortized on a straight-line basis over the useful lives of the associated assets and the expected term for the liabilities. Basis differences related to intangible assets without determinable economic lives are not amortized.

Equity method goodwill is not amortized or tested for impairment. Instead, the Company evaluates its equity method investments for impairment whenever events or changes in circumstance indicate that the carrying amounts of such investments may be in excess of their fair value. When such indicators exist, the other-than-temporary impairment model is utilized, which considers the severity and duration of a decline in fair value below book value and the Company's ability and intent to hold the investment for a sufficient period of time to allow for recovery. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the period of such determination. When an impairment loss is recorded in the period, the Company allocates such loss to its overall basis difference in the following order: (a) reducing the equity method goodwill to zero, then (b) reducing the individual basis differences attributable to long-lived assets proportionately based on their amounts relative to the overall basis difference on the impairment date.

(w)   *Segment Information*

The Company determines its operating and reportable segments in accordance with ASC 280 *Segment Reporting*, which requires financial information to be reported based on how the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer ("CEO"), reviews and manages the business, and establishes criteria for aggregating operating segments into reportable segments. The Company operates in and reports its results in a single operating and reportable segment.

(x)   *Business Combinations*

The Company records identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of acquisition to make adjustments to the preliminary allocation of the purchase price. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

(y)   **Goodwill**

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company operates as one reporting unit and has selected October 1 as the date of its annual impairment test.

The Company has the option to first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. However, the Company may elect to bypass the qualitative assessment and proceed directly to the quantitative impairment tests. The impairment test involves comparing the fair value of a reporting unit to its carrying amount, including goodwill. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the reporting unit. Changes in these estimates or assumptions in future periods may result in the recognition of an impairment in the affected period. Goodwill impairment is calculated as the amount by which the reporting unit's carrying amount exceeds its fair value, and is limited to the carrying amount of goodwill.

(z)   **Intangible Assets**

Intangible assets recorded by the Company include the fair values of identifiable intangible assets acquired in business combinations and costs directly associated with securing legal registration of patents and trademarks and acquiring domain names.

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets without determinable economic lives are carried at cost, not amortized and reviewed for impairment at least annually.

The useful lives of the intangible assets are as follows:

Developed technology	4 - 7 years
Customer relationships	4 - 10 years
Supplier relationships	5 years
Trade names	5 years
Patents	20 years
Telecommunication licenses	Indefinite
Trademarks	Indefinite
Domain names	Indefinite

(aa)   **Impairment of Long-Lived Assets**

The Company evaluates its long-lived assets, including property, equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, an impairment loss would be equal to the amount the carrying value exceeds the fair value. The impairment is allocated to the long-lived assets within the asset group on a pro-rata basis using the relative carrying amounts of the assets. Carrying amounts of individual long-lived assets are not reduced below their respective fair values.

In the valuation of an asset or an asset group, management must make assumptions regarding estimated future revenue and cash flows to be derived from the respective asset or asset group, discount rates used and other assumptions. Changes in these estimates or their related assumptions in future periods may result in the recognition of an impairment of an asset or an asset group in the affected period..

(ab)   Derivatives and Hedging

The Company is exposed to a wide variety of risks arising from its business operations and overall economic conditions. These risks include exposure to fluctuations in various foreign currencies against its functional currency and can impact the value of cash receipts and payments. The Company minimizes its exposure to these risks through management of its core business activities, specifically, the amounts, sources and duration of its assets and liabilities, and the use of derivative financial instruments. The Company uses foreign currency derivative forward contracts, and in the future may also use foreign currency option contacts.

Foreign currency derivative forward contracts involve fixing the exchange rate for delivery of a specified amount of foreign currency on a specified date. These agreements are typically cash settled in U.S. dollars for their fair value at or close to their settlement date. Foreign currency option contracts will require the Company to pay a premium for the right to sell a specified amount of foreign currency prior to the maturity date of the option. The Company does not enter into derivative financial instruments trading for speculative purposes.

Derivative instruments are carried at fair value and recorded as either an asset or a liability until they mature. Gains and losses resulting from changes in fair value of these instruments are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges, gains or losses are initially recorded in accumulated other comprehensive income (loss) on the balance sheet, then reclassified into the statement of operations in the period in which the derivative instruments mature. These realized gains and losses are recorded within the same financial statement line item as the hedged transaction.

The Company's foreign currency derivative contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

(ac)   Share Repurchases

The Company elected to record the excess of the repurchase price over the par value of the repurchased shares of its Class A common stock in accumulated deficit, along with the associated transaction costs and excise taxes. Immediately upon repurchase, the shares are retired and returned to the status of unauthorized and unissued.

(ad)   Fair Value of Financial Instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company applies fair value accounting for all financial instruments measured at fair value on a recurring basis. The Company's financial instruments, which include cash, restricted cash, cash equivalents, accounts receivable and accounts payable are recorded at their carrying amounts, which approximate their fair values due to their short-term nature. Marketable securities consist of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. All marketable securities are considered to be available-for-sale and recorded at their estimated fair values. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive income (loss). In valuing these items, the Company uses inputs and assumptions that market participants would use to determine their fair value, utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the senior notes due 2029 and 2031 ("2029 Notes" and "2031 Notes," respectively) are determined based on their respective closing prices on the last trading day of the reporting period. These financial liabilities are not measured at fair value on a recurring basis.

The carrying values of the strategic investments, which consist of restricted equity securities of a publicly held company and equity securities of privately held companies, are determined under the measurement alternative on a non-recurring basis adjusting for observable changes in fair value or impairment. The Company does not have a controlling interest nor can it exercise significant influence over any of these entities.

The Company regularly reviews changes to the rating of its debt securities by rating agencies and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of December 31, 2025, the risk of expected credit losses was not significant.

Impairments are considered to be other than temporary if they are related to deterioration in credit risk or if it is likely that the security will be sold before the recovery of its cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other income, net in the accompanying consolidated statements of operations.

(ae)   *Recently Adopted Accounting Guidance*

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures,*" which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, and may be applied on a prospective basis. The Company adopted ASU 2023-09 on a prospective basis in 2025. Prior periods were not restated to conform to the new presentation.

(af)   *Recently Issued Accounting Guidance, Not yet Adopted*

In September 2025, the FASB issued ASU 2025-06, "*Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software,*" which modernizes the accounting for internal-use software by replacing the previous stage-based model and aligning the capitalization process with current development practices, especially agile and iterative methods. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, and may be applied prospectively, retrospectively, or using a modified transition approach. Early adoption is permitted. The Company is in process of evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "*Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,*" which requires the disaggregation of certain expenses in the notes of the financial statements to provide enhanced transparency into the expense captions presented on the face of the statements of operations. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. The adoption will require certain additional disclosure in the notes to the Company's consolidated financial statements.

3. Fair Value Measurements

Financial Assets

The following tables provide the financial assets measured at fair value on a recurring basis:

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2025			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:					(In thousands)			
Cash and cash equivalents:								
Money market funds	$ 454,505	$ —	$ —	$ —	$ 454,505	$ —	$ —	$ 454,505
Commercial paper	37,517	—	—	—	—	37,517	—	37,517
Total included in cash and cash equivalents	492,022	—	—	—	454,505	37,517	—	492,022
Marketable securities:								
Debt securities:								
U.S. Treasury securities	249,396	1,190	(9)	—	250,577	—	—	250,577
Corporate debt securities and commercial paper	1,523,935	9,360	(84)	(1)	—	1,533,210	—	1,533,210
Total debt securities	1,773,331	10,550	(93)	(1)	250,577	1,533,210	—	1,783,787
Equity securities	4,220	—	—	—	4,220	—	—	4,220
Total marketable securities	1,777,551	10,550	(93)	(1)	254,797	1,533,210	—	1,788,007
Total financial assets	$ 2,269,573	$ 10,550	$ (93)	$ (1)	$ 709,302	$ 1,570,727	$ —	$ 2,280,029

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2024			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:					(In thousands)			
Cash and cash equivalents:								
Money market funds	$ 207,323	$ —	$ —	$ —	$ 207,323	$ —	$ —	$ 207,323
Commercial paper	15,059	—	—	—	—	15,059	—	15,059
U.S. Treasury bills	2,748	—	—	—	2,748	—	—	2,748
Total included in cash and cash equivalents	225,130	—	—	—	210,071	15,059	—	225,130
Marketable securities:								
Debt securities:								
U.S. Treasury securities	379,846	1,243	(296)	(55)	380,738	—	—	380,738
Non-U.S. government securities	2,909	27	—	—	2,936	—	—	2,936
Corporate debt securities and commercial paper	1,571,944	6,415	(1,594)	(557)	16,890	1,559,318	—	1,576,208
Total debt securities	1,954,699	7,685	(1,890)	(612)	400,564	1,559,318	—	1,959,882
Equity securities	3,220	—	—	—	3,220	—	—	3,220
Total marketable securities	1,957,919	7,685	(1,890)	(612)	403,784	1,559,318	—	1,963,102
Total financial assets	$ 2,183,049	$ 7,685	$ (1,890)	$ (612)	$ 613,855	$ 1,574,377	$ —	$ 2,188,232

Debt Securities

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's debt securities primarily consist of U.S. Treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. Because the Company views its debt securities as available to support its current operations, it has classified all available for sale securities as short-term.

Interest earned on marketable securities was $70.6 million, $90.2 million and $77.7 million in the years ended December 31, 2025, 2024 and 2023, respectively. The interest is recorded as other income, net, in the accompanying consolidated statements of operations.

The following table summarizes the contractual maturities of marketable securities:

	As of December 31,			
	2025		2024	
	Amortized Cost	Aggregate Fair Value	Amortized Cost	Aggregate Fair Value
Financial Assets:	(In thousands)			
Less than one year	$ 588,022	$ 590,997	$ 684,294	$ 685,091
One to three years	1,185,309	1,192,790	1,270,405	1,274,791
Total	$ 1,773,331	$ 1,783,787	$ 1,954,699	$ 1,959,882

Strategic Investments

As of December 31, 2025 and 2024, the Company held strategic investments with an aggregate carrying value of $24.5 million and $23.5 million, respectively, recorded as other long-term assets in the accompanying consolidated balance sheets. There were no significant impairments or adjustments recorded in the years ended December 31, 2025 and 2024 related to these securities. In the year ended December 31, 2023, the Company remeasured to fair value one of its strategic investments acquired in 2021 due to an assessed impairment. The fair value measurement of the strategic investment is classified as Level 2 in the fair value hierarchy and the primary input used in the fair value measurement was the publicly available stock price of the issuer's unrestricted security of the same class. The impairment loss of $46.2 million is recorded in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2023.

Financial Liabilities

The Company's financial liabilities that are measured at fair value on a recurring basis consist of foreign currency derivative liabilities and are classified as Level 2 financial instruments in the fair value hierarchy. As of December 31, 2025 and 2024, the aggregate fair value of these liabilities and the associated unrealized losses were not significant.

The Company's financial liabilities that are not measured at fair value on a recurring basis are its 2029 Notes and its 2031 Notes. As of December 31, 2025, the fair value of the 2029 Notes and 2031 Notes were $489.7 million and $483.9 million, respectively. As of December 31, 2024, the fair value of the 2029 Notes and 2031 Notes were $464.9 million and $453.9 million, respectively. These fair values are classified as Level 2 in the fair value hierarchy.

4. Property and Equipment

Property and equipment consist of the following:

	As of December 31,	
	2025	2024
	(In thousands)	
Capitalized internal-use software developments costs	$ 421,795	$ 357,334
Data center equipment [1]	27,843	63,672
Leasehold improvements	62,143	78,104
Office equipment	46,709	50,659
Furniture and fixtures	10,399	12,618
Software	14,927	14,143
Total property and equipment	583,816	576,530
Less: accumulated depreciation and amortization [1]	(406,853)	(385,488)
Total property and equipment, net	$ 176,963	$ 191,042

[1] Data center equipment includes $1.4 million and $33.5 million in assets held under finance leases as of December 31, 2025 and 2024, respectively. Accumulated depreciation and amortization includes $1.4 million and $28.6 million of accumulated depreciation for assets held under finance leases as of December 31, 2025 and 2024, respectively.

Depreciation and amortization expense was $85.1 million, $91.9 million and $89.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company capitalized $72.5 million, $72.5 million and $57.2 million in internal-use software development costs in the years ended December 31, 2025, 2024 and 2023, respectively.

5. Divestitures

There were no divestitures in the years ended December 31, 2025 or 2024.

In 2023, the Company sold its ValueFirst business, which operated an enterprise communications platform in India, for a total cash sales price of $45.5 million, or $38.2 million in proceeds, net of cash divested. The sale resulted in a loss of $28.8 million, which is recorded within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2023. The Company also recorded an additional $3.3 million of divestiture-related expenses in the same period.

6. Impairment of Long-Lived Assets

No significant impairments of long-lived assets were recorded during the years ended December 31, 2025 or 2024.

Operating right-of-use assets

In 2023, the Company permanently closed several of its offices, which triggered reassessment for impairment of certain operating right-of-use ("ROU") assets and related leasehold improvements and property and equipment. Based on the reassessment, the Company concluded that certain assets were impaired and recorded a $34.8 million impairment in the impairment of long-lived assets line item in the accompanying consolidated statement of operations for the year ended December 31, 2023.

Intangible assets

In the fourth quarter of 2023, the Company identified an indicator that the carrying amounts of certain long-lived assets within its then Segment reportable segment may not have been recoverable. The Company performed a fair value measurement of the impacted asset group and concluded that the asset group was impaired. The impairment was allocated to the assets within the impacted asset group reducing the respective carrying amounts of the assets as of the December 1, 2023, measurement date, as follows:

	Total Impairment Allocation
	(In thousands)
Developed technology	$ 209,350
Customer relationships	76,361
Total impairment	$ 285,711

The impairment is recorded within the impairment of long-lived assets line item in the accompanying consolidated statement of operations for the year ended December 31, 2023.

No other significant impairments were recorded during the year ended December 31, 2023.

7. Restructuring Activities

No significant restructuring activities occurred in the years ended December 31, 2025 or 2024.

In February 2023, the Company announced a workforce reduction plan (the "February 2023 Plan") that was designed to reduce operating costs, improve operating margins and accelerate profitability. The February 2023 Plan eliminated approximately 17% of the Company's workforce and was substantially completed in the first quarter of 2023. For the year ended December 31, 2023, restructuring charges related to the February 2023 Plan were $141.1 million, which consisted of $130.0 million related to employee severance, benefits and facilitation costs, and $11.1 million related to vesting of employee stock based compensation awards. These charges were recorded within restructuring costs in the accompanying consolidated statement of operations for the year ended December 31, 2023.

8. Reorganization and Segment Reporting

The Company announced on January 1, 2025, that it realigned its organizational structure into a functional support model by dissolving its previously existing business unit components.

Despite the change in the organizational structure on January 1, 2025, until the end of the second quarter of 2025, the Company had two operating and reportable segments based on the manner in which the CODM reviewed financial information for purposes of assessing business performance and allocating resources. In the third quarter of 2025, the presentation of the financial information reviewed by the CODM was modified to reflect the change in the organizational structure. In conjunction with this change, the Company reevaluated its segment structure and concluded that, as of the third quarter of 2025, it had one operating and reportable segment.

Commencing in the third quarter of 2025, the financial information of the Company regularly provided to the CODM was on a consolidated level and consolidated net income was its measure of profitability. This measure of profitability is used by the CODM to allocate resources and assess performance of the Company by comparing its actual results to the comparable results in prior periods and to any internally or externally set expectations. The consolidated financial information provided to the CODM, including significant expenses, is presented in a manner consistent with the information already disclosed in the accompanying consolidated financial statements and the notes thereof.

9. Derivatives and Hedging

As of December 31, 2025, the Company's outstanding foreign currency forward contracts designated as cash flow hedges had a total sell notional value of $280.8 million. The notional value represents the amount that will be sold upon maturity of the forward contract. As of December 31, 2025, these contracts had maturities of up to seventeen months. Gains and losses associated with these foreign currency forward contracts were not significant.

The Company is subject to master netting agreements with certain counterparties of the foreign exchange contracts, under which it is permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is the Company's policy to present the derivatives at gross in its consolidated balance sheets. The Company's foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. The Company manages its exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring its outstanding positions. As of December 31, 2025, the Company did not have any offsetting arrangements.

10. Right-of-Use Assets and Lease Liabilities

The Company has entered into various operating lease agreements for office space. As of December 31, 2025, the Company had various leased properties with remaining lease terms from 0.1 years to 5.0 years, some of which include options to extend the leases for up to 5.0 years.

In the years ended December 31, 2025 and 2024, there were no significant impairment charges related to office closures. During 2023, as a result of the office closures described in Note 6, the Company impaired several of its ROU assets related to office leases that would no longer be used to support its ongoing operations. Of the $34.8 million of impairment recorded in the year ended December 31, 2023, $24.8 million related to the ROU assets and the remaining amount related to the associated assets in the property, plant and equipment categories.

For the years ended December 31, 2025, 2024 and 2023, the Company did not have significant sublease income related to any of its subleased offices.

Operating lease costs recorded in the accompanying consolidated statements of operations were $27.0 million, $25.4 million and $35.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. Lease costs associated with short-term leases, variable leases and finance leases were not significant.

Supplemental cash flow and other information related to operating leases are as follows:

	Year Ended December 31,	
	2025	2024
Operating cash flows paid for amounts included in operating lease liabilities (in thousands)	$ 40,700	$ 54,376
Weighted average remaining lease term (in years)	2.9	3.6
Weighted average discount rate	4.7 %	4.6 %

Maturities of operating lease liabilities are as follows:

	As of December 31, 2025
Year Ended December 31,	(In thousands)
2026	$ 38,557
2027	29,320
2028	22,445
2029	4,492
2030	554
Total lease payments	95,368
Less: imputed interest	(6,083)
Total operating lease obligations	89,285
Less: current obligations	(35,123)
Long-term operating lease obligations	$ 54,162

11. Business Combinations

On November 14, 2025, the Company acquired all outstanding shares of Stytch, Inc. ("Stytch"), an identity platform for AI agents based in San Francisco, California, for a purchase price of $104.1 million paid in cash, or $58.5 million net of cash acquired.

The acquisition was accounted for as a business combination and the total preliminary purchase price of $104.1 million was allocated to the net tangible and intangible assets and liabilities based on their fair values on the acquisition date with the excess recorded as goodwill. The acquired entities' results of operations have been included in the consolidated financial statements of the Company from the date of acquisition.

The following table presents the preliminary purchase price allocation:

	Total
	(In thousands)
Cash and cash equivalents	$ 45,565
Other tangible assets and liabilities, net	(1,844)
Intangible assets [1]	11,833
Goodwill	48,507
Total preliminary purchase price	$ 104,061
Less: cash and cash equivalents acquired	(45,565)
Total preliminary purchase price, net of cash acquired	$ 58,496

_____

[1] Identifiable intangible assets were comprised of the following:

	Total	Estimated life
	(In thousands)	(In years)
Developed technology	$ 9,864	5
Customer relationships	1,969	4
Total intangible assets acquired	$ 11,833	

12. Equity Method Investment

In 2022, the Company acquired 44.6% of the equity interests in Syniverse Corporation ("Syniverse") for $750.0 million in cash. The Company determined that it did not have a controlling financial interest in Syniverse but did exercise significant influence and, therefore, the investment was accounted for under the equity method. The Company's ownership percentage and other information related to the equity method investment, reported on a 90-day lag, are as follows:

	As of December 31,	
	2025	2024
Ownership percentage	43.7%	43.8%
Basis difference attributable to intangible assets and deferred tax liability	$ 297,114	$ 353,307
Equity method goodwill	$ 543,157	$ 623,786

During 2025, the Company observed a change in the performance trend of its equity method investment, which it deemed an indicator that the carrying value of its equity method investment could be in excess of its fair value. The Company engaged a third-party expert to assist in performing a fair value assessment of the investment and concluded that as of December 31, 2025, its equity method investment was impaired. The Company recorded an impairment of $80.6 million in the impairment of equity method investment line item in the accompanying consolidated statement of operations for the year ended December 31, 2025. The Company allocated the full impairment amount to the equity method goodwill.

The Company estimated the fair value of its equity method investment using a weighting of fair values derived from an income and a market approach. Estimating the fair value by these methods involves the use of various assumptions that the Company believed were reasonable under the circumstances. Under the income approach, the Company determined the fair value of the investment based on the present value of estimated future cash flows using the cash flow projections prepared by the investee management. The market approach estimated the fair value based on market multiples of adjusted EBITDA derived from comparable publicly traded companies with similar operating and investment characteristics as the investment. While these assumptions reflect management's best estimates at the time of the valuation, the estimates are inherently complex and uncertain and the actual results could differ materially from the estimates. The fair value measurement of the equity method investment is classified as Level 3 in the fair value hierarchy.

In conjunction with this investment, the Company and Syniverse entered into a wholesale agreement, pursuant to which Syniverse would process, route and deliver application-to-person messages originating and/or terminating between the Company's customers and mobile network operators. The values of the transactions that occurred between the Company and Syniverse were $138.9 million, $145.0 million and $143.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. These transactions were recorded as cost of revenue in the accompanying consolidated statements of operations.

Summarized financial information of Syniverse is presented below on a one-month lag. The investee's fiscal year end is November 30.

	As of November 30,	
	2025	2024
	(In thousands)	
Current assets	$ 172,548	$ 225,975
Noncurrent assets	$ 2,365,336	$ 2,344,658
Current liabilities	$ 214,359	$ 232,522
Noncurrent liabilities	$ 1,198,196	$ 1,176,332
Non controlling interest	$ 5,068	$ 6,027

		Year Ended November 30,				
		2025		**2024**		**2023**
		(In thousands)				
Revenue	$	795,749	$	819,164	$	739,317
Cost of operations (excluding depreciation and amortization)	$	481,486	$	474,081	$	430,140
Income from operations	$	92,701	$	113,950	$	67,870
Net loss	$	(56,926)	$	(38,849)	$	(89,096)
Net loss attributable to Syniverse Corporation	$	(59,338)	$	(40,917)	$	(90,770)

13. Goodwill and Intangible Assets

Goodwill

In connection with the change in the Company's operating segment structure, as described in Note 8, the Company reevaluated its reporting unit structure and concluded that as of September 30, 2025, it had one reporting unit. The Company performed goodwill impairment assessments for each reporting unit immediately before and immediately after the change in structure and concluded that goodwill was not impaired.

The goodwill balance as of December 31, 2025 and 2024, and the changes during the period, were as follows:

	Total
	(In thousands)
Balance as of December 31, 2024 and 2023	$ 5,243,266
Goodwill additions related to 2025 acquisitions and other	48,521
Balance as of December 31, 2025	$ 5,291,787

Intangible assets

Intangible assets consist of the following:

		As of December 31, 2025			
		Cost	**Accumulated Amortization**		**Net**
Amortizable intangible assets:			(In thousands)		
Developed technology	$	398,205	$ (359,450)	$	38,755
Customer relationships		350,283	(260,216)		90,067
Supplier relationships		49,756	(44,443)		5,313
Trade names		25,968	(25,928)		40
Patent		3,968	(1,293)		2,675
Total amortizable intangible assets		828,180	(691,330)		136,850
Non-amortizable intangible assets:					
Telecommunication licenses		4,920	—		4,920
Trademarks and other		295	—		295
Total	$	833,395	$ (691,330)	$	142,065

	As of December 31, 2024		
	Cost	Accumulated Amortization	Net
Amortizable intangible assets:	(In thousands)		
Developed technology	$ 388,341	$ (306,063)	$ 82,278
Customer relationships	348,314	(215,523)	132,791
Supplier relationships	49,756	(35,363)	14,393
Trade names	25,968	(25,014)	954
Patent	3,968	(1,096)	2,872
Total amortizable intangible assets	816,347	(583,059)	233,288
Non-amortizable intangible assets:			
Telecommunication licenses	4,920	—	4,920
Trademarks and other	295	—	295
Total	$ 821,562	$ (583,059)	$ 238,503

Amortization expense was $108.3 million, $112.0 million and $192.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Total estimated future amortization expense is as follows:

	As of December 31, 2025
Year Ended December 31,	(In thousands)
2026	$ 44,615
2027	27,796
2028	21,520
2029	17,353
2030	16,614
Thereafter	8,952
Total	$ 136,850

14. Balance Sheet Components

Prepaid expenses and other current assets consist of the following:

	As of December 31,	
	2025	2024
	(In thousands)	
Prepaid expenses	$ 307,263	$ 333,911
Other current assets	162,387	140,449
Total prepaid expenses and other current assets	$ 469,650	$ 474,360

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2025	2024
	(In thousands)	
Accrued payroll and related liabilities	$ 95,795	$ 76,708
Company-wide bonus program liability	136,221	109,776
Accrued sales bonus and commissions	21,922	21,585
Accrued cost of revenue	226,878	173,739
Sales and other taxes payable	58,259	79,731
ESPP contributions	6,925	5,745
Accrued other expense	62,119	63,402
Total accrued expenses and other current liabilities	$ 608,119	$ 530,686

15. Long-Term Debt

Long-term debt, net, consists of the following:

	As of December 31,	
	2025	2024
	(In thousands)	
2029 Senior Notes		
Principal	$ 500,000	$ 500,000
Unamortized discount	(2,733)	(3,518)
Unamortized issuance costs	(615)	(792)
Net carrying amount	496,652	495,690
2031 Senior Notes		
Principal	500,000	500,000
Unamortized discount	(3,563)	(4,166)
Unamortized issuance costs	(802)	(937)
Net carrying amount	495,635	494,897
Total long-term debt, net	$ 992,287	$ 990,587

2029 and 2031 Senior Notes

In March 2021, the Company issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes" and together with the 2029 Notes, the "Notes"). Initially, none of the Company's subsidiaries guaranteed the Notes. However, under certain circumstances in the future the Notes can be guaranteed by each of the Company's material domestic subsidiaries. The 2029 Notes and 2031 Notes will mature on March 15, 2029 and March 15, 2031, respectively. Interest payments are payable semi-annually in arrears on March 15 and September 15 of each year.

The aggregate net proceeds from offering of the Notes were approximately $984.7 million after deducting underwriting discounts and issuance costs paid by the Company.

As of December 31, 2025, the Company may voluntarily redeem the 2029 Notes, in whole or in part, under the following circumstances:

(1) at any time on or after March 15, 2025 at a prepayment price equal to 100.906% of the principal amount; and

(2) at any time on or after March 15, 2026 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include the accrued and unpaid interest, as applicable.

As of December 31, 2025, the Company may voluntarily redeem the 2031 Notes, in whole or in part, under the following circumstances:

 (1) at any time prior to March 15, 2026 at 100% of the principal amount, plus a "make-whole" premium;

 (2) at any time on or after March 15, 2026 at a prepayment price equal to 101.938% of the principal amount;

 (3) at any time on or after March 15, 2027 at a prepayment price equal to 101.292% of the principal amount;

 (4) at any time on or after March 15, 2028 at a prepayment price equal to 100.646% of the principal amount; and

 (5) at any time on or after March 15, 2029 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include accrued and unpaid interest, as applicable.

The Notes are general unsecured obligations and will rank senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the Notes that the Company may incur in the future and equal in right of payment with the Company's existing and future unsecured and unsubordinated liabilities.

In certain circumstances involving a change of control event, the Company will be required to make an offer to repurchase the Notes of the applicable series at a repurchase price equal to 101% of the principal amount of the Notes of such series to be repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes (the "Indenture") contains restrictive covenants limiting the Company's ability and the ability of its subsidiaries to: (i) create liens on certain assets to secure debt; (ii) grant a subsidiary guarantee of certain debt without also providing a guarantee of the Notes; and (iii) consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of its assets to another person. These covenants are subject to a number of limitations and exceptions. Certain of these covenants will not apply during any period in which the Notes are rated investment grade by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services.

As of December 31, 2025, the Company was in compliance with all of its covenants under the Indenture.

16. Supplemental Balance Sheet Information

A roll-forward of the Company's customer credit reserve is as follows:

	As of December 31,		
	2025	2024	2023
	(In thousands)		
Balance, beginning of period	$ 19,341	$ 33,594	$ 33,124
Additions	98,955	81,695	167,044
Deductions against reserve	(86,484)	(95,948)	(166,574)
Balance, end of period	$ 31,812	$ 19,341	$ 33,594

17. Revenue by Geographic Area and Groups of Similar Products

Revenue by geographic area is based on the IP address or the mailing address of the customer at the time of registration. The following table sets forth revenue by geographic area:

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue by geographic area:		(In thousands)	
United States	$ 3,246,863	$ 2,898,056	$ 2,757,470
International	1,820,357	1,559,980	1,396,475
Total	$ 5,067,220	$ 4,458,036	$ 4,153,945
Percentage of revenue by geographic area:			
United States	64 %	65 %	66 %
International	36 %	35 %	34 %

The following table sets forth long-lived assets by geographic area:

	As of December 31,	
	2025	**2024**
Long-lived assets by geographic area:	(In thousands)	
United States	$ 43,491	$ 65,782
International	15,561	25,676
Total	$ 59,052	$ 91,458
Percentage of long-lived assets by geographic area:		
United States	74 %	72 %
International	26 %	28 %

The following table sets forth revenue by groups of similar products:

	Year Ended December 31,		
	2025	**2024**[1]	**2023**[1]
Revenue by groups of similar products:		(In thousands)	
Messaging	$ 2,878,304	$ 2,435,462	$ 2,251,308
Voice	615,655	543,117	511,728
Email	523,470	488,271	440,185
Segment	303,250	297,696	295,252
Other	746,541	693,490	655,472
Total	$ 5,067,220	$ 4,458,036	$ 4,153,945

[1] Prior year amounts were reclassified to conform to the current year presentation. In 2025, RCS Messaging and WhatsApp Messaging were reclassified into Messaging. Previously, revenue related to these products was presented within Other. As a result, $76.7 million and $66.6 million were reclassified out of Other and into Messaging for the years ended December 31, 2024 and 2023, respectively.

18. Commitments and Contingencies

(a)   *Lease and Other Commitments*

The Company entered into various non-cancelable operating lease agreements for its facilities. Refer to Note 10 for additional detail on the Company's operating lease commitments.

Additionally, the Company has contractual commitments with its cloud infrastructure providers, network service providers and other vendors that are noncancellable and expire within one to five years. In the year ended December 31, 2025, the Company entered into several such agreements with terms of up to five years for a total purchase commitment of $149.1 million. Future minimum payments under these noncancellable purchase commitments are summarized in the table below. Unrecognized tax benefits are not included in these amounts because any amounts expected to be settled in cash are not significant:

Year Ending December 31,	As of December 31, 2025 (In thousands)	
2026	$	288,615
2027		31,861
2028		13,152
2029		9,166
2030		6,447
Total payments	$	349,241

(b) Legal Matters

From time to time, the Company may be subject to legal actions, claims, and government investigations or inquiries arising in the ordinary course of business. These matters may include, but are not limited to, matters involving privacy, data protection, data security, intellectual property, competition, telecommunications, consumer protection, taxation, securities, employment and contractual rights. While the Company currently believes that the final outcomes of these matters will not have a material adverse effect on its business, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company accrues for contingencies associated with legal matters when it believes that a loss is probable and that it can be reasonably estimated. To the extent there is a reasonable possibility that a loss may be incurred that is in excess of the amounts already recognized and such additional loss amount may be material, the Company either discloses the estimated additional loss amount or states that such an estimate cannot be made. Significant judgment is required to determine the probability of a loss and to estimate the amount of any probable loss.

Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

(c) Indemnification Agreements

In the ordinary course of business and in connection with its financing and business combination transactions, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners, customers and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties and other liabilities relating to or arising from the Company's products or its acts or omissions.

The Company has also signed indemnification agreements with all of its board members and executive officers and certain employees that may require the Company to indemnify them for certain events in connection with their services to the Company or its direct or indirect subsidiaries.

As of December 31, 2025 and 2024, no amounts were accrued related to any outstanding indemnification agreements.

(d) Other Taxes

The Company conducts operations in many tax jurisdictions within and outside the United States. In many of these jurisdictions, non-income-based taxes, such as sales, use, telecommunications and other local taxes are assessed on the Company's operations. The Company carries reserves for certain of its non-income-based tax exposures in certain jurisdictions when it is both probable that a liability was incurred and the amount of the exposure can be reasonably estimated. These reserves are based on estimates which include several key assumptions including, but not limited to, the taxability of the Company's services, the jurisdictions in which management believes it had nexus and the sourcing of revenues to those jurisdictions.

The Company continues to remain in discussions with certain jurisdictions regarding its prior sales and other taxes that it may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of the Company's tax exposure could differ materially from management's current estimates.

As of December 31, 2025, the liabilities recorded for non-income-based taxes were $21.1 million for domestic jurisdictions and $21.8 million for jurisdictions outside of the United States. As of December 31, 2024, these liabilities were $19.3 million and $22.0 million, respectively.

19. Stockholders' Equity

Preferred Stock

As of December 31, 2025 and 2024, the Company had authorized 100,000,000 shares of preferred stock, par value $0.001, of which no shares were issued and outstanding.

Common Stock

As of December 31, 2025 and 2024, the Company had authorized 1,000,000,000 shares of Class A common stock, par value of $0.001 per share. As of December 31, 2024, the Company had also authorized 3,170,181 shares of Class B common stock, par value of $0.001 per share. As of December 31, 2025 and 2024, 152,411,346 and 152,610,697 shares of Class A common stock, respectively, and no shares of Class B common stock were issued and outstanding.

The Company had reserved shares of common stock for issuance as follows:

	As of December 31,	
	2025	**2024**
Stock options issued and outstanding	902,120	1,322,176
Unvested restricted stock units issued and outstanding	13,663,977	18,386,271
Shares of Class A common stock reserved for Twilio.org	265,225	353,633
Stock-based awards available for grant under 2016 Plan	28,543,969	23,292,678
Shares of Class A common stock reserved for issuance pursuant to ESPP	10,836,938	9,709,326
Total	54,212,229	53,064,084

Share Repurchase Programs

In January 2025, the board of directors of the Company authorized a share repurchase program to repurchase up to $2.0 billion in aggregate value of the Company's outstanding Class A common stock. Repurchases under this program can be made through open market, private transactions or other means, in compliance with applicable federal securities laws, and can include repurchases pursuant to Rule 10b5-1 trading plans. The Company has discretion in determining the conditions under which shares may be repurchased from time to time. The program expires on December 31, 2027. The Company's previous share repurchase authorizations expired on December 31, 2024.

During the years ended December 31, 2025 and 2024, the Company repurchased 8.0 million shares and 36.8 million shares of its Class A common stock, respectively, for an aggregate purchase price of $854.6 million and $2.3 billion, respectively. As of December 31, 2025, approximately $1.1 billion of the amount authorized in January 2025 for share repurchases remained available for future repurchases.

20. Stock-Based Compensation

The following equity incentive plans govern a significant amount of the outstanding equity awards as of December 31, 2025:

2016 Stock Option Plan

The Company's 2016 Stock Option and Incentive Plan (the "2016 Plan") became effective on June 21, 2016. The 2016 Plan provides for the grant of ISOs, NSOs, restricted stock awards, RSUs, stock appreciation rights, unrestricted stock awards, performance share awards, dividend equivalent rights and cash-based awards to employees, directors and consultants of the Company. A total of 11,500,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 Plan. These available shares automatically increase each January 1, beginning on January 1, 2017, by 5% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2025 and 2024, the shares available for grant under the 2016 Plan were automatically increased by 7,630,534 shares and 9,097,289 shares, respectively.

Under the 2016 Plan, the stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying common stock on the date of grant.

2016 Employee Stock Purchase Plan

The Company's 2016 ESPP was effective on June 21, 2016. A total of 2,400,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 ESPP. These available shares automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of the Company's Class A common stock, 1% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2025 and 2024, the shares available for grant under the 2016 ESPP were automatically increased by 1,526,106 and 1,800,000 shares, respectively.

The 2016 ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount of 15% through payroll deductions of their eligible compensation, subject to any plan limitations. The 2016 ESPP provides for separate six-month offering periods beginning in May and November of each year.

On each purchase date, eligible employees purchase shares of the Company's Class A common stock at a price per share equal to 85% of the lesser of (i) the fair market value of the Company's Class A common stock on the offering date or (ii) the fair market value of the Company's Class A common stock on the purchase date.

As of December 31, 2025, total unrecognized compensation cost related to the 2016 ESPP was not significant.

Stock-options and restricted stock units and awards activity under the Company's equity incentive plans is as follows:

Stock Options

	Number of options outstanding		Weighted-average exercise price (Per share)	Weighted-average remaining contractual term (In years)		Aggregate intrinsic value (In thousands)
Outstanding options as of December 31, 2024	1,322,176	$	74.15	3.05	$	74,838
Exercised	(420,056)	$	14.87			
Outstanding options as of December 31, 2025	902,120	$	101.75	2.87	$	59,701
Options vested and exercisable as of December 31, 2025	902,120	$	101.75	2.87	$	59,701

	Year Ended December 31,					
	2025		2024		2023	
	(In thousands, except per share amounts)					
Aggregate intrinsic value of stock options exercised [1]	$	41,976	$	8,649	$	15,242
Total estimated grant date fair value of options vested	$	844	$	9,351	$	28,619

_____

[1] Aggregate intrinsic value represents the difference between the fair value of the Company's Class A common stock as reported on the New York Stock Exchange and the exercise price of outstanding "in-the-money" options.

As of December 31, 2025, all stock options have vested.

Restricted Stock Units

	Number of awards outstanding	Weighted-average grant date fair value (Per share)	Aggregate intrinsic value (In thousands)
Unvested RSUs as of December 31, 2024	18,386,271	$ 71.96	$ 1,394,966
Granted	4,728,094	$ 119.02	
Vested	(6,944,005)	$ 84.28	
Forfeited and canceled	(2,506,383)	$ 78.06	
Unvested RSUs as of December 31, 2025	13,663,977	$ 80.86	$ 1,943,564

In 2025 and 2024, the Company granted to certain of its executive employees performance-based restricted stock units ("PSUs") covering 185,899 and 516,626 shares, respectively, of Class A common stock that had an aggregate grant date fair value of $27.1 million and $34.5 million, respectively. These awards are included in the table above. The PSUs will vest if certain operational performance conditions or market conditions, as defined in the respective grant agreements, are met during the performance achievement periods, which expire on December 31, 2027 and 2026, respectively. At the end of the vesting period, the number of shares actually issued may range from 0% to 200% of the target based on levels of performance.

As of December 31, 2025, total unrecognized compensation cost related to unvested RSUs was $994.9 million, which will be amortized over a weighted-average period of 2.2 years.

Valuation Assumptions

The Company used the following assumptions in the Black-Scholes option pricing model to estimate the fair value of the purchase rights issued under the 2016 ESPP:

Employee Stock Purchase Plan:	Year Ended December 31,		
	2025	2024	2023
Fair value of common stock	$116.34 - $120.22	$61.54 - $96.41	$47.36 - $61.55
Expected term (in years)	0.50	0.50	0.50
Expected volatility	57.8% - 58.7%	38.6% - 41.8%	45.8% - 57.1%
Risk-free interest rate	3.8% - 4.3%	4.4% - 5.4%	5.3% - 5.4%

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Cost of revenue	$ 16,570	$ 22,001	$ 26,343
Research and development	326,767	330,933	331,526
Sales and marketing	136,998	135,331	183,389
General and administrative	118,319	125,164	121,584
Restructuring costs	1,753	3,178	13,015
Total	$ 600,407	$ 616,607	$ 675,857

21. Net Income (Loss) Per Share Attributable to Common Stockholders

The following table sets forth the calculation of basic and diluted net income (loss) per share attributable to common stockholders during the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income (loss) attributable to common stockholders (in thousands)	$ 33,834	$ (109,403)	$ (1,015,441)
Denominator:			
Weighted-average shares outstanding, basic	152,986,390	165,925,128	183,327,844
Dilutive effect of outstanding stock options, RSUs, and stock committed under ESPP	6,802,554	—	—
Weighted-average shares outstanding, diluted	159,788,944	165,925,128	183,327,844
Net income (loss) per share attributable to common stockholders			
Basic	$ 0.22	$ (0.66)	$ (5.54)
Diluted	$ 0.21	$ (0.66)	$ (5.54)

The following outstanding shares of common stock equivalents were excluded from the calculation of the diluted net income (loss) per share attributable to common stockholders because their effect would have been anti-dilutive:

	Year Ended December 31,		
	2025	2024	2023
Stock options issued and outstanding	145,350	1,322,176	1,722,861
Unvested restricted stock units issued and outstanding[1]	773,678	18,386,271	18,755,538
Shares of Class A common stock reserved for Twilio.org	—	353,633	442,041
Shares of Class A common stock committed under ESPP	238,403	265,698	426,199
Shares of Class A common stock in escrow	—	—	31,503
Shares of Class A common stock in escrow subject to future vesting	—	—	3,771
Total	1,157,431	20,327,778	21,381,913

_____

[1] The number of PSUs that will ultimately vest may increase or decrease the number of shares that will be issued at the end of the performance period.

22. Income Taxes

The following table presents domestic and foreign components of income (loss) before provision for income taxes for the periods presented:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(In thousands)		
United States	$ 150,891	$ 40,982	$ (816,089)
International	(95,797)	(129,595)	(180,640)
Income (loss) before provision for income taxes	$ 55,094	$ (88,613)	$ (996,729)

Provision for income taxes consists of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current:	(In thousands)		
Federal	$ 341	$ 5,617	$ 2,567
State	1,515	2,305	1,533
Foreign	20,692	14,850	31,354
Total	22,548	22,772	35,454
Deferred:			
Federal	95	196	(1,337)
State	(27)	149	(208)
Foreign	(1,356)	(2,327)	(15,197)
Total	(1,288)	(1,982)	(16,742)
Provision for income taxes	$ 21,260	$ 20,790	$ 18,712

The provision for income taxes recorded in the years ended December 31, 2025, 2024 and 2023, consists primarily of income taxes and withholding taxes in foreign jurisdictions in which the Company conducts business. Due to a history of losses in the U.S., the Company maintains a full valuation allowance against its U.S. deferred tax assets.

As described in Note 2(ae), in the current period, the Company adopted ASU 2023-09 on a prospective basis. A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09, is as follows:

	Year Ended December 31, 2025	
	Amount (in thousands)	Percent
Tax at federal statutory rate	$ 11,570	21 %
Federal:		
Effect of cross-border tax laws:		
Foreign income taxed in the United States, net of foreign tax deductions	(1,440)	(3)
Withholding taxes	157	—
Tax Credits:		
Research and development tax credits	(40,879)	(74)
Changes in valuation allowance	36,651	67
Nontaxable or nondeductible items:		
Excess benefit on share-based payment awards	(41,493)	(75)
Other share-based payment award related items	14,216	26
Other	1,651	3
Other adjustments	264	1
State and local taxes, net of federal income tax effect [1]	1,080	2
Foreign tax effects:		
Ireland:		
Statutory tax rate difference between Ireland and United States	9,473	17
Changes in valuation allowance	9,720	18
Foreign exchange gains/losses	7,394	13
Other	(580)	(1)
Brazil:		
Withholding taxes	7,758	14
Other	1,213	2
Other foreign jurisdictions [2]	6,118	11
Worldwide changes in unrecognized tax benefits (gross)	(1,613)	(3)
Effective tax rate	$ 21,260	39 %

[1] State taxes in North Carolina and Texas made up the majority (greater than 50 percent) of the tax effect in this category.

[2] Other foreign jurisdictions is comprised of $2.6 million related to India. The remaining foreign jurisdictions are not significant.

A reconciliation of the U.S. federal statutory income tax rates to the Company's effective tax rate for the years ended December 31, 2024 and 2023, pursuant to previous disclosure requirements, is as follows:

	Year Ended December 31,	
	2024	2023
Tax at federal statutory rate	21 %	21 %
State tax, net of federal benefit	1	3
Stock-based compensation	(40)	(7)
Credits	20	2
Foreign rate differential	(67)	1
Permanent book vs. tax differences	8	—
Change in valuation allowance	32	(23)
Other	2	1
Effective tax rate	(23)%	(2)%

Cash paid for income taxes, net of refunds, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	Year Ended December 31, 2025	
	(In thousands)	
U.S. federal taxes	$	3,157
U.S. state taxes		3,973
Non-U.S. taxes		10,581
Total income taxes paid, net	$	17,711

Income taxes paid exceeds 5% of total income taxes paid, net of refunds, in the following jurisdictions:

	Year Ended December 31, 2025	
	(In thousands)	
U.S. State		
California	$	1,723
Non-U.S.		
Brazil	$	2,446
Colombia	$	1,879
Japan	$	1,678
India	$	3,706

Income taxes paid, net, for the years ended December 31, 2024 and 2023 were $36.5 million and $37.8 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities:

	As of December 31,	
	2025	2024
Deferred tax assets:	(In thousands)	
Net operating loss carryforwards	$ 818,284	$ 810,278
Accruals and reserves	80,185	73,535
Stock-based compensation	31,673	28,238
Research and development credits	237,447	175,746
Intangibles	135,500	135,500
Capitalized research and development expenses	230,302	299,061
Lease liability	21,499	30,697
Investments and other basis differences	126,369	81,248
Other	8,992	18,139
Gross deferred tax assets	1,690,251	1,652,442
Valuation allowance	(1,554,727)	(1,488,328)
Net deferred tax assets	135,524	164,114
Deferred tax liabilities:		
Capitalized software	(39,022)	(38,394)
Prepaid expenses	(863)	(900)
Acquired intangibles	(32,633)	(55,283)
Right-of-use asset	(8,913)	(13,112)
Deferred commissions	(37,173)	(42,313)
Net deferred tax asset	$ 16,920	$ 14,112

The following table summarizes the Company's tax carryforwards, carryovers and credits:

	As of December 31, 2025	Expiration Date (If not utilized)
	(In thousands)	
Federal tax credits	$ 205,987	Various dates beginning in 2038
Federal net operating loss carryforwards	$ 2,866,460	Indefinite
State net operating loss carryforwards	$ 2,400,985	Various dates beginning in 2026
State tax credits	$ 155,404	Various dates beginning in 2029
Foreign net operating loss carryforwards	$ 965,615	Indefinite

A limitation may apply to the use of the federal and state net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an "ownership change." An ownership change may occur, for example, as a result of issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

The Company's accounting for deferred taxes involves the evaluation of a number of factors related to the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company's deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible.

At present, the Company does not believe that it is more likely than not that the federal, state and certain foreign net deferred tax assets will be realized, and accordingly, a valuation allowance has been established. The valuation allowance increased by approximately $66.4 million during the year ended December 31, 2025, and decreased by approximately $45.6 million during the year ended December 31, 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands)		
Unrecognized tax benefit, beginning of year	$ 252,208	$ 233,778	$ 228,966
Gross increases for tax positions of prior years	6,647	7,476	3,427
Gross decreases for tax positions of prior years	(1,085)	(198)	(5,130)
Gross increases for tax positions of current year	24,889	13,253	7,754
Gross decreases for tax positions of current year	(168)	—	—
Lapse of statute of limitations	(1,795)	(2,101)	(1,239)
Unrecognized tax benefit, end of year	$ 280,696	$ 252,208	$ 233,778

As of December 31, 2025, the Company had approximately $280.7 million of unrecognized tax benefits. If the $280.7 million is recognized, $1.3 million would affect the effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. As of December 31, 2025, the tax years 2008 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Fiscal years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. The Company is fully reserved for all open U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

On June 7, 2019, a three-judge panel from the U.S. Court of Appeals for the Ninth Circuit overturned the U.S. Tax Court's decision in Altera Corp. v. Commissioner and upheld the portion of the Treasury regulations under Section 482 of the Internal Revenue Code that requires related parties in a cost-sharing arrangement to share expenses related to share-based compensation. As a result of this decision, the Company's gross unrecognized tax benefits increased to reflect the impact of including share-based compensation in cost-sharing arrangements. The Company will continue to monitor future developments related to this matter and their potential effects on its consolidated financial statements. There is no impact on the Company's effective tax rate for years ended December 31, 2025 and 2024 due to a full valuation allowance against its deferred tax assets.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer and oversight of the board of directors, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2025, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the organization have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2025, the following "Rule 10b5-1 trading arrangements" (as defined in Item 408 of Regulation S-K) were adopted or terminated by our directors and officers, each of which was intended to satisfy the affirmative defense in Rule 10b5-1(c):

On December 10, 2025, Erika Rottenberg, a member of our board of directors, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016 (the "Trust"), adopted a Rule 10b5-1 trading plan providing for the sale of (i) up to an aggregate of 9,800 shares of common stock held by the Trust, plus (ii) a number of additional shares corresponding to a portion of equity awards granted after the adoption of the plan. Trading will not commence under Ms. Rottenberg's new Rule 10b5-1 trading plan until her previous Rule 10b5-1 trading plan terminates by its terms. The number of shares listed above for Ms. Rottenberg includes shares subject to limit orders that may or may not execute. The duration of the plan is until December 31, 2026, or earlier if all transactions under the plan have been completed.

Disclosure Pursuant to Section 13(r) of the Exchange Act

Section 13(r) of the Exchange Act requires an issuer to disclose certain information in its periodic reports if it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with individuals or entities subject to specific U.S. economic sanctions during the reporting period, even when the activities, transactions or dealings are conducted in compliance with applicable law.

As previously reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2025, the Company, through one of its non-U.S. subsidiaries, was party to service agreements with a non-affiliated Swiss entity, pursuant to which the non-affiliated Swiss entity delivered SMS messages terminating in Iran through Mobile Telecommunication Company of Iran, Rightel Telecommunications Services Co. and MTN Irancell (collectively, the "Iranian Entities"). The Iranian Entities may be considered "Government of Iran" entities (as defined by Section 560.304 of title 31, Code of Federal Regulations). For the year ended December 31, 2025, the Company's non-U.S. subsidiaries made payments to the non-affiliated Swiss entity to deliver SMS messages terminating in Iran but did not receive any gross revenue or net profits from the Iranian Entities associated with these services. The Company terminated these services in March 2025 and does not intend to continue them.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders (the "Proxy Statement"). The Proxy Statement will be filed with the SEC within 120 days of the year ended December 31, 2025.

Our board of directors has adopted a code of conduct that applies to all officers, directors and employees, which is available on our website at http://investors.twilio.com under "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2025.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2025.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)   The following documents are filed as part of this report:

1. Financial Statements

See Index to Financial Statements at Item 8 herein.

2. Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Twilio Inc.	8-K	001-37806	3.1	June 11, 2025
3.2	Fourth Amended and Restated Bylaws of Twilio Inc.	8-K	001-37806	3.1	January 23, 2025
4.1	Indenture, dated as of March 9, 2021 by and between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.1	March 9, 2021
4.2	First Supplemental Indenture, dated as of March 9, 2021, between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.2	March 9, 2021
4.3	Form of 3.625% Senior Notes due 2029	8-K	001-37806	4.3	March 9, 2021
4.4	Form of 3.875% Senior Notes due 2031	8-K	001-37806	4.4	March 9, 2021
4.5	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				Filed herewith
10.1*	Form of Indemnification Agreement	10-K	001-37806	10.1	February 26, 2021
10.2*	Twilio Inc. Amended and Restated 2008 Stock Option Plan and forms of Stock Option Agreement and form of Stock Option Grant Notice	10-K	001-37806	10.2	February 26, 2021
10.3*	Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan, and forms of agreements thereunder	10-K	001-37806	10.3	February 26, 2021
10.4*	Twilio Inc. 2019 France Sub-Plan to the 2016 Stock Option and Incentive Plan	10-Q	001-37806	10.2	October 31, 2019
10.5*	Twilio Inc. Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-37806	10.1	May 2, 2025
10.6*	Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan	10-Q	001-37806	10.1	October 31, 2019
10.7*	Twilio Inc. Amended Chief Executive Officer Severance Plan	8-K	001-37806	10.1	October 4, 2024
10.8*	Twilio Inc. Senior Executive Severance Plan	8-K	001-37806	10.2	October 4, 2024
10.9*	Twilio Inc. Non-Employee Directors' Deferred Compensation Program and forms thereunder	10-Q	001-37806	10.6	May 10, 2023
10.10*	Twilio Inc. Executive Incentive Compensation Plan	8-K	001-37806	10.1	December 1, 2023
10.11*	Offer Letter with Aidan Viggiano, dated February 10, 2023	10-K	001-37806	10.14	February 27, 2023
10.12*	Offer Letter with Khozema Shipchandler, dated as of January 7, 2024	8-K	001-37806	10.1	January 8, 2024
10.13	Cooperation Agreement, dated March 30, 2024	8-K	001-37806	10.1	April 1, 2024
10.14	Sublease, dated as of August 30, 2018, by and between Salesforce.com, Inc. and Twilio Inc.	10-Q	001-37806	10.1	November 8, 2018
10.15	Consent to Sublease Agreement, dated as of September 25, 2018, by and among Hudson Rincon Center, LLC, Salesforce.com Inc. and Twilio Inc.	10-Q	001-37806	10.2	November 8, 2018
10.16†	Framework Agreement, dated as of February 26, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	10-Q	001-37806	10.1	May 6, 2021
10.17	Framework Agreement Letter Agreement, dated as of August 16, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	August 17, 2021
10.18	Second Framework Agreement Letter Agreement, dated as of May 13, 2022, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	May 16, 2022
19.1	Policy on Insider Trading and Disclosure				Filed herewith
19.2	Special Trading Procedures for Designated Persons				Filed herewith
19.3	Requirements for 10b5-1 Trading Plans				Filed herewith
21.1	List of Subsidiaries of Twilio Inc.				Filed herewith
23.1	Consent of KPMG, LLP, Independent Registered Public Accounting Firm				Filed herewith
24.1	Power of Attorney (included in signature page hereto)				Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
32.1**	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
97.1	Twilio Inc. Compensation Recovery Policy	10-K	001-37806	97.1	February 27, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				Filed herewith

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				Filed herewith
104	Cover Page with Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).				

---

†   Certain portions of this exhibit have been omitted because they are not material, and they are the type of information that the registrant treats as private or confidential.

*   Indicates a management contract or compensatory plan or arrangement.

**   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWILIO INC.

Date: February 24, 2026 /s/ KHOZEMA Z. SHIPCHANDLER

Khozema Z. Shipchandler
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Khozema Z. Shipchandler and Aidan Viggiano, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

February 24, 2026	/s/ KHOZEMA Z. SHIPCHANDLER
	Khozema Z. Shipchandler
	Director and Chief Executive Officer (Principal Executive Officer)
February 24, 2026	/s/ AIDAN VIGGIANO
	Aidan Viggiano
	Chief Financial Officer (Principal Accounting and Financial Officer)
February 24, 2026	/s/ CHARLIE BELL
	Charlie Bell
	Director
February 24, 2026	/s/ DONNA L. DUBINSKY
	Donna L. Dubinsky
	Director
February 24, 2026	/s/ JEFF EPSTEIN
	Jeff Epstein
	Director
February 24, 2026	/s/ JEFFREY R. IMMELT
	Jeffrey R. Immelt
	Director
February 24, 2026	/s/ DEVAL L. PATRICK
	Deval L. Patrick
	Director
February 24, 2026	/s/ ERIKA ROTTENBERG
	Erika Rottenberg
	Director
February 24, 2026	/s/ ANDY STAFMAN
	Andy Stafman
	Director
February 24, 2026	/s/ MIYUKI SUZUKI
	Miyuki Suzuki
	Director

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